03007166

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Herdez, S.A. de C.V.

*CURRENT ADDRESS Corporativo Cinco
Monte Pelvoux 215. Col. Lomas
de Chapultepec
C.P. 11000 Mexico, D.F.

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

FILE NO. 82- 3818 FISCAL YEAR

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 3/3/03

82-3818

GRUPO HERDEZ, S.A. DE C.V.

Exhibits to the Application Filed with the
United States Securities and Exchange Commission
in Order to Reinstate Exemption No. 82-3818 Pursuant to
Rule 12g3-2(b) of the United States Securities
Exchange Act of 1934

January 22, 2003

03 JAN 28 AM 7:21

1-NY/1553385.2

EXHIBIT INDEX TO THE EXEMPTION REINSTATEMENT APPLICATION

Exhibit 1	Letter dated May 25, 1994 requesting original exemption under Rule 12g3-2(b)
Exhibit 2	2000 Annual Report
Exhibit 3	2001 1st Quarter Consolidated Financial Statements
Exhibit 4	2001 2nd Quarter Consolidated Financial Statements
Exhibit 5	2001 3rd Quarter Consolidated Financial Statements
Exhibit 6	2001 4th Quarter Consolidated Financial Statements
Exhibit 7	Notice dated April 10, 2001 of General Annual Ordinary Meeting of Shareholders held on April 26, 2001
Exhibit 8	Minutes of General Annual Ordinary Meeting of Shareholders held on April 26, 2001
Exhibit 9	Notice to shareholders dated July 6, 2001 of resolutions taken during General Annual Ordinary Meeting of Shareholders held on April 26, 2001
Exhibit 10	Press Releases dated February 26, May 2 and 3, July 25, October 26, November 30 and December 6 and 18, 2001
Exhibit 11	2001 Annual Report
Exhibit 12	2002 1st Quarter Consolidated Financial Statements
Exhibit 13	2002 2nd Quarter Consolidated Financial Statements
Exhibit 14	2002 3rd Quarter Consolidated Financial Statements
Exhibit 15	Notice dated March 4, 2002 of General Annual Ordinary and Extraordinary Meeting of Shareholders held on March 19, 2002
Exhibit 16	Minutes of General Annual Ordinary and Extraordinary Meeting of Shareholders held on March 19, 2002
Exhibit 17	Notice to shareholders dated June 11, 2002 of resolutions taken during General Annual Ordinary and Extraordinary Meeting of Shareholders held on March 19, 2002
Exhibit 18	Press Releases dated January 23, February 21, March 20, April 26, June 4, July 15 and 26, October 21 and 25, and December 4, 2002

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF MARCH OF 2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. ERNESTO RAMOS ORTIZ
DIRECTOR DE ADMINISTRACION

C.P. PABLO LEZAMA VELEZ
DIRECTOR DE FINANZAS

MEXICO, D.F., AT DECEMBER 12 OF 2002

03 JAN 28 AM 7:21

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** Quarter: **1** Year: **2001**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT MARCH 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**3,652,184**	**100**	**3,536,176**	**100**
2	**CURRENT ASSETS**	**1,808,510**	**50**	**1,743,829**	**49**
3	CASH AND SHORT-TERM INVESTMENTS	43,760	1	45,123	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	552,553	15	479,192	14
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	311,612	9	239,280	7
6	INVENTORIES	790,572	22	887,985	25
7	OTHER CURRENT ASSETS	110,013	3	92,249	3
8	**LONG-TERM**	**129,933**	**4**	**151,179**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	129,933	4	151,179	4
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,618,905**	**44**	**1,541,792**	**44**
13	PROPERTY	608,520	17	605,235	17
14	MACHINERY AND INDUSTRIAL	1,459,526	40	1,220,294	35
15	OTHER EQUIPMENT	133,614	4	124,213	4
16	ACCUMULATED DEPRECIATION	762,453	21	702,202	20
17	CONSTRUCTION IN PROGRESS	179,698	5	294,252	8
18	**DEFERRED ASSETS (NET)**	**94,836**	**3**	**99,376**	**3**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**1,783,959**	**100**	**1,683,123**	
21	**CURRENT LIABILITIES**	**731,916**	**41**	**694,447**	**41**
22	SUPPLIERS	232,266	13	219,929	13
23	BANK LOANS	397,237	22	401,968	24
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	46,616	3	26,074	2
26	OTHER CURRENT LIABILITIES	55,797	3	46,476	3
27	**LONG-TERM LIABILITIES**	**656,395**	**37**	**534,125**	**32**
28	BANK LOANS	656,395	37	534,125	32
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**382,360**	**21**	**441,085**	**26**
32	**OTHER LIABILITIES**	**13,288**	**1**	**13,466**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,868,225**		100 **1,853,053**	
34	**MINORITY INTEREST**	**382,336**	**20**	**366,334**	**20**
35	**MAJORITY INTEREST**	**1,485,889**	**80**	**1,486,719**	**80**
36	**CONTRIBUTED**	**882,628**	**47**	**887,559**	**48**
37	PAID-IN CAPITAL STOCK (NOMINAL)	424,741	23	426,308	23
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	291,885	16	294,635	16
39	PREMIUM ON SALES OF SHARES	166,002	9	166,616	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**603,261**	**32**	**599,160**	**32**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,992,335	107	1,910,766	103
43	REPURCHASE FUND OF SHARES	152,405	8	153,031	8
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(1,564,871)	(84)	(1,522,470)	(82)
45	NET INCOME FOR THE YEAR	23,392	1	57,833	3

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**43,760**	**100**	**45,123**	**100**
46	CASH	0	0	0	0
47	SHORT-TERM INVESTMENTS	43,760	100	45,123	100
18	**DEFERRED ASSETS (NET)**	**94,836**	**100**	**99,376**	
48	AMORTIZED OR REDEEMED EXPENSES	0	0	8,038	8
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	94,836	100	91,338	92
21	**CURRENT LIABILITIES**	**731,916**	**100**	**694,447**	
52	FOREING CURRENCY LIABILITIES	119,793	16	121,404	17
53	MEXICAN PESOS LIABILITIES	612,123	84	573,043	83
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**55,797**	100	**46,476**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	55,797	100	46,476	100
27	**LONG-TERM LIABILITIES**	**656,395**	**100**	**534,125**	
59	FOREING CURRENCY LIABILITIES	376,395	57	522,979	98
60	MEXICAN PESOS LIABILITIES	280,000	43	11,146	2
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**382,360**	**100**	**441,085**	
65	NEGATIVE GOODWILL	3,456	1	7,252	2
66	DEFERRED TAXES	378,904	99	433,833	98
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**13,288**	**100**	**13,466**	
68	RESERVES	13,288	100	13,466	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,564,871)**	**100**	**(1,522,470)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(1,564,871)	(100)	(1,522,470)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	1,076,594	1,049,382
73	PENSIONS FUND AND SENIORITY	2,237	3,342
74	EXECUTIVES (*)	13	17
75	EMPLOYERS (*)	1,842	1,990
76	WORKERS (*)	2,917	2,964
77	CIRCULATION SHARES (*)	424,471,000	425,010,000
78	REPURCHASED SHARES (*)	7,879,852	6,990,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: 1 YEAR 2001
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**843,504**	100	**805,956**	100
2	COST OF SALES	492,358	58	474,917	59
3	**GROSS INCOME**	**351,146**	**42**	**331,039**	**41**
4	OPERATING	267,509	32	213,759	27
5	**OPERATING**	**83,637**	**10**	**117,280**	**15**
6	TOTAL FINANCING	10,731	1	(5,685)	(1)
7	**INCOME AFTER FINANCING COST**	**72,906**	**9**	**122,965**	**15**
8	OTHER FINANCIAL OPERATIONS	(2,219)	0	(2,697)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**75,125**	**9**	**125,662**	**16**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	29,858	4	45,870	6
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**45,267**	**5**	**79,792**	**10**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(683)	0	17	0
13	**CONSOLIDATED NET INCOME OF**	**44,584**	**5**	**79,809**	**10**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**44,584**	**5**	**79,809**	**10**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**44,584**	**5**	**79,809**	**10**
19	NET INCOME OF MINORITY INTEREST	21,192	3	21,976	3
20	**NET INCOME OF MAJORITY INTEREST**	**23,392**	**3**	**57,833**	**7**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**843,504**	**100**	**805,956**	**100**
21	DOMESTIC	781,289	93	761,679	95
22	FOREIGN	62,215	7	44,277	5
23	TRANSLATED INTO DOLLARS (***)	6,470	1	4,390	1
6	**TOTAL FINANCING COST**	**10,731**	**100**	**(5,685)**	**100**
24	INTEREST PAID	38,091	355	30,496	536
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	19,150	178	4,901	86
27	EXCHANGE PROFITS	2,724	25	19,669	346
28	GAIN DUE TO MONETARY POSITION	(5,486)	(51)	(11,611)	(204)
8	**OTHER FINANCIAL OPERATIONS**	**(2,219)**	**100**	**(2,697)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(2,219)	(100)	(2,697)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**29,858**	**100**	**45,870**	**100**
32	INCOME TAX	18,920	63	22,102	48
33	DEFERED INCOME TAX	10,724	36	23,768	52
34	WORKERS' PROFIT SHARING	214	1	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR **2001**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	916,852	907,796
37	NET INCOME OF THE YEAR	85,309	63,148
38	NET SALES (**)	3,988,072	3,917,054
39	OPERATION INCOME (**)	500,832	512,354
40	NET INCOME OF MAYORITY INTEREST(**)	140,201	186,593
41	NET CONSOLIDATED INCOME (**)	253,196	313,602

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**44,584**	**79,809**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	22,755	25,417
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**67,339**	**105,226**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(41,209)	133,943
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**26,130**	**239,169**
6	CASH FLOW FROM EXTERNAL FINANCING	(29,036)	(79,718)
7	CASH FLOW FROM INTERNAL FINANCING	0	(5,388)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(29,036)**	**(85,106)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(73,578)**	**(154,430)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(76,484)	(367)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	120,244	45,490
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	43,760	45,123

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**22,755**	**25,417**
13	DEPRECIATION AND AMORTIZATION FOR THE	24,945	22,310
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	(149)	(475)
15	+ (-) NET LOSS (PROFIT) IN MONEY	(2,724)	(19,669)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	683	23,251
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(41,209)**	**133,943**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	151,212	224,515
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(59,355)	(55,406)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(73,349)	40,982
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	4,788	1,933
22	+ (-) INCREASE (DECREASE) IN OTHER	(64,505)	(78,081)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(29,036)**	**(79,718)**
23	+ SHORT-TERM BANK AND STOCK MARKET	24,623	0
24	+ LONG-TERM BANK AND STOCK MARKET	0	19,669
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(53,659)	(99,387)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**(5,388)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL		26,940
31	(-) DIVIDENS PAID		(32,328)
32	+ PREMIUM ON SALE OF SHARES		0
33	+ CONTRIBUTION FOR FUTURE CAPITAL		0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(73,578)**	**(154,430)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	(3,448)
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(10,285)	(38,284)
36	(-) INCREASE IN CONSTRUCTIONS IN	(27,402)	(98,907)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(35,891)	(13,791)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** **2001**
GRUPO HERDEZ, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	5.29	%	9.90	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	9.44	%	12.55	%
3	NET INCOME TO TOTAL ASSETS (**)	6.93	%	8.87	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	12.30	%	14.55	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.09	times	1.11	times
7	NET SALES TO FIXED ASSETS (**)	2.46	times	2.54	times
8	INVENTORIES ROTATION (**)	2.64	times	2.72	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	51	days	47	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	12.79	%	13.27	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	48.85	%	47.60	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.95	times	0.91	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	27.81	%	38.28	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	40.55	%	34.64	%
15	OPERATING INCOME TO INTEREST PAID	2.20	times	3.85	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.24	times	2.33	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.47	times	2.51	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.39	times	1.23	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.01	times	1.04	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	5.98	%	6.50	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	7.98	%	13.06	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(4.89)	%	16.62	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.69	times	7.84	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	93.67	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00	%	6.33	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	13.98	%	24.79	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.33		$ 0.44	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.33		$ 0.00	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 3.50		$ 3.50	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.20	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.95	times	1.06	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	10.05	times	8.44	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

Report from the President and Chairman of the Board

Operating Results.

Grupo Herdez reported growth of 13.4% in units in this first quarter of 2001. Domestic sales growth totaled 9.7% while exports equaled 57.3%. In value terms, the Company achieved total growth of 4.7%, with domestic sales of 2.6% and exports of 40.5%.

The growth in volume was as follows: Meats and Seafood 62.3%, Juices, Fruits, and Desserts 11.8%, and Sauces and Dressings 11.3%.

Gross profit remained at levels comparable to the previous year at 41.1%. However, the operating profit declined from 14.6% to 9.9% compared to the years 2000 and 2001, respectively. The increase in operating expenses was due to the expansion of sales achieved, without the corresponding rise in prices. Additionally, important promotions were implemented in all the lines.

The net majority income equaled $23 million pesos, a 60% decline versus the previous quarter, reflecting high operating expenses and a higher integral cost of financing.

The operating cash flow remained stable as a reduction of inventory was accompanied by an increase in receivables resulting from higher sales.

The financial structure of the Company is healthy. Our leverage position measured by the relationship between total equity and liabilities remained at 1:1 x. Short-term debt represented 37.7%, while the long-term was 62.3% of the total. Additionally, the foreign denominated debt equaled 47.1%, while domestic debt was 52.9%.

The Grupo's sales growth was significant and we hope it will continue on track for the entire fiscal 2001. While net income did not reflect this growth due to the above mentioned, we continue to seek ways to achieve a reduction of costs to obtain greater operating efficiencies, and to bring better results to all our shareholders and partners.

TODAY, TOMORROW AND ALWAYS, WITH ALL TRUST IS HERDEZ.

Enrique Hernandez-Pons Torres
President and Chairman of the Board

FINANCIAL STATEMENT NOTES (1)

NOTE 1. STRUCTURE OF THE COMPANY.

THE MAIN ACTIVITIES OF GRUPO HERDEZ ARE:

A) TO PROMOTE, CONSTITUTE, ORGANIZE, AND TAKE SHARE IN THE CAPITAL STOCK OF ALL ENTERPRISES, AS MEXICANS TO FOREIGNS, AND TO SHARE IN THEIR ADMINISTRATION OR LIQUIDATION.

B) THE ACQUISITION, SELLING AND THE NEGOTIATIONS OF ALL KIND OF SECURITIES PERMITTED BY LAW, WITHOUT TO MAKE ACTS OF INTERMEDIATION IN THE MEXICAN MARKET STOCK.

GRUPO HERDEZ SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES:

HERDEZ, S.A. DE C.V., GRUPO BUFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MCCORMICK DE MEXICO, S.A. DE C.V., AND SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V.

HERDEZ, S.A. DE C.V. SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES: ARPONS, S.A. DE C.V., HERIMEX, S.A. DE C.V., AND GRUPO INMOBILIARIO.

NOTE 2. ACCOUNTING POLICIES.

A) ALL THE MAIN OPERATIONS AND BALANCES INTER COMPANIES ARE ELIMINATED IN THE CONSOLIDATION. IN THE INDIVIDUAL COMPARATIVE FINANCIAL STATEMENTS ARE PRESENTED THE INVESTMENT IN SUBSIDIARIES WITH THE EQUITY METHOD. NET GOODWILL IS ADDED TO THIS ROW.

B) SHORT TERM INVESTMENTS ARE STATED AT COST, APPROXIMATES MARKET VALUE.

C) INVENTORIES ARE EXPRESSED AT THE LAST PURCHASE PRICE OR PRODUCTION COST, WHICH DOES NOT EXCEED MARKET. COST OF SALES IS DETERMINED BY THE LAST-IN FIRST-OUT METHOD.

D) PROPERTY, PLANT AND EQUIPMENT AND THE RELATED ACCUMULATED DEPRECIATION ARE RESTATED BY APPLYING THE NATIONAL CONSUMER PRICE INDEX (NCPI) IN ACCORDANCE WITH THE FIFTH SERIES OF AMENDMENTS TO STATEMENT B-10 OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. (MIPA)

E) TRANSACTIONS IN FOREIGN CURRENCY ARE RECORDED AT THE RATES OF EXCHANGE PREVAILING ON THE DATES THEY ARE ENTERED INTO AND/OR SETTLED. ASSETS AND LIABILITIES DENOMINATED IN SUCH CURRENCIES ARE STATED AT THE MEXICAN PESO EQUIVALENTS RESULTING FROM APPLYING THE YEAR -END RATES. EXCHANGE DIFFERENCES ARISING FROM FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE DATES ON WHICH TRANSACTIONS ARE ENTERED AND THOSE ON WHICH THEY ARE SETTLED, OR THE BALANCE SHEET DATES, ARE CHARGED OR CREDITED TO INCOME.

NOTE 3. PROPERTY, PLANT AND EQUIPMENT.

THESE DATA CAN BE LOCATED IN THE ANNEX 4.

NOTE 4. CONTINGENT LIABILITIES.

THIS BALANCE IS INTEGRATED FOR THE SENIORITY PREMIUMS THAT ALL THE WORKERS HAVE RIGTH WHEN THEY FINISH THEIR LABOR RELATION AFTER 12 YEARS OF SERVICE ACCORDING WITH THE COLLECTIVE LABOR CONTRACT LESS THE AMOUNT THAT THE COMPANY HAS IN AN IRREVOCABLE TRUST FUND. ALL THE AMOUNTS HAVE BEEN DETERMINED BASED ON ACTUARIAL CALCULATIONS.

BELOW IS A SUMMARY OF THE MAIN CONSOLIDATED FINANCIAL DATA RELATIVE TO THE SENIORITY PREMIUMS AND PENSION PLANS.

	2000
PROJECTED BENEFIT OBLIGATION	(18,123)
PLAN ASSETS AT MARKET VALUE	2,237
UNAMORTIZED PRIOR SERVICE COST	83
UNAMORTIZED VARIATION IN ASSUMPTIONS AND ACTUARIAL ADJUSTMENTS	325
PROJECTED NET LIABILITY	(15,478)
ACCUMULATED BENEFIT OBLIGATION	(15,719)
UNAMORTIZED TRANSITION LIABILITY	(35)
NET COST FOR THE PERIOD	$ 276

THE TRANSITION LIABILITY IS AMORTIZED BY THE STRAIGHT LINE METHOD OVER THE AVERAGE REMAINING USEFUL LIVES OF THE EMPLOYEES EXPECTED TO RECEIVE THE BENEFITS (APPROXIMATELY 16 YEARS).

OTHER COMPENSATIONS BASED ON LENGTH OF SERVICE TO WHICH EMPLOYEES MAY BE ENTITLED IN THE EVENT OF DISMISSAL OR DEATH, IN ACCORDANCE WITH THE FEDERAL LABOR LAW, ARE CHARGED TO INCOME IN THE YEAR IN WCHICH THEY BECOME PAYABLE.

NOTE 5. EQUITY.
EQUITY IS INTEGRATED AS FOLLOWS:

	HISTORICAL	RESTATEMENT	TOTAL
CAPITAL STOCK	424,741	291,885	716,626
PREMIUM IN SALES OF SHARES	43,571	122,431	166,002
LEGAL RESERVE	18,276	31,137	49,413
RETAINED EARNINGS	757,001	1,185,921	1,942,922
REPURCHASE FUND	32,594	119,811	152,405
DEFICIT IN THE RESTATEMENT OF CAPITAL		(1,564,871)	(1,564,871)
NET INCOME	23,203	189	23,392
TOTAL	1,299,386	186,503	1,485,889

NOTE 6. REPURCHASE FUND.

IN EXTRAORDINARY MEETING CELEBRATED IN MARCH 1994, PRIOR AGREEMENT OF THE BOARD OF DIRECTORS AND IN TERMS OF THE SECURITIES MARKET LAW IT WAS DECIDED TO CREATE THIS REPURCHASE FUND IN AN AMOUNT OF $50,000 NOMINAL.
THIS FUND HAS BEEN UTILIZED SINCE JUNE 1998 ACQUIRING 2,564,000 TO $3.74 PER SHARE IN AVERAGE.
DURING 1999 3,399,000 MORE SHARES WERE ACQUIRED AT $3.1093 AVERAGE PRICE PER SHARE.
DURING 2000 1,566,000 MORE SHARES WERE ACQUIRED AT $3.0477 AVERAGE PRICE PER SHARE.

NOTE 7. COMPREHENSIVE FINANCING COST.

	CONSOLIDATED DATA
PAID INTERESTS	38,091
GAIN INTERESTS	19,150
EXCHANGE LOSS	(2,724)
GAIN ON NET MONETARY POSITION	(5,486)
TOTAL	10,731

NOTE 8. DEFFERRED TAXES.

IN ACCORDANCE WITH ACCOUNTING PRINCIPLES, WE HAVE TO RECOGNIZE SINCE THIS BEGINNING OF THE YEAR THE DEFFERRED TAXES OF INCOME TAX DERIVATED OF THE COMPARISON OF FISCAL AND ACCOUNT VALUES OF INVENTORIES AND FIXED ASSETS.

THE ACCUMULATED EFFECTS AT 31 OF DECEMBER WERE:

IN RESULTS: IN THE PROVISION TAXES	10,724
IN LIABILITIES: IN DEFFERRED TAXES	378,904

NOTE 9. MONTHLY NET INCOME (HISTORICAL AND UPDATED)

MONTH	HISTORICAL INCOME MONTHLY	HISTORICAL INCOME ACCUMULATED	N P C I CLOSING	ORIGEN	FACTOR ACTUALIZ	UPDATED INCOME MONTHLY	UPDATED INCOME ACCUMULATED
APR	9,600	9,600	340.381	319.402	1.0657	10,231	10,231
MAY	9,600	19,200	340.381	320.596	1.0617	10,192	20,423

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

JUN	9,586	28,786	340.381	322.495	1.0555	10,118	30,541
JUL	7,875	36,661	340.381	323.753	1.0514	8,279	38,820
AUG	7,875	44,536	340.381	325.532	1.0456	8,234	47,054
SEP	7,870	52,406	340.381	327.910	1.0380	8,169	55,224
OCT	20,100	72,506	340.381	330.168	1.0309	20,722	75,945
NOV	20,100	92,606	340.381	332.991	1.0222	20,546	96,491
DEC	20,096	112,702	340.381	336.596	1.0112	20,322	116,813
JAN	7,825	120,527	340.381	313.067	1.0057	7,869	124,683
FEB	7,734	128,261	340.381	315.844	1.0063	7,786	132,466
MAR	7,735	135,996	340.596	317.595	1.0000	7,735	140,201

AT MARCH 31, 2001 THE COMPANY HAD THE FOLLOWING MONETARY ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

	CONSOLIDATED
MONETARY ASSETS	14,037
MONETARY LIABILITIES	52,267
NET POSITION	(38,230)

AT MARCH 31, 2001, THE COMPANY HAD THE FOLLOWING NON MONETARY ASSETS IN FOREIGN CURRENCY.

	CONSOLIDATED
INVENTORIES	1,181
MACHINERY AND EQUIPMENT	72,324
TOTAL	73,505

DATA OF TRADE BALANCE CAN BE SEEN IN THE ANEX 6.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 HERDEZ, S.A. DE C.V.	PRODS ALIMENT ENVAS	300,000,000	100.00	204,258	742,074
2 MCCORMICK DE MÉXICO, S.A. DE C.V.	PRODS ALIMENT ENVAS	450,000,000	50.00	163,603	337,711
3 GRUPO BÚFALO, S.A. DE C.V.	PRODS ALIMENT ENVAS	37,000,063	100.00	64,500	82,429
4 MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	95.00	20,350	20,670
5 YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,281,111	100.00	12,000	134,029
6 HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODS ALIM	1,000,000	50.00	30,000	39,715
7 ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	99.99	20,000	35,016
8 ALIMENTOS DESHIDRATADOS DEL BAJÍO	PROD VEGET DESHIDRAT	5,388,187	100.00	35,460	56,518
9 HERSEA, S.A. DE C.V.	PESCA Y COMERCIALIZACIÓN DE PRODUC MARI	40,050	100.00	40,050	40,050
10 SOCIEDAD DE DESARROLLO, S.A. DE C.V.	PRODUCCIÓN AGROPECUARIA, FORESTAL, APÍC	4,550,000	50.00	2,275	3,490
TOTAL INVESTMENT IN SUBSIDIARIES				**592,496**	**1,491,702**
ASSOCIATEDS					
1 OTRAS COMPAÑIAS		1	0.00	129,933	129,933
TOTAL INVESTMENT IN ASSOCIATEDS				**129,933**	**129,933**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**1,621,635**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODI**HERDEZ** QUARTER: **1** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	88,261	15,869	72,392	338,397	135,016	275,773
MACHINERY	625,099	134,203	490,896	834,426	402,144	923,178
TRANSPORT EQUIPMENT	18,670	8,567	10,103	32,340	20,384	22,059
OFFICE EQUIPMENT	16,206	6,740	9,466	29,598	19,980	19,084
COMPUTER EQUIPMENT	24,966	14,836	10,130	7,766	4,500	13,396
OTHER	2,618	164	2,454	1,451	50	3,855
DEPRECIABLES TOTAL	**775,820**	**180,379**	**595,441**	**1,243,978**	**582,074**	**1,257,345**
NOT DEPRECIATION ASSETS						
GROUNDS	36,279	0	36,279	145,583	0	181,862
CONSTRUCTIONS IN PROCESS	143,493	0	143,493	36,205	0	179,698
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**179,772**	**0**	**179,772**	**181,788**	**0**	**361,560**
TOTAL	**955,592**	**180,379**	**775,213**	**1,425,766**	**582,074**	**1,618,905**

STOCK EXCHANGE CODI**HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED DEBT																
BANCOMER	09/04/2002	17.85	0	150,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	12/06/2009	10.40	0	0	0	0	0	0	0	142,400	0	0	0	0	0	0
BANAMEX	31/03/2004	9.17	0	0	0	0	0	0	142,400	0	0	0	0	0	0	0
BANAMEX	22/12/2003	17.85	0	130,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	09/04/2001	17.90	121,444	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	09/04/2001	17.90	65,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	8.50	0	0	0	33,000	0	23,960	0	0	0	0	0	0	0	0
BANCOMER	26/04/2001	17.35	30,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	01/04/2001	7.25	0	0	0	28,480	0	0	0	0	0	0	0	0	0	0
BANAMEX	31/05/2005	8.94	0	0	0	0	0	0	0	28,242	0	0	0	0	0	0
BANAMEX	31/05/2005	8.94	0	0	0	0	0	0	0	24,208	0	0	0	0	0	0
BANAMEX	26/04/2001	17.35	20,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	8.49	0	0	0	18,986	0	0	0	0	0	0	0	0	0	0
CITIBANK	11/06/2001	8.62	0	0	0	17,088	0	0	0	0	0	0	0	0	0	0
BANCOMER	26/04/2001	17.35	13,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	09/04/2001	17.90	13,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	8.49	0	0	0	4,114	0	8,227	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	8.49	0	0	0	3,481	0	6,958	0	0	0	0	0	0	0	0
CITIBANK	11/05/2001	8.88	0	0	0	9,897	0	0	0	0	0	0	0	0	0	0
BANAMEX	09/04/2001	17.90	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	09/04/2001	17.90	7,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	11/06/2001	8.62	0	0	0	4,747	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**277,444**	**280,000**	**0**	**119,793**	**0**	**39,145**	**142,400**	**194,850**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
VARIOS PROVEEDORES			232,266	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**232,266**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTRAS CUENTAS POR PAGAR			55,797	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**55,797**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			565,507	**280,000**	**0**	**119,793**	**0**	**39,145**	**142,400**	**194,850**	**0**	**0**	**0**	**0**	**0**	**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	6,470	62,215	0	0	62,215
OTHER	0	0	0	0	0
TOTAL	**6,470**	**62,215**			**62,215**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	3,432	33,002	0	0	33,002
INVESTMENTS	2,690	25,867	0	0	25,867
OTHER	0	0	0	0	0
TOTAL	**6,122**	**58,869**			**58,869**
NET BALANCE	**348**	**3,346**			**3,346**
FOREING MONETARY POSITION					
TOTAL ASSETS	**14,037**	**133,257**	0	0	**133,257**
LIABILITIES POSITION	**52,267**	**496,188**			**496,188**
SHORT TERM LIABILITIES POSITION	12,619	119,793	0	0	119,793
LONG TERM LIABILITIES POSITION	39,648	376,395	0	0	376,395
NET BALANCE	**(38,230)**	**(362,931)**			**(362,931)**

NOTES

EL TIPO DE CAMBIO PARA LA POSICIÓN EN MONEDA EXTRANJERA ES DE $9.4933
EL TIPO DE CAMBIO PARA LA BALANZA ES DE $9.5094

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**HERDEZ** QUARTER: **1** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,812,401	2,133,512	(321,111)	0.01	1,766
FEBRUARY	1,492,622	1,847,974	(355,352)	0.01	(2,487)
MARCH	1,309,294	1,856,130	(546,837)	0.01	3,445
ACTUALIZATION:	0	0	0	0.00	2,762
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					5,486

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
N O A P L I C A B L E

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA MÉXICO	FAB MAY, MOST, JUGOS Y MERM	11,500	60
PLANTA S.L.P. LA PAZ	FAB MAY, MOST, ESPECIAS, TES	5,000	65
PLANTA S.L.P. INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS	5,500	76
PLANTA VERACRUZ	FAB CHILES, FRUTAS, JUGOS	6,000	50
PLANTA ENSENADA	FAB SALSAS, ACEITUNAS	1,500	96
PLANTA YAVAROS	ENLATADO DE SARDINA	800	95
PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	0
PLANTA VALLEJO	FAB DE CREMAS, JABONES	0	50
CENTRO DISTR MÉXICO	DISTR PROD HERDEZ, D MARIA, MCCORMICK	17,272	95
CENTRO DISTR CHIHUAHUA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,300	90
CENTRO DISTR S.L.P.	DISTR PROD HERDEZ, D MARIA, MCCORMICK	6,420	90
CENTRO DISTR GUADALAJARA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,843	90
CENTRO DISTR MÉRIDA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	1,600	90
CENTRO DISTR TIJUANA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,355	90
CENTRO DISTR MONTERREY	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,204	90
CENTRO DISTR PUEBLA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	5,550	90

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
	VASO		VITROCRISA		2.21
	CARTON		ENVASES Y EMPAQUES DE MEXICO		2.49
	ETIQUETA		LITOPLAS		2.16
	TAPA		ALUCAPS MEXICANA		3.49
	BOTE		INDUSTRIA METALICA DEL ENVASE		10.81
	FRASCO		VIDRIERA QUERETARO		10.91
	PLASTICOS		LITOPLAS		0.53
	TETRAPAK		TETRAPAK		0.40
	PELICULAS		PRORUSA		0.07
	CAJILLA		PAESANO PRINTING		0.40
	ACEITE DE SOYA		ACEITES CARGILL		9.39
	VIDRIERA GUDALAJARA, S.A. DE				
	VIDRIERA MEXICALI, S.A. DE C.				
	J. PARRA E HIJOS, S.A. DE C.				
	PRODUCTOS PICANTES DE BAJA CA				
	SALAS LIGA CONCEPCION				

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS	3,059	207,410	2,923	413,331		HERDEZ	CIFRA WALL MART
JUGOS FRUTAS Y POST	1,029	70,699	1,010	116,259		DOÑA MARIA	COMERCIAL MEXICAN/
VEGETALES	802	81,813	689	116,717		MCCORMICK	GIGANTE
MARISCOS Y CARNES	166	38,966	573	123,192		HORMEL	SORIANA
VARIOS	53	3,300	81	11,790		YAVAROS	ISSSTE
						BUFALO	
TOTAL		402,188		781,289			

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

CONSOLIDATED
Final Printing

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS			434	44,738	USA	HERDEZ	
JUGOS FRUTAS Y POST			39	3,705	CENTROAMERICA	DOÑA MARIA	
VEGETALES			104	8,048	SUDAMERICA	BUFALO	
MARISCOS Y CARNES			49	5,357	EUROPA		
VARIOS				367			
TOTAL				62,215			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **1999** — 255,113,485

Number of shares Outstanding at the Date of the NFEA: (Units) — 426,037,000

[X] ARE THE FIGURES FISCALLY AUDITED?   [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2000 — 241,312,699

Number of shares Outstanding at the Date of the NFEA: (Units) — 424,471,000

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2000**	
Number of shares Outstanding at the Date of the NFEA :	241,312,699
(Units)	424,471,000

STOCK EXCHANGE COI **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE COI HERDEZ QUARTER: 1 YEAR: 2001

RAZON SOCIAL: **GRUPO HERDEZ, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000** 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR **2001**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	43,200,000	381,271,000	278,091,872	146,379,128	43,227	381,514
TOTAL			**43,200,000**	**381,271,000**	**278,091,872**	**146,379,128**	**43,227**	**381,514**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
424,471,000
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B	7,529,000	3.04779	3.32000

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ FECHA: 12/12/200: 14:42

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: GRUPO HERDEZ, S.A. DE C.V.
DO MICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 201-56-55
FAX: 5-201-57-99 **AUTOMATICO:** X
E-MAIL:
DIRECCION DE INTERNETwww.grupoherdez.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: GHE910910H19
DOMICILIO CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA: ARGENTINA PONIENTE
C. POSTAL: 11230
CIUDAD Y ESTADO: MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE: C.P. JOSE GUADALUPE VEGA ELIAS
DOMICILIO: CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA: ARGENTINA PONIENTE
C. POSTAL: 11230
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 5-576-31-00 EXT. 1200
FAX: 55-76-25-24
E-MAIL: jvega@herdez.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE Y DIRECTOR GENERAL
NOMBRE: LIC. ENRIQUE HERNÁNDEZ PONS-TORRES
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-49
FAX: 5-201-57-99
E-MAIL: ehpt@herdez.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: PRESIDENTE Y DIRECTOR GENERAL
NOMBRE: LIC. ENRIQUE HERNÁNDEZ - PONS TORRES
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ FECHA: 12/12/200: 14:42

TELEFONO:	5-201-57-48, 49, 40, 41
FAX:	5-201-57-99
E-MAIL:	ehpt@herdez.com.mx, hhpt@herdez.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. PABLO LEZAMA VÉLEZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-23
FAX:	5-201-57-98
E-MAIL:	plv@herdez.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE:	C.P. ERNESTO RAMOS ORTIZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-21
FAX:	5-201-57-97
E-MAIL:	eramos@herdez.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. PABLO LEZAMA VÉLEZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-23
FAX:	5-201-57-98
E-MAIL:	plv@herdez.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE:	LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-40 Y 52-01-57-41
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE:	LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO:	MONTE PELVOUX # 215

CLAVE DE COTIZACION: HERDEZ — **FECHA:** 12/12/200: 14:42

COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-40 Y 52-01-57-41
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	COORDINADORA CON RELACIÓN A INVERSIONISTAS
NOMBRE:	LIC. ADRIANA LEGORRETA GUTIÉRREZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-56-02 Y 52-01-56-03
FAX:	5-201-56-46 Y 52-01-57-93
E-MAIL:	alegorreta@herdez.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE:	C.P. ERNESTO RAMOS ORTIZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-21
FAX:	5-201-57-97
E-MAIL:	eramos@herdez.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE:	LIC. HECTOR HERNÁNDEZ PONS-TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-49
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF JUNE OF 2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. ERNESTO RAMOS ORTIZ.
DIRECTOR DE ADMINISTRACIÓN.

C.P. PABLO LEZAMA VÉLEZ.
DIRECTOR DE FINANZAS.

MEXICO, D.F., AT DECEMBER 13 OF 2002

03 JAN 28 AM 7:21

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** Quarter: **2** Year: **2001**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**3,715,123**	**100**	**3,681,250**	**100**
2	**CURRENT ASSETS**	**1,825,549**	**49**	**1,860,693**	**51**
3	CASH AND SHORT-TERM INVESTMENTS	107,461	3	77,066	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	530,686	14	491,325	13
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	320,829	9	262,242	7
6	INVENTORIES	761,536	20	956,756	26
7	OTHER CURRENT ASSETS	105,037	3	73,304	2
8	**LONG-TERM**	**127,277**	**3**	**143,645**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	127,277	3	143,645	4
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,647,003**	**44**	**1,572,244**	**43**
13	PROPERTY	613,168	17	611,889	17
14	MACHINERY AND INDUSTRIAL	1,510,781	41	1,264,902	34
15	OTHER EQUIPMENT	140,578	4	123,113	3
16	ACCUMULATED DEPRECIATION	798,348	21	721,030	20
17	CONSTRUCTION IN PROGRESS	180,824	5	293,370	8
18	**DEFERRED ASSETS (NET)**	**115,294**	**3**	**104,668**	**3**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**1,891,123**	**100**	**1,867,921**	
21	**CURRENT LIABILITIES**	**862,324**	**46**	**888,812**	**48**
22	SUPPLIERS	215,438	11	228,748	12
23	BANK LOANS	526,815	28	543,598	29
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	38,252	2	43,540	2
26	OTHER CURRENT LIABILITIES	81,819	4	72,926	4
27	**LONG-TERM LIABILITIES**	**635,032**	**34**	**549,324**	**29**
28	BANK LOANS	635,032	34	549,324	29
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**384,050**	**20**	**415,648**	**22**
32	**OTHER LIABILITIES**	**9,717**	**1**	**14,137**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,824,000**		100 **1,813,329**	
34	**MINORITY INTEREST**	**321,540**	**18**	**366,513**	**20**
35	**MAJORITY INTEREST**	**1,502,460**	**82**	**1,446,816**	**80**
36	**CONTRIBUTED**	**892,638**	**49**	**892,574**	**49**
37	PAID-IN CAPITAL STOCK (NOMINAL)	424,106	23	425,109	23
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	300,527	16	299,843	17
39	PREMIUM ON SALES OF SHARES	168,005	9	167,622	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**609,822**	**33**	**554,242**	**31**
42	RETAINED EARNINGS AND CAPITAL RESERVE	2,016,370	111	1,838,628	101
43	REPURCHASE FUND OF SHARES	153,033	8	154,866	9
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(1,604,656)	(88)	(1,528,487)	(84)
45	NET INCOME FOR THE YEAR	45,075	2	89,235	5

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**107,461**	**100**	**77,066**	**100**
46	CASH	0	0	0	0
47	SHORT-TERM INVESTMENTS	107,461	100	77,066	100
18	**DEFERRED ASSETS (NET)**	**115,294**	**100**	**104,668**	
48	AMORTIZED OR REDEEMED EXPENSES	115,294	100	104,668	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**862,324**	**100**	**888,812**	
52	FOREING CURRENCY LIABILITIES	87,688	10	158,470	18
53	MEXICAN PESOS LIABILITIES	774,636	90	730,342	82
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**81,819**		100 **72,926**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	81,819	100	72,926	100
27	**LONG-TERM LIABILITIES**	**635,032**	**100**	**549,324**	
59	FOREING CURRENCY LIABILITIES	355,032	56	541,012	98
60	MEXICAN PESOS LIABILITIES	280,000	44	8,312	2
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**384,050**	**100**	**415,648**	
65	NEGATIVE GOODWILL	2,543	1	6,356	2
66	DEFERRED TAXES	381,507	99	409,292	98
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**9,717**	**100**	**14,137**	
68	RESERVES	9,717	100	14,137	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,604,656)**		100 **(1,528,487)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(1,604,656)	(100)	(1,528,487)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	963,225	971,881
73	PENSIONS FUND AND SENIORITY	2,333	3,017
74	EXECUTIVES (*)	13	17
75	EMPLOYERS (*)	1,842	1,990
76	WORKERS (*)	2,917	2,964
77	CIRCULATION SHARES (*)	423,836,200	424,839,000
78	REPURCHASED SHARES (*)	8,163,800	7,161,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**1,778,023**	**100**	**1,827,020**	**100**
2	COST OF SALES	1,042,358	59	1,045,420	57
3	**GROSS INCOME**	**735,665**	**41**	**781,600**	**43**
4	OPERATING	568,044	32	503,698	28
5	**OPERATING**	**167,621**	**9**	**277,902**	**15**
6	TOTAL FINANCING	23,478	1	59,673	3
7	**INCOME AFTER FINANCING COST**	**144,143**	**8**	**218,229**	**12**
8	OTHER FINANCIAL OPERATIONS	(4,147)	0	(6,580)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**148,290**	**8**	**224,809**	**12**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	57,498	3	77,911	4
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**90,792**	**5**	**146,898**	**8**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	444	0	(2,458)	0
13	**CONSOLIDATED NET INCOME OF**	**91,236**	**5**	**144,440**	**8**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**91,236**	**5**	**144,440**	**8**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**91,236**	**5**	**144,440**	**8**
19	NET INCOME OF MINORITY INTEREST	46,161	3	55,205	3
20	**NET INCOME OF MAJORITY INTEREST**	**45,075**	**3**	**89,235**	**5**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2001**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**1,778,023**	**100**	**1,827,020**	**100**
21	DOMESTIC	1,638,409	92	1,723,646	94
22	FOREIGN	139,614	8	103,374	6
23	TRANSLATED INTO DOLLARS (***)	14,778	1	10,249	1
6	**TOTAL FINANCING COST**	**23,478**	**100**	**59,673**	**100**
24	INTEREST PAID	75,977	324	61,286	103
25	EXCHANGE LOSSES	0	0	21,245	36
26	INTEREST EARNED	21,945	93	6,206	10
27	EXCHANGE PROFITS	19,324	82	0	0
28	GAIN DUE TO MONETARY POSITION	(11,230)	(48)	(16,652)	(28)
8	**OTHER FINANCIAL OPERATIONS**	**(4,147)**	**100**	**(6,580)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(4,147)	(100)	(6,580)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**57,498**	100	**77,911**	100
32	INCOME TAX	57,498	100	77,911	100
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	1,975,581	2,061,669
37	NET INCOME OF THE YEAR	164,280	222,603
38	NET SALES (**)	3,940,142	4,119,261
39	OPERATION INCOME (**)	429,415	602,813
40	NET INCOME OF MAYORITY INTEREST(**)	132,187	208,731
41	NET CONSOLIDATED INCOME (**)	238,033	341,816

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**91,236**	**144,440**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	24,577	69,260
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**115,813**	**213,700**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	12,843	100,602
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**128,656**	**314,302**
6	CASH FLOW FROM EXTERNAL FINANCING	90,761	26,070
7	CASH FLOW FROM INTERNAL FINANCING	(141,019)	(124,578)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(50,258)**	**(98,508)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(92,346)**	**(184,664)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(13,948)	31,130
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	121,409	45,936
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	107,461	77,066

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2001**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**24,577**	**69,260**
13	DEPRECIATION AND AMORTIZATION FOR THE	48,196	45,500
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	(3,851)	59
15	+ (-) NET LOSS (PROFIT) IN MONEY	(19,324)	21,244
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(444)	2,457
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**12,843**	**100,602**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	179,899	219,265
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(30,134)	(132,250)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(74,214)	40,607
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(14,244)	8,619
22	+ (-) INCREASE (DECREASE) IN OTHER	(48,464)	(35,639)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**90,761**	**26,070**
23	+ SHORT-TERM BANK AND STOCK MARKET	169,914	56,545
24	+ LONG-TERM BANK AND STOCK MARKET	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(79,153)	(30,475)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(141,019)**	**(124,578)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	27,253
31	(-) DIVIDENS PAID	(141,019)	(151,831)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(92,346)**	**(184,664)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(1,210)	(4,040)
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(41,422)	(65,613)
36	(-) INCREASE IN CONSTRUCTIONS IN	(34,864)	(110,853)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(14,850)	(4,158)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** **2001**
GRUPO HERDEZ, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	5.13	%	7.91	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	8.80	%	14.43	%
3	NET INCOME TO TOTAL ASSETS (**)	6.41	%	9.29	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	48.50	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	12.31	%	11.53	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.06	times	1.12	times
7	NET SALES TO FIXED ASSETS (**)	2.39	times	2.62	times
8	INVENTORIES ROTATION (**)	2.77	times	2.51	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	47	days	42	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	13.10	%	10.70	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	50.90	%	50.74	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.04	times	1.03	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	23.41	%	37.45	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	38.56	%	34.94	%
15	OPERATING INCOME TO INTEREST PAID	2.21	times	4.53	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.08	times	2.21	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.12	times	2.09	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.23	times	1.02	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.97	times	1.00	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	12.46	%	8.67	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	6.51	%	11.70	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.72	%	5.51	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.69	times	5.13	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(180.59)	%	(26.46)	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	280.59	%	126.46	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	44.86	%	35.53	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.31		$ 0.49	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.31		$ 0.49	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 3.54		$ 3.41	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.92	times	1.13	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	10.55	times	7.81	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

GRUPO HERDEZ, S. A. DE C.V.

SECOND QUARTER 2001

REPORT TO THE BOARD OF DIRECTORS

DISTINGUISHED MEMBERS OF THE BOARD:

THE RESULTS REPORTED BY GRUPO HERDEZ, S. A. DE C.V. AS OF JUNE 30, 2001 WERE WEAKER THAN ANTICIPATED; THE ECONOMIC SLOWDOWN AROUND THE WORLD CAUSED, TO A GREAT EXTENT, BY LOW GDP GROWTH IN THE UNITED STATES, HAS IMPACTED THE ENTIRE CONTINENT AND MOST DIRECTLY MEXICO, AS ITS MOST IMPORTANT TRADE PARTNER AND WHERE MOST OF MEXICO'S EXPORTS ARE DIRECTED.

INFLATION IS WELL UNDER CONTROL AS, AT THE END OF THE FIRST HALF OF THE YEAR IT SHOWED AN INCREASE OF 2.1%. ESTIMATED GDP FOR THIS YEAR IS PLACED BETWEEN 1.0% AND 1.5%; AS RESULT OF THIS, A DECLINE IN ECONOMIC ACTIVITY AND CONSEQUENTLY IN CONSUMPTION IS EXPECTED.

THE PESO'S STRENGTH HAS ALSO INCREASED THE ATTRACTIVENESS OF IMPORTS AS THESE ARE FOUND IN THE DOMESTIC MARKET AT PRICES BELOW OUR PRODUCTION COSTS, IMPOSING SIGNIFICANT PRICING PRESSURES, STRONG COMPETITION AMONG DOMESTIC PRODUCERS, AND ULTIMATELY CAUSING CONSIDERABLE REDUCTIONS IN MARGINS.

IN THE SECOND QUARTER OF THIS YEAR, GRUPO HERDEZ REPORTS GROWTH OF 5.0% IN BOXES AND AN ACCUMULATED INCREASE OF 8.8% AS OF JUNE. IN VALUE, THE GRUPO SHOWS A DECLINE OF 8.5 %, COMPARED TO THE SAME QUARTER IN THE PREVIOUS YEAR, AND AN ACCUMULATED DECLINE OF 2.7% AS OF JUNE, DUE MAINLY TO A PRICE CUT IMPLEMENTED IN AUGUST OF THE YEAR 2000. CONSEQUENTLY, SALES FOR THE FIRST HALF OF THE PREVIOUS YEAR ARE COMPARED TO SALES FOR THE FIRST HALF OF 2001 AT MUCH LOWER PRICES, IN ADDITION TO INCREASES IN ADVERTSING AND PROMOTIONAL COSTS EFFECTED TO ACHIEVE AN INCREASE IN UNITS AND GAIN MARKET SHARE.

IMPROVED ECONOMIC CONDITIONS ARE EXPECTED IN THE COMING YEARS, WITH A STRONG PESO, BUT AT A LEVEL THAT SUPPORTS COMPETITIVENESS, WHILE CONTINUING TO TEMPORARLLY WITHSTAND THE DECLINE IN MARGINS INTENDED TO GAIN MARKET SHARE THAT WILL BENEFIT US IN THE FUTURE, AS THE ECONOMIC ACTIVITY AND DISPOSABLE INCOME LEVELS IMPROVE.

WE HAVE EXPERIENCED AN INTERESTING REBOUND IN EXPORTS, WITH AN INCREASE IN BOXES IN THE SECOND QUARTER OF 40.9 % AND 47.7 % ACCUMULATED FOR THE FIRST HALF, AND IN DOLLARS OF 42.6 % AND 44.2 % RESPECTIVELY. EXPORTS NOW REPRESENT 8.0 % OF TOTAL SALES IN VALUE AND 11.4 % IN VOLUME, ENCOURAGING US TO CONTINUE FOCUSING IN EXPORTS AS ONE OF THE BEST ROADS TO FOLLOW ON OUR WAY TOWARDS GROWTH AND CONSOLIDATION.

OPERATING PROFIT DURING THE QUARTER WAS 9.0 % AND 9.4% ACCUMULATED, RESULTING FROM STRONG PRICING PRESSURES AND A DECLINE IN MARGINS; EBITDA OF 11.7 % AND 12.1 % RESPECTIVELY. CONSEQUENTLY, PROMOTIONAL EXPENDITURES ARE UNDER STRICT CONTROL IN AN EFFORT TO IMPROVE RESULTS IN THE THIRD AND FOURTH QUARTER AND ACHIEVE THE PROJECTED LEVELS.

ACCUMULATED NET PROFIT OF $45 MILLION REPRESENTS 2.5 % OF NET REVENUES VS. 4.9 % IN THE PREVIOUS YEAR.

THE GRUPO'S FINANCIAL CONDITION REMAINS SOLID AND STABLE WITH A TOTAL

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

LIABILITY TO TOTAL ASSETS OF 50.6 %, INDICATING AN UNCHANGED LEVERAGE LEVEL IN SPITE OF $384 MILLION IN DEFERRED TAXES AND $140 MILLION IN DIVIDENDS PAID TO OUR PARTNER McCormick & CO.

INTEREST COVERAGE (EBITDA TO NET INTEREST) FOR THE LAST TWELVE MONTHS TOTALED 3.6 X, WHILE LIABILITIES TO CAPITAL PRACTICALLY EQUALED ONE TO ONE.

THE ACQUISITION OF FIXED ASSETS FOCUSES STRICTLY ON PROJECTS INTENDED TO IMPROVE PRODUCTIVITY. OUR INVENTORY REDUCTION PROGRAM CONTINUES TO MOVE AHEAD AND IS BEGINNING TO ACHIEVE ENCOURAGING RESULTS; IN ADDITION, WE INITIATED A PRODUCT RATIONALIZATION PROGRAM WITH THE GOAL OF PROVIDING A MORE EFFICIENT FOCUS THROUGHOUT THE ENTIRE GROUP.
TODAY, TOMORROW, AND ALWAYS, WITH ALL TRUST IS ...HERDEZ.

ENRIQUE HERNANDEZ-PONS TORRES
President and Chairman of the Board

FINANCIAL STATEMENT NOTES (1)

ANNEX 2 **CONSOLIDATED**
Final Printing

NOTE 1. STRUCTURE OF THE COMPANY.

THE MAIN ACTIVITIES OF GRUPO HERDEZ ARE:

A) TO PROMOTE, CONSTITUTE, ORGANIZE, AND TAKE SHARE IN THE CAPITAL STOCK OF ALL ENTERPRISES, AS MEXICANS TO FOREIGNS, AND TO SHARE IN THEIR ADMINISTRATION OR LIQUIDATION.

B) THE ACQUISITION, SELLING AND THE NEGOTIATIONS OF ALL KIND OF SECURITIES PERMITTED BY LAW, WITHOUT TO MAKE ACTS OF INTERMEDIATION IN THE MEXICAN MARKET STOCK.

GRUPO HERDEZ SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES:

HERDEZ, S.A. DE C.V., GRUPO BUFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MCCORMICK DE MEXICO, S.A. DE C.V., AND SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V.

HERDEZ, S.A. DE C.V. SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES: ARPONS, S.A. DE C.V., HERIMEX, S.A. DE C.V., HERSAIL, S.A. DE C.V., HERPORT, S.A. DE C.V. AND GRUPO INMOBILIARIO.

NOTE 2. ACCOUNTING POLICIES.

A) ALL THE MAIN OPERATIONS AND BALANCES INTER COMPANIES ARE ELIMINATED IN THE CONSOLIDATION. IN THE INDIVIDUAL COMPARATIVE FINANCIAL STATEMENTS ARE PRESENTED THE INVESTMENT IN SUBSIDIARIES WITH THE EQUITY METHOD. NET GOODWILL IS ADDED TO THIS ROW.

B) SHORT TERM INVESTMENTS ARE STATED AT COST, APPROXIMATES MARKET VALUE.

C) INVENTORIES ARE EXPRESSED AT THE LAST PURCHASE PRICE OR PRODUCTION COST, WHICH DOES NOT EXCEED MARKET. COST OF SALES IS DETERMINED BY THE LAST-IN FIRST-OUT METHOD.

D) PROPERTY, PLANT AND EQUIPMENT AND THE RELATED ACCUMULATED DEPRECIATION ARE RESTATED BY APPLYING THE NATIONAL CONSUMER PRICE INDEX (NCPI) IN ACCORDANCE WITH THE FIFTH SERIES OF AMENDMENTS TO STATEMENT B-10 OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. (MIPA)

E) TRANSACTIONS IN FOREIGN CURRENCY ARE RECORDED AT THE RATES OF EXCHANGE PREVAILING ON THE DATES THEY ARE ENTERED INTO AND/OR SETTLED. ASSETS AND LIABILITIES DENOMINATED IN SUCH CURRENCIES ARE STATED AT THE MEXICAN PESO EQUIVALENTS RESULTING FROM APPLYING THE YEAR -END RATES. EXCHANGE DIFFERENCES ARISING FROM FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE DATES ON WHICH TRANSACTIONS ARE ENTERED AND THOSE ON WHICH THEY ARE SETTLED, OR THE BALANCE SHEET DATES, ARE CHARGED OR CREDITED TO INCOME.

FINANCIAL STATEMENT NOTES (1)

NOTE 3. PROPERTY, PLANT AND EQUIPMENT.

THESE DATA CAN BE LOCATED IN THE ANNEX 4.

NOTE 4. CONTINGENT LIABILITIES.

THIS BALANCE IS INTEGRATED FOR THE SENIORITY PREMIUMS THAT ALL THE WORKERS HAVE RIGTH WHEN THEY FINISH THEIR LABOR RELATION AFTER 12 YEARS OF SERVICE ACCORDING WITH THE COLLECTIVE LABOR CONTRACT LESS THE AMOUNT THAT THE COMPANY HAS IN AN IRREVOCABLE TRUST FUND. ALL THE AMOUNTS HAVE BEEN DETERMINED BASED ON ACTUARIAL CALCULATIONS.

BELOW IS A SUMMARY OF THE MAIN CONSOLIDATED FINANCIAL DATA RELATIVE TO THE SENIORITY PREMIUMS AND PENSION PLANS.

	2000
PROJECTED BENEFIT OBLIGATION	(14,847)
PLAN ASSETS AT MARKET VALUE	2,333
UNAMORTIZED PRIOR SERVICE COST	0
UNAMORTIZED VARIATION IN ASSUMPTIONS AND ACTUARIAL ADJUSTMENTS	2,797
PROJECTED NET LIABILITY	(9,717)
ACCUMULATED BENEFIT OBLIGATION	(14,708)
UNAMORTIZED TRANSITION ASSET	12
NET COST FOR THE PERIOD	$ 987

THE TRANSITION LIABILITY IS AMORTIZED BY THE STRAIGHT LINE METHOD OVER THE AVERAGE REMAINING USEFUL LIVES OF THE EMPLOYEES EXPECTED TO RECEIVE THE BENEFITS (APPROXIMATELY 19 YEARS).

OTHER COMPENSATIONS BASED ON LENGTH OF SERVICE TO WHICH EMPLOYEES MAY BE ENTITLED IN THE EVENT OF DISMISSAL OR DEATH, IN ACCORDANCE WITH THE FEDERAL LABOR LAW, ARE CHARGED TO INCOME IN THE YEAR IN WCHICH THEY BECOME PAYABLE.

NOTE 5. EQUITY.
EQUITY IS INTEGRATED AS FOLLOWS:

	HISTORICAL	RESTATEMENT	TOTAL
CAPITAL STOCK	424,106	300,527	724,633
PREMIUM IN SALES OF SHARES	43,571	124,434	168,005
LEGAL RESERVE	18,276	31,733	50,009
RETAINED EARNINGS	757,001	1,209,360	1,966,361
REPURCHASE FUND	31,390	121,643	153,033
ACCUMULATED DEFFERRED TAX	17,248		17,248
DEFICIT IN THE RESTATEMENT OF CAPITAL		(1,604,656)	(1,604,656)
NET INCOME	44,629	446	45,075
TOTAL	1,318,973	183,487	1,502,460

NOTE 6. REPURCHASE FUND.

IN EXTRAORDINARY MEETING CELEBRATED IN MARCH 1994, PRIOR AGREEMENT OF THE BOARD OF DIRECTORS AND IN TERMS OF THE SECURITIES MARKET LAW IT WAS DECIDED TO CREATE THIS REPURCHASE FUND IN AN AMOUNT OF $50,000 NOMINAL.
THIS FUND HAS BEEN UTILIZED SINCE JUNE 1998 ACQUIRING 2,564,000 TO $3.74 PER SHARE IN AVERAGE.
DURING 1999 3,399,000 MORE SHARES WERE ACQUIRED AT $3.1093 AVERAGE PRICE PER SHARE.
DURING 2000 1,566,000 MORE SHARES WERE ACQUIRED AT $3.0477 AVERAGE PRICE PER SHARE.
DURING 2001 634,800 MORE SHARES WERE ACQUIRED AT $2.8969 AVERAGE PRICE PER SHARE.

NOTE 7. COMPREHENSIVE FINANCING COST.

	CONSOLIDATED DATA
PAID INTERESTS	75,977
GAIN INTERESTS	21,945
EXCHANGE LOSS	(19,324)
GAIN ON NET MONETARY POSITION	(11,230)
TOTAL	23,478

NOTE 8. DEFFERRED TAXES.

IN ACCORDANCE WITH ACCOUNTING PRINCIPLES, WE HAVE TO RECOGNIZE SINCE THIS BEGINNING OF THE YEAR THE DEFFERRED TAXES OF INCOME TAX DERIVATED OF THE COMPARISON OF FISCAL AND ACCOUNT VALUES OF INVENTORIES AND FIXED ASSETS.

THE ACCUMULATED EFFECTS AT 31 OF DECEMBER WERE:

IN RESULTS: IN THE PROVISION TAXES	(2,168)
IN LIABILITIES: IN DEFFERRED TAXES	388,118

NOTE 9. MONTHLY NET INCOME (HISTORICAL AND UPDATED)

MONTH	HISTORICAL INCOME		N P C I		FACTOR	UPDATED INCOME	
	MONTHLY	ACCUMULATED	CLOSING	ORIGEN	ACTUALIZ	MONTHLY	ACCUMULATED

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

JUL	7,875	7,875	343.694	323.753	1.0616	8,360	8,360
AGO	7,875	15,750	343.694	325.532	1.0558	8,314	16,674
SEP	7,871	23,621	343.694	327.910	1.0481	8,250	24,924
OCT	20,100	43,721	343.694	330.168	1.0410	20,923	45,848
NOV	20,100	63,821	343.694	332.991	1.0321	20,746	66,594
DIC	20,095	83,916	343.694	336.596	1.0211	20,519	87,113
ENE	7,825	91,741	343.694	338.462	1.0155	7,946	95,058
FEB	7,734	99,475	343.694	338.238	1.0161	7,859	102,917
MAR	7,738	107,213	343.694	340.381	1.0097	7,813	110,731
ABR	7,135	114,348	343.694	342.098	1.0047	7,168	117,899
MAY	7,135	121,483	343.694	342.883	1.0024	7,152	125,051
JUN	7,136	128,619	343.694	343.694	1.0000	7,136	132,187

AT JUNE 30, 2001 THE COMPANY HAD THE FOLLOWING MONETARY ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

	CONSOLIDATED
MONETARY ASSETS	12,537
MONETARY LIABILITIES	48,807
NET POSITION	(38,230)

AT JUNE 30, 2001, THE COMPANY HAD THE FOLLOWING NON MONETARY ASSETS IN FOREIGN CURRENCY.

	CONSOLIDATED
INVENTORIES	1,256
MACHINERY AND EQUIPMENT	72,936
TOTAL	74,192

DATA OF TRADE BALANCE CAN BE SEEN IN THE ANEX 6.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 HERDEZ, S.A. DE C.V.	PRODS ALIMENT ENVAS	·300,000,000	100.00	204,258	747,416
2 MCCORMICK DE MÉXICO, S.A. DE C.V.	PRODS ALIMENT ENVAS	450,000,000	50.00	163,603	275,085
3 GRUPO BÚFALO, S.A. DE C.V.	PRODS ALIMENT ENVAS	37,000,063	100.00	64,500	81,766
4 MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	95.00	20,350	22,125
5 YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,281,111	100.00	12,000	127,045
6 HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODS ALIM	1,000,000	50.00	30,000	41,383
7 ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	99.99	20,000	37,489
8 ALIMENTOS DESHIDRATADOS DEL BAJÍO	PROD VEGET DESHIDRAT	5,388,187	100.00	35,460	56,375
9 HERSEA, S.A. DE C.V.	PESCA Y COMERCIALIZACIÓN DE PRODUC MARI	40,050	100.00	40,050	43,600
10 SOCIEDAD DE DESARROLLO, S.A. DE C.V.	PRODUCCIÓN AGROPECUARIA, FORESTAL, APÍC	4,550,000	50.00	2,275	3,296
TOTAL INVESTMENT IN SUBSIDIARIES				**592,496**	**1,435,580**
ASSOCIATEDS					
1 OTRAS COMPAÑIAS		1	0.00	127,277	127,277
TOTAL INVESTMENT IN ASSOCIATEDS				**127,277**	**127,277**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**1,562,857**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODI**HERDEZ** QUARTER: **2** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	89,989	17,983	72,006	343,528	138,615	276,919
MACHINERY	638,059	154,180	483,879	858,013	409,348	932,544
TRANSPORT EQUIPMENT	19,188	9,020	10,168	32,490	20,589	22,069
OFFICE EQUIPMENT	16,995	7,277	9,718	30,168	20,501	19,385
COMPUTER EQUIPMENT	25,449	15,920	9,529	8,161	4,678	13,012
OTHER	5,622	180	5,442	2,503	57	7,888
DEPRECIABLES TOTAL	**795,302**	**204,560**	**590,742**	**1,274,863**	**593,788**	**1,271,817**
NOT DEPRECIATION ASSETS						
GROUNDS	32,970	0	32,970	146,682	0	179,652
CONSTRUCTIONS IN PROCESS	165,584	0	165,584	29,950	0	195,534
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**198,554**	**0**	**198,554**	**176,632**	**0**	**375,186**
TOTAL	**993,856**	**204,560**	**789,296**	**1,451,495**	**593,788**	**1,647,003**

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED DEBT																
CITI BANK	10/12/2001		0	0	16,327	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	27/07/2001	12.45	0	0	5,038	0	0	0	0	0	0	0	0	0	0	0
CITI BANK	29/08/2001		0	0	6,350	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	30/04/2002		0	0	45,354	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	31/05/2002		0	0	5,443	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	02/07/2001		12,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	16/07/2001		8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	11/01/2002	18.90	15,141	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	02/07/2001	13.05	91,858	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	02/07/2001		45,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	02/07/2001		14,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	02/07/2001		8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	02/07/2001		7,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	06/07/2001		59,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	16/07/2001		55,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	16/07/2001		50,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	16/07/2001	11.60	31,080	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	16/07/2001		13,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	25/07/2001	11.60	16,010	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	25/07/2001		10,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	27/07/2001	13.05	4,038	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	15/08/2001	9.13	0	0	9,176	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMERCE BANK	05/10/2002		0	0	0	0	54,425	0	0	0	0	0	0	0	0	0
CALIF. C. BANK	05/10/2002	8.64	0	0	0	0	18,255	0	0	0	0	0	0	0	0	0
CALIF. C. BANK	05/10/2002	8.46	0	0	0	0	11,861	0	0	0	0	0	0	0	0	0
CALIF. C. BANK	05/09/2003		0	0	0	0	8,345	0	0	0	0	0	0	0	0	0
BANAMEX	30/04/2004		0	0	0	0	90,708	0	0	0	0	0	0	0	0	0
CITI BANK	31/05/2005		0	0	0	0	0	19,049	0	0	0	0	0	0	0	0
BANAMEX	31/05/2005		0	0	0	0	0	16,327	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 2 YEAR: 2001

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
BANAMEX	12/06/2009		0	0	0	0	0	0	0	136,062	0	0	0	0	0	0
BANAMEX	22/12/2003		0	130,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	11/07/2002		0	150,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**439,127**	**280,000**	**87,688**	**0**	**183,594**	**35,376**	**0**	**136,062**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
VARIOS PROVEEDORES			215,438	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**215,438**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTRAS CUENTAS POR PAGAR			81,819	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**81,819**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			736,384	**280,000**	**87,688**	**0**	**183,594**	**35,376**	**0**	**136,062**	**0**	**0**	**0**	**0**	**0**	**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	14,778	139,614	0	0	139,614
OTHER	0	0	0	0	0
TOTAL	**14,778**	**139,614**			**139,614**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	3,535	33,066	0	0	33,066
INVESTMENTS	2,795	26,144	0	0	26,144
OTHER	0	0	0	0	0
TOTAL	**6,330**	**59,210**			**59,210**
NET BALANCE	**8,448**	**80,404**			**80,404**
FOREING MONETARY POSITION					
TOTAL ASSETS	**12,537**	**113,721**	0	0	**113,721**
LIABILITIES POSITION	**48,807**	**442,720**			**442,720**
SHORT TERM LIABILITIES POSITION	9,667	87,688	0	0	87,688
LONG TERM LIABILITIES POSITION	39,140	355,032	0	0	355,032
NET BALANCE	**(36,270)**	**(328,999)**			**(328,999)**

NOTES

EL TIPO DE CAMBIO PARA LA BALANZA DE DIVISAS ES DE $9.3539
EL TIPO DE CAMBIO PARA LA POSICIÓN EN MONEDA EXTRANJERA ES DE $9.0708

STOCK EXCHANGE CODE:**HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,830,972	2,152,639	(321,666)	0.01	1,783
FEBRUARY	1,508,457	1,864,747	(356,290)	0.01	(236)
MARCH	1,321,682	1,947,702	(626,020)	0.01	3,966
APRIL	1,367,044	1,737,335	(370,291)	0.01	1,868
MAY	1,367,050	1,759,592	(392,542)	0.01	901
JUNE	1,458,422	1,867,157	(408,736)	0.01	967
ACTUALIZATION:	0	0	0	0.00	1,981
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**11,230**

NOTES

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
N O A P L I C A B L E

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA MÉXICO	FAB MAY, MOST, JUGOS Y MERM	11,500	60
PLANTA S.L.P. LA PAZ	FAB MAY, MOST, ESPECIAS, TES	5,000	65
PLANTA S.L.P. INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS	5,500	76
PLANTA VERACRUZ	FAB CHILES, FRUTAS, JUGOS	6,000	50
PLANTA ENSENADA	FAB SALSAS, ACEITUNAS	1,500	96
PLANTA YAVAROS	ENLATADO DE SARDINA	800	95
PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	75
PLANTA VALLEJO	FAB DE CREMAS, JABONES	500	50
CENTRO DISTR MÉXICO	DISTR PROD HERDEZ, D MARIA, MCCORMICK	17,272	95
CENTRO DISTR CHIHUAHUA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,300	90
CENTRO DISTR S.L.P.	DISTR PROD HERDEZ, D MARIA, MCCORMICK	6,420	90
CENTRO DISTR GUADALAJARA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,843	90
CENTRO DISTR MÉRIDA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	1,600	90
CENTRO DISTR TIJUANA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,355	90
CENTRO DISTR MONTERREY	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,204	90
CENTRO DISTR PUEBLA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	5,550	90

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
	VASO		VITROCRISA		2.21
	CARTON		ENVASES Y EMPAQUES DE MEXICO		2.49
	ETIQUETA		LITOPLAS		2.16
	TAPA		ALUCAPS MEXICANA		3.49
	BOTE		INDUSTRIA METALICA DEL ENVASE		10.81
	FRASCO		VIDRIERA QUERETARO		10.91
	PLASTICOS		LITOPLAS		0.53
	TETRAPAK		TETRAPAK		0.40
	PELICULAS		PRORUSA		0.07
	CAJILLA		PAESANO PRINTING		0.40
	ACEITE DE SOYA		ACEITES CARGILL		9.39
	VIDRIERA GUDALAJARA, S.A. DE				
	VIDRIERA MEXICALI, S.A. DE C.				
	J. PARRA E HIJOS, S.A. DE C.				
	PRODUCTOS PICANTES DE BAJA CA				
	SALAS LIGA				
	CONCEPCION				

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS	7,674	443,846	6,365	925,821		HERDEZ	CIFRA WALL MART
JUGOS FRUTAS Y POST	1,868	121,604	2,006	234,525		DOÑA MARIA	COMERCIAL MEXICAN/
VEGETALES	1,333	131,477	1,544	250,394		MCCORMICK	GIGANTE
MARISCOS Y CARNES	1,081	132,254	940	202,590		HORMEL	SORIANA
VARIOS	165	14,415	141	25,079		YAVAROS	ISSSTE
						BUFALO	
TOTAL		843,596		1,638,409			

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **2** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS			913	95,030	USA	HERDEZ	
JUGOS FRUTAS Y POST			75	7,618	CENTROAMERICA	DOÑA MARIA	
VEGETALES			258	20,847	SUDAMERICA	BUFALO	
MARISCOS Y CARNES			162	15,905	EUROPA		
VARIOS			3	214			
TOTAL				139,614			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2000 — 241,312,699

Number of shares Outstanding at the Date of the NFEA: — 424,471,000
(Units)

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
1	B	424,471,000.00	15/02/2001	50,000,000.00
2	B	424,471,000.00	15/05/2001	90,000,000.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2001 — 387,491,463

Number of shares Outstanding at the Date of the NFEA: — 423,836,200
(Units)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

STOCK EXCHANGE COI HERDEZ QUARTER: 2 YEAR: 2001

RAZON SOCIAL: **GRUPO HERDEZ, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2000** 16,154,862

Number of Shares Outstanding at the Date of the NFEAR: (Units) 424,471,000

X ARE FIGURES FISCALLY AUDITED? X ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 30 OF JUNIO OF 2001	
FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 30 OF JUNIO OF 2001 16,494,114

Number of shares Outstanding at the Date of the NFEAR (Units) 423,836,200

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **2** YEAR **2001**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	43,200,000	380,636,200	278,091,872	145,744,328	43,227	380,879
TOTAL			**43,200,000**	**380,636,200**	**278,091,872**	**145,744,328**	**43,227**	**380,879**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
423,836,200
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B	8,163,800	3.28021	3.29000

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ **FECHA:** 13/12/200: 09:19

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: GRUPO HERDEZ, S.A. DE C.V.
DO MICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 201-56-55
FAX: 5-201-57-99 **AUTOMATICO:** X
E-MAIL:
DIRECCION DE INTERNET www.grupoherdez.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: GHE910910H19
DOMICILIO CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA: ARGENTINA PONIENTE
C. POSTAL: 11230
CIUDAD Y ESTADO: MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE: C.P. JOSE GUADALUPE VEGA ELIAS
DOMICILIO: CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA: ARGENTINA PONIENTE
C. POSTAL: 11230
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 5-576-31-00 EXT. 1200
FAX: 55-76-25-24
E-MAIL: jvega@herdez.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE Y DIRECTOR GENERAL
NOMBRE: LIC. ENRIQUE HERNÁNDEZ PONS-TORRES
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-49
FAX: 5-201-57-99
E-MAIL: ehpt@herdez.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: PRESIDENTE Y DIRECTOR GENERAL
NOMBRE: LIC. ENRIQUE HERNÁNDEZ - PONS TORRES
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ FECHA: 13/12/200: 09:19

TELEFONO: 5-201-57-48, 49, 40, 41
FAX: 5-201-57-99
E-MAIL: ehpt@herdez.com.mx, hhpt@herdez.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. PABLO LEZAMA VÉLEZ
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-23
FAX: 5-201-57-98
E-MAIL: plv@herdez.com.mx

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE: C.P. ERNESTO RAMOS ORTIZ
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-21
FAX: 5-201-57-97
E-MAIL: eramos@herdez.com.mx

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. PABLO LEZAMA VÉLEZ
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-23
FAX: 5-201-57-98
E-MAIL: plv@herdez.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE: LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-40 Y 52-01-57-41
FAX: 5-201-57-99
E-MAIL: hhpt@herdez.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE: LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO: MONTE PELVOUX # 215

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ **FECHA:** 13/12/200: 09:19

COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-40 Y 52-01-57-41
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	COORDINADORA CON RELACIÓN A INVERSIONISTAS
NOMBRE:	LIC. ADRIANA LEGORRETA GUTIÉRREZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-56-02 Y 52-01-56-03
FAX:	5-201-56-46 Y 52-01-57-93
E-MAIL:	alegorreta@herdez.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE:	C.P. ERNESTO RAMOS ORTIZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-21
FAX:	5-201-57-97
E-MAIL:	eramos@herdez.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE:	LIC. HECTOR HERNÁNDEZ PONS-TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-49
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF SEPTEMBER OF 2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. ERNESTO RAMOS ORTIZ.
DIRECTOR DE ADMINISTRACIÓN

C.P. PABLO LEZAMA VELEZ.
DIRECTOR DE FINANZAS.

MEXICO, D.F., AT DECEMBER 13 OF 2002

03 JAN 28 AM 7:21

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** Quarter: **3** Year: **2001**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**3,604,857**	**100**	**3,653,838**	**100**
2	**CURRENT ASSETS**	**1,688,264**	**47**	**1,795,719**	**49**
3	CASH AND SHORT-TERM INVESTMENTS	28,718	1	77,159	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	567,437	16	479,614	13
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	321,852	9	265,173	7
6	INVENTORIES	685,385	19	923,285	25
7	OTHER CURRENT ASSETS	84,872	2	50,488	1
8	**LONG-TERM**	**125,420**	**3**	**140,078**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	125,420	3	140,078	4
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,669,798**	**46**	**1,609,384**	**44**
13	PROPERTY	610,041	17	619,460	17
14	MACHINERY AND INDUSTRIAL	1,446,209	40	1,358,328	37
15	OTHER EQUIPMENT	144,051	4	135,472	4
16	ACCUMULATED DEPRECIATION	815,176	23	750,008	21
17	CONSTRUCTION IN PROGRESS	284,673	8	246,132	7
18	**DEFERRED ASSETS (NET)**	**121,375**	**3**	**108,657**	**3**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**1,796,036**	**100**	**1,832,437**	
21	**CURRENT LIABILITIES**	**788,325**	**44**	**890,263**	**49**
22	SUPPLIERS	230,917	13	188,113	10
23	BANK LOANS	435,192	24	628,397	34
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	68,956	4	28,495	2
26	OTHER CURRENT LIABILITIES	53,260	3	45,258	2
27	**LONG-TERM LIABILITIES**	**649,824**	**36**	**483,409**	**26**
28	BANK LOANS	649,824	36	483,409	26
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**345,332**	**19**	**444,662**	**24**
32	**OTHER LIABILITIES**	**12,555**	**1**	**14,103**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,808,821**		100 **1,821,401**	
34	**MINORITY INTEREST**	**348,364**	**19**	**378,349**	**21**
35	**MAJORITY INTEREST**	**1,460,457**	**81**	**1,443,052**	**79**
36	**CONTRIBUTED**	**897,285**	**50**	**902,150**	**50**
37	PAID-IN CAPITAL STOCK (NOMINAL)	423,957	23	424,741	23
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	304,420	17	308,126	17
39	PREMIUM ON SALES OF SHARES	168,908	9	169,283	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**563,172**	**31**	**540,902**	**30**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,956,398	108	1,858,871	102
43	REPURCHASE FUND OF SHARES	153,612	8	155,859	9
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(1,615,453)	(89)	(1,585,704)	(87)
45	NET INCOME FOR THE YEAR	68,615	4	111,876	6

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**28,718**	**100**	**77,159**	**100**
46	CASH	0	0	0	0
47	SHORT-TERM INVESTMENTS	28,718	100	77,159	100
18	**DEFERRED ASSETS (NET)**	**121,375**	**100**	**108,657**	
48	AMORTIZED OR REDEEMED EXPENSES	121,375	100	108,657	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**788,325**	**100**	**890,263**	
52	FOREING CURRENCY LIABILITIES	77,029	10	154,930	17
53	MEXICAN PESOS LIABILITIES	711,296	90	735,333	83
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**53,260**	100	**45,258**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	53,260	100	45,258	100
27	**LONG-TERM LIABILITIES**	**649,824**	**100**	**483,409**	
59	FOREING CURRENCY LIABILITIES	389,824	60	477,890	99
60	MEXICAN PESOS LIABILITIES	260,000	40	5,519	1
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	
63	OTHER LOANS WITH COST		0	0	0
64	OTHER LOANS WITHOUT COST		0	0	0
31	**DEFERRED LOANS**	**345,332**	**100**	**444,662**	
65	NEGATIVE GOODWILL	1,598	0	5,461	1
66	DEFERRED TAXES	343,734	100	439,201	99
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**12,555**	**100**	**14,103**	
68	RESERVES	12,555	100	14,103	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,615,453)**	100	**(1,585,704)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(1,615,453)	(100)	(1,585,704)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	899,939	905,456
73	PENSIONS FUND AND SENIORITY	1,654	3,114
74	EXECUTIVES (*)	14	13
75	EMPLOYERS (*)	2,165	1,842
76	WORKERS (*)	2,816	2,917
77	CIRCULATION SHARES (*)	423,537,500	424,471,000
78	REPURCHASED SHARES (*)	8,462,500	7,529,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**HERDEZ** QUARTER: **3** YEAR**2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**2,735,084**	**100**	**2,758,363**	**100**
2	COST OF SALES	1,589,098	58	1,592,896	58
3	**GROSS INCOME**	**1,145,986**	**42**	**1,165,467**	**42**
4	OPERATING	868,569	32	829,256	30
5	**OPERATING**	**277,417**	**10**	**336,211**	**12**
6	TOTAL FINANCING	67,445	2	62,232	2
7	**INCOME AFTER FINANCING COST**	**209,972**	**8**	**273,979**	**10**
8	OTHER FINANCIAL OPERATIONS	(12,458)	0	(8,851)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**222,430**	**8**	**282,830**	**10**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	83,607	3	105,779	4
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**138,823**	**5**	**177,051**	**6**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	1,003	0	(3,076)	0
13	**CONSOLIDATED NET INCOME OF**	**139,826**	**5**	**173,975**	**6**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**139,826**	**5**	**173,975**	**6**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**139,826**	**5**	**173,975**	**6**
19	NET INCOME OF MINORITY INTEREST	71,211	3	62,099	2
20	**NET INCOME OF MAJORITY INTEREST**	**68,615**	**3**	**111,876**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**2,735,084**	**100**	**2,758,363**	**100**
21	DOMESTIC	2,524,632	92	2,596,889	94
22	FOREIGN	210,452	8	161,474	6
23	TRANSLATED INTO DOLLARS (***)	22,272	1	16,115	1
6	**TOTAL FINANCING COST**	**67,445**	**100**	**62,232**	**100**
24	INTEREST PAID	108,935	162	100,718	162
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	23,215	34	8,241	13
27	EXCHANGE PROFITS	4,176	6	4,022	6
28	GAIN DUE TO MONETARY POSITION	(14,099)	(21)	(26,223)	(42)
8	**OTHER FINANCIAL OPERATIONS**	**(12,458)**	**100**	**(8,851)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(12,458)	(100)	(8,851)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**83,607**		100 **105,779**	100
32	INCOME TAX	83,607	100	105,779	100
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR **2001**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	3,418,855	2,934,429
37	NET INCOME OF THE YEAR	231,643	302,225
38	NET SALES (**)	4,016,301	4,119,215
39	OPERATION INCOME (**)	487,730	565,262
40	NET INCOME OF MAYORITY INTEREST(**)	135,319	210,446
41	NET CONSOLIDATED INCOME (**)	260,775	324,052

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**139,826**	**173,975**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	66,543	67,771
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**206,369**	**241,746**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	76,547	86,442
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**282,916**	**328,188**
6	CASH FLOW FROM EXTERNAL FINANCING	(52,610)	57,081
7	CASH FLOW FROM INTERNAL FINANCING	(213,621)	(126,135)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(266,231)**	**(69,054)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(114,168)**	**(228,488)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(97,483)	30,646
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	126,201	46,513
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	28,718	77,159

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**66,543**	**67,771**
13	DEPRECIATION AND AMORTIZATION FOR THE	73,270	68,869
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	(1,548)	(152)
15	+ (-) NET LOSS (PROFIT) IN MONEY	(4,176)	(4,022)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(1,003)	3,076
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**76,547**	**86,442**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	171,196	239,906
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	7,345	(103,638)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(41,192)	65,219
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(7,831)	(34,781)
22	+ (-) INCREASE (DECREASE) IN OTHER	(52,971)	(80,264)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(52,610)**	**57,081**
23	+ SHORT-TERM BANK AND STOCK MARKET	39,941	160,756
24	+ LONG-TERM BANK AND STOCK MARKET	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(92,551)	(103,675)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(213,621)**	**(126,135)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	27,594
31	(-) DIVIDENS PAID	(213,621)	(153,729)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(114,168)**	**(228,488)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(2,679)	(4,053)
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(50,852)	(155,458)
36	(-) INCREASE IN CONSTRUCTIONS IN	(37,095)	(61,842)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(23,542)	(7,135)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** **2001**

GRUPO HERDEZ, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	5.11	%	6.31	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	9.27	%	14.58	%
3	NET INCOME TO TOTAL ASSETS (**)	7.23	%	8.87	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	38.60	%	48.50	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	10.08	%	15.07	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.11	times	1.13	times
7	NET SALES TO FIXED ASSETS (**)	2.41	times	2.56	times
8	INVENTORIES ROTATION (**)	2.99	times	2.56	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	49	days	41	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	12.67	%	11.30	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	49.82	%	50.15	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.99	times	1.01	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	25.99	%	34.53	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	38.92	%	30.04	%
15	OPERATING INCOME TO INTEREST PAID	2.55	times	3.34	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.24	times	2.25	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.14	times	2.02	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.27	times	0.98	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.94	times	0.98	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	3.64	%	8.67	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	7.55	%	8.76	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	2.80	%	3.13	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.60	times	3.26	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	19.76	%	(82.66)	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	80.24	%	182.66	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	44.54	%	68.04	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.30	$ 0.50
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.30	$ 0.50
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 3.45	$ 3.40
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.17	$ 0.21
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.78 times	1.16 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	8.45 times	7.89 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

GRUPO HERDEZ
THIRD QUARTER 2001
REPORT TO THE BOARD OF DIRECTORS

DISTINGUISHED MEMBERS OF THE BOARD:

THE ECONOMIC SLOWDOWN IN THE UNITED STATES AND THE EVENTS ON SEPTEMBER 11TH PUT FORWARD AN UNCERTAIN SCENARIO FOR THE WORLD ECONOMY AS A WHOLE, AND PESIMISTIC EXPECTATIONS THAT HAVE A BEARING ON THE ECONOMIC RECOVERY DOMESTICALLY, AND THAT OF OUR MAIN TRADING PARTNERS.

IN THE DOMESTIC FRONT, WHILE MEXICO'S ACCUMULATED INFLATION TOTALED A RELATIVELY LOW 3.4% AS AT THE END OF SEPTEMBER, CONFIRMING THE EFFECTIVENESS OF CONTROLS IMPLEMENTED IN THIS REGARD, THIS YEAR'S CPI FORECAST POINTS TO A TOTAL LACK OF GROWTH.

IN THE THIRD QUARTER OF 2001, THE RESULTS FOR GRUPO HERDEZ SHOWED AN IMPROVEMENT VERSUS THOSE POSTED IN THE THIRD QUARTER OF 2000. IN TERMS OF VOLUME, A TOTAL OF 6,620,000 BOXES WERE SOLD VERSUS 6,052,000 FOR THE SAME QUARTER IN THE PREVIOUS YEAR, OR A 9.4% INCREASE. THIS EXPANSION REFLECTED INCREASES OF 4.4% AND 65.1% DOMESTICALLY AND IN EXPORTS RESPECTIVELY.

IN PESOS, DOMESTIC SALES IN THE THIRD QUARTER TOTALED $865,579.000 PESOS, OR 1.7% OVER SALES REPORTED IN THE THIRD QUARTER OF THE PREVIOUS YEAR. EXPORTS ROSE TO US $7,493,000 COMPARED TO US $5,866,000 IN THE PREVIOUS YEAR, REPRESENTING AN INCREASE OF 27.7%.

GROSS PROFIT IMPROVED TO 43% VERSUS 41% FOR THE SAME QUARTER IN THE PREVIOUS YEAR, RESULTING FROM THE EFFECTIVE CONTROL OF PROMOTIONAL AND DISTRIBUTION COSTS, AND BETTER INVENTORY MANAGEMENT, THEREBY ACHIEVING A SENSIBLE IMPROVEMENT OF RESULTS.

OPERATING PROFIT OF $107,684,000 PESOS WAS 96% ABOVE THE $54,800,000 PESOS IN THE THIRD QUARTER OF 2000, WHILE EBITDA OF $131,673,000 WAS 74% ABOVE THE LEVELS REPORTED FOR THE SAME QUARTER IN THE PREVIOUS YEAR. THE INTEGRAL COST OF FINANCING INCREASED DUE TO AN EXCHANGE LOSS OF $15,391,000 PESOS COMPARED TO A GAIN OF $25.5 MILLION PESOS FOR THE SAME QUARTER IN THE PREVIOUS YEAR.

NET PROFIT OF $23,000,000 PESOS WAS 6.8% ABOVE THE RESULTS POSTED FOR THE SAME QUARTER IN THE PREVIOUS YEAR, WHILE THE CONSOLIDATED NET PROFIT OF $48 MILLION PESOS SHOWS AN INCREMENT OF $21 MILLION PESOS OR 71%.

WE MAINTAIN OUR STRATEGY OF GROWTH THROUGH CONSISTENT UNIT EXPANSION TO INCREASE MARKET SHARE, AND THE GRADUAL RECOVERY OF MARKET PRICES, BRINGING ALONG AN IMPROVEMENT IN MARGINS, WHILE IN THE MEDIUM-TERM WE EXPECT AN ECONOMIC RECOVERY IN MEXICO AND AROUND THE WORLD.

ACCUMULATED NET PROFIT AS AT THE END OF SEPTEMBER EQUALED $69 MILLION PESOS, 38.7% BELOW THE ACCUMULATED RESULTS FOR THE PREVIOUS YEAR. HOWEVER, WE EXPECT A PARTIAL RECOVERY IN THE FOURTH QUARTER AS WE HAVE ACHIEVED IMPROVEMENTS IN THE COST OF SALES AND OPERATING COSTS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

THE COMPANY'S FINANCIAL POSITION REMAINS SOLID AS TOTAL LIABILITIES DECLINED BY $37 MILLION PESOS, WHICH INCLUDED A REDUCTION OF $27 MILLION PESOS IN INTEREST BEARING DEBT. IN JULY OF THIS YEAR, WE PAID $69 MILLION PESOS IN DIVIDENDS THEREBY REDUCING STOCKHOLDERS' EQUITY. NEVERTHELESS, THE RATIO OF LIABILITIES TO STOCKHOLDERS' EQUITY REMAINS BASICALLY AT 1:1, WHILE INTEREST COVERAGE (EBITDA / NET INTEREST) EQUALED 4.1X.

INTEREST BEARING DEBT TOTALED $1,085 MILLION PESOS OF WHICH $435 MILLION IS SHORT-TERM, OR 40%, AND $650 MILLION IS LONG-TERM, OR 60%, REVERSING LAST YEAR'S SPLIT OF 56% SHORT-TERM AND 44% LONG- TERM.

A SIGNIFICANT DECLINE IN INVENTORIES WAS OBSERVED, ENCOURAGING US TO CONTINUE PROMOTING OUR INVENTORY REDUCTION PROGRAM; IN ADDITION, WE ARE ESTABLISHING MEASURES TO REDUCE OUTSTANDING RECEIVABLES.

THE INVESTMENTS IN FIXED ASSETS ARE NOT SIGNIFICANT AND REMAIN FOCUSED ON THE MODERNIZATION AND INCREASE IN PRODUCTIVITY.

WE CONTINUE TO MOVE AHEAD WITH OUR TRAINING AND CONTINUOUS IMPROVEMENT PROGRAMS AS WE APPROACH THE IMPLEMENTATION OF AN INFORMATION AND MANAGEMENT SYSTEM BASED ON ECONOMIC VALUE ADDED.

TODAY, TOMORROW, AND ALWAYS, WITH ALL TRUST IS ...HERDEZ

LIC. ENRIQUE HERNANDEZ-PONS TORRES
PRESIDENT AND CHAIRMAN OF THE BOARD

Mexico, D.F. October 26, 2001

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

NOTE 1. STRUCTURE OF THE COMPANY.

THE MAIN ACTIVITIES OF GRUPO HERDEZ ARE:

A) TO PROMOTE, CONSTITUTE, ORGANIZE, AND TAKE SHARE IN THE CAPITAL STOCK OF ALL ENTERPRISES, AS MEXICANS TO FOREIGNS, AND TO SHARE IN THEIR ADMINISTRATION OR LIQUIDATION.

B) THE ACQUISITION, SELLING AND THE NEGOTIATIONS OF ALL KIND OF SECURITIES PERMITTED BY LAW, WITHOUT TO MAKE ACTS OF INTERMEDIATION IN THE MEXICAN MARKET STOCK.

GRUPO HERDEZ SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES:

HERDEZ, S.A. DE C.V., GRUPO BUFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MCCORMICK DE MEXICO, S.A. DE C.V., AND SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V.

HERDEZ, S.A. DE C.V. SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES: ARPONS, S.A. DE C.V., HERIMEX, S.A. DE C.V., HERSAIL, S.A. DE C.V., HERPORT, S.A. DE C.V. AND GRUPO INMOBILIARIO.

NOTE 2. ACCOUNTING POLICIES.

A) ALL THE MAIN OPERATIONS AND BALANCES INTER COMPANIES ARE ELIMINATED IN THE CONSOLIDATION. IN THE INDIVIDUAL COMPARATIVE FINANCIAL STATEMENTS ARE PRESENTED THE INVESTMENT IN SUBSIDIARIES WITH THE EQUITY METHOD. NET GOODWILL IS ADDED TO THIS ROW.

B) SHORT TERM INVESTMENTS ARE STATED AT COST, APPROXIMATES MARKET VALUE.

C) INVENTORIES ARE EXPRESSED AT THE LAST PURCHASE PRICE OR PRODUCTION COST, WHICH DOES NOT EXCEED MARKET. COST OF SALES IS DETERMINED BY THE LAST-IN FIRST-OUT METHOD.

D) PROPERTY, PLANT AND EQUIPMENT AND THE RELATED ACCUMULATED DEPRECIATION ARE RESTATED BY APPLYING THE NATIONAL CONSUMER PRICE INDEX (NCPI) IN ACCORDANCE WITH THE FIFTH SERIES OF AMENDMENTS TO STATEMENT B-10 OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. (MIPA)

E) TRANSACTIONS IN FOREIGN CURRENCY ARE RECORDED AT THE RATES OF EXCHANGE PREVAILING ON THE DATES THEY ARE ENTERED INTO AND/OR SETTLED. ASSETS AND LIABILITIES DENOMINATED IN SUCH CURRENCIES ARE STATED AT THE MEXICAN PESO EQUIVALENTS RESULTING FROM APPLYING THE YEAR -END RATES. EXCHANGE DIFFERENCES ARISING FROM FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE DATES ON WHICH TRANSACTIONS ARE ENTERED AND THOSE ON WHICH THEY ARE SETTLED, OR THE BALANCE SHEET DATES, ARE CHARGED OR CREDITED TO INCOME.

NOTE 3. PROPERTY, PLANT AND EQUIPMENT.

THESE DATA CAN BE LOCATED IN THE ANNEX 4.

NOTE 4. CONTINGENT LIABILITIES.

THIS BALANCE IS INTEGRATED FOR THE SENIORITY PREMIUMS THAT ALL THE WORKERS HAVE RIGTH WHEN THEY FINISH THEIR LABOR RELATION AFTER 12 YEARS OF SERVICE ACCORDING WITH THE COLLECTIVE LABOR CONTRACT LESS THE AMOUNT THAT THE COMPANY HAS IN AN IRREVOCABLE TRUST FUND. ALL THE AMOUNTS HAVE BEEN DETERMINED BASED ON ACTUARIAL CALCULATIONS.

BELOW IS A SUMMARY OF THE MAIN CONSOLIDATED FINANCIAL DATA RELATIVE TO THE SENIORITY PREMIUMS AND PENSION PLANS.

	2000
PROJECTED BENEFIT OBLIGATION	(14,847)
PLAN ASSETS AT MARKET VALUE	1,654
UNAMORTIZED PRIOR SERVICE COST	0
UNAMORTIZED VARIATION IN ASSUMPTIONS AND ACTUARIAL ADJUSTMENTS	2,797
PROJECTED NET LIABILITY	(9,717)
ACCUMULATED BENEFIT OBLIGATION	(14,708)
UNAMORTIZED TRANSITION ASSET	12
NET COST FOR THE PERIOD	$ 987

THE TRANSITION LIABILITY IS AMORTIZED BY THE STRAIGHT LINE METHOD OVER THE AVERAGE REMAINING USEFUL LIVES OF THE EMPLOYEES EXPECTED TO RECEIVE THE BENEFITS (APPROXIMATELY 19 YEARS).

OTHER COMPENSATIONS BASED ON LENGTH OF SERVICE TO WHICH EMPLOYEES MAY BE ENTITLED IN THE EVENT OF DISMISSAL OR DEATH, IN ACCORDANCE WITH THE FEDERAL LABOR LAW, ARE CHARGED TO INCOME IN THE YEAR IN WCHICH THEY BECOME PAYABLE.

NOTE 5. EQUITY.
EQUITY IS INTEGRATED AS FOLLOWS:

	HISTORICAL	RESTATEMENT	TOTAL
CAPITAL STOCK	423,957	304,420	728,377
PREMIUM IN SALES OF SHARES	43,571	125,337	168,908
LEGAL RESERVE	26,911	32,110	59,021
RETAINED EARNINGS	942,368	955,009	1,897,377
REPURCHASE FUND	31,147	122,465	153,612
ACCUMULATED DEFFERRED TAX	17,248		17,248
DEFICIT IN THE RESTATEMENT OF CAPITAL		(1,615,453)	(1,615,453)
NET INCOME	67,908	707	68,615
TOTAL	1,535,862	(75,405)	1,460,457

NOTE 6. REPURCHASE FUND.

IN EXTRAORDINARY MEETING CELEBRATED IN MARCH 1994, PRIOR AGREEMENT OF THE BOARD OF DIRECTORS AND IN TERMS OF THE SECURITIES MARKET LAW IT WAS DECIDED TO CREATE THIS REPURCHASE FUND IN AN AMOUNT OF $50,000 NOMINAL.
THIS FUND HAS BEEN UTILIZED SINCE JUNE 1998 ACQUIRING 2,564,000 TO $3.74 PER SHARE IN AVERAGE.
DURING 1999 3,399,000 MORE SHARES WERE ACQUIRED AT $3.1093 AVERAGE PRICE PER SHARE.
DURING 2000 1,566,000 MORE SHARES WERE ACQUIRED AT $3.0477 AVERAGE PRICE PER SHARE.
DURING 2001 933,500 MORE SHARES WERE ACQUIRED AT $2.82387 AVERAGE PRICE PER SHARE.

NOTE 7. COMPREHENSIVE FINANCING COST.

	CONSOLIDATED DATA
PAID INTERESTS	108,935
GAIN INTERESTS	23,215
EXCHANGE LOSS	(4,176)
GAIN ON NET MONETARY POSITION	(14,099)
TOTAL	67,445

NOTE 8. DEFFERRED TAXES.

IN ACCORDANCE WITH ACCOUNTING PRINCIPLES, WE HAVE TO RECOGNIZE SINCE THIS BEGINNING OF THE YEAR THE DEFFERRED TAXES OF INCOME TAX DERIVATED OF THE COMPARISON OF FISCAL AND ACCOUNT VALUES OF INVENTORIES AND FIXED ASSETS.

THE ACCUMULATED EFFECTS AT 30 OF SEPTEMBER WERE:

IN RESULTS: IN THE PROVISION TAXES	(40,908)
IN LIABILITIES: IN DEFFERRED TAXES	343,734

NOTE 9. MONTHLY NET INCOME (HISTORICAL AND UPDATED)

MONTH	HISTORICAL INCOME		N P C I		FACTOR	UPDATED INCOME	
	MONTHLY	ACCUMULATED	CLOSING	ORIGEN	ACTUALIZ	MONTHLY	ACCUMULATED

ANNEX 2

OCT	21,289	21,289	348.042	330.168	1.0541	22,442	22,442
NOV	21,289	42,578	348.042	332.991	1.0452	22,251	44,693
DEC	21,287	63,865	348.042	336.596	1.0340	22,011	66,704
JAN	7,766	71,631	348.042	338.462	1.0283	7,986	74,689
FEB	7,766	79,397	348.042	338.238	1.0290	7,991	82,681
MAR	7,767	87,164	348.042	340.381	1.0225	7,942	90,622
APR	7,135	94,299	348.042	342.098	1.0174	7,259	97,881
MAY	7,135	101,434	348.042	342.883	1.0150	7,242	105,124
JUN	7,133	108,567	348.042	343.694	1.0127	7,223	112,347
JUL	7,595	116,162	348.042	342.801	1.0153	7,711	120,058
AUG	7,595	123,757	348.042	344.832	1.0093	7,666	127,724
SEP	7,595	131,352	348.042	348.042	1.0000	7,595	135,319

AT SEPTEMBER 30, 2001 THE COMPANY HAD THE FOLLOWING MONETARY ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

	CONSOLIDATED
MONETARY ASSETS	10,115
MONETARY LIABILITIES	49,075
NET POSITION	(38,960)

AT SEPTEMBER 30, 2001, THE COMPANY HAD THE FOLLOWING NON MONETARY ASSETS IN FOREIGN CURRENCY.

	CONSOLIDATED
INVENTORIES	1,556
MACHINERY AND EQUIPMENT	73,655
TOTAL	75,211

DATA OF TRADE BALANCE CAN BE SEEN IN THE ANEX 6.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 HERDEZ, S.A. DE C.V.	PRODS ALIMENT ENVAS	300,000,000	100.00	204,258	751,282
2 MCCORMICK DE MÉXICO, S.A. DE C.V.	PRODS ALIMENT ENVAS	450,000,000	50.00	163,603	300,323
3 GRUPO BÚFALO, S.A. DE C.V.	PRODS ALIMENT ENVAS	37,000,063	100.00	64,500	80,517
4 MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	95.00	20,350	24,320
5 YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,281,111	100.00	12,000	128,435
6 HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODS ALIM	1,000,000	50.00	30,000	42,627
7 ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	99.99	20,000	38,856
8 ALIMENTOS DESHIDRATADOS DEL BAJÍO	PROD VEGET DESHIDRAT	5,388,187	100.00	35,460	55,876
9 HERSEA, S.A. DE C.V.	PESCA Y COMERCIALIZACIÓN DE PRODUC MARI	40,050	100.00	40,050	40,658
10 SOCIEDAD DE DESARROLLO, S.A. DE C.V.	PRODUCCIÓN AGROPECUARIA, FORESTAL, APÍC	4,550,000	50.00	2,275	3,318
TOTAL INVESTMENT IN SUBSIDIARIES				**592,496**	**1,466,212**
ASSOCIATEDS					
1 OTRAS COMPAÑIAS		1	0.00	125,420	125,420
TOTAL INVESTMENT IN ASSOCIATEDS				**125,420**	**125,420**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**1,591,632**

NOTES

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: 3 YEAR: 2001
GRUPO HERDEZ, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4 **CONSOLIDATED**
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	83,606	12,458	71,148	345,840	141,465	275,523
MACHINERY	574,171	163,245	410,926	872,038	416,031	866,933
TRANSPORT EQUIPMENT	19,822	9,503	10,319	32,765	21,104	21,980
OFFICE EQUIPMENT	17,336	7,681	9,655	30,423	20,980	19,098
COMPUTER EQUIPMENT	26,600	17,105	9,495	8,956	5,342	13,109
OTHER	5,622	197	5,425	2,526	64	7,887
DEPRECIABLES TOTAL	**727,157**	**210,189**	**516,968**	**1,292,548**	**604,986**	**1,204,530**
NOT DEPRECIATION ASSETS						
GROUNDS	32,970	0	32,970	147,625	0	180,595
CONSTRUCTIONS IN PROCESS	245,297	0	245,297	39,376	0	284,673
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**278,267**	**0**	**278,267**	**187,001**	**0**	**465,268**
TOTAL	**1,005,424**	**210,189**	**795,235**	**1,479,549**	**604,986**	**1,669,798**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 3 YEAR: 2001

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANAMEX	31/03/2004	8.41	0	0	0	47,538	47,539	23,836	0	0	0	0	0	0	0	0
UNSECURED DEBT																
CALIFORNIA COMMERCE BANK	05/09/2003	6.91	0	0	0	0	0	0	0	0	0	0	57,078	0	0	0
BANAMEX	12/06/2009	8.00	0	0	0	0	19,682	19,682	19,682	83,650	0	0	0	0	0	0
BANAMEX	22/10/2001	12.10	45,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	10/10/2001	11.35	90,163	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	11/10/2001	12.00	50,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	22/10/2001	12.10	4,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	11/10/2001	13.35	5,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	6.91	0	0	0	0	0	0	0	0	0	0	12,367	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2004	7.10	0	0	0	0	0	0	0	0	0	0	0	47,565	0	0
BANAMEX	31/05/2005	6.41	0	0	0	5,708	5,708	5,708	4,280	0	0	0	0	0	0	0
BANCOMER	10/10/2002	12.06	0	130,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	22/10/2001	12.10	84,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BITAL	25/10/2001	12.15	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	31/05/2005	6.41	0	0	0	6,659	6,659	6,659	4,995	0	0	0	0	0	0	0
BANAMEX	22/10/2001	12.10	7,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	11/10/2001	12.30	16,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	6.91	0	0	0	0	0	0	0	0	0	0	19,026	0	0	0
CITIBANK	10/12/2001	5.81	0	0	0	8,562	0	0	0	0	0	0	0	0	0	0
CITIBANK	10/12/2001	6.28	0	0	0	8,562	0	0	0	0	0	0	0	0	0	0
BANAMEX	22/10/2001	12.10	19,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	6.91	0	0	0	0	0	0	0	0	0	0	5,708	0	0	0
BANAMEX	22/10/2001	12.10	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	22/12/2003	12.06	0	130,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	22/10/2001	12.10	12,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	11/10/2001	12.30	10,000	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**358,163**	**260,000**	**0**	**77,029**	**79,588**	**55,885**	**28,957**	**83,650**	**0**	**0**	**94,179**	**47,565**	**0**	**0**

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 3 YEAR: 2001

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
VARIOS PROVEEDORES			230,917	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**230,917**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTRAS CUENTAS POR PAGAR			53,260	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**53,260**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			642,340	**260,000**	**0**	**77,029**	**79,588**	**55,885**	**28,957**	**83,650**	**0**	**0**	**94,179**	**47,565**	**0**	**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2001**

GRUPO HERDEZ, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	22,272	210,452	0	0	210,452
OTHER	0	0	0	0	0
TOTAL	**22,272**	**210,452**			**210,452**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	4,861	45,478	0	0	45,478
INVESTMENTS	3,843	35,954	0	0	35,954
OTHER	0	0	0	0	0
TOTAL	**8,704**	**81,432**			**81,432**
NET BALANCE	**13,568**	**129,020**			**129,020**
FOREING MONETARY POSITION					
TOTAL ASSETS	**10,115**	**96,225**	0	0	**96,225**
LIABILITIES POSITION	**49,075**	**466,853**			**466,853**
SHORT TERM LIABILITIES POSITION	8,097	77,029	0	0	77,029
LONG TERM LIABILITIES POSITION	40,978	389,824	0	0	389,824
NET BALANCE	**(38,960)**	**(370,628)**			**(370,628)**

NOTES

EL TIPO DE CAMBIO PROMEDIO UTILIZADO FUE DE $9.3557 PARA EXPORTACIONES E IMPORTACIONES.
EL TIPO DE CAMBIO PARA POSICIÓN EN MONEDA EXTRANJERA ES DE $9.5131

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,886,185	2,190,646	(304,462)	0.01	1,688
FEBRUARY	1,558,903	1,902,674	(343,771)	0.01	(228)
MARCH	1,366,514	1,880,397	(513,883)	0.01	3,256
APRIL	1,419,478	1,781,762	(362,285)	0.01	1,827
MAY	1,418,548	1,776,175	(357,627)	0.01	821
JUNE	1,512,992	1,914,625	(401,633)	0.01	950
JULY	1,464,228	1,946,226	(481,998)	0.01	(1,252)
AUGUST	1,471,453	1,867,961	(396,508)	0.01	2,349
SEPTEMBER	1,363,830	1,867,406	(503,576)	0.01	4,688
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**14,099**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
N O A P L I C A B L E

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA MÉXICO	FAB MAY, MOST, JUGOS Y MERM	11,500	60
PLANTA S.L.P. LA PAZ	FAB MAY, MOST, ESPECIAS, TES	5,000	65
PLANTA S.L.P. INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS	5,500	76
PLANTA VERACRUZ	FAB CHILES, FRUTAS, JUGOS	6,000	50
PLANTA ENSENADA	FAB SALSAS, ACEITUNAS	1,500	96
PLANTA YAVAROS	ENLATADO DE SARDINA	800	95
PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	75
PLANTA VALLEJO	FAB DE CREMAS, JABONES	500	50
CENTRO DISTR MÉXICO	DISTR PROD HERDEZ, D MARIA, MCCORMICK	17,272	95
CENTRO DISTR CHIHUAHUA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,300	90
CENTRO DISTR S.L.P.	DISTR PROD HERDEZ, D MARIA, MCCORMICK	6,420	90
CENTRO DISTR GUADALAJARA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,843	90
CENTRO DISTR MÉRIDA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	1,600	90
CENTRO DISTR TIJUANA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,355	90
CENTRO DISTR MONTERREY	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,204	90
CENTRO DISTR PUEBLA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	5,550	90

NOTES

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2001**

GRUPO HERDEZ, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
	VASO		VITROCRISA		2.21
	CARTON		ENVASES Y EMPAQUES DE MEXICO		2.49
	ETIQUETA		LITOPLAS		2.16
	TAPA		ALUCAPS MEXICANA		3.49
	BOTE		INDUSTRIA METALICA DEL ENVASE		10.81
	FRASCO		VIDRIERA QUERETARO		10.91
	PLASTICOS		LITOPLAS		0.53
	TETRAPAK		TETRAPAK		0.40
	PELICULAS		PRORUSA		0.07
	CAJILLA		PAESANO PRINTING		0.40
	ACEITE DE SOYA		ACEITES CARGILL		9.39
	VIDRIERA GUDALAJARA, S.A. DE				
	VIDRIERA MEXICALI, S.A. DE C.				
	J. PARRA E HIJOS, S.A. DE C.				
	PRODUCTOS PICANTES DE BAJA CA				
	SALAS LIGA				
	CONCEPCION				

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS	10,552	610,288	9,911	1,430,186		HERDEZ	CIFRA WALL MART
JUGOS FRUTAS Y POST	2,662	173,286	3,004	353,015		DOÑA MARIA	COMERCIAL MEXICAN/
VEGETALES	1,966	193,929	2,279	370,271		MCCORMICK	GIGANTE
MARISCOS Y CARNES	1,351	168,624	1,334	316,688		HORMEL	SORIANA
VARIOS	215	18,740	266	54,472		YAVAROS	ISSSTE
						BUFALO	
TOTAL		1,164,867		2,524,632			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS			1,392	138,953	USA	HERDEZ	
JUGOS FRUTAS Y POST			107	10,693	CENTROAMERICA	DOÑA MARIA	
VEGETALES			470	34,948	SUDAMERICA	BUFALO	
MARISCOS Y CARNES			259	25,319	EUROPA		
VARIOS			5	539			
TOTAL				210,452			

NOTES

STOCK EXCHANGE COI HERDEZ QUARTER: 3 YEAR: 2001

GRUPO HERDEZ, S.A. DE C.V.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000**	241,312,699
Number of shares Outstanding at the Date of the NFEA: (Units)	424,471,000

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
1ER	B	424,471,000.00	22/02/2001	50,000,000.00
2DO	B	424,236,200.00	21/05/2001	90,000,000.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 30 OF SEPTIEMBRE OF 2001	338,068,050
Number of shares Outstanding at the Date of the NFEA: (Units)	423,537,500

STOCK EXCHANGE COI **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **1999**

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE COI HERDEZ QUARTER: 3 YEAR: 2001
RAZON SOCIAL: **GRUPO HERDEZ, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2000** 16,154,862

Number of Shares Outstanding at the Date of the NFEAR: (Units) 423,836,200

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
3ER	B	423,836,200.00	13/07/2001	69,932,973.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 30 OF SEPTIEMBRE OF 2001

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF SEPTIEMBRE OF 2001 0

Number of shares Outstanding at the Date of the NFEAR (Units) 423,537,500

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B	1.00000	0	43,200,000	380,337,500	278,091,872	145,445,628	43,227	380,730
TOTAL			**43,200,000**	**380,337,500**	**278,091,872**	**145,445,628**	**43,227**	**380,730**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
423,537,500
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B	8,462,500	3.25861	2.70000

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ **FECHA:** 13/12/200: 18:54

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: GRUPO HERDEZ, S.A. DE C.V.
DO MICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 201-56-55
FAX: 5-201-57-99 **AUTOMATICO:** X
E-MAIL:
DIRECCION DE INTERNET www.grupoherdez.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: GHE910910H19
DOMICILIO CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA: ARGENTINA PONIENTE
C. POSTAL: 11230
CIUDAD Y ESTADO: MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE: C.P. JOSE GUADALUPE VEGA ELIAS
DOMICILIO: CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA: ARGENTINA PONIENTE
C. POSTAL: 11230
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 5-576-31-00 EXT. 1200
FAX: 55-76-25-24
E-MAIL: jvega@herdez.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE Y DIRECTOR GENERAL
NOMBRE: LIC. ENRIQUE HERNÁNDEZ PONS-TORRES
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-49
FAX: 5-201-57-99
E-MAIL: ehpt@herdez.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: PRESIDENTE Y DIRECTOR GENERAL
NOMBRE: LIC. ENRIQUE HERNÁNDEZ - PONS TORRES
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ FECHA: 13/12/200: 18:54

TELEFONO:	5-201-57-48, 49, 40, 41
FAX:	5-201-57-99
E-MAIL:	ehpt@herdez.com.mx, hhpt@herdez.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. PABLO LEZAMA VÉLEZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-23
FAX:	5-201-57-98
E-MAIL:	plv@herdez.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE:	C.P. ERNESTO RAMOS ORTIZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
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TELEFONO:	5-201-57-21
FAX:	5-201-57-97
E-MAIL:	eramos@herdez.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. PABLO LEZAMA VÉLEZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
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PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
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COLONIA:	LOMAS DE CHAPULTEPEC
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PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
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DOMICILIO:	MONTE PELVOUX # 215

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ FECHA: 13/12/200: 18:54

COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
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COLONIA:	LOMAS DE CHAPULTEPEC
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DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
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FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**HERDEZ** QUARTER: **4** YEAR**2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** **OF** **DECEMBER** **OF** **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. PABLO LEZAMA VÉLEZ.
DIRECTOR DE FINANZAS

C.P. ERNESTO RAMOS ORTIZ.
DIRECTOR DE ADMINISTRACIÓN.

MEXICO, D.F., AT DECEMBER 10 OF 2002

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** Quarter: **4** Year: **2001**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**3,847,845**	**100**	**3,869,798**	**100**
2	**CURRENT ASSETS**	**1,950,823**	**51**	**1,974,144**	**51**
3	CASH AND SHORT-TERM INVESTMENTS	44,786	1	124,144	3
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	709,641	18	726,593	19
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	353,178	9	274,270	7
6	INVENTORIES	760,612	20	763,834	20
7	OTHER CURRENT ASSETS	82,606	2	85,303	2
8	**LONG-TERM**	**125,285**	**3**	**138,474**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	125,285	3	138,474	4
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,663,700**	**43**	**1,660,942**	**43**
13	PROPERTY	622,247	16	629,156	16
14	MACHINERY AND INDUSTRIAL	1,483,869	39	1,504,829	39
15	OTHER EQUIPMENT	141,770	4	133,776	3
16	ACCUMULATED DEPRECIATION	845,448	22	766,817	20
17	CONSTRUCTION IN PROGRESS	261,262	7	159,998	4
18	**DEFERRED ASSETS (NET)**	**108,037**	**3**	**96,238**	**2**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**1,949,765**	**100**	**1,921,548**	
21	**CURRENT LIABILITIES**	**899,344**	**46**	**765,286**	**40**
22	SUPPLIERS	287,225	15	234,856	12
23	BANK LOANS	473,932	24	384,701	20
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	18,217	1	33,627	2
26	OTHER CURRENT LIABILITIES	119,970	6	112,102	6
27	**LONG-TERM LIABILITIES**	**629,072**	**32**	**730,274**	**38**
28	BANK LOANS	629,072	32	730,274	38
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**404,830**	**21**	**409,735**	**21**
32	**OTHER LIABILITIES**	**16,519**	**1**	**16,253**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,898,080**		100 **1,948,250**	
34	**MINORITY INTEREST**	**390,803**	**21**	**425,253**	**22**
35	**MAJORITY INTEREST**	**1,507,277**	**79**	**1,522,997**	**78**
36	**CONTRIBUTED**	**909,228**	**48**	**911,167**	**47**
37	PAID-IN CAPITAL STOCK (NOMINAL)	422,825	22	424,741	22
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	315,033	17	315,056	16
39	PREMIUM ON SALES OF SHARES	171,370	9	171,370	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**598,049**	**32**	**611,830**	**31**
42	RETAINED EARNINGS AND CAPITAL RESERVE	2,002,928	106	1,894,458	97
43	REPURCHASE FUND OF SHARES	154,426	8	157,333	8
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(1,690,789)	(89)	(1,620,266)	(83)
45	NET INCOME FOR THE YEAR	131,484	7	180,305	9

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**44,786**	100	**124,144**	100
46	CASH	0	0	0	0
47	SHORT-TERM INVESTMENTS	44,786	100	124,144	100
18	**DEFERRED ASSETS (NET)**	**108,037**	100	**96,238**	
48	AMORTIZED OR REDEEMED EXPENSES	108,037	100	96,238	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**899,344**	100	**765,286**	
52	FOREING CURRENCY LIABILITIES	57,768	6	150,325	20
53	MEXICAN PESOS LIABILITIES	841,576	94	614,961	80
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**119,970**	100	**112,102**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	119,970	100	112,102	100
27	**LONG-TERM LIABILITIES**	**629,072**	100	**730,274**	
59	FOREING CURRENCY LIABILITIES	369,072	59	461,339	63
60	MEXICAN PESOS LIABILITIES	260,000	41	268,935	37
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS		0	0	0
62	MEDIUM TERM NOTES		0	0	0
30	**OTHER LOANS**	**0**	100	**0**	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**404,830**	100	**409,735**	
65	NEGATIVE GOODWILL	648	0	4,540	1
66	DEFERRED TAXES	404,182	100	405,195	99
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**16,519**	100	**16,253**	
68	RESERVES	16,519	100	16,253	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,690,789)**	100	**(1,620,266)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(1,690,789)	(100)	(1,620,266)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2001**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	1,051,479	1,208,858
73	PENSIONS FUND AND SENIORITY	5,515	2,266
74	EXECUTIVES (*)	16	13
75	EMPLOYERS (*)	1,995	1,842
76	WORKERS (*)	2,992	2,917
77	CIRCULATION SHARES (*)	422,555,963	424,471,000
78	REPURCHASED SHARES (*)	9,444,037	7,529,000

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**3,918,860**	**100**	**4,078,642**	**100**
2	COST OF SALES	2,199,411	56	2,283,372	56
3	**GROSS INCOME**	**1,719,449**	**44**	**1,795,270**	**44**
4	OPERATING	1,289,783	33	1,243,462	30
5	**OPERATING**	**429,666**	**11**	**551,808**	**14**
6	TOTAL FINANCING	76,408	2	105,368	3
7	**INCOME AFTER FINANCING COST**	**353,258**	**9**	**446,440**	**11**
8	OTHER FINANCIAL OPERATIONS	(29,045)	(1)	(22,535)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**382,303**	**10**	**468,975**	**11**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	142,654	4	167,705	4
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**239,649**	**6**	**301,270**	**7**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	3,498	0	(3,496)	0
13	**CONSOLIDATED NET INCOME OF**	**243,147**	**6**	**297,774**	**7**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**243,147**	**6**	**297,774**	**7**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**243,147**	**6**	**297,774**	**7**
19	NET INCOME OF MINORITY INTEREST	111,663	3	117,469	3
20	**NET INCOME OF MAJORITY INTEREST**	**131,484**	**3**	**180,305**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**3,918,860**	**100**	**4,078,642**	**100**
21	DOMESTIC	3,663,044	93	3,868,174	95
22	FOREIGN	255,816	7	210,468	5
23	TRANSLATED INTO DOLLARS (***)	27,420	1	20,482	1
6	**TOTAL FINANCING COST**	**76,408**	**100**	**105,368**	**100**
24	INTEREST PAID	141,546	185	160,467	152
25	EXCHANGE LOSSES	0	0	3,099	3
26	INTEREST EARNED	24,922	33	11,517	11
27	EXCHANGE PROFITS	19,077	25	0	0
28	GAIN DUE TO MONETARY POSITION	(21,139)	(28)	(46,681)	(44)
8	**OTHER FINANCIAL OPERATIONS**	**(29,045)**	**100**	**(22,535)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(29,045)	(100)	(22,535)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**142,654**	100	**167,705**	100
32	INCOME TAX	137,379	96	174,154	104
33	DEFERED INCOME TAX	0	0	(12,496)	(7)
34	WORKERS' PROFIT SHARING	5,275	4	6,047	4
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	4,354,288	4,469,053
37	NET INCOME OF THE YEAR	386,254	465,614
38	NET SALES (**)	3,918,860	4,078,642
39	OPERATION INCOME (**)	429,666	551,808
40	NET INCOME OF MAYORITY INTEREST(**)	131,484	180,305
41	NET CONSOLIDATED INCOME (**)	243,147	297,774

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**243,147**	**297,774**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	79,253	86,243
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**322,400**	**384,017**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(25,300)	97,384
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**297,100**	**481,401**
6	CASH FLOW FROM EXTERNAL FINANCING	(31,047)	42,813
7	CASH FLOW FROM INTERNAL FINANCING	(216,013)	(127,399)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(247,060)**	**(84,586)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(129,398)**	**(319,637)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(79,358)	77,178
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	124,144	46,966
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	44,786	124,144

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2001**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**79,253**	**86,243**
13	DEPRECIATION AND AMORTIZATION FOR THE	99,182	92,706
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	2,646	(521)
15	+ (-) NET LOSS (PROFIT) IN MONEY	(19,077)	3,099
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(3,498)	(9,041)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(25,300)**	**97,384**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	65,647	(64)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	3,221	45,824
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(112,392)	25,018
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	52,369	9,791
22	+ (-) INCREASE (DECREASE) IN OTHER	(34,145)	16,815
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(31,047)**	**42,813**
23	+ SHORT-TERM BANK AND STOCK MARKET	70,155	0
24	+ LONG-TERM BANK AND STOCK MARKET	0	134,371
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(101,202)	(91,558)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(216,013)**	**(127,399)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	27,814
31	(-) DIVIDENS PAID	(216,013)	(155,213)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(129,398)**	**(319,637)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(4,845)	(5,248)
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(75,210)	(227,444)
36	(-) INCREASE IN CONSTRUCTIONS IN	(37,544)	(54,170)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(11,799)	(32,775)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** **2001**
GRUPO HERDEZ, S.A. DE C.V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	6.20	%	7.30	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	8.72	%	11.84	%
3	NET INCOME TO TOTAL ASSETS (**)	6.32	%	7.69	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	38.60	%	48.40	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	8.69	%	15.68	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.02	times	1.05	times
7	NET SALES TO FIXED ASSETS (**)	2.36	times	2.46	times
8	INVENTORIES ROTATION (**)	2.89	times	2.99	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	57	days	56	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	12.83	%	14.39	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	50.67	%	49.65	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.03	times	0.99	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	21.89	%	31.83	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	37.81	%	43.97	%
15	OPERATING INCOME TO INTEREST PAID	3.04	times	3.44	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.01	times	2.12	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.17	times	2.58	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.32	times	1.58	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.00	times	1.03	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	4.98	%	16.22	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	8.23	%	9.42	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.65)	%	2.39	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.10	times	3.00	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	12.57	%	(50.61)	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	87.43	%	150.61	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	58.12	%	71.16	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.31	$ 0.41
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.31	$ 0.41
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 3.57	$ 3.59
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.17	$ 0.20
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.90 times	1.08 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	10.28 times	9.02 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

JUDGED INFORMATION

CONSOLIDATED
Previous Printing

4TH QUARTER REPORT 2001 TO SHAREHOLDERS

VALUED SHAREHOLDERS:

THE YEAR 2001 WAS MARKED BY EVENTS WITHOUT PRECEDENT, UNLEASHING AN ATMOSPHERE OF GREAT UNCERTAINTY AND ECONOMIC DECELERATION.

REFLECTING THE ECONOMIC RECESSION AFFECTING OUR MAIN COMMERCIAL PARTNER, THE UNITED STATES, OUR MARKETS EXPERIENCED A DROP IN DEMAND. AS A RESULT, MEXICO'S GDP DECLINED 0.2%. ON THE POSITIVE SIDE, INFLATION FOR THE YEAR DROPPED TO 4.4%, A FIGURE NOT OBSERVED IN THE LAST FEW YEARS.

THE FOOD SECTOR CONTINUES RULED BY INCREASING COMPETITION, AND GIVEN AN INCREASINGLY DISCERNING PURCHASING BEHAVIOR ON THE PART OF THE CONSUMER, THE TENDENCY TO OFFER PROMOTIONS AND DISCOUNTS PREVAILS, TOGETHER WITH THE IMPLEMENTATION OF EXTENSIVE PUBLICITY CAMPAIGNS.

AS PREVIOUSLY MENTIONED, THE YEAR 2001 WAS PARTICULARLY DIFFICULT DUE TO A RECESSIONARY ECONOMY, DOMESTICALLY AND INTERNATIONALLY. IN SPITE OF THE AFOREMENTIONED, WE MANAGED TO INCREASE OUR SALES IN UNIT TERMS BY 4%, ALTHOUGH IN MONETARY TERMS THIS TRANSLATED INTO A DECLINE OF 4%, AS EXTENSIVE PROMOTIONS OFFERED TO THE CONSUMER RESULTED IN PRICE DISCOUNTS AND CONSEQUENTLY IN THE REDUCTION OF PROFIT MARGINS.

THE OPERATING MARGIN WAS 11% AND THE EBITDA MARGIN REACHED 13.5%, AMOUNTS THAT WHILE POSITIVE WITHIN THE FOOD SECTOR, WERE DISAPPOINTING TO US. AS A RESULT, WE WILL FOCUS ON THE GRADUAL IMPROVEMENT OF THESE INDICATORS. NET PROFIT OF 131.5 MILLION PESOS WAS BELOW THAT REPORTED LAST YEAR.

OUR FINANCIAL POSITION IS SOLID AS DEBT LEVELS HAVE REMAINED STABLE. THE DECLINE IN INTEREST RATES RESULTED IN SIGNIFICANT SAVINGS IN THE SERVICING OF OUR DEBT.

CASH FLOW GENERATED BY OPERATIONS ALLOWED US TO MAINTAIN OUR DIVIDEND POLICY AND MEET OUR INVESTMENT REQUIREMENTS WITHOUT INCURRING ADDITIONAL DEBT.

CONFRONTED WITH THIS CLIMATE, ONCE MORE GRUPO HERDEZ, A PROUDLY MEXICAN COMPANY, SHOWED ITS STABILITY BY MAINTAINING ITS GROWTH AND EXPANSION PLANS. WITH THE PURPOSE OF INCREASING COMPETITIVENESS, AT THE END OF THIS PAST YEAR, THE COMPANY INITIATED AN IN-DEPTH RESTRUCTURING MEANT TO ACHIEVE A DIFFERENT WORK ORGANIZATION BASED ON BUSINESS UNITS. EACH OF THESE UNITS WILL CONTAIN A WELL STRUCTURED TEAM TO EFFICIENTLY MANAGE OUR BRANDS AND PRODUCTS.

WE ARE A COMPANY IN CONSTANT CHANGE READY TO CONFRONT NEW CHALLENGES, A COMPANY LEVERAGING ITS STRENGTH, WHILE ADOPTING A CORPORATE CULTURE WHERE COMMITMENT, GOAL ACHIEVEMENT, AND CONSTANT IMPROVEMENT ARE FUNDAMENTAL ELEMENTS.

THIS RESTRUCTURING, ORIGINATING FROM A PROFOUND EVALUATION OF THE STRENGTHS AND VALUES DEFINING OUR FUTURE AND CONSEQUENTLY OUR MARKET PRESENCE, RESULTED IN THE ESTABLISHMENT OF THE FOLLOWING BUSINESS UNITS:

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
JUDGED INFORMATION **Previous Printing**

"ASSOCIATED COMPANIES",
"HERDEZ COMPANIES",
"FARMING/FISHING",
"HYGIENE AND PERSONAL CARE",
"FOREIGN MARKETS", AND
"TRADING BUSINESS",

ALL SUPPORTED BY CENTRALIZED CORPORATE SERVICES.

GLOBALIZATION BRINGS HERDEZ GREAT CHALLENGES AND OPPORTUNITIES, OUR EXPORTS ALREADY REPRESENT 10.2% OF SALES IN TERMS OF BOXES. THE GROUP HAS BEEN TRANSFORMED INTO A COMPANY THAT OPENS MARKETS, DOMESTICALLY AND INTERNATIONALLY, DEVELOPS STRATEGIC ALLIANCES WITH GLOBAL PLAYERS, CEMENTS ITS FUTURE ON THE SOLID LEADERSHIP IT COMMANDS IN THE MARKETS IT PARTICIPATES, AND SUSTAINS ITS GROWTH BASED ON PRODUCTS OF THE HIGHEST QUALITY, THEREBY ESTABLISHING WORLD RENOWN BRANDS, WHILE POSITIONING GRUPO HERDEZ AS AN IMPORTANT COMPETITOR OF AN INTERNATIONAL RANK. DURING 2002. WE WILL INTRODUCE PRODUCTS UNDER THE BRAND "DOÑA MARIA" IN THE UNITED KINGDOM, CONTINUING WITH THE INTEGRAL DEVELOPMENT OF OTHER MARKETS.

I'M PROUD TO INFORM YOU THAT THE GROUP HAS FORMED A 50%/50% ASSOCIATION WITH BARILLA ALIMENTARE, A LEADING ITALIAN COMPANY OF INTERNATIONAL RENOWN. BARILLA MEXICO WAS ESTABLISHED WITH THE PURPOSE OF MAKING, COMMERCIALIZING AND DISTRIBUTING BARILLA BRAND PASTAS AND SAUCES. ADDITIONALLY, THROUGH THIS ASSOCIATION, WE ACQUIRED THE YEMINA AND VESTA BRANDS AS WELL AS THE EQUIPMENT NECESSARY FOR THEIR PRODUCTION.

WE ANNOUNCE THIS ASSOCIATION WITH GREAT SATISFACTION, NOT ONLY FOR THE INCREASE IN VOLUME THIS REPRESENTsFOR THE GROUP, FROM 27 TO 40 MILLION BOXES, BUT ALSO AS IT DEMONSTRATES, ONCE MORE, THAT THE EFFORTS MADE BY ALL THE MEMBERS OF THIS GREAT HERDEZ FAMILY CONTINUE TO BEAR RESULTS.

WE ARE THANKFUL TO OUR SHAREHOLDERS FOR THEIR TRUST, TO OUR PARTNERS McCORMICK & CO. AND HORMEL FOODS, AS WELL AS OUR CUSTOMERS, SUPPLIERS AND EMPLOYEES, FOR THE INVALUABLE SUPPORT ALWAYS PROVIDED FOR THE GROWTH AND STRENGTHENING OF THE GROUP.

TODAY, TOMORROW AND ALWAYS,

WITH ALL TRUST IS…….HERDEZ

ENRIQUE HERNANDEZ-PONS TORRES
PRESIDENT AND CHAIRMAN OF THE BOARD

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

JUDGED INFORMATION **CONSOLIDATED**
Previous Printing

NOTE 1. STRUCTURE OF THE COMPANY.

THE MAIN ACTIVITIES OF GRUPO HERDEZ ARE:

A) TO PROMOTE, CONSTITUTE, ORGANIZE, AND TAKE SHARE IN THE CAPITAL STOCK OF ALL ENTERPRISES, AS MEXICANS TO FOREIGNS, AND TO SHARE IN THEIR ADMINISTRATION OR LIQUIDATION.

B) THE ACQUISITION, SELLING AND THE NEGOTIATIONS OF ALL KIND OF SECURITIES PERMITTED BY LAW, WITHOUT TO MAKE ACTS OF INTERMEDIATION IN THE MEXICAN MARKET STOCK.

GRUPO HERDEZ SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES:

HERDEZ, S.A. DE C.V., GRUPO BUFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MCCORMICK DE MEXICO, S.A. DE C.V., AND SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V.

HERDEZ, S.A. DE C.V. SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES: ARPONS, S.A. DE C.V., HERIMEX, S.A. DE C.V., HERSAIL, S.A. DE C.V., HERPORT, S.A. DE C.V. AND GRUPO INMOBILIARIO.

NOTE 2. ACCOUNTING POLICIES.

A) ALL THE MAIN OPERATIONS AND BALANCES INTER COMPANIES ARE ELIMINATED IN THE CONSOLIDATION. IN THE INDIVIDUAL COMPARATIVE FINANCIAL STATEMENTS ARE PRESENTED THE INVESTMENT IN SUBSIDIARIES WITH THE EQUITY METHOD. NET GOODWILL IS ADDED TO THIS ROW.

B) SHORT TERM INVESTMENTS ARE STATED AT COST, APPROXIMATES MARKET VALUE.

C) INVENTORIES ARE EXPRESSED AT THE LAST PURCHASE PRICE OR PRODUCTION COST, WHICH DOES NOT EXCEED MARKET. COST OF SALES IS DETERMINED BY THE LAST-IN FIRST-OUT METHOD.

D) PROPERTY, PLANT AND EQUIPMENT AND THE RELATED ACCUMULATED DEPRECIATION ARE RESTATED BY APPLYING THE NATIONAL CONSUMER PRICE INDEX (NCPI) IN ACCORDANCE WITH THE FIFTH SERIES OF AMENDMENTS TO STATEMENT B-10 OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. (MIPA)

THE ADMINISTRATION OF THE COMPANY CONSIDERED THAT THE UPDATING OF THE FIXED ASSETS OF 2001, WOULD BE GREATER THAN THE MARKET VALUE , FOR THIS REASON THE VALUE OF THE FIXED ASSETS WERE LIMITED UNTIL 31 AS DECEMBER OF 2001.

AS THE SAME WAY, THE SHIPS OF YAVAROS WILL BE UPDATED WITH THE NPCI OF THE COUNTRY WHERE WERE ACQUIRED, BECAUSE THE VALUE IS MORE REALISTIC ACCORDING WITH THEIR CHARACTERISTICS.

E) TRANSACTIONS IN FOREIGN CURRENCY ARE RECORDED AT THE RATES OF EXCHANGE PREVAILING ON THE DATES THEY ARE ENTERED INTO AND/OR SETTLED. ASSETS AND LIABILITIES DENOMINATED IN SUCH CURRENCIES ARE STATED AT THE MEXICAN PESO EQUIVALENTS RESULTING FROM APPLYING THE YEAR -END RATES. EXCHANGE DIFFERENCES ARISING FROM FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE DATES ON WHICH TRANSACTIONS ARE ENTERED AND THOSE ON WHICH THEY ARE SETTLED, OR THE BALANCE SHEET DATES, ARE CHARGED OR CREDITED TO INCOME.

NOTE 3. PROPERTY, PLANT AND EQUIPMENT.

THESE DATA CAN BE LOCATED IN THE ANNEX 4.

NOTE 4. CONTINGENT LIABILITIES.

THIS BALANCE IS INTEGRATED FOR THE SENIORITY PREMIUMS THAT ALL THE WORKERS HAVE RIGTH WHEN THEY FINISH THEIR LABOR RELATION AFTER 12 YEARS OF SERVICE ACCORDING WITH THE COLLECTIVE LABOR CONTRACT LESS THE AMOUNT THAT THE COMPANY HAS IN AN IRREVOCABLE TRUST FUND. ALL THE AMOUNTS HAVE BEEN DETERMINED BASED ON ACTUARIAL CALCULATIONS.

BELOW IS A SUMMARY OF THE MAIN CONSOLIDATED FINANCIAL DATA RELATIVE TO THE SENIORITY PREMIUMS AND PENSION PLANS.

	2001
PROJECTED BENEFIT OBLIGATION	(44,333)
PLAN ASSETS AT MARKET VALUE	5,515
UNAMORTIZED PRIOR SERVICE COST	21,763
UNAMORTIZED VARIATION IN ASSUMPTIONS AND ACTUARIAL ADJUSTMENTS	536
PROJECTED NET LIABILITY	(16,519)
ACCUMULATED BENEFIT OBLIGATION	(15,430)
UNAMORTIZED TRANSITION ASSET	(1,089)
NET COST FOR THE PERIOD	$ 6,426

THE TRANSITION LIABILITY IS AMORTIZED BY THE STRAIGHT LINE METHOD OVER THE AVERAGE REMAINING USEFUL LIVES OF THE EMPLOYEES EXPECTED TO RECEIVE THE BENEFITS (APPROXIMATELY 16 YEARS).

OTHER COMPENSATIONS BASED ON LENGTH OF SERVICE TO WHICH EMPLOYEES MAY BE ENTITLED IN THE EVENT OF DISMISSAL OR DEATH, IN ACCORDANCE WITH THE FEDERAL LABOR LAW, ARE CHARGED TO INCOME IN THE YEAR IN WCHICH THEY BECOME PAYABLE.

NOTE 5. EQUITY.
EQUITY IS INTEGRATED AS FOLLOWS:

	HISTORICAL	RESTATEMENT	TOTAL
CAPITAL STOCK	422,825	315,033	737,858

FINANCIAL STATEMENT NOTES (1)

ANNEX 2 **CONSOLIDATED**

JUDGED INFORMATION **Previous Printing**

PREMIUM IN SALES OF SHARES	43,571	127,799	171,370
LEGAL RESERVE	26,911	32,969	59,880
RETAINED EARNINGS	942,368	982,673	1,925,041
REPURCHASE FUND	29,716	124,710	154,426
ACCUMULATED DEFFERRED TAX	15,831	2,176	18,007
DEFICIT IN THE RESTATEMENT OF CAPITAL		(1,690,789)	(1,690,789)
NET INCOME	128,881	2,603	131,484
TOTAL	1,610,103	(102,826)	1,507,277

NOTE 6. REPURCHASE FUND.

IN EXTRAORDINARY MEETING CELEBRATED IN MARCH 1994, PRIOR AGREEMENT OF THE BOARD OF DIRECTORS AND IN TERMS OF THE SECURITIES MARKET LAW IT WAS DECIDED TO CREATE THIS REPURCHASE FUND IN AN AMOUNT OF $50,000 NOMINAL.
THIS FUND HAS BEEN UTILIZED SINCE JUNE 1998 ACQUIRING 2,564,000 TO $3.74 PER SHARE IN AVERAGE.
DURING 1999 3,399,000 MORE SHARES WERE ACQUIRED AT $3.1093 AVERAGE PRICE PER SHARE.
DURING 2000 1,566,000 MORE SHARES WERE ACQUIRED AT $3.0477 AVERAGE PRICE PER SHARE.
DURING 2001 1,915,037 MORE SHARES WERE ACQUIRED AT $2.5030 AVERAGE PRICE PER SHARE.

NOTE 7. COMPREHENSIVE FINANCING COST.

	CONSOLIDATED DATA
PAID INTERESTS	141,546
GAIN INTERESTS	24,922
EXCHANGE LOSS	(19,077)
GAIN ON NET MONETARY POSITION	(21,139)
TOTAL	76,408

NOTE 8. DEFFERRED TAXES.

IN ACCORDANCE WITH ACCOUNTING PRINCIPLES, WE HAVE TO RECOGNIZE SINCE THIS BEGINNING OF THE YEAR THE DEFFERRED TAXES OF INCOME TAX DERIVATED OF THE COMPARISON OF FISCAL AND ACCOUNT VALUES OF INVENTORIES AND FIXED ASSETS.

THE ACCUMULATED EFFECTS AT 30 OF SEPTEMBER WERE:

IN RESULTS: IN THE PROVISION TAXES	2,190
IN LIABILITIES: IN DEFFERRED TAXES	404,182

NOTE 9. MONTHLY NET INCOME (HISTORICAL AND UPDATED)

MONTH	HISTORICAL INCOME		N P C I		FACTOR	UPDATED INCOME	
	MONTHLY	ACCUMULATED	CLOSING	ORIGEN	ACTUALIZ	MONTHLY	ACCUMULATED
JAN	7,766	7,766	351.418	338.462	1.0383	8,063	8,063
FEB	7,766	15,532	351.418	338.238	1.0390	8,069	16,132
MAR	7,767	23,299	351.418	340.381	1.0324	8,019	24,151
APR	7,135	30,434	351.418	342.098	1.0272	7,329	31,480
MAY	7,135	37,569	351.418	342.883	1.0249	7,313	38,793
JUN	7,133	44,702	351.418	343.694	1.0225	7,293	46,086
JUL	7,595	52,297	351.418	342.801	1.0251	7,786	53,872
AUG	7,595	59,892	351.418	344.832	1.0191	7,740	61,612
SEP	7,588	67,480	351.418	348.042	1.0097	7,662	69,274
OCT	20,692	20,692	351.418	349.615	1.0052	20,799	90,072
NOV	20,692	41,384	351.418	350.932	1.0014	20,721	110,793
DEC	20,691	62,075	351.418	351.418	1.0000	20,691	131,484

AT DECEMBER 31, 2001 THE COMPANY HAD THE FOLLOWING MONETARY ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

	CONSOLIDATED
MONETARY ASSETS	4,642
MONETARY LIABILITIES	87,486
NET POSITION	(82,844)

AT DECEMBER 31, 2001, THE COMPANY HAD THE FOLLOWING NON MONETARY ASSETS IN FOREIGN CURRENCY.

	CONSOLIDATED
INVENTORIES	2,297
MACHINERY AND EQUIPMENT	75,360
TOTAL	77,657

DATA OF TRADE BALANCE CAN BE SEEN IN THE ANEX 6.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 HERDEZ, S.A. DE C.V.	PRODS ALIMENT ENVAS	300,000,000	100.00	204,258	759,129
2 MCCORMICK DE MÉXICO, S.A. DE C.V.	PRODS ALIMENT ENVAS	450,000,000	50.00	163,603	341,415
3 GRUPO BÚFALO, S.A. DE C.V.	PRODS ALIMENT ENVAS	37,000,063	100.00	64,500	85,151
4 MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	95.00	20,350	19,599
5 YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,281,111	100.00	12,000	96,403
6 HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODS ALIM	1,000,000	50.00	30,000	45,334
7 ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	99.99	20,000	40,140
8 ALIMENTOS DESHIDRATADOS DEL BAJÍO	PROD VEGET DESHIDRAT	5,388,187	100.00	35,460	38,216
9 HERSEA, S.A. DE C.V.	PESCA Y COMERCIALIZACIÓN DE PRODUC MARI	40,050	100.00	40,050	37,772
10 SOCIEDAD DE DESARROLLO, S.A. DE C.V.	PRODUCCIÓN AGROPECUARIA, FORESTAL, APÍC	4,550,000	50.00	2,275	2,055
TOTAL INVESTMENT IN SUBSIDIARIES				**592,496**	**1,465,214**
ASSOCIATEDS					
1 OTRAS COMPAÑIAS		1	0.00	125,285	125,285
TOTAL INVESTMENT IN ASSOCIATEDS				**125,285**	**125,285**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**1,590,499**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODI **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

JUDGED INFORMATION

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	99,754	20,084	79,670	341,937	140,269	281,338
MACHINERY	608,143	177,947	430,196	875,726	423,476	882,446
TRANSPORT EQUIPMENT	19,290	9,635	9,655	31,577	19,891	21,341
OFFICE EQUIPMENT	18,876	8,134	10,742	31,176	21,723	20,195
COMPUTER EQUIPMENT	27,608	18,252	9,356	9,482	5,762	13,076
OTHER	5,797	213	5,584	2,403	63	7,924
DEPRECIABLES TOTAL	**779,468**	**234,265**	**545,203**	**1,292,301**	**611,184**	**1,226,320**
NOT DEPRECIATION ASSETS						
GROUNDS	32,970	0	32,970	143,149	0	176,119
CONSTRUCTIONS IN PROCESS	219,842	0	219,842	41,419	0	261,261
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**252,812**	**0**	**252,812**	**184,568**	**0**	**437,380**
TOTAL	**1,032,280**	**234,265**	**798,015**	**1,476,869**	**611,184**	**1,663,700**

STOCK EXCHANGE CODIHERDEZ
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

JUDGED INFORMATION

NOTES

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 2001

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED DEBT																
BANAMEX	12/06/2009	7.76	0	0	0	0	0	0	0	137,550	0	0	0	0	0	0
BANAMEX	22/12/2003	8.75	0	130,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	07/01/2003	8.75	0	130,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	31/03/2004	6.00	0	0	0	45,850	45,850	22,925	0	0	0	0	0	0	0	0
BANCOMER	07/01/2002	9.00	85,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	07/01/2002	10.93	84,164	0	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	5.07	0	0	0	0	0	0	0	0	0	0	55,020	0	0	0
BITAL	07/01/2002	8.80	55,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	5.07	0	0	0	0	0	0	0	0	0	0	45,850	0	0	0
BANAMEX	07/01/2002	10.93	35,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	07/01/2002	9.10	25,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	31/05/2005	5.76	0	0	0	6,416	6,419	6,419	3,210	0	0	0	0	0	0	0
BANAMEX	31/05/2005	5.76	0	0	0	5,502	5,502	5,502	2,751	0	0	0	0	0	0	0
BANAMEX	07/01/2002	9.55	17,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	15/01/2002	10.70	17,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	5.07	0	0	0	0	0	0	0	0	0	0	16,506	0	0	0
BANAMEX	08/01/2002	10.55	16,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	15/01/2002	8.15	15,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	07/01/2002	9.20	12,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	5.07	0	0	0	0	0	0	0	0	0	0	11,900	0	0	0
BANAMEX	08/01/2002	10.55	10,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	15/01/2002	10.70	9,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	07/01/2002	9.55	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	15/01/2002	10.70	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BITAL	15/01/2002	7.80	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	07/01/2002	9.55	7,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	15/01/2002	10.80	5,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	06/09/2003	5.07	0	0	0	0	0	0	0	0	0	0	3,668	0	0	0

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit	Amortization	Rate of	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
Type / Institution	Date	Interest	Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
TOTAL BANKS			416,164	260,000	0	57,768	57,771	34,846	5,961	137,550	0	0	132,944	0	0	0
PROVEEDORES																
VARIOS PROVEEDORES			287,225	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			287,225	0	0	0	0	0	0	0	0	0	0	0	0	0
OTRAS CUENTAS POR PAGAR			119,970	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			119,970	0	0	0	0	0	0	0	0	0	0	0	0	0
			823,359	260,000	0	57,768	57,771	34,846	5,961	137,550	0	0	132,944	0	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**

JUDGED INFORMATION **Final Printing**

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	27,420	255,816	0	0	255,816
OTHER	0	0	0	0	0
TOTAL	**27,420**	**255,816**			**255,816**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	6,573	60,109	0	0	60,109
INVESTMENTS	3,843	35,143	0	0	35,143
OTHER	12,758	116,669	0	0	116,669
TOTAL	**23,174**	**211,921**			**211,921**
NET BALANCE	**4,246**	**43,895**			**43,895**
FOREING MONETARY POSITION					
TOTAL ASSETS	**4,642**	**42,567**	0	0	**42,567**
LIABILITIES POSITION	**87,486**	**802,244**			**802,244**
SHORT TERM LIABILITIES POSITION	47,238	433,172	0	0	433,172
LONG TERM LIABILITIES POSITION	40,248	369,072	0	0	369,072
NET BALANCE	**(82,844)**	**(759,677)**			**(759,677)**

NOTES

STOCK EXCHANGE CODE:**HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

JUDGED INFORMATION

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,904,527	2,211,950	(307,422)	0.01	1,704
FEBRUARY	1,574,053	2,284,814	(710,761)	0.01	(470)
MARCH	1,379,745	2,086,500	(706,756)	0.01	4,478
APRIL	1,433,151	1,953,005	(519,854)	0.01	2,622
MAY	1,432,384	2,049,724	(617,340)	0.01	1,417
JUNE	1,527,633	2,188,778	(661,145)	0.01	1,564
JULY	1,478,361	1,965,012	(486,650)	0.01	(1,264)
AUGUST	1,638,606	1,886,098	(247,493)	0.01	1,466
SEPTEMBER	1,513,830	1,819,306	(305,476)	0.01	2,844
OCTOBER	1,520,184	2,020,602	(500,418)	0.01	2,262
NOVEMBER	1,680,572	1,934,403	(253,831)	0.01	956
DECEMBER	1,513,830	1,878,306	(364,476)	0.01	3,560
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**21,139**

NOTES

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2001**
GRUPO HERDEZ, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
N O A P L I C A B L E

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2001**

GRUPO HERDEZ, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED

JUDGED INFORMATION **Final Printing**

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA MÉXICO	FAB MAY, MOST, JUGOS Y MERM	11,500	60
PLANTA S.L.P. LA PAZ	FAB MAY, MOST, ESPECIAS, TES	5,000	65
PLANTA S.L.P. INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS	5,500	76
PLANTA VERACRUZ	FAB CHILES, FRUTAS, JUGOS	6,000	50
PLANTA ENSENADA	FAB SALSAS, ACEITUNAS	1,500	96
PLANTA YAVAROS	ENLATADO DE SARDINA	800	95
PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	75
PLANTA VALLEJO	FAB DE CREMAS, JABONES	500	50
CENTRO DISTR MÉXICO	DISTR PROD HERDEZ, D MARIA, MCCORMICK	17,272	95
CENTRO DISTR CHIHUAHUA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,300	90
CENTRO DISTR S.L.P.	DISTR PROD HERDEZ, D MARIA, MCCORMICK	6,420	90
CENTRO DISTR GUADALAJARA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,843	90
CENTRO DISTR MÉRIDA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	1,600	90
CENTRO DISTR TIJUANA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,355	90
CENTRO DISTR MONTERREY	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,204	90
CENTRO DISTR PUEBLA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	5,550	90

NOTES

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
	VASO		VITROCRISA		2.21
	CARTON		ENVASES Y EMPAQUES DE MEXICO		2.49
	ETIQUETA		LITOPLAS		2.16
	TAPA		ALUCAPS MEXICANA		3.49
	BOTE		INDUSTRIA METALICA DEL ENVASE		10.81
	FRASCO		VIDRIERA QUERETARO		10.91
	PLASTICOS		LITOPLAS		0.53
	TETRAPAK		TETRAPAK		0.40
	PELICULAS		PRORUSA		0.07
	CAJILLA		PAESANO PRINTING		0.40
	ACEITE DE SOYA		ACEITES CARGILL		9.39
	VIDRIERA GUDALAJARA, S.A. DE				
	VIDRIERA MEXICALI, S.A. DE C.				
	J. PARRA E HIJOS, S.A. DE C.				
	PRODUCTOS PICANTES DE BAJA CA				
	SALAS LIGA CONCEPCION				

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS	14,773	854,403	14,452	2,137,768		HERDEZ	CIFRA WALL MART
JUGOS FRUTAS Y POST	3,593	233,936	3,909	472,230		DOÑA MARIA	COMERCIAL MEXICAN/
VEGETALES	2,654	261,804	3,048	515,527		MCCORMICK	GIGANTE
MARISCOS Y CARNES	1,891	236,074	1,764	440,782		HORMEL	SORIANA
VARIOS	300	26,236	377	96,737		YAVAROS	ISSSTE
						BUFALO	
TOTAL		1,612,453		3,663,044			

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS			1,687	172,207	USA	HERDEZ	
JUGOS FRUTAS Y POST			128	12,517	CENTROAMERICA	DOÑA MARIA	
VEGETALES			584	42,882	SUDAMERICA	BUFALO	
MARISCOS Y CARNES			276	27,355	EUROPA		
VARIOS			7	855			
TOTAL				255,816			

NOTES

STOCK EXCHANGE COI HERDEZ QUARTER: 4 YEAR: 2001

GRUPO HERDEZ, S.A. DE C.V.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000** 241,312,699

Number of shares Outstanding at the Date of the NFEA: 424,471,000

(Units)

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
2DO	B	424,471,000.00	15/02/2001	50,000,000.00
2DO	B	423,836,200.00	31/05/2001	90,000,000.00

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEA

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
2DO	B	424,371,000.00	27/04/2001	69,932,000.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 30 OF SEPTIEMBRE OF 2001 338,068,050

Number of shares Outstanding at the Date of the NFEA: 423,537,500

(Units)

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2000**	
Number of shares Outstanding at the Date of the NFEA :	0
(Units)	0

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE CO[illegible] HERDEZ QUARTER: 4 YEAR: 2001

RAZON SOCIAL: **GRUPO HERDEZ, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF:

Number of Shares Outstanding at the Date of the NFEAR:
(Units)

ARE FIGURES FISCALLY AUDITED? ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:
+ DEDUCTED WORKER'S PROFIT SHA
- DETERMINED INCOME TAX:
- NON-DEDUCTABLES

- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:
DETERMINATED RFE OF THE FISCAL YEAR
- INCOME TAX (DEFERED ISR):
* FACTOR TO DETERMINE THE NFEAR:
NFER FROM THE PERIOD

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF ENERO OF

Number of shares Outstanding at the Date of the NFEAR
(Units)

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF:

Number of shares Outstanding at the Date of the NFEAR
(Units)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR **2001**

JUDGED INFORMATION

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	43,200,000	379,355,963	278,091,872	144,464,091	43,227	379,598
TOTAL			**43,200,000**	**379,355,963**	**278,091,872**	**144,464,091**	**43,227**	**379,598**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
422,555,963
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
B	9,444,037	3.14839	3.20000

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ   **FECHA:** 10/12/200: 08:18

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO HERDEZ, S.A. DE C.V.
DO MICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	201-56-55
FAX:	5-201-57-99
AUTOMATICO:	X
E-MAIL:	
DIRECCION DE INTERNET	www.grupoherdez.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GHE910910H19
DOMICILIO	CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA:	ARGENTINA PONIENTE
C. POSTAL:	11230
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	C.P. JOSE GUADALUPE VEGA ELIAS
DOMICILIO:	CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA:	ARGENTINA PONIENTE
C. POSTAL:	11230
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5-576-31-00 EXT. 1200
FAX:	55-76-25-24
E-MAIL:	jvega@herdez.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE Y DIRECTOR GENERAL
NOMBRE:	LIC. ENRIQUE HERNÁNDEZ PONS-TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-49
FAX:	5-201-57-99
E-MAIL:	ehpt@herdez.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	PRESIDENTE Y DIRECTOR GENERAL
NOMBRE:	LIC. ENRIQUE HERNÁNDEZ - PONS TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ FECHA: 10/12/200: 08:18

TELEFONO:	5-201-57-48, 49, 40, 41
FAX:	5-201-57-99
E-MAIL:	ehpt@herdez.com.mx, hhpt@herdez.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. PABLO LEZAMA VÉLEZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-23
FAX:	5-201-57-98
E-MAIL:	plv@herdez.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE:	C.P. ERNESTO RAMOS ORTIZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-21
FAX:	5-201-57-97
E-MAIL:	eramos@herdez.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. PABLO LEZAMA VÉLEZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-23
FAX:	5-201-57-98
E-MAIL:	plv@herdez.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE:	LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-40 Y 52-01-57-41
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE:	LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO:	MONTE PELVOUX # 215

CLAVE DE COTIZACION: HERDEZ **FECHA:** 10/12/200: 08:18

COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-40 Y 52-01-57-41
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	COORDINADORA CON RELACIÓN A INVERSIONISTAS
NOMBRE:	LIC. ADRIANA LEGORRETA GUTIÉRREZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-56-02 Y 52-01-56-03
FAX:	5-201-56-46 Y 52-01-57-93
E-MAIL:	alegorreta@herdez.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE:	C.P. ERNESTO RAMOS ORTIZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-21
FAX:	5-201-57-97
E-MAIL:	eramos@herdez.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE:	LIC. HECTOR HERNÁNDEZ PONS-TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-49
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

CLAVE DE COTIZACION: HERDEZ **FECHA : 10/12/2002** 08:18
GRUPO HERDEZ, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

SERIE **TODAS**

CARGO **PRESIDENTE**

VIGENCIA DEL : 19/03/2002 AL : 19/03/2003
NOMBRE : LIC. ENRIQUE HERNÁNDEZ PONS - TORRRES

CARGO **VICEPRESIDENTE**

VIGENCIA DEL : 19/03/2002 AL : 19/03/2003
NOMBRE : LIC. HÉCTOR HERNÁNDEZ PONS TORRES

CARGO **TESORERO**

VIGENCIA DEL : 19/03/2002 AL : 19/03/2003
NOMBRE : LIC. ENRIQUE HERNANDEZ PONS TORRES

CARGO **CONSEJERO(S) HONORARIO(S)**

VIGENCIA DEL : 19/03/2002 AL : 19/03/2003
NOMBRE : SRA. OLYMPIA TORRES DE HERNÁNDEZ PONS

CARGO **CONSEJERO(S) PROPIETARIO(S)**

VIGENCIA DEL : 19/03/2002 AL : 19/03/2003
NOMBRE : SR. JOAO ALVES DE QUEIROZ FILHO

VIGENCIA DEL : 19/03/2002 AL : 19/03/2003
NOMBRE : LIC. CARLOS AUTREY MAZA

VIGENCIA DEL : 19/03/2002 AL : 19/03/2003
NOMBRE : LIC. ENRIQUE CASTILLO SÁNCHEZ MEJORADA

VIGENCIA DEL : 19/03/2002 AL : 19/03/2003
NOMBRE : LIC. PEDRO G. GRACIA MEDRANO M.

VIGENCIA DEL : 19/03/2002 AL : 19/03/2003
NOMBRE : C.P. ESTEBAN MALPICA FOMPEROSA

VIGENCIA DEL : 19/03/2002 AL : 19/03/2003
NOMBRE : LIC. JUAN MIJARES DÁVALOS

VIGENCIA DEL : 19/03/2002 AL : 19/03/2003
NOMBRE : C.P. LUIS NIETO MARTÍNEZ

VIGENCIA DEL : 19/03/2002 AL : 19/03/2003
NOMBRE : C.P. ERNESTO RAMOS ORTIZ

CARGO **COMISARIO(S) PROPIETARIO(S)**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ **FECHA : 10/12/2002** 08:18
GRUPO HERDEZ, S.A. DE C.V.

CONSEJO DE ADMINISTRACION
VIGENCIA DEL : 19/03/2002 AL : 19/03/2003
NOMBRE : C.P. ANTONIO DAMIÁN BASURTO

CARGO **COMISARIO(S) SUPLENTE(S)**

VIGENCIA DEL : 13/04/2000 AL : 19/03/2002
NOMBRE : C.P. FRANCISCO J. SONI OCAMPO

CARGO **SECRETARIO PROPIETARIO**

VIGENCIA DEL : 19/03/2002 AL : 19/03/2003
NOMBRE : LIC. HÉCTOR HERNÁNDEZ PONS TORRES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: YEAR:

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

CLAVE DE COTIZACIÓN: HERDEZ

SITUACIÓN FINANCIERA POR SEGMENTOS DE NEGOCIO COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001

TRIMESTRE: 4 AÑO 2001

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act.	Año Ant.	Año Act.	Año	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
s01	ACTIVO TOTAL	3,848	3,870	0	0	3,848	3,870	0	0	0	0	0	0
s02	ACTIVO CIRCULANTE	1,951	1,974	0	0	1,951	1,974	0	0	0	0	0	0
s03	LARGO PLAZO	125	138	0	0	125	138	0	0	0	0	0	0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	125	138	0	0	125	138	0	0	0	0	0	0
s05	OTRAS INVERSIONES	0	0	0	0	0	0	0	0	0	0	0	0
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	1,664	1,661	0	0	1,664	1,661	0	0	0	0	0	0
s07	INMUEBLES, PLANTA Y EQUIPO	2,509	2,428	0	0	2,509	2,428	0	0	0	0	0	0
s08	DEPRECIACION ACUMULADA	845	767	0	0	845	767	0	0	0	0	0	0
s09	ACTIVO DIFERIDO (NETO)	108	96	0	0	108	96	0	0	0	0	0	0
s10	PASIVO TOTAL	1,950	1,922	0	0	1,950	1,922	0	0	0	0	0	0
s11	PASIVO CIRCULANTE	899	765	0	0	899	765	0	0	0	0	0	0
s12	PASIVO A LARGO PLAZO	629	730	0	0	629	730	0	0	0	0	0	0
s13	CREDITOS DIFERIDOS	422	426	0	0	422	426	0	0	0	0	0	0
s14	CAPITAL CONTABLE CONSOLIDADO	1,898	1,948	0	0	1,898	1,948	0	0	0	0	0	0
s15	CAPITAL CONTABLE MAYORITARIO	1,507	1,523	0	0	1,507	1,523	0	0	0	0	0	0
s16	CAPITAL CONTRIBUIDO	909	911	0	0	909	911	0	0	0	0	0	0
s17	CAPITAL GANADO (PERDIDO)	598	612	0	0	598	612	0	0	0	0	0	0
s18	FLUJO NETO DE EFECTIVO	-79	77	0	0	-79	77	0	0	0	0	0	0

SECTOR 1: ALIMENTOS
SECTOR 2:
SECTOR 3:

CLAVE DE COTIZACIÓN: HERDEZ

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001

TRIMESTRE: 4 AÑO 2001

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act	Año Ant.	Año Act.	Año	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
r01	VENTAS NETAS	3,919	4,079	0	0	3,919	4,079	0	0	0	0	0	0
r02	INGRESOS EXTERNOS	256	210	0	0	256	210	0	0	0	0	0	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	0	0	0	0	0	0	0	0	0	0
r04	RESULTADO BRUTO	1,720	1,795	0	0	1,720	1,795	0	0	0	0	0	0
r05	GASTOS DE OPERACION	1,290	1,243	0	0	1,290	1,243	0	0	0	0	0	0
r06	RESULTADO DE OPERACION	430	552	0	0	430	552	0	0	0	0	0	0
r07	COSTO INTEGRAL DE FINANCIAMIENTO	76	105	0	0	76	105	0	0	0	0	0	0
r08	INTERESES PAGADOS	142	160	0	0	142	160	0	0	0	0	0	0
r09	INTERESES GANADOS	25	12	0	0	25	12	0	0	0	0	0	0
r10	RESULTADO POR POSICION MONETARIA	-21	-47	0	0	-21	-47	0	0	0	0	0	0
r11	OTRAS OPERACIONES FINANCIERAS	-29	-23	0	0	-29	-23	0	0	0	0	0	0
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	382	469	0	0	382	469	0	0	0	0	0	0
r13	PROVISION PARA IMPUESTOS Y P.T.U.	143	168	0	0	143	168	0	0	0	0	0	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	239	301	0	0	239	301	0	0	0	0	0	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	4	-3	0	0	4	-3	0	0	0	0	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	243	298	0	0	243	298	0	0	0	0	0	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	243	298	0	0	243	298	0	0	0	0	0	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0	0	0	0	0	0	0	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	243	298	0	0	243	298	0	0	0	0	0	0
r22	PARTICIPACION MINORITARIA	112	118	0	0	112	118	0	0	0	0	0	0
r23	RESULTADO NETO MAYORITARIO	131	180	0	0	131	180	0	0	0	0	0	0

SECTOR 1: ALIMENTOS
SECTOR 2: ____
SECTOR 3: ____

CLAVE DE COTIZACIÓN: HERDEZ

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS GEOGRAFICOS COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001 TRIMESTRE: **4** AÑO: **2001**
(Millones de Pesos)
Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		PAIS 1		PAIS 2		PAIS 3		OTROS	
		Año Act.	**Año Ant.**	Año Act.	Año Ant.	Año Act.	**Año Ant.**	Año Act.	Año Ant.	**Año Act.**	**Año Ant.**	Año Act.	**Año Ant.**
s01	ACTIVO TOTAL	3,848	3,870	0	0	3,848	3,870	0	0	0	0	0	0
s02	ACTIVO CIRCULANTE	1,951	1,974	0	0	1,951	1,974	0	0	0	0	0	0
s03	LARGO PLAZO	125	138	0	0	125	138	0	0	0	0	0	0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	125	138	0	0	125	138	0	0	0	0	0	0
s05	OTRAS INVERSIONES	0	0	0	0	0	0	0	0	0	0	0	0
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	1,664	1,661	0	0	1,664	1,661	0	0	0	0	0	0
s07	INMUEBLES, PLANTA Y EQUIPO	2,509	2,428	0	0	2,509	2,428	0	0	0	0	0	0
s08	DEPRECIACION ACUMULADA	845	767	0	0	845	767	0	0	0	0	0	0
s09	ACTIVO DIFERIDO (NETO)	108	96	0	0	108	96	0	0	0	0	0	0
s10	PASIVO TOTAL	1,950	1,922	0	0	1,950	1,922	0	0	0	0	0	0
s11	PASIVO CIRCULANTE	899	765	0	0	899	765	0	0	0	0	0	0
s12	PASIVO A LARGO PLAZO	629	730	0	0	629	730	0	0	0	0	0	0
s13	CREDITOS DIFERIDOS	422	426	0	0	422	426	0	0	0	0	0	0
s14	CAPITAL CONTABLE CONSOLIDADO	1,898	1,948	0	0	1,898	1,948	0	0	0	0	0	0
s15	CAPITAL CONTABLE MAYORITARIO	1,507	1,523	0	0	1,507	1,523	0	0	0	0	0	0
s16	CAPITAL CONTRIBUIDO	909	911	0	0	909	911	0	0	0	0	0	0
s17	CAPITAL GANADO (PERDIDO)	598	612	0	0	598	612	0	0	0	0	0	0
s18	FLUJO NETO DE EFECTIVO	-79	77	0	0	-79	77	0	0	0	0	0	0

PAIS 1: MEXICO
PAIS 2:
PAIS 3:

CLAVE DE COTIZACIÓNHERDEZ

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS GEOGRAFICOS COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001 TRIMESTRE: **4** AÑO: **2001**

(Millones de Pesos) Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		PAIS 1		PAIS 2		PAIS 3		OTROS	
		Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
r01	VENTAS NETAS	3,919	4,079	0	0	3,919	4,079	0	0	0	0	0	0
r02	INGRESOS EXTERNOS	256	210	0	0	256	210	0	0	0	0	0	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	0	0	0	0	0	0	0	0	0	0
r04	RESULTADO BRUTO	1,720	1,795	0	0	1,720	1,795	0	0	0	0	0	0
r05	GASTOS DE OPERACION	1,290	1,243	0	0	1,290	1,243	0	0	0	0	0	0
r06	RESULTADO DE OPERACION	430	552	0	0	430	552	0	0	0	0	0	0
r07	COSTO INTEGRAL DE FINANCIAMIENTO	76	105	0	0	76	105	0	0	0	0	0	0
r08	INTERESES PAGADOS	142	160	0	0	142	160	0	0	0	0	0	0
r09	INTERESES GANADOS	25	12	0	0	25	12	0	0	0	0	0	0
r10	RESULTADO POR POSICION MONETARIA	-21	-47	0	0	-21	-47	0	0	0	0	0	0
r11	OTRAS OPERACIONES FINANCIERAS	-29	-23	0	0	-29	-23	0	0	0	0	0	0
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	382	469	0	0	382	469	0	0	0	0	0	0
r13	PROVISION PARA IMPUESTOS Y P.T.U.	143	168	0	0	143	168	0	0	0	0	0	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	239	301	0	0	239	301	0	0	0	0	0	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	4	-3	0	0	4	-3	0	0	0	0	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	243	298	0	0	243	298	0	0	0	0	0	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	243	298	0	0	243	298	0	0	0	0	0	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0	0	0	0	0	0	0	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	243	298	0	0	243	298	0	0	0	0	0	0
r22	PARTICIPACION MINORITARIA	112	118	0	0	112	118	0	0	0	0	0	0
r23	RESULTADO NETO MAYORITARIO	131	180	0	0	131	180	0	0	0	0	0	0

PAIS 1: MEXICO
PAIS 2:
PAIS 3:

Summary Translation of Notice of General Annual Ordinary Meeting of the Shareholders of Grupo Herdez, S.A. de C.V., held on April 26, 2001.

CALL

Shareholders of Grupo Herdez, S.A. de C.V. are called to hold a General Annual Ordinary Meeting of Shareholders to take place on April 26, 2001 according to the following:

AGENDA

I. Discussion, approval and, if applicable, modification of the report from the Board of Directors for the fiscal year ended December 31, 2000, in accordance with the General Commercial and Corporate Law.

II. Discussion and approval, if applicable, of the proposal for allocation of the results for the fiscal year ended December 31, 2000.

III. Appointment or ratification, as the case may be, of the members of the Board of Directors and Statutory Auditor of the company, and determination of their fees.

IV. Appointment or ratification, as the case may be, of the Executive Committee of the Board of Directors.

V. General matters.

Mexico, Federal District, April 1[illegible], [illegible].

Minute of the Grupo Herdez, S.A. de C.V. General Ordinary Shareholders' Meeting held in the social domicile in Mexico City at 5:00 pm on April 26, 2001.

Mr. Enrique Hernández-Pons Torres as Chairman of the Board presided over the meeting, Mr. Héctor Hernández-Pons Torres as Secretary and member of the Board, in presence of Mr. Antonio Damián Basurto, Commissary of the Society.

The chairman and the members of the Board appointed Messrs. Pablo Lezama Vélez and Luis Nieto Martínez as scrutinizers.

After examining the number of shares, being present 406'165,009 (Four hundred six million one hundred sixty five thousand and nine) shares of the 424'371,000 (four hundred twenty four million three hundred seventy one thousand) shares, the 95.70% (ninety five point seventy one percent) of the total, the President declared the meeting legally established.

ORDER OF THE DAY

1. Presentation, approval and in its case, modification of the report of the Board of Directors, as required by article 172 of the Mexican General Law of Corporations, including the audited financial statements for the year ended December 31, 2000 and the related Commissary's report.
2. Study and in its case, approval of the project of application of the results for the year ended December 31, 2000.
3. Appointment or ratification, in case, of the members of the Board of Directors and Commissary, and determination of their fees.
4. Appointment or ratification of the members, in case, of the Executive Committee of the Board of Directors.
5. Other issues.

Once approved the order of the day, the Board proceeded with the following:

RESOLUTION

FIRST.- The Chairman, in representation of the Board of Directors read the report of activities and results of the period January 1 to December 31, 2000, including the reports of the following companies: Herdez, S.A. de C.V.; Grupo Búfalo, S.A. de C.V.; Almacenadora Herpons, S.A. de C.V.; Hormel Alimentos, S.A. de C.V.; McCormick de México, S.A. de C.V.; Yavaros Industrial, S.A. de C.V.; Miel Carlota, S.A. de C.V. ; Alimentos Deshidratados del Bahío, S.A. de C.V.; Hersea, S.A. de C.V.; Sociedad de Desarrollo Agrícola, S.A. de C.V. y Champiñones Los Altos, S. De R.L. de C.V.

The Commissary read his report.

The shareholders unanimously took the following:

RESOLUTION No. 1
All the above reports, including the Companies' reports were presented and approved.

SECOND.- The Chairman submitted the project of accumulated profits during the period from January 1 to December 31, 2000

PROFIT AND LOSS STATEMENT.

	Pesos
Operating profit	167'574,124.87
Income tax	- 5'132,299.01
Net profit	172'706,423.88
Legal reserve	8'635,321.19
Profit after legal reserve:	**164'071,102.69**

The Chairman asked the shareholders the payment of a dividend for the amount of $70'021,215.00 (Seventy million twenty one thousand two hundred and fifty pesos) at $0.165 cents for each share paid in the Treasury of the Corporation payable , according to the number of shares each shareholder holds.

The shareholders unanimously took the following:

RESOLUTION No. 2
Approved the results for the accounting period from January 1 to December 31, 2000.

RESOLUTION No. 3
It's decreed the payment of a dividend of 70'021,215.00 (seventy million twenty one thousand two hundred and fifty pesos) at $0.165 each share, which will be paid by the Treasury of the Corporation, in exchange of coupon number three, series B, according to the number of shares each shareholder holds.

THIRD.- Mr. Héctor Hernández-Pons Torres informed that after Mr. Enrique Hernández-Pons death , the members of the Board appointed Mr. Enrique Hernández-Pons Torres as the new President :

BOARD OF DIRECTORS

Enrique Hernández-Pons Torres	Chairman of the Board and General Director
Héctor Hernández-Pons Torres	Executive Vice President, General Director and Secretary
Olympia Torres de Hernández-Pons	Advisor
Carlos Autrey Maza	Advisor
Enrique Castillo Sánchez Mejorada	Advisor
Juan G. Mijaress Dávalos	Advisor
Luis Nieto Martínez	Advisor
Joào Alves de Queiroz Filho.	Advisor
Ernesto Ramos Ortíz	Advisor and Treasurer
Esteban Malpica Fomperosa	Advisor
Pedro G. Gracia Medrano Murrieta	Advisor
Alejandro Martínez Gallardo	Advisor
Antonio Damián Basurto	Propietor Commissary
Francisco Javier Soni	Substitute Commissary

The Shareholders unanimously took the following:

RESOLUTION No. 4
It is approved the above mentioned members of the Board.

RESOLUTION No. 5
Mr. Eduardo R. Bours Castello ended his apointment as member of the Board, releasing him of every responsibility in the future.

In consequence, the guarantee is to be returned to Mr. Eduardo R. Bours Castelo.

Messrs. Joào Alves de Queiroz Filho and Alejandro Martínez Gallardo accepted all his appointments and deposited his guarantees in the Treasury, according to the Mercantile Associations General Law and the by-laws.

The rest of the members accepted their appointments.

Regarding the fees, the Shareholders took the following:

RESOLUTION NO. 6
A $50.00 gold will be paid as a net amount for each Board of Director's meeting attended.

FOURTH. The Chairman express the convenience of re-electing the Members of the Executive Committee.

The Shareholders unanimously took the following:

RESOLUTION NO. 7
Approved the re-election of the Members of the Executive Committee as follows:

EXECUTIVE COMMITTEE

Enrique Hernández-Pons Torres
Héctor Hernández-Pons Torres
Martín Ernesto Ramos Ortíz
Alejandro Martínez Gallardo
Pedro G. Gracia Medrano Murrieta

FIFTH.- Mr. Héctor Hernández-Pons Torres mentioned that it is necessary to appoint the person responsible to manage the reserve.
The empowered will have the faculty of replacing this mandate, the power of appointments and power of attorney . Will also have the faculty to revoke.

RESOLUTION No.7.
Mr. Héctor Hernández-Pons Torres and/or Miss Maria del Carmen Struck Cano and/or Edna Vargas Díaz are appointed to accomplish the resolutions taken in the meeting, and certify the present Minute of the Meeting before a Notary Public.

Will no other issues to address, the Chairman called for a recess to prepare and read the present minute, concluding the meeting and signing it for constancy.

ENRIQUE HERNÁNDEZ-PONS TORRES
Chairman

HÉCTOR HERNÁNDEZ-PONS TORRES
Secretary

ANTONIO DAMIAN BASURTO.
Commissary

NOTICE

SHAREHOLDERS

We place before the shareholders the present notice, that during the General Ordinary Shareholders Annual Meeting held on April 26, 2001 the following resolution was taken:

Declared dividend of $0.165 Mexican pesos (sixteen and a half Mexican cents) for each share, which will be paid by the Treasury of the Corporation on July 2nd, 2001, in one exhibit according to the percentage of shares each shareholder holds and on delivery coupon Nbr. 4, of series B, without deduction of the tax.

Dividends will be paid in the Treasury of the Corporation, addressed in Monte Pelvoux 215, Lomas de Chapultepec. Mexico, D.F., 11000.

Mexico, D.F., July 6th, 2001-07-24

HECTOR HERNÁNDEZ-PONS TORRES
Secretary of the Board

03 JAN 28 AM 7:21

GRUPO
HERDEZ

For information contact:
Adriana Legorreta
Investor Relations
Tel. 5201-56-02/03 Fax. 5201-56-46
E-mail: alegorreta@herdez.com.mx

GRUPO HERDEZ, S.A. DE C.V. REPORTS RESULTS FOR THE 4TH QUARTER OF 2000

Mexico, D.F., February 26th, 2001. Grupo Herdez, S.A. de C.V. (OTC:GUZBY), leading company in the food sector, reports results corresponding to the 4th quarter of 2000.

Amounts in thousands of constant pesos as of December 31st. 2000, except where otherwise indicated.

Relevant Data
• Increase of 12% in **operating income** in the year 2000 vs. 1999.
• Continuation of the uptrending pattern in **operating margin and operating cash flow margin**, totaling 13.5% and 15.8% respectively, in the year 2000.
• **Exports** rose by 5.5% in volume terms and 4.6% in dollar terms. The 4Q00 vs. 4Q99 reflected an important increase of 23% in terms of boxes sold.

Revenues

Revenues in the year 2000 rose by 2.4% in volume, while dropping by 0.9% in value in respect to 1999.

In the year 2000, the recovery in real salaries and greater access to credit led to the satisfaction of previously postponed consumers' needs (i.e. durable goods and clothing), with the tendency continuing towards the consumption of lower-priced food products.

The competition's search for more market share and customers resulted in aggressive promotions and discounts, accordingly matched and maintained by Grupo Herdez during 2000, in addition to a drop in prices implemented for some of our leading products.

The aforementioned explains the behavior of revenues in terms of value and volume.

Revenues for the 4Q00 vs. 4Q99, showed declines in value as well as volume due to the fact that in the 4Q99, several of our clients made extraordinary purchases, which were not repeated in the 4Q00.

Exports

In terms of boxes, exports increased by a substantial 23%, based on a comparison of 4Q00 vs. 4Q99, and 5.5% for the year 2000 vs. 1999. In value terms, exports in the 4Q00 rose by 10% versus 4Q99. In dollar terns, exports increased by 12%, principally reflecting a sales increase in McCormick products in the US.

SALES IN VOLUME TERMS (thousands of boxes)										
	ACCUMULATED					QUARTERLY				
	2000	%	1999	%	%gwth	4Q00	%	4Q99	%	%gwth
Sauces & dressings	13,884	55	13,481	55	2.99	4,403	57	4,439	57	-0.81
Juices, fruits & desserts	4,248	17	4,049	16	4.91	1,229	16	1,086	14	13.17
Vegetables	3,264	13	3,136	13	4.08	1,138	15	1,027	13	10.81
Meats & seafood	1,655	7	1,565	6	5.75	451	6	548	7	-17.70
Other	245	1	572	2	-57.17	72	1	357	5	-79.83
Exports	1,926	8	1,825	7	5.53	473	6	384	5	23.18
Total	25,222	100	24,628	100	2.41	7,766	100	7,841	100	-0.96

SALES IN VALUE TERMS (Thousands of pesos as of December 31st, 2000)										
	ACCUMULATED					QUARTERLY				
	2000	%	1999	%	%gwth	4Q00	%	4Q99	%	%gwth
Sauces & dressings	2,062,798	53	2,093,245	53	-1.45	632,267	51	707,915	54	-10.69
Juices, fruits & desserts	561,511	14	523,305	13	7.30	206,427	17	155,525	12	32.73
Vegetables	560,785	14	524,717	13	6.87	203,787	16	172,012	13	18.47
Meats & seafood	458,359	12	521,650	13	-12.13	124,734	10	199,450	15	-37.46
Other	61,693	2	75,325	2	-18.10	26,439	2	39,911	3	-33.76
Exports	201,599	5	203,390	5	-0.88	45,434	4	41,224	3	10.21
Total	3,906,745	100	3,941,632	100	-0.89	1,239,088	100	1,316,037	100	-5.85

Gross Profit

Increased efficiency at our plants resulted in costs reductions for the quarter, as well as for the year 2000 of 11.3% and 8.8% respectively, increasing gross profit by 11.37% in the year 2000 vs. 1999.

Operating Expenses

In 2000, operating expenses increased by 11%, due mainly to the increase in promotional and publicity costs which had to be implemented during the year to offset the competition's moves, and deal with the sector's conditions as described in the revenues section. Shipping costs were also a factor as our shipping fees rose.

Operating Income

Operating income rose 12% in 2000, reflecting an 8.8% reduction in the cost of sales. These savings resulted from the consolidation of the investments made, intended to obtain production efficiencies required for the reduction of our costs, and compensate for the increase of our operating costs.

CIF

Financing costs increased by 54%, despite a reduction in net interest, which did not compensate for a smaller monetary effect gain and an exchange loss recorded in 2000, compared with an exchange gain reported in 1999.

INTEGRAL COST OF FINANCING	2000	1999
Interest paid	153,704	181,239
Interest earned	11,032	20,128
Exchange Loss (gain)	2,968	-15,946
Monetary Effect (REPOMO)	-44,714	-79,690
Total	100,926	65,475

Operating Cash Flow

Operating income plus depreciation and amortization increased by 11.6% in 2000 compared to 1999, reflecting an operating cash flow margin of 15.8%, higher by 1.8 percentage points from the levels reported in 1999.

OPERATING CASH FLOW	2000	1999
Depreciation	76,667	69,344
Amortization	12,021	12,022
Operating income	528,551	471,524
Operating cash flow	617,239	552,890

Bank Debt

Bank debt totaled $1,068 million pesos in 2000, 4% over levels reported in 1999. During the year, a portion of the short-term debt was restructured as long-term, resulting in a split of 65% long-term and 35% short-term. In 2000, we amortized part of the dollar denominated debt ending with a proportion of 55% of the total debt, compared to 69% in 1999.

	2000	%	1999	%
Short-term	368,485	34.50	456,227	44.55
Dollars	143,988	13.48	158,531	15.48
Pesos	224,497	21.02	297,696	29.07
Long-term	699,496	65.50	567,872	55.45
Dollars	441,896	41.38	553,707	54.07
Pesos	257,600	24.12	14,165	1.38
Total Interest bearing debt	1,067,981	100.00	1,024,099	100.00

Net Income

Net income declined 1.75% in respect to 1999, due to the implementation of Bulletin D-4 that recognizes deferred taxes and is mandatory starting in the year 2000.

Investments

In 2000 we implemented a program to consolidate our investments for which purpose we invested approximately $22 million dollars. This program's goals were to increase efficiency of our production processes and continue reducing our costs. Some of these investments consisted in: automation of production lines and increase production capacity of mayonnaise at the Mexico City plant, modernization of the tuna production lines and the remodeling of the tuna fishing vessels Arkos I and II at the Chiapas plant; the purchase of equipment for the aseptic packaging of tomato paste at the Yavaros Plant; the opening of the Carlota Plant in Veracruz, replacing the Plant in Cuernavaca; began production of chicken bouillon at the San Luis Potosí Plant; and the streamlining and actualization of computer systems.

GRUPO HERDEZ, S.A. DE C.V.
Consolidated Results
Thousands of pesos as of December 31, 2000

	QUATERLY					ACCUMULATED				
	4Q00	%	4Q99	%	% Var.	2000	%	1999	%	% Var.
Revenues	1,239,088	100.0	1,316,036	100.0	-5.85	3,906,745	100.0	3,941,632	100.0	-0.89
Cost of sales	646,622	52.2	729,363	55.4	-11.34	2,187,138	56.0	2,397,533	60.8	-8.78
Gross profit	592,466	47.8	586,673	44.6	0.99	1,719,607	44.0	1,544,099	39.2	11.37
Operating expenses	389,069	31.4	365,167	27.7	6.55	1,191,056	30.5	1,072,575	27.2	11.05
Operating income	203,397	16.4	221,506	16.8	-8.18	528,551	13.5	471,524	12.0	12.09
EBITDA	223,941	18.1	235,209	17.9	-4.79	617,239	15.8	552,890	14.0	11.64
Financing costs	42,076	3.4	12,597	1.0	234.02	100,926	2.6	65,475	1.7	54.14
Other expenses (income)	-13,025	-1.1	-4,891	-0.4	166.31	-21,585	-0.6	-11,234	-0.3	92.14
Income before ISR & PTU	174,346	14.1	213,800	16.2	-18.45	449,210	11.5	417,283	10.6	7.65
ISR & PTU	60,607	4.9	60,029	4.6	0.96	160,637	4.1	114,993	2.9	39.69
Part. In subsidiaries	-374	0.0	-8,640	-0.7	-95.67	-3,349	-0.1	-7,188	-0.2	-53.41
Consolidated net income	113,365	9.1	145,131	11.0	-21.89	285,224	7.3	295,102	7.5	-3.35
Minority interest	52,461	4.2	49,811	3.8	5.32	112,518	2.9	119,321	3.0	-5.70
Net income	60,694	4.9	95,320	7.2	-36.33	172,706	4.4	175,781	4.5	-1.75

GRUPO HERDEZ, S.A. DE C.V.
Consolidated Balance Sheet
Thousands of pesos as of December 31st, 2000

	2000	1999	% Var.
Current Assets	1,890,942	1,952,589	-3.16
Total Assets	3,706,703	3,597,841	3.03
Current Liabilities	758,514	820,804	-7.59
Total Liabilities	1,840,564	1,410,541	30.49
Total Stockholders' Equity	1,866,139	2,187,278	-14.68

GRUPO HERDEZ.

FEBRUARY 26TH, 2001.

REPORT TO THE BOARD OF DIRECTORS

DISTINGUISHED MEMBERS OF THE BOARD:

2000 COULD BE CONSIDERED A SATISFACTORY YEAR IN TERMS OF MEXICO'S ECONOMIC PERFORMANCE. GDP GROWTH OF 6.9% WAS THE HIGHEST RECORDED IN THE LAST FEW YEARS, WHILE INFLATION WAS SUCCESSFULLY CONTROLLED REMAINING AT 8.9%.

MEXICO'S ECONOMIC GROWTH ALSO ALLOWED FOR THE CREATION OF MORE JOBS, WHICH GENERALLY BENEFITED THE COUNTRY, HOWEVER, THE CONSUMERS' PURCHASING POWER DID NOT INCREASE IN A MEANINGFUL WAY AND AS A RESULT, PRICE WAS A KEY FACTOR IN THE PURCHASING DECISION.

IN THE YEAR 2000, GRUPO HERDEZ GREW 2.4% IN UNIT TERMS. IN VALUE TERMS, THIS INCREASE WAS NOT REFLECTED DUE TO THE CONSIDERABLE PRESSURE ON SALE PRICES. FURTHERMORE, PRICES FOR SOME OF OUR LEADING PRODUCTS HAD TO BE REDUCED.

LIKEWISE AND SEEKING TO OFFSET THE COMPETITION'S STRONG ADVANCES, AS WELL AS, TO SLOW DOWN THE INTRODUCTION OF THEIR PRODUCTS, BEGINNING IN AUGUST, WE INCREASED OUR PROMOTIONAL EXPENSES BY 2 PERCENTAGE POINTS OVER THE AMOUNT SPENT IN THE PREVIOUS YEAR.

OUR EXPORTS GREW 6% IN UNIT TERMS AND 12% IN DOLLAR TERMS, REFLECTING THE IMPORTANCE OF THIS SECTOR IN OUR SEARCH FOR GLOBALIZATION, A FUNDAMENTAL FACTOR FOR GRUPO HERDEZ'S GROWTH. THE OPENING OF OUR OFFICES IN EUROPE REPRESENT A STEP IN THAT DIRECTION.

THE GRUPO'S RESULTS FOR THE YEAR 2000 WERE VERY SATISFACTORY AS, IN SPITE OF THE PROBLEMS PREVIOUSLY MENTIONED, WE WERE ABLE TO INCREASE OUR OPERATING MARGIN BY 12%. THIS INCREASE

WAS DUE PRINCIPALLY TO GREATER EFFICIENCIES OBTAINED AT OUR PLANTS WHICH, IN ADDITION TO MAINTAINING 100% OF HERDEZ QUALITY IN OUR PRODUCTS, ALLOWED US TO BE PRICE COMPETITIVE.

THE GRUPO'S CONSTANT EFFORTS IN SEARCH FOR HIGHER OPERATING PRODUCTIVITY RESULTED IN INCOME BEFORE TAXES OF $449 MILLION PESOS, FOR A 7.4% INCREASE VERSUS THE PREVIOUS YEAR.

NET INCOME OF $173 MILLION PESOS WAS SLIGHTLY BELOW 1999 LEVELS, REFLECTING THE INCOME TAX PROVISION AND THE EMPLOYEE PROFIT PARTICIPATION. THE TWO PROVISIONS COMBINED WERE HIGHER BY $45 MILLION PESOS COMPARED TO LAST YEAR'S, AS THE APPLICATION OF BULLETIN D-4 WAS MANDATORY BEGINNING IN THE YEAR 2000.

THE COMPANY'S FINANCIAL POSITION IS HEALTHY RESULTING FROM AN IMPROVED LEVERAGE AS INDICATED BY A 1:1 DEBT TO CAPITAL RATIO, ACHIEVED IN SPITE OF THE $370 MILLION PESOS WE WERE REQUIRED TO RECORD AS DEFERRED TAXES, WHICH INCREASED LIABILITIES AND REDUCED CAPITAL.

OUR INTEREST BEARING DEBT REMAINED STABLE, WITH 67% OF THE TOTAL DENOMINATED IN FOREIGN CURRENCY AND 33% IN LOCAL CURRENCY, A MIX CONSIDERED HEALTHY AND ADEQUATE. MOREOVER, WE MANAGED TO RESTRUCTURE OUR SHORT-TERM DEBT INTO LONG-TERM ENDING WITH A PROPORTION OF 35% - 65% RESPECTIVELY.

WE WILL CONTINUE TO PURSUE OUR GROWTH AND CONSOLIDATION PLANS IN ORDER TO OBTAIN THE BENEFITS FROM THE SUBSTANTIAL INVESTMENTS MADE IN THE PREVIOUS YEARS.

THIS YEAR, AMONG OTHER PROJECTS, THE THIRD TUNA FISHING VESSEL "ARKOS I" WILL BEGIN OPERATIONS, THE AUTOMATION OF THE McCORMICK PLANT IN MEXICO CITY WILL BE IMPLEMENTED, WHILE THE "CARLOTA" HONEY PLANT IN THE CITY OF VERACRUZ AND THE "SOLO" CHICKEN BOUILLON PLANT IN THE CITY OF SAN LUIS POTOSÍ WILL BECOME FULLY OPERATIONAL.

WE WILL CONTINUE OUR EFFORTS TO OBTAIN THE ISO 9000 CERTIFICATION FOR ALL OUR PLANTS AND DISTRIBUTION CENTERS. CURRENTLY, WE HAVE ALREADY ACHIEVED THE CERTIFICATION FOR THREE OF OUR PLANTS, TWO IN SAN LUIS POTOSÍ, AND ONE IN ENSENADA, AS WELL AS THE DISTRIBUTION CENTER IN MEXICO CITY. WE BEGAN TO IMPLEMENT THE ECONOMIC VALUE ADDED SYSTEM WHICH WILL SERVE AS THE GRUPO'S GUIDING FORCE TOWARDS A NEW MANAGEMENT CULTURE.

WE MAINTAINED THE PROCESS OF CONSTANT QUALITY IMPROVEMENT PRIMARILY IN THE AREAS OF LOGISTICS, INVENTORY CONTROL, ACCOUNTS RECEIVABLE, AND PRODUCTION AND SALES MANAGEMENT,

WHERE GREATER COMPLEMENTATION WITH OUR SUPPLIERS' AND CUSTOMERS' SYSTEMS COULD BRING A REDUCTION TO OUR HIGH OPERATING COSTS. IN ADDITION, WE BEGUN THE CONSTRUCTION OF A RESEARCH AND DEVELOPMENT LABORATORY AND A TRAINING CENTER AT THE SITE OF WHAT WAS PREVIOUSLY MIEL CARLOTA'S PRODUCTION PLANT, IN THE CITY OF CUERNAVACA

SEEKING TO INTEGRATE THE SUPPLY CHAIN, ACHIEVE TOTAL AUTOMATION AND THE INTEGRATION OF ALL OUR SYSTEMS, WE ARE IN THE PROCESS OF INSTALLING AN "ERP".

IN THIS NEW XXI CENTURY, WE, AT "HERDEZ", MUST UPHOLD A GREAT SENSE OF RESPONSIBILITY AND COMMITMENT. IN THIS REGARD, I ASSUME MY RESPONSIBILITY TO CONTINUE FIGHTING DAY AFTER DAY WITH THE UNWAVERING PURPOSE OF BRINGING GROWTH AND SOLIDITY TO "GRUPO HERDEZ".

TODAY... TOMORROW AND ALWAYS, WITH ALL TRUST IS... HERDEZ.

ENRIQUE HERNANDEZ-PONS TORRES
President and Chairman of the Board

GRUPO HERDEZ.

Press Release

Volumen de Ventas · Volumen de Ventas
Utilidad de Operación · Utilidad de Operación
Resultado Neto Mayoritario · Resultado Neto Mayoritario


MAYONESA

For information contact:
Adriana Legorreta
Investor Relations
Tel. 5201-56-02/03 Fax. 5201-56-46
e-mail: alegorreta@herdez.com.mx

GRUPO HERDEZ, S.A. DE C.V. REPORTS RESULTS FOR THE FIRST QUARTER OF 2001

Mexico, D.F., May 2nd, 2001. Grupo Herdez, S.A. de C.V. (OTC:GUZBY), leading company in the food sector, reports results corresponding to the first quarter of 2001.

Amounts in thousands of constant pesos as of March 31st, 2001, except where otherwise indicated.

Relevant Data

- **Net revenues** increased13.4% in volume and 4.7% in value.
- Significant increase in **exports** of 57% in volume and 41% in value.
- Increase in **gross profit** of 6%.
- Higher **operating expenses** resulting in a decline in operating margin to 10%.

Revenues

For the 1Q01, net revenues increased 13.4% in volume compared with the same quarter in the previous year. With the exception of Varios, all the divisions reported increases with the most significant ones registered by Meats and Seafood, and Exports. Meats and Seafood sales rose reflecting increased purchases of tuna and sardines in the first quarter of the year, consistent with the observance of Lent and Holy Week, in conjunction with attractive pricing for these products.

In value terms, net revenues totaled $843,505, or 4.7% above the net sales for the 1Q00. During the first quarter of 2001, we continued to offer special promotions and discounts, resulting in a smaller in value terms versus the increase in units. Increases in value terms were reported by the Juices, Fruits and Desserts, and Meats and Seafood divisions, reflecting higher sales volume. The Sauces and Dressings division showed a decline resulting from a reduction in the price of mayonnaise implemented in September of 2000, which allowed us to maintain our market participation.

Exports

In the 1Q01, exports rose significatnly compared to the 1Q00 for an increase of 57.3% in volume and 40.5% in value.

The above was due to important sales increases for some of our McCormick products, as well as sauces, juices and sardines, mainly in the US.

SALES IN VOLUME TERMS (thousands of boxes)					
	1Q01	%	1Q00	%	% Growth
Sauces & dressings	2,923	49.5%	2,627	50.5%	11.3
Juices, fruits & desserts	1,010	17.1%	903	17.3%	11.9
Vegetables	689	11.7%	678	13.0%	1.6
Meats & seafood	573	9.7%	353	6.8%	62.4
Various	81	1.4%	247	4.7%	-67.2
Exports	626	10.6%	398	7.6%	57.3
Total	5,902	100.0%	5,206	100.0%	13.4

SALES IN VALUE TERMS (thousands of pesos as of March 31st, 2001)					
	1Q01	%	1Q00	%	% Growth
Sauces & dressings	413,331	49.0%	417,748	51.8%	-1.1
Juices, fruits & desserts	116,259	13.8%	112,496	14.0%	3.3
Vegetables	116,717	13.8%	118,858	14.7%	-1.8
Meats & seafood	123,192	14.6%	100,226	12.4%	22.9
Various	11,790	1.4%	12,351	1.5%	-4.5
Exports	62,215	7.4%	44,277	5.5%	40.5
Total	843,505	100.0%	805,956	100.0%	4.7

Gross profit

The cost of sales increased proportionally to the increase in sales, resulting in a gross profit as a percentage of sales (gross margin) of 41.6% in the 1Q01, similar to that reported in the 1Q00. In the first quarter of 2001 there were no significant price increases in the main raw materials utilized by the Company.

Operating Expenses

Our promotional and advertising expenses were maintained as a preventive measure against the entrance of new competition into some of our leading products' turf, resulting in an increase in operating expenses of 25% in the 1Q01, compared to the 1Q00. Furthermore, shipping costs continued high in the first quarter, same that now appear under control and, as a result, are not expected to impact the following quarters.

Operating Profit

The increase in operating expenses resulted in a decline in operating profits of 28% versus the 1Q00, pushing the operating margin to 10%, which compares negatively to the 1Q00. It should

be noted that the 1Q00 is a difficult base of comparison as this quarter showed an increase of 5.3 percentage points in the operating margin versus the 1Q99, for a margin of 14.6%. The rise in operating expenses observed in the 1Q01 reflects the implementation of the Company's strategic plan which calls for the improvement in productivity of its processes and the increase in profitability.

CIF

In contrast to the profit reported in this category in the 1Q00, the 1Q01 registered expenses of $10,731 resulting from higher interest paid due to the increase in debt from the acquisition of assets, as well as a significantly reduced contribution from the exchange and monetary effect partially compensated by higher interest earned.

INTEGRAL COST OF FINANCING	1Q01	1Q00
Interest paid	38,091	30,496
Interest earned	19,150	4,901
Exchange loss (gain)	-2,724	-19,669
Monetary Effect (REPOMO)	-5,486	-11,611
Total	10,731	-5,685

Operating Cash Flow

The operating profit plus depreciation and amortization declined 22% in the 1Q01, compared to the 1Q00, reflecting a cash flow margin of 13%.

ACCUMULATED OPER. CASH FLOW	1T01	1T00
Depreciation	21,886	19,275
Amortization	3,059	3,035
Operating profit	83,637	117,280
Operating Cash Flow	108,582	139,590

Bank Debt

In the 1Q01, interest bearing debt rose to $1,054 million pesos, 12.5% over levels showed in the 1Q00, reflecting the acquisition of assets. Approximately 38% of the interest bearing debt is short term, while the foreign denominated debt made up 47% of the total debt, in comparison to the 86% dollar denominated debt reported in the 1Q00.

GRUPO HERDEZ, S.A. DE C.V.
Consolidated Results
Thousands of pesos as of March 31, 2001

	1Q01	%	1Q00	%	% Var.
Revenues	843,504	100.0	805,956	100.0	4.66
Cost of sales	492,358	58.4	474,917	58.9	3.67
Gross profit	351,146	41.6	331,039	41.1	6.07
Operating expenses	267,509	31.7	213,759	26.5	25.15
Operating income	83,637	9.9	117,280	14.6	-28.69
EBITDA	108,582	12.9	139,590	17.3	-22.21
Financing costs	10,731	1.3	-5,685	-0.7	N.A.
Other expenses (income)	-2,219	-0.3	-2,697	-0.3	-17.72
Income before ISR & PTU	75,125	8.9	125,662	15.6	-40.22
ISR & PTU	29,858	3.5	45,870	5.7	-34.91
Part. in subsidiaries	-683	-0.1	17	0.0	N.A.
Consolidated net income	44,584	5.3	79,809	9.9	-44.14
Minority interest	21,192	2.5	21,976	2.7	-3.57
Net income	23,392	2.8	57,833	7.2	-59.55

GRUPO HERDEZ, S.A. DE C.V.
Consolidated Balance Sheet
Thousands of pesos as of March 31, 2001

	1Q01	1Q00	% Var.
Current Assets	1,808,510	1,743,829	3.71
Total Assets	3,652,184	3,536,176	3.28
Current Liabilities	731,916	694,447	5.40
Total Liabilities	1,783,959	1,683,123	5.99
Total Stockholders' Equity	1,868,225	1,853,053	0.82

	1Q01	%	1Q00	%
Short term	397,237	37.70	401,968	42.94
Dollars	119,793	11.37	280,555	29.97
Pesos	277,444	26.33	121,413	12.97
Long term	656,395	62.30	534,125	57.06
Dollars	376,395	35.72	522,964	55.87
Pesos	280,000	26.57	.11,161	1.19
Total debt	1,053,632	100.00	936,093	100.00

Net profit

Reflecting the points mentioned above, net mayority income declined 60%.

Investments

For the year 2001, we have forecast a total investment of approximately $10 million dollars, intended to consolidate the investments made and increase efficiency of our production processes, while continuing to obtain a decline in costs.

GRUPO HERDEZ.

Report from the President and Chairman of the Board

Operating Results.

Grupo Herdez reported growth of 13.4% in units in this first quarter of 2001. Domestic sales growth totaled 9.7% while exports equaled 57.3%. In value terms, the Company achieved total growth of 4.7%, with domestic sales of 2.6% and exports of 40.5%.

The growth in volume was as follows: Meats and Seafood 62.3%, Juices, Fruits, and Desserts 11.8%, and Sauces and Dressings 11.3%.

Gross profit remained at levels comparable to the previous year at 41.1%. However, the operating profit declined from 14.6% to 9.9% compared to the years 2000 and 2001, respectively. The increase in operating expenses was due to the expansion of sales achieved, without the corresponding rise in prices. Additionally, important promotions were implemented in all the lines.

The net majority income equaled $23 million pesos, a 60% decline versus the previous quarter, reflecting high operating expenses and a higher integral cost of financing.

The operating cash flow remained stable as a reduction of inventory was accompanied by an increase in receivables resulting from higher sales.

The financial structure of the Company is healthy. Our leverage position measured by the relationship between total equity and liabilities remained at 1:1 x. Short-term debt represented 37.7%, while the long-term was 62.3% of the total. Additionally, the foreign denominated debt equaled 47.1%, while domestic debt was 52.9%.

The Grupo's sales growth was significant and we hope it will continue on track for the entire fiscal 2001. While net income did not reflect this growth due to the above mentioned, we continue to seek ways to achieve a reduction of costs to obtain greater operating efficiencies, and to bring better results to all our shareholders and partners.

TODAY, TOMORROW AND ALWAYS, WITH ALL TRUST IS HERDEZ.

Enrique Hernandez-Pons Torres
President and Chairman of the Board

NEWS RELEASE

Grupo Herdez, S.A. de C.V., appoints new members to its Board of Directors

Mexico City, May 3rd. 2001. Effective April 26th of the current year, **Mr. Alejandro Martinez Gallardo y de Pourtales** and **Mr. Joao Alvez de Queiroz Filho** have joined us as members of the Grupo's Board of Directors.

Mr. Alejandro Martinez Gallardo is presently the Managing Director of Grupo Bufalo, S.A. de C.V., Miel Carlota, S.A. de C.V., and Doña Maria, S.A. (subsidiaries of Grupo Herdez). He is also Vice President of Decoraciones Dupuis, S.A. de C.V., Metalúrgica Artesanal, S.A. de C.V., and Markinter, S.A. de C.V.

Mr. Martinez Gallardo has held important managerial positions, with the most recent being that of President of the Board of Directors of Mexico's Confederation of Industrial Associations, from 1999 to March 2001. He is member of the Executive Committee and the Board of Directors of the Business Coordinating Committee.

In addition, Mr. Martinez Gallardo is the President of the Board of Directos of the Mexican Foundation for Innovation and the Sharing of Technology for the Small and Medium Size Companies, the Mexican Institute for Normalization and Certification, and the Commission for the Vigilance of the National Commission for the Retirement Savings System. Furthermore, he is a member of the Managing Committee for Nacional Financiera, S.N.C., Banco Nacional de Comercio Exterior, S.N.C., and the National Housing Insistute for Workers, among others.

Mr. Joao Alves de Queiroz, born in Brazil, was the founder, proprietor and president of the Brazilian company **"Arisco Productos Alimenticios, S.A."**, which was successfully sold to Best Foods in the year 2000.

During his time as president of Arisco, Mr. Alves implemented important initiatives among which the most salient include: orchestrated the merger and acquisition of companies resulting in advantageous synergies; directed the acquisition process by Goldman Sachs of 20% of Arisco's capital in 1995; implemented a number of restructuring and modernization processes; contributed to the Companýs growth into new segments; directed the flow of financial resources from the issuance of bonds, among others.

Currently, Mr. Alvez de Quiroz manages a significant investment portfolio, as well as other closely held companies in addition to the evaluation of new business investment opportunities.

HERDEZ is a leading company in the food and beverage sector, recognized for the quality of its products among which the most saliend brands are: Herdez, McCormick, Bufalo, Doña Maria, Carlota and Yavaros.

GRUPO HERDEZ.

Press Release

Volumen de Ventas - Volumen de Ventas

Utilidad de Operacion

Resultado Neto Mayoritario


MAYONESA

GRUPO HERDEZ.

For information contact:
Adriana Legorreta
Investor Relations
Tel. 5201-56-02/03 Fax. 5201-56-46
e-mail: alegorreta@herdez.com.mx

GRUPO HERDEZ, S.A. DE C.V. REPORTS RESULTS FOR THE SECOND QUARTER 2001

Mexico, D.F. July 25, 2001. Grupo Herdez, S.A. de C.V. (OTC:GUZBY), leading company in the food sector, reports results corresponding to the second quarter 2001.

Amounts in thousands of constant pesos as of June 30th, 2001, unless otherwise indicated.

Relevant Data

- Increase in exports of 41% in boxes and 42.6% in dollars in the 2Q01 vs. 2Q00.
- Difficult comparison basis as revenues in the 2Q00 reflected a price increase, in contrast with revenues reported in the 2Q01, which reflected a price decline.

Revenues

Total revenues reported in the 2Q01 compare unfavorably with those reported in the 2Q00, reflecting the following factors:

- Revenues in the 2Q00 reflected a price increase of 10% on average. On the other hand, revenues in the 2Q01 were impacted by price declines experienced by our leading products of 13.5% on average, implemented in September of 2000.
- During the 2Q01, promotions continued to be offered as a strategic measure to maintain our market share.
- In sector terms, total revenues generated by the self service stores showed a weakening pattern, mainly in the north, northeast and northwest regions of the country, due to the decline in employment (as measured by the total number of insured by the IMSS).

The 2Q01 vs. the 2Q00 reports an increase of 4.9% in boxes and a decline of 8.6% in value. Nationally, the product sectors most affected were the sauces and dressings and the meats and seafood as these reflect more significantly the importance of the promotions that have been implemented, as well as price declines. Additionally, the basis of comparison for these product sectors is particularly unfavorable as they were the most benefited in the 2Q00.

In terms of accumulated volume, as of June 2001, all the divisions reported growth by a total of 8.8%, compared to those reported in the first half of 2000.

In volume terms, exports grew by 40.95% in the 2Q01 compared to the 2Q00, increasing by 30.9% in value terms during the same period (in dollar terms this increase equaled 42.6%). Exports continued to be generated in greater proportion in the United States and, during this quarter, also contributing were extraordinary sales of sardines to Central America and the Caribbean.

SALES IN VOLUME (thousands of boxes)										
	ACCUMULATED					QUARTERLY				
	2Q01	%Part.	2Q00	%Part.	%Grwt	2Q01	%Part.	2Q00	%Part.	%Grwt.
Sauces & dressings	6,365	51	6,165	54	3.24	3,442	53	3,538	57	-2.71
Juices, fruits & desserts	2,006	16	1,947	17	3.02	996	15	1,044	17	-4.60
Vegetables	1,544	12	1,421	12	8.64	855	13	743	12	15.07
Meats & seafood	940	8	802	7	17.31	367	6	449	7	-18.26
Various	141	1	114	1	24.04	60	1	-133	-2	NA
Exports	1,411	11	956	8	47.67	785	12	557	9	40.93
Total	12,407	100	11,404	100	8.80	6,505	100	6,198	100	4.95

SALES IN VALUE TERMS (thousands of pesos as of June 30, 2001)										
	ACCUMULATED					QUARTERLY				
	2Q01	%Part.	2Q00	%Part.	%Grwt.	2Q01	%Part.	2Q00	%Part.	%Grwt.
Sauces & dressings	925,821	52	976,333	53	-5.17	508,481	55	554,496	55	-8.30
Juices, fruits & desserts	234,525	13	236,751	13	-0.94	117,138	13	123,157	12	-4.89
Vegetables	250,394	14	246,389	13	1.63	132,545	14	126,375	12	4.88
Meats & seafood	202,590	11	234,627	13	-13.65	78,203	8	133,218	13	-41.30
Various	25,078	1	29,546	2	-15.12	13,175	1	17,285	2	-23.78
Exports	139,614	8	103,374	6	35.06	76,795	8	58,665	6	30.90
Total	1,778,023	100	1,827,020	100	-2.68	926,337	100	1,013,196	100	-8.57

Gross Profit

In the 2Q01 gross profit declined by 14.8% with a gross margin of 41.1%, or three percentage points below 2Q00, due principally to the decline in revenues. Costs for raw materials remained stable.

Operating Expenses

Operating expenses increased by 3.5% in the 2Q01 compared to the 2Q00, mainly impacted by promotional costs that continue to be implemented in order to confront the difficult conditions pervading the sector, in terms of competition as well as weakening sales. Shipping costs began to show a declining tendency as a consequence of greater efficiencies being realized in the transportation of products.

Operating Profit

As a result of the above, the operating profit in the 2Q01 was significantly affected, as the operating margin declined to 9%, close to six percentage points versus 2Q00.

CIF

In the 2Q01, financing costs were favorable compared to 2Q00, dropping by 80.6%, reflecting an exchange gain in contrast to the losses reported in the 2Q00. The net interest expense rose slightly due to the increase in interest bearing debt.

INTEGRAL COST OF FINANCING - QUARTERLY	2Q01	2Q00
Interest paid	37,517	30,492
Interest earned	2,609	1,258
Exchange loss (gain)	-16,574	41,106
Monetary effect (REPOMO)	-5,691	-4,928
Total	12,643	65,412

Operating Cash Flows

In the first half of 2001, operating cash flows were negatively affected, compared to the first half of 2000, resulting in an operating cash flow margin of 12.2%.

ACCUMULATED OPER. CASH FLOW	2Q01	2Q00
Depreciation	42,453	39,705
Amortization	6,212	6,244
Operating profit	167,621	277,902
Operating cash flow	216,286	323,851

Bank Debt

As of the 2Q01, interest bearing debt increased by 6% compared to the 2Q00, which was used to support the company's working capital requirements.

	2Q01	%	2Q00	%
Short-term	526,814	45.34	543,598	49.74
Dollars	87,688	7.55	158,473	14.50
Pesos	439,126	37.80	385,125	35.24
Long-term	635,032	54.66	549,324	50.26
Dollars	507,659	43.69	541,024	49.50
Pesos	127,373	10.96	8,300	0.76
Total debt	1,161,846	100.00	1,092,922	100.00

Net Profit

In the 2Q01, net profit declined by 30% compared to the 2Q00.

GRUPO HERDEZ, S.A. DE C.V.
Consolidated Results
Thousands of pesos as of June 30, 2001

	QUARTERLY					ACCUMULATED				
	2Q01	%	2Q00	%	Var.%	2Q01	%	2Q00	%	Var.%
Revenues	926,337	100.0	1,013,196	100.0	-8.57	1,778,023	100.0	1,827,020	100.0	-2.68
Cost of sales	545,224	58.9	565,868	55.8	-3.65	1,042,358	58.6	1,045,420	57.2	-0.29
Gross profit	381,113	41.1	447,328	44.2	-14.80	735,665	41.4	781,600	42.8	-5.88
Operating expenses	297,940	32.2	287,852	28.4	3.50	568,044	31.9	503,698	27.6	12.77
Operating income	83,173	9.0	159,476	15.7	-47.85	167,621	9.4	277,902	15.2	-39.68
EBITDA	106,651	11.5	182,897	18.1	-41.69	216,286	12.2	323,851	17.7	-33.21
Financing costs	12,643	1.4	65,412	6.5	-80.67	23,478	1.3	59,673	3.3	-60.66
Other expenses (income)	-1,906	-0.2	-3,856	-0.4	-50.57	-4,147	-0.2	-6,580	-0.4	-36.98
Income before ISR & PTU	72,436	7.8	97,920	9.7	-26.03	148,290	8.3	224,809	12.3	-34.04
ISR & PTU	27,350	3.0	31,594	3.1	-13.43	57,498	3.2	77,911	4.3	-26.20
Part. in subsidiaries	1,134	0.1	-2,475	-0.2	-145.82	444	0.0	-2,458	-0.1	-118.06
Consolidated net income	46,220	5.0	63,851	6.3	-27.61	91,236	5.1	144,440	7.9	-36.83
Minority interest	24,763	2.7	33,014	3.3	-24.99	46,161	2.6	55,205	3.0	-16.38
Net income	21,457	2.3	30,837	3.0	-30.42	45,075	2.5	89,235	4.9	-49.49

GRUPO HERDEZ, S.A. DE C.V.
Consolidated Balance Sheet
Thousands of pesos as of June 30, 2001

	2Q01	2Q00	Var. %
Current Assets	1,825,549	1,860,693	-1.89
Total Assets	3,716,891	3,681,250	0.97
Current Liabilities	862,323	888,812	-2.98
Total Liabilities	1,881,745	1,867,921	0.74
Total Stockholders' Equity	1,835,146	1,813,329	1.20

GRUPO HERDEZ, S. A. DE C.V.

SECOND QUARTER 2001

REPORT TO THE BOARD OF DIRECTORS

DISTINGUISHED MEMBERS OF THE BOARD:

THE RESULTS REPORTED BY GRUPO HERDEZ, S. A. DE C.V. AS OF JUNE 30, 2001 WERE WEAKER THAN ANTICIPATED; THE ECONOMIC SLOWDOWN AROUND THE WORLD CAUSED, TO A GREAT EXTENT, BY LOW GDP GROWTH IN THE UNITED STATES, HAS IMPACTED THE ENTIRE CONTINENT AND MOST DIRECTLY MEXICO, AS ITS MOST IMPORTANT TRADE PARTNER AND WHERE MOST OF MEXICO'S EXPORTS ARE DIRECTED.

INFLATION IS WELL UNDER CONTROL AS, AT THE END OF THE FIRST HALF OF THE YEAR IT SHOWED AN INCREASE OF 2.1%. ESTIMATED GDP FOR THIS YEAR IS PLACED BETWEEN 1.0% AND 1.5%; AS RESULT OF THIS, A DECLINE IN ECONOMIC ACTIVITY AND CONSEQUENTLY IN CONSUMPTION IS EXPECTED.

THE PESO'S STRENGTH HAS ALSO INCREASED THE ATTRACTIVENESS OF IMPORTS AS THESE ARE FOUND IN THE DOMESTIC MARKET AT PRICES BELOW OUR PRODUCTION COSTS, IMPOSING SIGNIFICANT PRICING PRESSURES, STRONG COMPETITION AMONG DOMESTIC PRODUCERS, AND ULTIMATELY CAUSING CONSIDERABLE REDUCTIONS IN MARGINS.

IN THE SECOND QUARTER OF THIS YEAR, GRUPO HERDEZ REPORTS GROWTH OF 5.0% IN BOXES AND AN ACCUMULATED INCREASE OF 8.8% AS OF JUNE. IN VALUE, THE GRUPO SHOWS A DECLINE OF 8.5 %, COMPARED TO THE SAME QUARTER IN THE PREVIOUS YEAR, AND AN ACCUMULATED DECLINE OF 2.7% AS OF JUNE, DUE MAINLY TO A PRICE CUT IMPLEMENTED IN AUGUST OF THE YEAR 2000. CONSEQUENTLY, SALES FOR THE FIRST HALF OF THE PREVIOUS YEAR ARE COMPARED TO SALES FOR THE FIRST HALF OF 2001 AT MUCH LOWER PRICES, IN ADDITION TO INCREASES IN ADVERTSING AND

PROMOTIONAL COSTS EFFECTED TO ACHIEVE AN INCREASE IN UNITS AND GAIN MARKET SHARE.

IMPROVED ECONOMIC CONDITIONS ARE EXPECTED IN THE COMING YEARS, WITH A STRONG PESO, BUT AT A LEVEL THAT SUPPORTS COMPETITIVENESS, WHILE CONTINUING TO TEMPORARLLY WITHSTAND THE DECLINE IN MARGINS INTENDED TO GAIN MARKET SHARE THAT WILL BENEFIT US IN THE FUTURE, AS THE ECONOMIC ACTIVITY AND DISPOSABLE INCOME LEVELS IMPROVE.

WE HAVE EXPERIENCED AN INTERESTING REBOUND IN EXPORTS, WITH AN INCREASE IN BOXES IN THE SECOND QUARTER OF 40.9 % AND 47.7 % ACCUMULATED FOR THE FIRST HALF, AND IN DOLLARS OF 42.6 % AND 44.2 % RESPECTIVELY. EXPORTS NOW REPRESENT 8.0 % OF TOTAL SALES IN VALUE AND 11.4 % IN VOLUME, ENCOURAGING US TO CONTINUE FOCUSING IN EXPORTS AS ONE OF THE BEST ROADS TO FOLLOW ON OUR WAY TOWARDS GROWTH AND CONSOLIDATION.

OPERATING PROFIT DURING THE QUARTER WAS 9.0 % AND 9.4% ACCUMULATED, RESULTING FROM STRONG PRICING PRESSURES AND A DECLINE IN MARGINS; EBITDA OF 11.7 % AND 12.1 % RESPECTIVELY. CONSEQUENTLY, PROMOTIONAL EXPENDITURES ARE UNDER STRICT CONTROL IN AN EFFORT TO IMPROVE RESULTS IN THE THIRD AND FOURTH QUARTER AND ACHIEVE THE PROJECTED LEVELS.

ACCUMULATED NET PROFIT OF $45 MILLION REPRESENTS 2.5 % OF NET REVENUES VS. 4.9 % IN THE PREVIOUS YEAR.

THE GRUPO'S FINANCIAL CONDITION REMAINS SOLID AND STABLE WITH A TOTAL LIABILITY TO TOTAL ASSETS OF 50.6 %, INDICATING AN UNCHANGED LEVERAGE LEVEL IN SPITE OF $384 MILLION IN DEFERRED TAXES AND $140 MILLION IN DIVIDENDS PAID TO OUR PARTNER McCormick & CO.

INTEREST COVERAGE (EBITDA TO NET INTEREST) FOR THE LAST TWELVE MONTHS TOTALED 3.6 X, WHILE LIABILITIES TO CAPITAL PRACTICALLY EQUALED ONE TO ONE.

THE ACQUISITION OF FIXED ASSETS FOCUSES STRICTLY ON PROJECTS INTENDED TO IMPROVE PRODUCTIVITY. OUR INVENTORY REDUCTION PROGRAM CONTINUES TO MOVE AHEAD AND IS BEGINNING TO ACHIEVE ENCOURAGING RESULTS; IN ADDITION, WE INITIATED A PRODUCT RATIONALIZATION PROGRAM WITH THE GOAL OF PROVIDING A MORE EFFICIENT FOCUS THROUGHOUT THE ENTIRE GROUP.

TODAY, TOMORROW, AND ALWAYS, WITH ALL TRUST IS ...HERDEZ.

ENRIQUE HERNANDEZ-PONS TORRES

President and Chairman of the Board

GRUPO
HERDEZ

For information contact:
Adriana Legorreta
Investor Relations
Tel. 5201-56-02/03 Fax. 5201-56-46
e-mail: alegorreta@herdez.com.mx

GRUPO HERDEZ, S.A. DE C.V. REPORTS RESULTS FOR THE THIRD QUARTER 2001

Mexico, D.F. October 26th, 2001. Grupo Herdez, S.A. de C.V. (OTC:GUZBY), leading company in the food sector, reports results corresponding to the third quarter 2001.

Amounts in thousands of constant pesos as of September 30th, 2001, unless otherwise indicated.

Relevant Data

- In spite of difficult economic conditions, the Company achieved sales increases in unit and value terms of 9.4% and 2.9% respectively, in the 3Q01 vs. 3Q00.
- The low basis of comparison during this particular quarter was also a factor, resulting in positive quarter over quarter comparisons as operating profit showed an increase of 96%, EBITDA of 7.4%, and net profit of 6.8%.
- The exports rising pattern continues, growing in the third quarter by 65% in boxes and 27.7% in dollar terms.

Revenues

Net revenues in the 3Q01 totaled $934,658, higher in value as well as in unit terms by 9.4% and 2.9% respectively, in the 3Q01 vs. the 3Q00.

- The growth in revenues, particularly in July 2001 compared to July 2000, was basically the result of two factors: 1) the announcement of decreases in promotions starting August of 2001, which motivated our customers to increase their purchases in the month of July 2001; 2) a positive basis for comparison due to a reduction in prices announced in July of 2000, resulting in our clients delay in purchases until August and September.

- The revenue growth in July 2001 vs. July 2000 compensated the weakness in sales during the months of August and the stability of sales in September, thereby achieving the quarterly growth before mentioned.

Accumulated revenues in terms of boxes, during the first nine months of 2001, showed an increment of 9% compared to the same period in the previous year. In value terms, revenues totaled $2,735,084 or 0.84% less versus the same period in 2000. This slight decline was due to the fact that revenues in seven of the first 9 months of 2000 reflected a price increase of 10% on average, while revenues in the first 9 months of 2001 reflected a price reduction strategy in effect for the leading products of 13.5% on average.

Exports continued on their ascending trajectory. In volume terms, exports increased 65.31% in the 3Q01 compared to the 3Q00, increasing 21.6% in value terms during the same period (in dollar terms this increase equaled 27.7%). Product lines that contributed to the increase in exports (principally to the United States) during the quarter were the sauces and dressings, juices and fruits, and meats and seafood lines. It is important to mention that during this quarter we reported sales to Europe contributing approximately 10% to total exports.

SALES IN VOLUME (thousands of boxes)										
	ACCUMULATED					QUARTERLY				
	3Q01	%Part.	3Q00	%Part.	%Grwt	3Q01	%Part.	3Q00	%Part.	%Grwt.
Sauces & dressings	9,911	52	9,481	54	4.54	3,604	54	3,317	55	8.65
Juices, fruits & desserts	3,004	16	3,019	17	-0.50	1,011	15	1,072	18	-5.68
Vegetables	2,279	12	2,126	12	7.20	735	11	705	12	4.20
Meats & seafood	1,334	7	1,204	7	10.80	336	5	402	7	-16.42
Various	266	1	173	1	53.89	112	2	56	1	99.61
Exports	2,233	12	1,453	8	53.66	822	12	497	8	65.31
Total	19,027	100	17,456	100	9.00	6,619	100	6,049	100	9.43

SALES IN VALUE TERMS (thousands of pesos as of September 30, 2001)										
	ACCUMULATED					QUARTERLY				
	3Q01	%Part.	3Q00	%Part.	%Grwt.	3Q01	%Part.	3Q00	%Part.	%Grwt.
Sauces & dressings	1,430,186	52	1,479,173	54	-3.31	513,807	55	490,506	54	4.75
Juices, fruits & desserts	353,015	13	367,158	13	-3.85	115,469	12	127,416	14	-9.38
Vegetables	370,271	14	369,137	13	0.31	116,304	12	119,635	13	-2.78
Meats & seafood	316,688	12	344,969	13	-8.20	98,776	11	107,380	12	-8.01
Various	54,472	2	36,452	1	49.43	21,223	2	6,530	1	225.01
Exports	210,452	8	161,474	6	30.33	69,079	7	56,794	6	21.63
Total	2,735,084	100	2,758,363	100	-0.84	934,658	100	908,261	100	2.91

Gross Profit

Gross profit rose by 7.2% in the 3Q01 compared to the 3Q00 resulting from the increase in sales and the decline in the cost of sales of 0.12%

Operating Expenses

The Company s efforts to improve efficiency of the production processes and reduce promotional costs resulted in 8% lower operating expenses in the 3Q01 versus the 3Q00, in addition to a favorable comparison versus the previous year, as during the 3Q00 promotional costs were increased substantially in response to the introduction of new products by our competitors.

Operating Profit

Resulting from the above, operating profit shows a significant increase of 96.5%, for an operating margin of 11.5% compared to 6% in the 3Q00.

CIF

Financing costs rose considerably compared to the 3Q00, due principally to an exchange loss versus a gain reported in the 3Q00.

INTEGRAL COST OF FINANCING - QUARTERLY	3Q01	3Q00
Interest paid	32,001	38,658
Interest earned	993	1,956
Exchange loss (gain)	15,391	-25,536
Monetary effect (REPOMO)	-2,728	-9,361
Total	43,671	1,805

Operating Cash Flows

During the first nine months of 2001, the operating profit plus depreciation and amortization declined with respect to the same period in the previous year due to the accumulated operating loss. The operating cash flow margin in the 3Q01 was 12.8% compared to 14.6% in the 3Q00. However, the operating cash flow has gradually recover and further gains are expected for the 4Q01.

ACCUMULATED OPER. CASH FLOW	3Q01	3Q00
Depreciation	64,197	58,031
Amortization	9,073	9,326
Operating profit	277,417	336,211
Operating cash flow	350,687	403,568

Bank Debt

In line with the restructuring of debt, during the first nine months of 2001, short-term debt represented 40% while long-term was 60% of total interest bearing debt; in addition, the dollar denominated short-term debt declined by 50%. As of 3Q01 the interest bearing debt declined by 2.4% compared to the 3Q00.

	3Q01	%	3Q00	%
Short-term	435,192	40.11	628,397	56.52
Dollars	77,029	7.10	154,929	13.93
Pesos	358,163	33.01	473,468	42.59
Long-term	649,824	59.89	483,409	43.48
Dollars	519,824	47.91	477,890	42.98
Pesos	130,000	11.98	5,519	0.50
Total debt	1,085,016	100.00	1,111,806	100.00

Net Profit

In the 3Q01, net profit increased 6.8% compared to the 3Q00.

GRUPO HERDEZ, S.A. DE C.V.
Consolidated Results
Thousands of pesos as of September 30, 2001

	QUARTERLY					ACCUMULATED				
	3Q01	%	3Q00	%	Var.%	3Q01	%	3Q00	%	Var.%
Revenues	934,658	100.0	908,261	100.0	2.91	2,735,084	100.0	2,758,363	100.0	-0.84
Cost of sales	533,606	57.1	534,267	58.8	-0.12	1,589,098	58.1	1,592,896	57.7	-0.24
Gross profit	401,052	42.9	373,994	41.2	7.23	1,145,986	41.9	1,165,467	42.3	-1.67
Operating expenses	293,368	31.4	319,194	35.1	-8.09	868,569	31.8	829,256	30.1	4.74
Operating income	107,684	11.5	54,800	6.0	96.50	277,417	10.1	336,211	12.2	-17.49
EBITDA	131,673	14.1	75,627	8.3	74.11	350,687	12.8	403,568	14.6	-13.10
Financing costs	43,671	4.7	1,805	0.2	2319.45	67,445	2.5	62,232	2.3	8.38
Other expenses (income)	-8,259	-0.9	-2,188	-0.2	277.47	-12,458	-0.5	-8,851	-0.3	40.75
Income before ISR & PTU	72,272	7.7	55,183	6.1	30.97	222,430	8.1	282,830	10.3	-21.36
ISR & PTU	25,385	2.7	26,884	3.0	-5.58	83,607	3.1	105,779	3.8	-20.96
Part. in subsidiaries	553	0.1	-588	-0.1	-194.05	1,003	0.0	-3,076	-0.1	-132.61
Consolidated net income	47,440	5.1	27,711	3.1	71.20	139,826	5.1	173,975	6.3	-19.63
Minority interest	24,468	2.6	6,197	0.7	294.84	71,211	2.6	62,099	2.3	14.67
Net income	22,972	2.5	21,514	2.4	6.78	68,615	2.5	111,876	4.1	-38.67

GRUPO HERDEZ, S.A. DE C.V.
Consolidated Balance Sheet
Thousands of pesos as of September 30, 2001

	3Q01	3Q00	Var. %
Current assets	1,688,264	1,795,719	-5.98
Total assets	3,604,857	3,653,838	-1.34
Current liabilities	788,325	890,263	-11.45
Total liabilities	1,796,036	1,832,437	-1.99
Total stockholders Equity	1,808,821	1,821,401	-0.69

GRUPO
HERDEZ

GRUPO HERDEZ
THIRD QUARTER 2001
REPORT TO THE BOARD OF DIRECTORS

DISTINGUISHED MEMBERS OF THE BOARD:

THE ECONOMIC SLOWDOWN IN THE UNITED STATES AND THE EVENTS ON SEPTEMBER 11TH PUT FORWARD AN UNCERTAIN SCENARIO FOR THE WORLD ECONOMY AS A WHOLE, AND PESIMISTIC EXPECTATIONS THAT HAVE A BEARING ON THE ECONOMIC RECOVERY DOMESTICALLY, AND THAT OF OUR MAIN TRADING PARTNERS.

IN THE DOMESTIC FRONT, WHILE MEXICO'S ACCUMULATED INFLATION TOTALED A RELATIVELY LOW 3.4% AS AT THE END OF SEPTEMBER, CONFIRMING THE EFFECTIVENESS OF CONTROLS IMPLEMENTED IN THIS REGARD, THIS YEAR'S CPI FORECAST POINTS TO A TOTAL LACK OF GROWTH.

IN THE THIRD QUARTER OF 2001, THE RESULTS FOR GRUPO HERDEZ SHOWED AN IMPROVEMENT VERSUS THOSE POSTED IN THE THIRD QUARTER OF 2000. IN TERMS OF VOLUME, A TOTAL OF 6,620,000 BOXES WERE SOLD VERSUS 6,052,000 FOR THE SAME QUARTER IN THE PREVIOUS YEAR, OR A 9.4% INCREASE. THIS EXPANSION REFLECTED INCREASES OF 4.4% AND 65.1% DOMESTICALLY AND IN EXPORTS RESPECTIVELY.

IN PESOS, DOMESTIC SALES IN THE THIRD QUARTER TOTALED $865,579.000 PESOS, OR 1.7% OVER SALES REPORTED IN THE THIRD QUARTER OF THE PREVIOUS YEAR. EXPORTS ROSE TO US $7,493,000 COMPARED TO US $5,866,000 IN THE PREVIOUS YEAR, REPRESENTING AN INCREASE OF 27.7%.

GROSS PROFIT IMPROVED TO 43% VERSUS 41% FOR THE SAME QUARTER IN THE PREVIOUS YEAR, RESULTING FROM THE EFFECTIVE CONTROL OF PROMOTIONAL AND DISTRIBUTION COSTS, AND BETTER INVENTORY MANAGEMENT, THEREBY ACHIEVING A SENSIBLE IMPROVEMENT OF RESULTS.

OPERATING PROFIT OF $107,684,000 PESOS WAS 96% ABOVE THE $54,800,000 PESOS IN THE THIRD QUARTER OF 2000, WHILE EBITDA OF $131,673,000 WAS 74% ABOVE THE LEVELS REPORTED FOR THE SAME QUARTER IN THE PREVIOUS YEAR. THE INTEGRAL COST OF FINANCING INCREASED DUE TO AN EXCHANGE LOSS OF $15,391,000 PESOS COMPARED TO A GAIN OF $25.5 MILLION PESOS FOR THE SAME QUARTER IN THE PREVIOUS YEAR.

NET PROFIT OF $23,000,000 PESOS WAS 6.8% ABOVE THE RESULTS POSTED FOR THE SAME QUARTER IN THE PREVIOUS YEAR, WHILE THE CONSOLIDATED NET PROFIT OF $48 MILLION PESOS SHOWS AN INCREMENT OF $21 MILLION PESOS OR 78%.

WE MAINTAIN OUR STRATEGY OF GROWTH THROUGH CONSISTENT UNIT EXPANSION TO INCREASE MARKET SHARE, AND THE GRADUAL RECOVERY OF MARKET PRICES, BRINGING ALONG AN IMPROVEMENT IN MARGINS, WHILE IN THE MEDIUM-TERM WE EXPECT AN ECONOMIC RECOVERY IN MEXICO AND AROUND THE WORLD.

ACCUMULATED NET PROFIT AS AT THE END OF SEPTEMBER EQUALED $69 MILLION PESOS, 38.4% BELOW THE ACCUMULATED RESULTS FOR THE PREVIOUS YEAR. HOWEVER, WE EXPECT A PARTIAL RECOVERY IN THE FOURTH QUARTER AS WE HAVE ACHIEVED IMPROVEMENTS IN THE COST OF SALES AND OPERATING COSTS.

THE COMPANY'S FINANCIAL POSITION REMAINS SOLID AS TOTAL LIABILITIES DECLINED BY $37 MILLION PESOS, WHICH INCLUDED A REDUCTION OF $27 MILLION PESOS IN INTEREST BEARING DEBT. IN JULY OF THIS YEAR, WE PAID $69 MILLION PESOS IN DIVIDENDS THEREBY REDUCING STOCKHOLDERS' EQUITY. NEVERTHELESS, THE RATIO OF LIABILITIES TO STOCKHOLDERS' EQUITY REMAINS BASICALLY AT 1:1, WHILE INTEREST COVERAGE (EBITDA / NET INTEREST) EQUALED 4.1X.

INTEREST BEARING DEBT TOTALED $1,085 MILLION PESOS OF WHICH $435 MILLION IS SHORT-TERM, OR 40%, AND $650 MILLION IS LONG-TERM, OR 60%, REVERSING LAST YEAR'S SPLIT OF 56% SHORT-TERM AND 44% LONG- TERM.

A SIGNIFICANT DECLINE IN INVENTORIES WAS OBSERVED, ENCOURAGING US TO CONTINUE PROMOTING OUR INVENTORY REDUCTION PROGRAM; IN ADDITION, WE ARE ESTABLISHING MEASURES TO REDUCE OUTSTANDING RECEIVABLES.

THE INVESTMENTS IN FIXED ASSETS ARE NOT SIGNIFICANT AND REMAIN FOCUSED ON THE MODERNIZATION AND INCREASE IN PRODUCTIVITY.

WE CONTINUE TO MOVE AHEAD WITH OUR TRAINING AND CONTINUOUS IMPROVEMENT PROGRAMS AS WE APPROACH THE IMPLEMENTATION OF AN INFORMATION AND MANAGEMENT SYSTEM BASED ON ECONOMIC VALUE ADDED.

TODAY, TOMORROW, AND ALWAYS, WITH ALL TRUST IS ...HERDEZ

LIC. ENRIQUE HERNANDEZ-PONS TORRES
PRESIDENT AND CHAIRMAN OF THE BOARD

Mexico, D.F. October 26, 2001

GRUPO
HERDEZ.

FOR INFORMATION CONTACT:
Adriana Legorreta
Investor Relations
Tel: 201.56.02/03 Fax: 201.56.46
E-mail: alegorreta@herdez.com.mx

PRESS RELEASE

GRUPO HERDEZ S.A. DE C.V. ANNOUNCES ORGANIZATIONAL CHANGE

México D.F. November 30th, 2001. – Grupo Herdez, S.A. de C.V. (OTC:Guzby), leading company in the food sector, announces a change in its organizational structure as follows:

Effective December 1st, 2001, the Grupo's organizational structure will be reconfigured from a functional organization into one centered around individual business groups, all supported by a structure of corporate functions and services.

The new organization will consist of six main business groups, establishing a solid base to compete domestically and globally, with the distinct purpose of expanding our leading position in the marketplace, and increasing value to our investors by strategically focusing on global operating standards.

The six business groups are:

Associated Companies
Herdez Companies
Farming Fishing Business
Hygiene and Personal Care
Foreign Markets
Herdez Trading Company (Business Development)

Each one of these groups will be headed by an executive director reporting directly to the Chief Executive Officer. Each executive director will be responsible for improving the profitability of the business group under his leadership.

In turn, these business groups will be serviced and supported by corporate functions focusing on efficiency, productivity, quality, and team work, as we seek to rationalize the size and hierarchical levels of the Company's organizational structure, and consistently reduce costs.

With this change, the Grupo consolidates the strengths built throughout its history and structures itself to compete in a global marketplace as the strategy of each business group and the potential efficiencies are intended to make each one of our products the best choice for our customers and our final consumers, translating into our investors obtaining, **Today, Tomorrow, and Always**, economic value added when investing in Grupo Herdez.

Grupo Herdez S.A. de C.V., a leading company in the Food and Beverage sector, is widely recognized for the quality of its products among which the Herdez, McCormick, Búfalo, Doña María, Carlota, Solo, and Yavaros brands are the most salient.

The Company has three strategic alliances: McCormick de Mexico, with over 50 years of partnership, Hormel Alimentos, S.A. de C.V., for the distribution of Hormel products in Mexico, and Herdez Corporation, for the distribution of Herdez products in the US.

Through its subsidiaries, HERDEZ has 10 plants, 8 distribution centers, and 4 warehouses, directly supplying near 25,000 customers throughout the country.

GRUPO

FOR INFORMATION CONTACT:
Adriana Legorreta
Investor Relations
Tel: 201.56.02/03 Fax: 201.56.46
E-mail: alegorreta@herdez.com.mx

PRESS RELEASE

GRUPO HERDEZ S.A. DE C.V. ANNOUNCES AGREEMENT TO FORM STRATEGIC PARTNERSHIP WITH BARILLA

México D.F. December 6th, 2001. – Grupo Herdez, S.A. de C.V. (OTC:Guzby), leading company in the food sector, announces agreement to form a strategic partnership with Barilla, a global leading maker of pasta, for the commercialization of pasta and pasta sauces.

Two leaders in the production, distribution, and commercialization of food join forces to form a strategic partnership to attack the Mexican pasta market, a market worth over $272 million dollar in yearly sales (source: Nielsen Retail), offering significant growth potential.

Herdez is a leader in the production, distribution and commercialization of foods, with a formidable distribution network and sales force, research and development, and ample experience in the production of high quality foods, with yearly sales of close to $430 million dollars, and a successful 80 year-long track record.

Barilla, an Italian company, global leader in the production, distribution and commercialization of pasta whose products are characterized by their superior quality, with sales of over $2,000 million dollars per year, 31% of which are realized in over 100 countries around the world, and a corporate history of 125 years.

This partnership is very important for Grupo Herdez as is consistent with its strategy of establishing the commercialization of leading brands, the introduction of new products, the expansion of its markets, and is a significant step towards its globalization program.

The partnership is effected with an investment of 50% Grupo Herdez, 50% Barilla Group and envisages, as its initial step, the commercialization of dry semolina pasta, egg pasta and pasta sauces.

The investment in this first stage will be subject to the value of the stockholders' equity as reported in the financial statements of Barilla de Mexico at the closing of the fiscal year ending December 2001, to be announced to investors as the relevant numbers become known.

Grupo Herdez S.A. de C.V., a leading company in the Food and Beverage sector, is widely recognized for the quality of its products among which the Herdez, McCormick, Búfalo, Doña María, Carlota, Solo, and Yavaros brands are the most salient.

The Company has three strategic alliances: McCormick de Mexico, with over 50 years of partnership, Hormel Alimentos, S.A. de C.V., for the distribution of Hormel products in Mexico, and Herdez Corporation, for the distribution of Herdez products in the US.

Through its subsidiaries, HERDEZ has 10 plants, 8 distribution centers, and 4 warehouses, directly supplying near 25,000 customers throughout the country.(http://www.grupoherdez.com)

Barilla Group –which includes brands such as Barilla, Mulino Bianco, Pavesi, Voiello, Wasa, Misko (Greece), Filiz (Turkey) - was born in Parma in 1877 based in a bread and pasta shop. Today Barilla Group is the leader in thet Italian food market: as it continues to be guided by the Barilla family, as it has been for 125 years, with the brothers Guido, Luca and Paolo, the fourth generation, now at the helm. The Group has over 7,300 employees, with production in 25 factories (18 in Italy and 7 abroad). Barilla is the leading pasta brand in Italy and in the world. In addition, in sectors such as baked products and ready sauces the Group commands premier positions as well. (http://www.barilla.com).

GRUPO

FOR INFORMATION CONTACT:
Adriana Legorreta
Investor Relations
Tel: 201.56.02/03 Fax: 201.56.46
E-mail: alegorreta@herdez.com.mx

PRESS RELEASE

GRUPO HERDEZ AND BARILLA ANNOUNCE THE PURCHASE OF THE YEMINA AND VESTA PASTA BRANDS FROM KRAFT.

México D.F. December 18th, 2001. – Grupo Herdez, S.A. de C.V. (OTC:Guzby), leading company in the food sector, announces Barilla Mexico (joint venture of Grupo Herdez and Barilla) signed an agreement with Kraft to purchase Kraft's Mexican pasta business, which includes the Yemina and Vesta brands.

This agreement guarantees the increase of market share of Barilla Mexico in the domestic pasta market which, without a doubt, will represent a considerable competitive advantage for the company, as the acquisition of well positioned brands in the domestic market such as Yemina – a leading "premium" pasta brand – and Vesta, well positioned in the moderate price market.

This acquisition is consistent with the strategic plans envisioned by this agreement and represents great growth opportunities. The brands acquired represent 22% of the pasta market value in Mexico, a share that will add to Barilla's market share of 5.5%, positioning it as one of the leading companies in the Mexican market.

Betsy D. Holden, Co-CEO of Kraft Alimentos declared, "We believe Barilla Mexico is better positioned to develop all the value these brands have to offer. Kraft's strategy is to focus in our core businesses, resulting in the sale of the Yemina and Vesta pasta brands as they were not aligned with such strategy".

For the year 2001, sales for Barilla Mexico are estimated at $30 million dollars approximately. It is expected that the aforementioned transition will be completed in January of 2002, while the details of the agreement will be announced as soon as it is viable. Kraft will continue to produce these two pasta products for Barilla Mexico at its

La Victoria plant in Mexico City until the transition period is completed, in approximately one year.

Herdez is a leader in the production, distribution and commercialization of foods, with a formidable distribution network and sales force, research and development, and ample experience in the production of high quality foods, with yearly sales of close to $430 million dollars, and a successful 80 year-long track record. It is widely recognized for the quality of its products among which the Herdez, McCormick, Búfalo, Doña María, Carlota, Solo, and Yavaros brands are the most salient.

The Company has four strategic alliances: McCormick de Mexico, with over 50 years of partnership, Hormel Alimentos, S.A. de C.V., for the distribution of Hormel products in Mexico, and Herdez Corporation, for the distribution of Herdez products in the US, and Barilla Mexico, which was recently announced.

Through its subsidiaries, HERDEZ has 10 plants, 8 distribution centers, and 4 warehouses, directly supplying near 25,000 customers throughout the country. (http://www.grupoherdez.com)

Barilla Group – Barilla, an Italian company, a global leader in the production of pasta, whose products are characterized by their superior quality, with sales of over $2,000 million dollars per year, 31% of which are realized in over 100 countries around the world, and a corporate history of 124 years. It includes brands such as Barilla, Mulino Bianco, Pavesi, Voiello, Wasa, Misko (Greece), and Fiis (Turkey). Barilla is the leading pasta brand in Italy and in the world. In addition, in sectors such as baked products and ready sauces, the company commands premier positions as well. (http://www.barilla.com)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR **2002**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** **OF** **MARCH** **OF** **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. ERNESTO RAMOS ORTIZ.
DIRECTOR EJECUTIVO DE ADMINISTRACION Y FINANZAS.

C.P. PABLO LEZAMA VELEZ.
DIRECTOR DE FINANZAS.

MEXICO, D.F., AT DECEMBER 4 OF 2002

03 JAN 28 AM 7:21

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** Quarter: **1** Year: **2002**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**3,906,573**	**100**	**3,822,172**	**100**
2	**CURRENT ASSETS**	**1,803,871**	**46**	**1,892,685**	**50**
3	CASH AND SHORT-TERM INVESTMENTS	150,331	4	45,797	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	624,264	16	578,271	15
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	250,097	6	326,115	9
6	INVENTORIES	716,197	18	827,369	22
7	OTHER CURRENT ASSETS	62,982	2	115,133	3
8	**LONG-TERM**	**154,545**	**4**	**135,981**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	154,545	4	135,981	4
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,774,825**	**45**	**1,694,256**	**44**
13	PROPERTY	615,147	16	636,788	17
14	MACHINERY AND INDUSTRIAL	1,712,268	44	1,527,541	40
15	OTHER EQUIPMENT	150,577	4	139,840	4
16	ACCUMULATED DEPRECIATION	879,065	23	797,984	21
17	CONSTRUCTION IN PROGRESS	175,898	5	188,071	5
18	**DEFERRED ASSETS (NET)**	**173,332**	**4**	**99,250**	**3**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**1,861,611**	**100**	**1,866,989**	
21	**CURRENT LIABILITIES**	**873,013**	**47**	**765,980**	**41**
22	SUPPLIERS	234,277	13	243,076	13
23	BANK LOANS	452,608	24	415,725	22
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	104,799	6	48,785	3
26	OTHER CURRENT LIABILITIES	81,329	4	58,394	3
27	**LONG-TERM LIABILITIES**	**639,049**	**34**	**686,946**	**37**
28	BANK LOANS	639,049	34	686,946	37
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**330,453**	**18**	**400,156**	**21**
32	**OTHER LIABILITIES**	**19,096**	**1**	**13,907**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**2,044,962**		100 **1,955,183**	
34	**MINORITY INTEREST**	**489,634**	**24**	**400,132**	**20**
35	**MAJORITY INTEREST**	**1,555,328**	**76**	**1,555,051**	**80**
36	**CONTRIBUTED**	**921,685**	**45**	**923,709**	**47**
37	PAID-IN CAPITAL STOCK (NOMINAL)	422,825	21	424,741	22
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	325,142	16	325,240	17
39	PREMIUM ON SALES OF SHARES	173,718	8	173,728	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**633,643**	**31**	**631,342**	**32**
42	RETAINED EARNINGS AND CAPITAL RESERVE	2,145,399	105	2,085,067	107
43	REPURCHASE FUND OF SHARES	156,542	8	159,499	8
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(1,710,579)	(84)	(1,637,705)	(84)
45	NET INCOME FOR THE YEAR	42,281	2	24,481	1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**150,331**	**100**	**45,797**	**100**
46	CASH	0	0	0	0
47	SHORT-TERM INVESTMENTS	150,331	100	45,797	100
18	**DEFERRED ASSETS (NET)**	**173,332**	**100**	**99,250**	
48	AMORTIZED OR REDEEMED EXPENSES	173,332	100	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	99,250	100
21	**CURRENT LIABILITIES**	**873,013**	**100**	**765,980**	
52	FOREING CURRENCY LIABILITIES	170,608	20	125,375	16
53	MEXICAN PESOS LIABILITIES	702,405	80	640,605	84
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**81,329**		**100 58,394**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	81,329	100	58,394	100
27	**LONG-TERM LIABILITIES**	**639,049**	**100**	**686,946**	
59	FOREING CURRENCY LIABILITIES	316,549	50	393,935	57
60	MEXICAN PESOS LIABILITIES	322,500	50	293,011	43
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	
63	OTHER LOANS WITH COST	0	0		0
64	OTHER LOANS WITHOUT COST	0	0		0
31	**DEFERRED LOANS**	**330,453**	**100**	**400,156**	
65	NEGATIVE GOODWILL	0	0	3,618	1
66	DEFERRED TAXES	330,453	100	396,538	99
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**19,096**	**100**	**13,907**	
68	RESERVES	19,096	100	13,907	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,710,579)**		**100 (1,637,705)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(1,710,579)	(100)	(1,637,705)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: 1 YEAR: 2002
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	930,858	1,126,705
73	PENSIONS FUND AND SENIORITY	0	2,341
74	EXECUTIVES (*)	16	13
75	EMPLOYERS (*)	1,946	1,842
76	WORKERS (*)	3,254	2,917
77	CIRCULATION SHARES (*)	422,555,963	424,471,000
78	REPURCHASED SHARES (*)	9,444,037	7,879,852

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**915,288**	**100**	**882,764**	**100**
2	COST OF SALES	534,747	58	515,274	58
3	**GROSS INCOME**	**380,541**	**42**	**367,490**	**42**
4	OPERATING	264,953	29	279,960	32
5	**OPERATING**	**115,588**	**13**	**87,530**	**10**
6	TOTAL FINANCING	7,360	1	11,230	1
7	**INCOME AFTER FINANCING COST**	**108,228**	**12**	**76,300**	**9**
8	OTHER FINANCIAL OPERATIONS	(1,990)	0	(2,322)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**110,218**	**12**	**78,622**	**9**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	33,213	4	31,247	4
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**77,005**	**8**	**47,375**	**5**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	150	0	(715)	0
13	**CONSOLIDATED NET INCOME OF**	**77,155**	**8**	**46,660**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**77,155**	**8**	**46,660**	**5**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**77,155**	**8**	**46,660**	**5**
19	NET INCOME OF MINORITY INTEREST	34,874	4	22,179	3
20	**NET INCOME OF MAJORITY INTEREST**	**42,281**	**5**	**24,481**	**3**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**915,288**	**100**	**882,764**	**100**
21	DOMESTIC	853,359	93	817,652	93
22	FOREIGN	61,929	7	65,112	7
23	TRANSLATED INTO DOLLARS (***)	6,806	1	6,470	1
6	**TOTAL FINANCING COST**	**7,360**	**100**	**11,230**	**100**
24	INTEREST PAID	23,890	325	39,864	355
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	2,962	40	20,041	178
27	EXCHANGE PROFITS	7,406	101	2,851	25
28	GAIN DUE TO MONETARY POSITION	(6,162)	(84)	(5,742)	(51)
8	**OTHER FINANCIAL OPERATIONS**	**(1,990)**	**100**	**(2,322)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(1,990)	(100)	(2,322)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**33,213**	**100**	**31,247**	**100**
32	INCOME TAX	83,587	252	19,800	63
33	DEFERED INCOME TAX	(50,374)	(152)	11,223	36
34	WORKERS' PROFIT SHARING	0	0	224	1
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	1,016,987	959,578
37	NET INCOME OF THE YEAR	238,820	89,285
38	NET SALES (**)	4,005,072	4,173,916
39	OPERATION INCOME (**)	463,610	524,171
40	NET INCOME OF MAYORITY INTEREST(**)	151,089	146,735
41	NET CONSOLIDATED INCOME (**)	276,977	264,994

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: 1 YEAR: 2002
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**77,155**	**46,660**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	24,554	23,818
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**101,709**	**70,478**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	257,492	(43,125)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**359,201**	**27,353**
6	CASH FLOW FROM EXTERNAL FINANCING	(33,864)	(30,389)
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(33,864)**	**(30,389)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(220,406)**	**(77,004)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	104,931	(80,040)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	45,400	125,837
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	150,331	45,797

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**24,554**	**23,818**
13	DEPRECIATION AND AMORTIZATION FOR THE	29,759	26,107
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	2,351	(154)
15	+ (-) NET LOSS (PROFIT) IN MONEY	(7,406)	(2,849)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(150)	714
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**257,492**	**(43,125)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	95,099	158,259
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	44,553	(62,119)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	128,676	(76,767)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(56,883)	5,011
22	+ (-) INCREASE (DECREASE) IN OTHER	46,047	(67,509)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(33,864)**	**(30,389)**
23	+ SHORT-TERM BANK AND STOCK MARKET	(7,406)	25,770
24	+ LONG-TERM BANK AND STOCK MARKET	1,359	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(27,817)	(56,159)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	
31	(-) DIVIDENS PAID	0	
32	+ PREMIUM ON SALE OF SHARES	0	
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(220,406)**	**(77,004)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(29,594)	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(175,069)	(10,764)
36	(-) INCREASE IN CONSTRUCTIONS IN	48,072	(28,677)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(63,815)	(37,563)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: 1 **2002**
GRUPO HERDEZ, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	8.43	%	5.29	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	9.71	%	9.44	%
3	NET INCOME TO TOTAL ASSETS (**)	7.09	%	6.93	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	7.99	%	12.31	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.03	times	1.09	times
7	NET SALES TO FIXED ASSETS (**)	2.26	times	2.46	times
8	INVENTORIES ROTATION (**)	3.02	times	2.64	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	53	days	51	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	10.50	%	12.79	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	47.65	%	48.85	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.91	times	0.95	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	26.17	%	27.82	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	36.01	%	40.55	%
15	OPERATING INCOME TO INTEREST PAID	4.84	times	2.20	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.15	times	2.24	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.07	times	2.47	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.25	times	1.39	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.97	times	1.01	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	17.22	%	5.98	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	11.11	%	7.98	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	28.13	%	(4.89)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	15.04	times	0.69	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	79.43	%	13.98	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.36		$ 0.33	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.36		$ 0.33	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 3.68		$ 3.66	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.77	times	0.95	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	7.97	times	10.05	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

Report to the Board of Directors Mexico D.F. April 24, 2002

The first quarter of the year was an eventful one for Grupo Herdez as during this quarter we began to commercialize the products from our association with the Italian company Barilla Alimentare. It was a challenge given the fact that, within our company, we lacked the experience and market know-how specific to this product line, however, we charged forward achieving interesting sales increases in pesos as well as in volume terms.

In regards to sales for established brands, we had some problems particularly in the wholesale sector which reported a significant decline nationwide. This drop resulted in a decline for the Grupo of 3% in volume for same brand sales, in contrast to an increase of 3.1% in historic peso terms resulting from a better control of discounts and promotions to our clients during the first quarter, which had a positive impact in the results for the Grupo.

Total sales for the Grupo, including those generated from our partnership Barilla Mexico, rose 20% in units and 4% in constant peso terms, reflecting the strong impact from this partnership in the Grupo's results, as well as the benefits that this association will bring in terms of lower costs and increases in operating profits, while encouraging a closer relationship with our main customers.

With this partnership we will also have the opportunity to increase our exports particularly to the United States as currently some of our distributors have been importing the Yemina and Vesta brands.

Our exports grew 16% in volume and 5% in dollar terms showing a clear up-trending pattern apparent since the previous year, in spite of tremendous exchange pressure from our currency versus the US dollar. This situation has encouraged further increases in efficiency in our production processes in order to maintain our export levels.

Operating profits increased to 27 million pesos, 31% higher versus the same period in the previous year. The EBITDA reached 16% of sales, three percentage points above the levels reported in the first quarter of 2001. Net profit of 42 million pesos was 17 million pesos above the profit for the same period in the previous year, for a 72% increase.

The improvement in operating profit was a result of better management of discounts to customers, and the reduction of marketing, publicity, and promotional costs of 15 million pesos during the quarter.

Our financial position reflects an increase in total assets resulting from the consolidation of inventories, machinery and equipment, and the brands acquired by Barilla Mexico, S.A. de C.V. totaling 183 million pesos, transaction financed by capital increases and bank debt.

In terms of leverage, Grupo Herdez, S.A de C.V. improved its position from 48.8% of total liabilities in the previous year, to 47.7% at the closing of the first quarter.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

Interest bearing debt of 1,092 million pesos was also lower than the previous year's level of 1,103 million pesos, for a reduction of 9 million pesos despite the acquisition of assets by Barilla de Mexico, S.A. de C.V. At the end of the quarter, 55.3% of the Grupo's total interest bearing debt was denominated in pesos with the balance, 44.7%, in dollars, 41.4% represented short-term debt while 58.6% was long-term, proportions that show an adequate debt management.

We continued to implement our divestiture program focusing principally in the sale of unproductive assets, such as distribution centers, operations incompatible with our basic product lines, unprofitable products, and the evaluation of some of the Grupo's divisions which may be advantageous to divest.

With great satisfaction we announce that on February 22 of this year, our Mexico Plant received the recommendation for the certification ISO 9000. With this addition, we now have four production plants with this certification, in addition to the Mexico Distribution Center. We continue to work towards achieving this certification for the rest of our production plants.

We trust that the economic forecasts expected for the third and fourth quarters of this year are favorable, domestically and internationally, to allow us to show a clear improvement in the results for Grupo Herdez.

TODAY, TOMORROW AND ALWAYS.

WITH ALL TRUST … IS HERDEZ.

Enrique Hernandez-Pons Torres
President

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

NOTE 1. STRUCTURE OF THE COMPANY.

THE MAIN ACTIVITIES OF GRUPO HERDEZ ARE:

A) TO PROMOTE, CONSTITUTE, ORGANIZE, AND TAKE SHARE IN THE CAPITAL STOCK OF ALL ENTERPRISES, AS MEXICANS TO FOREIGNS, AND TO SHARE IN THEIR ADMINISTRATION OR LIQUIDATION.

B) THE ACQUISITION, SELLING AND THE NEGOTIATIONS OF ALL KIND OF SECURITIES PERMITTED BY LAW, WITHOUT TO MAKE ACTS OF INTERMEDIATION IN THE MEXICAN MARKET STOCK.

GRUPO HERDEZ SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES:

HERDEZ, S.A. DE C.V., GRUPO BUFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MCCORMICK DE MEXICO, S.A. DE C.V., AND SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V.

HERDEZ, S.A. DE C.V. SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES: ARPONS, S.A. DE C.V., HERIMEX, S.A. DE C.V., HERSAIL, S.A. DE C.V., HERPORT, S.A. DE C.V. AND GRUPO INMOBILIARIO.

NOTE 2. ACCOUNTING POLICIES.

A) ALL THE MAIN OPERATIONS AND BALANCES INTER COMPANIES ARE ELIMINATED IN THE CONSOLIDATION. IN THE INDIVIDUAL COMPARATIVE FINANCIAL STATEMENTS ARE PRESENTED THE INVESTMENT IN SUBSIDIARIES WITH THE EQUITY METHOD. NET GOODWILL IS ADDED TO THIS ROW.

B) SHORT TERM INVESTMENTS ARE STATED AT COST, APPROXIMATES MARKET VALUE.

C) INVENTORIES ARE EXPRESSED AT THE LAST PURCHASE PRICE OR PRODUCTION COST, WHICH DOES NOT EXCEED MARKET. COST OF SALES IS DETERMINED BY THE LAST-IN FIRST-OUT METHOD.

D) PROPERTY, PLANT AND EQUIPMENT AND THE RELATED ACCUMULATED DEPRECIATION ARE RESTATED BY APPLYING THE NATIONAL CONSUMER PRICE INDEX (NCPI) IN ACCORDANCE WITH THE FIFTH SERIES OF AMENDMENTS TO STATEMENT B-10 OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. (MIPA)

THE ADMINISTRATION OF THE COMPANY CONSIDERED THAT THE UPDATING OF THE FIXED ASSETS OF 2001, WOULD BE GREATER THAN THE MARKET VALUE , FOR THIS REASON THE VALUE OF THE FIXED ASSETS WERE LIMITED UNTIL 31 AS DECEMBER OF 2001.

AS THE SAME WAY, THE SHIPS OF YAVAROS WILL BE UPDATED WITH THE NPCI OF THE COUNTRY WHERE WERE ACQUIRED, BECAUSE THE VALUE IS MORE REALISTIC ACCORDING WITH THEIR CHARACTERISTICS.

E) TRANSACTIONS IN FOREIGN CURRENCY ARE RECORDED AT THE RATES OF EXCHANGE PREVAILING ON THE DATES THEY ARE ENTERED INTO AND/OR SETTLED. ASSETS AND LIABILITIES DENOMINATED IN SUCH CURRENCIES ARE STATED AT THE MEXICAN PESO EQUIVALENTS RESULTING FROM APPLYING THE YEAR -END RATES. EXCHANGE DIFFERENCES ARISING FROM FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE DATES ON WHICH TRANSACTIONS ARE ENTERED AND THOSE ON WHICH THEY ARE SETTLED, OR THE BALANCE SHEET DATES, ARE CHARGED OR CREDITED TO INCOME.

NOTE 3. PROPERTY, PLANT AND EQUIPMENT.

THESE DATA CAN BE LOCATED IN THE ANNEX 4.

NOTE 4. CONTINGENT LIABILITIES.

THIS BALANCE IS INTEGRATED FOR THE SENIORITY PREMIUMS THAT ALL THE WORKERS HAVE RIGTH WHEN THEY FINISH THEIR LABOR RELATION AFTER 12 YEARS OF SERVICE ACCORDING WITH THE COLLECTIVE LABOR CONTRACT LESS THE AMOUNT THAT THE COMPANY HAS IN AN IRREVOCABLE TRUST FUND. ALL THE AMOUNTS HAVE BEEN DETERMINED BASED ON ACTUARIAL CALCULATIONS.

BELOW IS A SUMMARY OF THE MAIN CONSOLIDATED FINANCIAL DATA RELATIVE TO THE SENIORITY PREMIUMS AND PENSION PLANS.

	2001
PROJECTED BENEFIT OBLIGATION	(48,550)
PLAN ASSETS AT MARKET VALUE	5,815
UNAMORTIZED PRIOR SERVICE COST	23,103
UNAMORTIZED VARIATION IN ASSUMPTIONS AND ACTUARIAL ADJUSTMENTS	536
PROJECTED NET LIABILITY	(19,096)
ACCUMULATED BENEFIT OBLIGATION	(15,430)
UNAMORTIZED TRANSITION ASSET	(3,666)
NET COST FOR THE PERIOD	$ 6,426

THE TRANSITION LIABILITY IS AMORTIZED BY THE STRAIGHT LINE METHOD OVER THE AVERAGE REMAINING USEFUL LIVES OF THE EMPLOYEES EXPECTED TO RECEIVE THE BENEFITS (APPROXIMATELY 16 YEARS).

OTHER COMPENSATIONS BASED ON LENGTH OF SERVICE TO WHICH EMPLOYEES MAY BE ENTITLED IN THE EVENT OF DISMISSAL OR DEATH, IN ACCORDANCE WITH THE FEDERAL LABOR LAW, ARE CHARGED TO INCOME IN THE YEAR IN WCHICH THEY BECOME PAYABLE.

NOTE 5. EQUITY.
EQUITY IS INTEGRATED AS FOLLOWS:

	HISTORICAL	RESTATEMENT	TOTAL
CAPITAL STOCK	422,825	325,142	747,967
PREMIUM IN SALES OF SHARES	43,571	130,147	173,717

LEGAL RESERVE	26,911	33,790	60,701
RETAINED EARNINGS	1.073,880	1,010,819	2,084,699
REPURCHASE FUND	29,716	126,826	156,542
ACCUMULATED DEFFERRED TAX	15,831	2,176	18,007
DEFICIT IN THE RESTATEMENT OF CAPITAL		(1,728,586)	(1,728,586)
NET INCOME	42,281	0	42,281
TOTAL	1,655,015	(99,687)	1,555,328

NOTE 6. REPURCHASE FUND.

IN EXTRAORDINARY MEETING CELEBRATED IN MARCH 1994, PRIOR AGREEMENT OF THE BOARD OF DIRECTORS AND IN TERMS OF THE SECURITIES MARKET LAW IT WAS DECIDED TO CREATE THIS REPURCHASE FUND IN AN AMOUNT OF $50,000 NOMINAL.
THIS FUND HAS BEEN UTILIZED SINCE JUNE 1998 ACQUIRING 2,564,000 TO $3.74 PER SHARE IN AVERAGE.
DURING 1999 3,399,000 MORE SHARES WERE ACQUIRED AT $3.1093 AVERAGE PRICE PER SHARE.
DURING 2000 1,566,000 MORE SHARES WERE ACQUIRED AT $3.0477 AVERAGE PRICE PER SHARE.
DURING 2001 1,915,037 MORE SHARES WERE ACQUIRED AT $2.5030 AVERAGE PRICE PER SHARE.

NOTE 7. COMPREHENSIVE FINANCING COST.

	CONSOLIDATED DATA
PAID INTERESTS	23,890
GAIN INTERESTS	2,962
EXCHANGE LOSS	(7,406)
GAIN ON NET MONETARY POSITION	(6,162)
TOTAL	7,360

NOTE 8. DEFFERRED TAXES.

IN ACCORDANCE WITH ACCOUNTING PRINCIPLES, WE HAVE TO RECOGNIZE SINCE THIS BEGINNING OF THE YEAR THE DEFFERRED TAXES OF INCOME TAX DERIVATED OF THE COMPARISON OF FISCAL AND ACCOUNT VALUES OF INVENTORIES AND FIXED ASSETS.

THE ACCUMULATED EFFECTS AT 31 OF MARCH WERE:

IN RESULTS: IN THE PROVISION TAXES	(50,374)
IN LIABILITIES: IN DEFFERRED TAXES	330,453

NOTE 9. MONTHLY NET INCOME (HISTORICAL AND UPDATED)

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

MONTH	HISTORICAL INCOME MONTHLY	HISTORICAL INCOME ACCUMULATED	N P C I CLOSING	ORIGEN	FACTOR ACTUALIZ	UPDATED INCOME MONTHLY	UPDATED INCOME ACCUMULATED
APR	7,135	30,434	356.247	342.098	1.0414	7,430	7,430
MAY	7,135	37,569	356.247	342.883	1.0390	7,413	14,843
JUN	7,133	44,702	356.247	343.694	1.0365	7,394	22,237
JUL	7,595	52,297	356.247	342.801	1.0392	7,893	30,130
AUG	7,595	59,892	356.247	344.832	1.0331	7,846	37,976
SEP	7,588	67,480	356.247	348.042	1.0236	7,768	45,744
OCT	20,692	20,692	356.247	349.615	1.0190	21,085	66,828
NOV	20,692	41,384	356.247	350.932	1.0151	21,005	87,834
DEC	20,691	62,075	356.247	351.418	1.0137	20,974	108,808
JAN	7,766	7,766	356.247	354.662	1.0045	14,113	122,921
FEB	7,766	15,532	356.247	354.434	1.0051	14,122	137,043
MAR	7,767	23,299	356.247	356.247	1.0000	14,046	151,089

AT MARCH 31, 2002 THE COMPANY HAD THE FOLLOWING MONETARY ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

	CONSOLIDATED
MONETARY ASSETS	4,950
MONETARY LIABILITIES	54,038
NET POSITION	(49,088)

AT MARCH 31, 2002, THE COMPANY HAD THE FOLLOWING NON MONETARY ASSETS IN FOREIGN CURRENCY.

	CONSOLIDATED
INVENTORIES	2,450
MACHINERY AND EQUIPMENT	87,560
TOTAL	90,010

DATA OF TRADE BALANCE CAN BE SEEN IN THE ANEX 6.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)		MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
					\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES						
1	HERDEZ, S.A. DE C.V.	PRODS ALIMENT ENVAS	300,000,000	100.00	204,258	776,363
2	MCCORMICK DE MEXICO, S.A. DE C.V.	PRODS ALIMENT ENVAS	450,000,000	50.00	163,603	369,875
3	GRUPO BUFALO, S.A. DE C.V.	PRODS ALIMENT ENVAS	37,000,063	100.00	64,500	90,555
4	MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	95.00	20,350	27,590
5	YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,281,111	100.00	12,000	105,740
6	HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODS ALIM	1,000,000	50.00	30,000	46,650
7	ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	99.99	20,000	41,983
8	ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V.	PROD VEGET DESHIDRAT	5,388,187	100.00	35,460	56,762
9	HERSEA, S.A. DE C.V.	PESCA Y COMERCIALIZACION DE PROD MAR	40,050	100.00	40,050	35,151
10	SOCIEDAD DE DESARROLLO AGRICOLA, S.A. DE C.V.	PRODUCC AGROPECUARIA, FORESTAL Y APIC	4,550,000	50.00	2,275	1,972
11	BARILLA MEXICO, S.A. DE C.V.	IMPORT DE PASTAS Y SALSAS	1	50.00	58,874	65,311
TOTAL INVESTMENT IN SUBSIDIARIES					**651,370**	**1,617,952**
ASSOCIATEDS						
1	OTRAS AFILIADAS		1	0.00	154,545	154,545
TOTAL INVESTMENT IN ASSOCIATEDS					**154,545**	**154,545**
OTHER PERMANENT INVESTMENTS						**0**
TOTAL						**1,772,497**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODIHERDEZ
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: 1 YEAR: **2002**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	99,770	21,191	78,579	340,652	140,343	278,888
MACHINERY	813,375	188,580	624,795	898,893	440,531	1,083,157
TRANSPORT EQUIPMENT	19,934	10,118	9,816	32,277	20,684	21,409
OFFICE EQUIPMENT	19,647	8,640	11,007	31,962	22,482	20,487
COMPUTER EQUIPMENT	28,443	19,895	8,548	10,114	6,309	12,353
OTHER	5,797	230	5,567	2,403	62	7,908
DEPRECIABLES TOTAL	**986,966**	**248,654**	**738,312**	**1,316,301**	**630,411**	**1,424,202**
NOT DEPRECIATION ASSETS						
GROUNDS	32,970	0	32,970	141,754	0	174,724
CONSTRUCTIONS IN PROCESS	138,903	0	138,903	36,996	0	175,899
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**171,873**	**0**	**171,873**	**178,750**	**0**	**350,623**
TOTAL	**1,158,839**	**248,654**	**910,185**	**1,495,051**	**630,411**	**1,774,825**

STOCK EXCHANGE CODIHERDEZ
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 1 YEAR: 2002

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED DEBT																
Banamex	22/12/2003	9.32	0	92,500	0	0	0	0	0	0	0	0	0	0	0	0
Banamex	31/03/2003	9.32	30,000	0	0	0	0	0	0	0	0	0	0	0	0	0
Bancomer	02/04/2002	8.85	50,000	0	0	0	0	0	0	0	0	0	0	0	0	0
Ixe Banco	17/04/2002	9.35	15,000	0	0	0	0	0	0	0	0	0	0	0	0	0
Ixe Banco	02/04/2002	8.80	17,000	0	0	0	0	0	0	0	0	0	0	0	0	0
Ixe Banco	17/04/2002	9.35	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
Ixe Banco	02/04/2002	8.80	12,000	0	0	0	0	0	0	0	0	0	0	0	0	0
Bital	02/04/2002	8.70	55,000	0	0	0	0	0	0	0	0	0	0	0	0	0
Inbursa	18/03/2007	9.72	0	130,000	0	0	0	0	0	0	0	0	0	0	0	0
Inbursa	10/04/2002	9.20	20,000	0	0	0	0	0	0	0	0	0	0	0	0	0
Inbursa	15/04/2002	9.75	12,000	0	0	0	0	0	0	0	0	0	0	0	0	0
Inbursa	18/03/2007	9.72	0	100,000	0	0	0	0	0	0	0	0	0	0	0	0
Inbursa	23/04/2002	9.35	23,000	0	0	0	0	0	0	0	0	0	0	0	0	0
Inbursa	01/04/2002	9.20	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
Inbursa	10/04/2002	9.20	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
Inbursa	03/04/2002	9.35	18,000	0	0	0	0	0	0	0	0	0	0	0	0	0
ScotiaBank Inverlat	03/04/2002	9.35	6,000	0	0	0	0	0	0	0	0	0	0	0	0	0
Banamex	31/03/2003	5.76	0	0	0	45,075	0	0	0	0	0	0	0	0	0	0
Banamex	31/03/2004	5.76	0	0	0	0	22,538	22,538	0	0	0	0	0	0	0	0
Banamex	31/03/2003	6.06	0	0	0	14,648	0	0	0	0	0	0	0	0	0	0
Banamex	12/06/2009	6.06	0	0	0	0	17,243	17,243	17,243	68,968	0	0	0	0	0	0
Banamex	31/03/2003	5.83	0	0	0	5,409	0	0	0	0	0	0	0	0	0	0
Banamex	31/05/2005	5.83	0	0	0	0	6,085	6,085	0	0	0	0	0	0	0	0
Banamex	31/03/2003	5.83	0	0	0	6,311	0	0	0	0	0	0	0	0	0	0
Banamex	31/05/2005	5.83	0	0	0	0	7,099	7,099	0	0	0	0	0	0	0	0
California Commerce Bank	05/09/2003	5.25	0	0	0	0	54,090	0	0	0	0	0	0	0	0	0
California Commerce Bank	05/09/2003	5.25	0	0	0	0	45,075	0	0	0	0	0	0	0	0	0
California Commerce Bank	05/09/2003	5.25	0	0	0	0	13,523	0	0	0	0	0	0	0	0	0
California Commerce Bank	05/09/2003	5.25	0	0	0	0	11,720	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
Inbursa	05/09/2003	3.75	0	0	0	99,165	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			282,000	322,500	0	170,608	177,373	52,965	17,243	68,968	0	0	0	0	0	0
PROVEEDORES																
VARIOS PROVEEDORES			234,277	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			234,277	0	0	0	0	0	0	0	0	0	0	0	0	0
OTRAS CUENTAS POR PAGAR			81,329	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			81,329	0	0	0	0	0	0	0	0	0	0	0	0	0
			597,606	**322,500**	**0**	**170,608**	**177,373**	**52,965**	**17,243**	**68,968**	**0**	**0**	**0**	**0**	**0**	**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	6,806	61,929	0	0	61,929
OTHER	0	0	0	0	0
TOTAL	**6,806**	**61,929**			**61,929**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	2,167	19,779	0	0	19,779
INVESTMENTS	0	0	0	0	0
OTHER	2,890	26,378	0	0	26,378
TOTAL	**5,057**	**46,157**			**46,157**
NET BALANCE	**1,749**	**15,772**			**15,772**
FOREING MONETARY POSITION					
TOTAL ASSETS	**4,950**	**42,567**	0	0	**42,567**
LIABILITIES POSITION	**54,039**	**487,157**			**487,157**
SHORT TERM LIABILITIES POSITION	18,925	170,608	0	0	170,608
LONG TERM LIABILITIES POSITION	35,114	316,549	0	0	316,549
NET BALANCE	**(49,089)**	**(444,590)**			**(444,590)**

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA LOS DATOS DE POSICION EN MONEDA EXTRANJERA FUE DE: 9.015

EL TIPO DE CAMBIO UTILIZADO PARA LOS DATOS DE LA BALANZA COMERCIAL FUE DE: 9.099

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**HERDEZ** QUARTER: **1** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,843,624	2,273,804	(430,180)	0.01	3,971
FEBRUARY	1,633,737	2,182,843	(549,106)	0.01	(353)
MARCH	1,586,847	2,087,210	(500,363)	0.01	2,544
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					6,162

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
N O A P L I C A B L E

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA MÉXICO	FAB MAY, MOST, JUGOS Y MERM	11,500	60
PLANTA S.L.P. LA PAZ	FAB MAY, MOST, ESPECIAS, TES	5,000	65
PLANTA S.L.P. INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS	5,500	76
PLANTA VERACRUZ	FAB CHILES, FRUTAS, JUGOS	6,000	50
PLANTA ENSENADA	FAB SALSAS, ACEITUNAS	1,500	96
PLANTA YAVAROS	ENLATADO DE SARDINA	800	95
PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	75
PLANTA VALLEJO	FAB DE CREMAS, JABONES	500	50
CENTRO DISTR MÉXICO	DISTR PROD HERDEZ, D MARIA, MCCORMICK	17,272	95
CENTRO DISTR CHIHUAHUA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,300	90
CENTRO DISTR S.L.P.	DISTR PROD HERDEZ, D MARIA, MCCORMICK	6,420	90
CENTRO DISTR GUADALAJARA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,843	90
CENTRO DISTR MÉRIDA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	1,600	90
CENTRO DISTR TIJUANA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,355	90
CENTRO DISTR MONTERREY	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,204	90
CENTRO DISTR PUEBLA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	5,550	90

NOTES

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**

GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
	VASO		VITROCRISA		2.21
	CARTON		ENVASES Y EMPAQUES DE MEXICO		2.49
	ETIQUETA		LITOPLAS		2.16
	TAPA		ALUCAPS MEXICANA		3.49
	BOTE		INDUSTRIA METALICA DEL ENVASE		10.81
	FRASCO		VIDRIERA QUERETARO		10.91
	PLASTICOS		LITOPLAS		0.53
	TETRAPAK		TETRAPAK		0.40
	PELICULAS		PRORUSA		0.07
	CAJILLA		PAESANO PRINTING		0.40
	ACEITE DE SOYA		ACEITES CARGILL		9.39
	VIDRIERA GUDALAJARA, S.A. DE				
	VIDRIERA MEXICALI, S.A. DE C.				
	J. PARRA E HIJOS, S.A. DE C.				
	PRODUCTOS PICANTES DE BAJA CA				
	SALAS LIGA CONCEPCION				

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **1** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS **CONSOLIDATED**
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS	2,591	149,852	2,879	438,927		HERDEZ	CIFRA WALL MART
JUGOS FRUTAS Y POST	673	43,818	748	94,291		DOÑA MARIA	COMERCIAL MEXICAN/
VEGETALES	574	56,622	638	105,498		MCCORMICK	GIGANTE
MARISCOS Y CARNES	719	89,761	654	134,890		HORMEL	SORIANA
VARIOS	60	19,247	56	23,506		YAVAROS	ISSSTE
PASTAS Y SALSAS	1,500	25,310	1,369	56,247		BUFALO	
TOTAL		384,610		853,359			

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS			473	40,244	USA	HERDEZ	
JUGOS FRUTAS Y POST			19	1,667	CENTROAMERICA	DOÑA MARIA	
VEGETALES			169	13,139	SUDAMERICA	BUFALO	
MARISCOS Y CARNES			64	6,879	EUROPA		
VARIOS							
TOTAL				61,929			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** 241,312,699

Number of shares Outstanding at the Date of the NFEA: 422,555,963
(Units)

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001 338,068,050

Number of shares Outstanding at the Date of the NFEA: 422,555,963
(Units)

STOCK EXCHANGE COI **HERDEZ** QUARTER: **4** YEAR: **1999**
GRUPO HERDEZ, S.A. DE C.V.

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2001**	
Number of shares Outstanding at the Date of the NFEA :	0
(Units)	0

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

STOCK EXCHANGE COI HERDEZ QUARTER: 1 YEAR: 2002

RAZON SOCIAL: **GRUPO HERDEZ, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **0000**	0
Number of Shares Outstanding at the Date of the NFEAR: (Units)	0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF ENERO OF	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **1** YEAR **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
*		0	43,200,000	379,355,963	278,091,872	144,464,091	43,227	379,598
TOTAL			**43,200,000**	**379,355,963**	**278,091,872**	**144,464,091**	**43,227**	**379,598**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
422,555,963
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
*	9,444,037	3.14839	2.85000

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ FECHA: 4/12/2002 13:48

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO HERDEZ, S.A. DE C.V.
DO MICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	201-56-55
FAX:	5-201-57-99
E-MAIL:	
DIRECCION DE INTERNET	www.grupoherdez.com.mx

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GHE910910H19
DOMICILIO	CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA:	ARGENTINA PONIENTE
C. POSTAL:	11230
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	C.P. JOSE GUADALUPE VEGA ELIAS
DOMICILIO:	CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA:	ARGENTINA PONIENTE
C. POSTAL:	11230
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5-576-31-00 EXT. 1200
FAX:	55-76-25-24
E-MAIL:	jvega@herdez.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE Y DIRECTOR GENERAL
NOMBRE:	LIC. ENRIQUE HERNÁNDEZ PONS-TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-49
FAX:	5-201-57-99
E-MAIL:	ehpt@herdez.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	PRESIDENTE Y DIRECTOR GENERAL
NOMBRE:	LIC. ENRIQUE HERNÁNDEZ - PONS TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ   FECHA: 4/12/2002 13:48

TELEFONO:	5-201-57-48, 49, 40, 41
FAX:	5-201-57-99
E-MAIL:	ehpt@herdez.com.mx, hhpt@herdez.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. PABLO LEZAMA VÉLEZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-23
FAX:	5-201-57-98
E-MAIL:	plv@herdez.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE:	C.P. ERNESTO RAMOS ORTIZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
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PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
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DOMICILIO:	MONTE PELVOUX # 215

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ FECHA: 4/12/2002 13:48

COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
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MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: YEAR:

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY** TO **30** OF **JUNE** OF **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. PABLO LEZAMA VELEZ
DIRECTOR DE FINANZAS

C.P. ERNESTO RAMOS ORTIZ.
DIRECTOR DE ADMINISTRACIÓN.

MEXICO, D.F., AT DECEMBER 5 OF 2002

03 JAN 28 AM 7:21

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** Quarter: **2** Year: **2002**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**3,932,947**	100	**3,898,279**	100
2	**CURRENT ASSETS**	**1,868,486**	**48**	**1,915,549**	**49**
3	CASH AND SHORT-TERM INVESTMENTS	49,405	1	112,759	3
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	664,502	17	556,849	14
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	295,913	8	336,646	9
6	INVENTORIES	774,538	20	799,080	20
7	OTHER CURRENT ASSETS	84,128	2	110,215	3
8	**LONG-TERM**	**152,614**	**4**	**133,552**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	152,614	4	133,552	3
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,715,620**	**44**	**1,728,200**	**44**
13	PROPERTY	648,995	17	643,397	17
14	MACHINERY AND INDUSTRIAL	1,599,930	41	1,585,263	41
15	OTHER EQUIPMENT	147,493	4	147,508	4
16	ACCUMULATED DEPRECIATION	893,933	23	837,707	21
17	CONSTRUCTION IN PROGRESS	213,135	5	189,739	5
18	**DEFERRED ASSETS (NET)**	**196,227**	**5**	**120,978**	**3**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**2,030,190**	100	**1,984,356**	
21	**CURRENT LIABILITIES**	**926,504**	**46**	**904,837**	**46**
22	SUPPLIERS	293,555	14	226,059	11
23	BANK LOANS	457,161	23	552,787	28
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	91,711	5	40,138	2
26	OTHER CURRENT LIABILITIES	84,077	4	85,853	4
27	**LONG-TERM LIABILITIES**	**767,043**	**38**	**666,339**	**34**
28	BANK LOANS	767,043	38	666,339	34
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**316,529**	**16**	**402,985**	**20**
32	**OTHER LIABILITIES**	**20,114**	1	**10,195**	1
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,902,757**		100 **1,913,923**	
34	**MINORITY INTEREST**	**389,036**	**20**	**337,392**	**18**
35	**MAJORITY INTEREST**	**1,513,721**	**80**	**1,576,531**	**82**
36	**CONTRIBUTED**	**931,959**	**49**	**936,645**	**49**
37	PAID-IN CAPITAL STOCK (NOMINAL)	422,825	22	424,106	22
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	333,480	18	336,251	18
39	PREMIUM ON SALES OF SHARES	175,654	9	176,288	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**581,762**	**31**	**639,886**	**33**
42	RETAINED EARNINGS AND CAPITAL RESERVE	2,099,593	110	2,115,777	111
43	REPURCHASE FUND OF SHARES	158,287	8	160,578	8
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(1,744,601)	(92)	(1,683,766)	(88)
45	NET INCOME FOR THE YEAR	68,483	4	47,297	2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2002**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**49,405**	**100**	**112,759**	**100**
46	CASH	0	0	0	0
47	SHORT-TERM INVESTMENTS	49,405	100	112,759	100
18	**DEFERRED ASSETS (NET)**	**196,227**	**100**	**120,978**	
48	AMORTIZED OR REDEEMED EXPENSES	196,227	100	120,978	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**926,504**	**100**	**904,837**	
52	FOREING CURRENCY LIABILITIES	82,161	9	92,011	10
53	MEXICAN PESOS LIABILITIES	844,343	91	812,826	90
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**84,077**		**100** **85,853**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	84,077	100	85,853	100
27	**LONG-TERM LIABILITIES**	**767,043**	**100**	**666,339**	
59	FOREING CURRENCY LIABILITIES	292,043	38	372,535	56
60	MEXICAN PESOS LIABILITIES	475,000	62	293,804	44
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS		0		0
62	MEDIUM TERM NOTES		0		0
30	**OTHER LOANS**	**0**	**100**	**0**	
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	**316,529**	**100**	**402,985**	
65	NEGATIVE GOODWILL	0	0	2,669	1
66	DEFERRED TAXES	316,529	100	400,316	99
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**20,114**	**100**	**10,195**	
68	RESERVES	20,114	100	10,195	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,744,601)**		**00** **(1,683,766)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(1,744,601)	(100)	(1,683,766)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	941,982	1,010,712
73	PENSIONS FUND AND SENIORITY	5,640	2,333
74	EXECUTIVES (*)	16	13
75	EMPLOYERS (*)	1,946	1,842
76	WORKERS (*)	3,254	2,917
77	CIRCULATION SHARES (*)	422,555,963	423,836,200
78	REPURCHASED SHARES (*)	9,444,037	8,163,800

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**2,071,497**	**100**	**1,865,680**	**100**
2	COST OF SALES	1,180,465	57	1,093,746	59
3	**GROSS INCOME**	**891,032**	**43**	**771,934**	**41**
4	OPERATING	632,108	31	596,049	32
5	**OPERATING**	**258,924**	**12**	**175,885**	**9**
6	TOTAL FINANCING	67,249	3	24,635	1
7	**INCOME AFTER FINANCING COST**	**191,675**	**9**	**151,250**	**8**
8	OTHER FINANCIAL OPERATIONS	(12,947)	(1)	(4,351)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**204,622**	**10**	**155,601**	**8**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	67,844	3	60,333	3
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**136,778**	**7**	**95,268**	**5**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	1,645	0	466	0
13	**CONSOLIDATED NET INCOME OF**	**138,423**	**7**	**95,734**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**138,423**	**7**	**95,734**	**5**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**138,423**	**7**	**95,734**	**5**
19	NET INCOME OF MINORITY INTEREST	69,940	3	48,437	3
20	**NET INCOME OF MAJORITY INTEREST**	**68,483**	**3**	**47,297**	**3**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
R		Amount	%	Amount	%
1	**NET SALES**	**2,071,497**	**100**	**1,865,680**	**100**
21	DOMESTIC	1,932,287	93	1,719,183	92
22	FOREIGN	139,210	7	146,497	8
23	TRANSLATED INTO DOLLARS (***)	15,044	1	14,778	1
6	**TOTAL FINANCING COST**	**67,249**	**100**	**24,635**	**100**
24	INTEREST PAID	53,290	79	79,723	324
25	EXCHANGE LOSSES	31,117	46	0	0
26	INTEREST EARNED	6,562	10	23,027	93
27	EXCHANGE PROFITS	0	0	20,277	82
28	GAIN DUE TO MONETARY POSITION	(10,596)	(16)	(11,784)	(48)
8	**OTHER FINANCIAL OPERATIONS**	**(12,947)**	**100**	**(4,351)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(12,947)	(100)	(4,351)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**67,844**	**100**	**60,333**	**100**
32	INCOME TAX	132,252	195	60,333	100
33	DEFERED INCOME TAX	(64,408)	(95)	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	2,278,647	1,975,581
37	NET INCOME OF THE YEAR	193,840	164,280
38	NET SALES (**)	4,227,763	3,940,142
39	OPERATION INCOME (**)	524,007	429,415
40	NET INCOME OF MAYORITY INTEREST(**)	156,126	132,187
41	NET CONSOLIDATED INCOME (**)	292,230	238,033

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**138,423**	**95,734**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	91,925	25,607
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**230,348**	**121,341**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	6,447	25,348
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**236,795**	**146,689**
6	CASH FLOW FROM EXTERNAL FINANCING	123,308	80,666
7	CASH FLOW FROM INTERNAL FINANCING	(160,175)	(147,972)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(36,867)**	**(67,306)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(196,487)**	**(95,641)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	3,441	(16,258)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	45,964	129,017
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	49,405	112,759

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**91,925**	**25,607**
13	DEPRECIATION AND AMORTIZATION FOR THE	59,292	50,572
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	3,161	(4,222)
15	+ (-) NET LOSS (PROFIT) IN MONEY	31,117	(20,277)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(1,645)	(466)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**6,447**	**25,348**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	63,803	198,262
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	6,078	(28,619)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	67,205	(73,175)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(1,224)	(18,015)
22	+ (-) INCREASE (DECREASE) IN OTHER	(129,415)	(53,105)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**123,308**	**80,666**
23	+ SHORT-TERM BANK AND STOCK MARKET	31,117	173,264
24	+ LONG-TERM BANK AND STOCK MARKET	121,426	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(29,235)	(92,598)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(160,175)**	**(147,972)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	58,608	0
31	(-) DIVIDENS PAID	(218,783)	(147,972)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(196,487)**	**(95,641)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(24,034)	(1,270)
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(127,212)	(43,464)
36	(-) INCREASE IN CONSTRUCTIONS IN	40,108	(36,583)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(85,349)	(14,324)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** **2002**
GRUPO HERDEZ, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	6.68	%	5.13	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	10.31	%	8.38	%
3	NET INCOME TO TOTAL ASSETS (**)	7.43	%	6.11	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	53.24	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	7.65	%	12.31	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.07	times	1.01	times
7	NET SALES TO FIXED ASSETS (**)	2.46	times	2.28	times
8	INVENTORIES ROTATION (**)	3.14	times	2.77	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	50	days	47	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.60	%	13.10	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	51.62	%	50.90	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.07	times	1.04	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	18.43	%	23.41	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	44.71	%	38.56	%
15	OPERATING INCOME TO INTEREST PAID	4.86	times	2.21	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.08	times	1.99	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.02	times	2.12	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.18	times	1.23	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.92	times	0.97	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	5.33	%	12.46	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	11.12	%	6.50	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.31	%	1.36	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	4.44	times	1.84	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(334.47)	%	(119.85)	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	434.47	%	219.85	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	64.74	%	45.44	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.37	$ 0.31
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.37	$ 0.31
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 3.58	$ 3.72
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.17	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	1.09 times	0.92 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	10.55 times	10.55 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) · TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

July 25th, 2002

Dear Board Members:

With great pride we inform today that the recent joint venture in our pasta division with Barilla has been successful. After only 5 months of operations, its contribution to the company's results is significant, representing 9.4% of the total sales during the second quarter of this year.

During this period, the group's net sales reached Ps. 1.145 billion, an increase of 17.8% compared to the second quarter of the year 2001.

Consolidated Sales, excluding the Barilla operation, also posted strong growths in terms of volume and pesos by 12.7% and 6.6%, respectively.

These improvements are mainly due to a better performance in our sauces and dressings, and meat and seafood business lines.

On the other hand, we continue to face a highly competitive market in terms of prices in our juice, fruits and desserts, as well as our vegetables business lines.

As a result of this current environment we will continue launching strong promotional and marketing campaigns to lessen the impact. We are also evaluating different alternatives to strengthen this business lines as we are firmly decided to maintain our leading position in the market.

Our operating profit increased 62.6% during the quarter reaching Ps. 141.9 million which favorably compares to the Ps. 87.2 million registered in the same quarter of last year.

EBITDA during the quarter was Ps. 171 million, up by 52.9% or Ps. 59 million above the comparable period of 2001. Likewise, we experienced an EBITDA margin expansion of 340 basis points to 14.9%.

During the second quarter, the comprehensive cost of financing increased Ps. 47 million, as a result of a weaker peso against the US dollar, as opposed to the foreign exchange income registered in the same quarter of 2001.

Notwithstanding the traditional seasonality of our business, our overall first semester results are highly positive, sales grew 11%, meanwhile operating income, EBITDA and net income, increased by more than 40%.

Excluding Barilla, operating income and EBITDA results in our same brands portfolio, grew more than 17% during the quarter.

Export volume grew 16% increase in volume during the quarter, meanwhile sales in pesos remained almost equal as a result of the foreign exchange behavior.

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

In the second quarter we sold and leased-back two of our three tuna vessels almost US$ 11 million dollars under favorable financial conditions.

We continued to restructure our debt profile with a decrease in short term maturities to 37% of total debt compared to 41% in the first quarter of this year, meanwhile our dollar-denominated liabilities decreased from 45% to 31% of total interest-bearing debt.

Total interest-bearing borrowings remained unchanged compared to the first quarter of 2001.

We continue analyzing the possibility to issue debt securities.

Regarding our capital expenditures, we acquired a 183 hectares property in San Luis Potosi, with the following purposes:

· The construction of a new and more efficient McCormick production plant with greater capacity.

· Building the Barilla Mexico production plant, and

· -Having a new macro-distribution center for our products.

We are firmly convinced that we will experience a national and international economic recovery during the second semester, that will allow us to consolidate and improve our business in the different markets we participate.

TODAY, TOMORROW AND ALWAYS...

WITH ALL TRUST IS... HERDEZ.

Enrique Hernández-Pons Torres
Chairman.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

NOTE 1. STRUCTURE OF THE COMPANY.

THE MAIN ACTIVITIES OF GRUPO HERDEZ ARE:

A) TO PROMOTE, CONSTITUTE, ORGANIZE, AND TAKE SHARE IN THE CAPITAL STOCK OF ALL ENTERPRISES, AS MEXICANS TO FOREIGNS, AND TO SHARE IN THEIR ADMINISTRATION OR LIQUIDATION.

B) THE ACQUISITION, SELLING AND THE NEGOTIATIONS OF ALL KIND OF SECURITIES PERMITTED BY LAW, WITHOUT TO MAKE ACTS OF INTERMEDIATION IN THE MEXICAN MARKET STOCK.

GRUPO HERDEZ SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES:

HERDEZ, S.A. DE C.V., GRUPO BUFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MCCORMICK DE MEXICO, S.A. DE C.V., AND SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V.

HERDEZ, S.A. DE C.V. SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES: ARPONS, S.A. DE C.V., HERIMEX, S.A. DE C.V., HERSAIL, S.A. DE C.V., HERPORT, S.A. DE C.V. AND GRUPO INMOBILIARIO.

NOTE 2. ACCOUNTING POLICIES.

A) ALL THE MAIN OPERATIONS AND BALANCES INTER COMPANIES ARE ELIMINATED IN THE CONSOLIDATION. IN THE INDIVIDUAL COMPARATIVE FINANCIAL STATEMENTS ARE PRESENTED THE INVESTMENT IN SUBSIDIARIES WITH THE EQUITY METHOD. NET GOODWILL IS ADDED TO THIS ROW.

B) SHORT TERM INVESTMENTS ARE STATED AT COST, APPROXIMATES MARKET VALUE.

C) INVENTORIES ARE EXPRESSED AT THE LAST PURCHASE PRICE OR PRODUCTION COST, WHICH DOES NOT EXCEED MARKET. COST OF SALES IS DETERMINED BY THE LAST-IN FIRST-OUT METHOD.

D) PROPERTY, PLANT AND EQUIPMENT AND THE RELATED ACCUMULATED DEPRECIATION ARE RESTATED BY APPLYING THE NATIONAL CONSUMER PRICE INDEX (NCPI) IN ACCORDANCE WITH THE FIFTH SERIES OF AMENDMENTS TO STATEMENT B-10 OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. (MIPA)

THE ADMINISTRATION OF THE COMPANY CONSIDERED THAT THE UPDATING OF THE FIXED ASSETS OF 2001, WOULD BE GREATER THAN THE MARKET VALUE , FOR THIS REASON THE VALUE OF THE FIXED ASSETS WERE LIMITED UNTIL 31 AS DECEMBER OF 2001.

AS THE SAME WAY, THE SHIPS OF YAVAROS WILL BE UPDATED WITH THE NPCI OF THE COUNTRY WHERE WERE ACQUIRED, BECAUSE THE VALUE IS MORE REALISTIC ACCORDING WITH THEIR CHARACTERISTICS.

E) TRANSACTIONS IN FOREIGN CURRENCY ARE RECORDED AT THE RATES OF EXCHANGE PREVAILING ON THE DATES THEY ARE ENTERED INTO AND/OR SETTLED. ASSETS AND LIABILITIES DENOMINATED IN SUCH CURRENCIES ARE STATED AT THE MEXICAN PESO EQUIVALENTS RESULTING FROM APPLYING THE YEAR -END RATES. EXCHANGE DIFFERENCES ARISING FROM FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE DATES ON WHICH TRANSACTIONS ARE ENTERED AND THOSE ON WHICH THEY ARE SETTLED, OR THE BALANCE SHEET DATES, ARE CHARGED OR CREDITED TO INCOME.

NOTE 3. PROPERTY, PLANT AND EQUIPMENT.

THESE DATA CAN BE LOCATED IN THE ANNEX 4.

NOTE 4. CONTINGENT LIABILITIES.

THIS BALANCE IS INTEGRATED FOR THE SENIORITY PREMIUMS THAT ALL THE WORKERS HAVE RIGTH WHEN THEY FINISH THEIR LABOR RELATION AFTER 12 YEARS OF SERVICE ACCORDING WITH THE COLLECTIVE LABOR CONTRACT LESS THE AMOUNT THAT THE COMPANY HAS IN AN IRREVOCABLE TRUST FUND. ALL THE AMOUNTS HAVE BEEN DETERMINED BASED ON ACTUARIAL CALCULATIONS.

BELOW IS A SUMMARY OF THE MAIN CONSOLIDATED FINANCIAL DATA RELATIVE TO THE SENIORITY PREMIUMS AND PENSION PLANS.

	2002
PROJECTED BENEFIT OBLIGATION	(48,550)
PLAN ASSETS AT MARKET VALUE	5,815
UNAMORTIZED PRIOR SERVICE COST	23,103
UNAMORTIZED VARIATION IN ASSUMPTIONS AND ACTUARIAL ADJUSTMENTS	536
PROJECTED NET LIABILITY	(19,096)
ACCUMULATED BENEFIT OBLIGATION	(15,430)
UNAMORTIZED TRANSITION ASSET	(3,666)
NET COST FOR THE PERIOD	$ 6,426

THE TRANSITION LIABILITY IS AMORTIZED BY THE STRAIGHT LINE METHOD OVER THE AVERAGE REMAINING USEFUL LIVES OF THE EMPLOYEES EXPECTED TO RECEIVE THE BENEFITS (APPROXIMATELY 16 YEARS).

OTHER COMPENSATIONS BASED ON LENGTH OF SERVICE TO WHICH EMPLOYEES MAY BE ENTITLED IN THE EVENT OF DISMISSAL OR DEATH, IN ACCORDANCE WITH THE FEDERAL LABOR LAW, ARE CHARGED TO INCOME IN THE YEAR IN WCHICH THEY BECOME PAYABLE.

NOTE 5. EQUITY.
EQUITY IS INTEGRATED AS FOLLOWS:

	HISTORICAL	RESTATEMENT	TOTAL
CAPITAL STOCK	422,825	333,480	

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

756,305
PREMIUM IN SALES OF SHARES 43,571 132,083 175,654
LEGAL RESERVE 26,911 34,466
61,377
RETAINED EARNINGS 1,004,158 1,034,058 2,038,216

REPURCHASE FUND 29,716 128,571
158,287
ACCUMULATED DEFFERRED TAX 15,831 2,176
18,007
DEFICIT IN THE RESTATEMENT OF CAPITAL (1,762,608) (1,762,608)

NET INCOME 68,483 0
68,483
TOTAL 1,611,495 (97,774)
1,513,721

NOTE 6. REPURCHASE FUND.

IN EXTRAORDINARY MEETING CELEBRATED IN MARCH 1994, PRIOR AGREEMENT OF THE BOARD OF DIRECTORS AND IN TERMS OF THE SECURITIES MARKET LAW IT WAS DECIDED TO CREATE THIS REPURCHASE FUND IN AN AMOUNT OF $50,000 NOMINAL.
THIS FUND HAS BEEN UTILIZED SINCE JUNE 1998 ACQUIRING 2,564,000 TO $3.74 PER SHARE IN AVERAGE.
DURING 1999 3,399,000 MORE SHARES WERE ACQUIRED AT $3.1093 AVERAGE PRICE PER SHARE.
DURING 2000 1,566,000 MORE SHARES WERE ACQUIRED AT $3.0477 AVERAGE PRICE PER SHARE.
DURING 2001 1,915,037 MORE SHARES WERE ACQUIRED AT $2.5030 AVERAGE PRICE PER SHARE.

NOTE 7. COMPREHENSIVE FINANCING COST.

	CONSOLIDATED DATA
PAID INTERESTS	53,290
GAIN INTERESTS	6,562
EXCHANGE LOSS	31,117
GAIN ON NET MONETARY POSITION	(10,596)
TOTAL	67,249

NOTE 8. DEFFERRED TAXES.

IN ACCORDANCE WITH ACCOUNTING PRINCIPLES, WE HAVE TO RECOGNIZE SINCE THIS BEGINNING OF THE YEAR THE DEFFERRED TAXES OF INCOME TAX DERIVATED OF THE COMPARISON OF FISCAL AND ACCOUNT VALUES OF INVENTORIES AND FIXED ASSETS.

THE ACCUMULATED EFFECTS AT 30 OF JUNE WERE:

IN RESULTS: IN THE PROVISION TAXES	(64,408)
IN LIABILITIES: IN DEFFERRED TAXES	316,529

NOTE 9. MONTHLY NET INCOME (HISTORICAL AND UPDATED)

MONTH	HISTORICAL INCOME		N P C I		FACTOR	UPDATED INCOME	
	MONTHLY	ACCUMULATED	CLOSING	ORIGEN	ACTUALIZ	MONTHLY	ACCUMULATED
JUL	7,593	7,593	360.669	342.801	1.0521	7,989	7,989
AGO	7,593	15,186	360.669	344.832	1.0459	7,942	15,930
SEP	7,591	22,777	360.669	348.042	1.0363	7,866	23,797
OCT	20,691	43,468	360.669	349.615	1.0316	21,345	45,142
NOV	20,691	64,159	360.669	350.932	1.0277	21,265	66,407
DIC	20,691	84,850	360.669	351.418	1.0263	21,236	87,643
ENE	14,050	98,900	360.669	354.662	1.0169	14,288	101,931
FEB	14,050	112,950	360.669	354.434	1.0176	14,297	116,228
MAR	14,048	126,998	360.669	356.247	1.0124	14,222	130,450
ABR	8,525	135,523	360.669	358.193	1.0069	8,584	139,034
MAY	8,525	144,048	360.669	358.919	1.0049	8,567	147,601
JUN	8,525	152,573	360.669	360.669	1.0000	8,525	156,126

AT JUNE 30, 2002 THE COMPANY HAD THE FOLLOWING MONETARY ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

	CONSOLIDATED
MONETARY ASSETS	4,950
MONETARY LIABILITIES	37,583
NET POSITION	(32,633)

AT JUNE 30, 2002, THE COMPANY HAD THE FOLLOWING NON MONETARY ASSETS IN FOREIGN CURRENCY.

	CONSOLIDATED
INVENTORIES	3,450
MACHINERY AND EQUIPMENT	91,375
TOTAL	94,825

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

DATA OF TRADE BALANCE CAN BE SEEN IN THE ANEX 6.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 HERDEZ, S.A. DE C.V.	PRODS ALIMENT ENVAS	300,000,000	100.00	204,258	772,350
2 MCCORMICK DE MEXICO, S.A. DE C.V.	PRODS ALIMENT ENVAS	450,000,000	50.00	163,603	263,228
3 GRUPO BUFALO, S.A. DE C.V.	PRODS ALIMENT ENVAS	37,000,063	100.00	64,500	91,160
4 MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	95.00	20,350	28,839
5 YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,281,111	100.00	12,000	100,485
6 HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODS ALIM	1,000,000	50.00	30,000	97,321
7 ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	99.99	20,000	43,892
8 ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V.	PROD VEGET DESHIDRAT	5,388,187	100.00	35,460	56,610
9 HERSEA, S.A. DE C.V.	PESCA Y COMERCIALIZACION DE PROD MAR	40,050	100.00	40,050	37,176
10 SOCIEDAD DE DESARROLLO AGRICOLA, S.A. DE C.V.	PRODUCC AGROPECUARIA, FORESTAL Y APIC	4,550,000	50.00	2,275	3,916
11 BARILLA MEXICO, S.A. DE C.V.	IMPORT DE PASTAS Y SALSAS	1	50.00	58,874	138,070
TOTAL INVESTMENT IN SUBSIDIARIES				**651,370**	**1,633,047**
ASSOCIATEDS					
1 OTRAS AFILIADAS		1	0.00	152,614	152,614
TOTAL INVESTMENT IN ASSOCIATEDS				**152,614**	**152,614**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**1,785,661**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODI**HERDEZ** QUARTER: **2** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	129,385	23,066	106,319	344,588	142,067	308,840
MACHINERY	704,246	182,157	522,089	895,687	460,887	956,889
TRANSPORT EQUIPMENT	20,989	10,671	10,318	33,557	22,065	21,810
OFFICE EQUIPMENT	19,857	9,041	10,816	32,443	23,173	20,086
COMPUTER EQUIPMENT	25,188	17,006	8,182	7,259	3,504	11,937
OTHER	5,797	248	5,549	2,403	50	7,902
DEPRECIABLES TOTAL	**905,462**	**242,189**	**663,273**	**1,315,937**	**651,746**	**1,327,464**
NOT DEPRECIATION ASSETS						
GROUNDS	32,969	0	32,969	142,052	0	175,021
CONSTRUCTIONS IN PROCESS	180,119	0	180,119	33,016	0	213,135
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**213,088**	**0**	**213,088**	**175,068**	**0**	**388,156**
TOTAL	**1,118,550**	**242,189**	**876,361**	**1,491,005**	**651,746**	**1,715,620**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD: **HERDEZ** QUARTER: 2 YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4 **CONSOLIDATED**
Final Printing

NOTES

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED DEBT																
BANAMEX	22/12/2003	8.90	30,000	30,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	23/07/2002	9.80	70,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	17/07/2002	8.35	50,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	17/07/2002	8.35	55,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	23/07/2002	9.80	10,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	03/07/2002	8.60	15,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	03/07/2002	8.60	20,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	23/07/2002	9.85	17,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	23/07/2002	9.85	17,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	03/07/2002	8.60	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	18/03/2007	9.30	0	130,000	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	18/03/2007	9.30	0	100,000	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	18/03/2007	9.30	0	115,000	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	18/03/2007	9.30	0	100,000	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	16/07/2002	8.65	33,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	16/07/2002	8.65	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	03/07/2002	8.77	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	16/07/2002	9.80	18,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	16/07/2002	8.65	4,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIABANK INVERLAT	23/07/2002	10.60	6,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIABANK INVERLAT	23/07/2002	9.80	6,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	31/03/2004	5.73	0	0	24,862	24,863	49,725	0	0	0	0	0	0	0	0	0
BANAMEX	12/06/2009	7.36	0	0	10,288	10,288	30,864	20,576	20,576	51,440	0	0	0	0	0	0
BANAMEX	31/05/2005	5.70	0	0	0	1,915	15,930	3,481	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	5.07	0	0	0	0	59,670	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2004	5.52	0	0	0	0	0	26,852	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2003	5.07	0	0	0	0	12,929	0	0	0	0	0	0	0	0	0
INBURSA	11/07/2002	3.70	0	0	9,945	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
TOTAL BANKS			375,000	475,000	45,095	37,066	169,118	50,909	20,576	51,440	0	0	0	0	0	0
PROVEEDORES																
VARIOS PROVEEDORES			293,555	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			293,555	0	0	0	0	0	0	0	0	0	0	0	0	0
OTRAS CUENTAS POR PAGAR			84,077	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			84,077	0	0	0	0	0	0	0	0	0	0	0	0	0
			752,632	475,000	45,095	37,066	169,118	50,909	20,576	51,440	0	0	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF . DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	15,044	139,210	0	0	139,210
OTHER	0	0	0	0	0
TOTAL	**15,044**	**139,210**			**139,210**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	4,350	40,253	0	0	40,253
INVESTMENTS	0	0	0	0	0
OTHER	5,450	50,432	0	0	50,432
TOTAL	**9,800**	**90,685**			**90,685**
NET BALANCE	**5,244**	**48,525**			**48,525**
FOREING MONETARY POSITION					
TOTAL ASSETS	**4,950**	**49,285**	0	0	**49,285**
LIABILITIES POSITION	**37,583**	**374,204**			**374,204**
SHORT TERM LIABILITIES POSITION	8,252	82,161	0	0	82,161
LONG TERM LIABILITIES POSITION	29,331	292,043	0	0	292,043
NET BALANCE	**(32,633)**	**(324,919)**			**(324,919)**

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA LA BALANZA DE DIVISAS FUE DE 9.2535
EL TIPO DE CAMBIO UTILIZADO PARA LA POSICIÓN EN MONEDA FUE DE 9.9565

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

**INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)**

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,873,126	2,310,338	(437,212)	0.01	4,036
FEBRUARY	1,656,035	2,283,155	(627,120)	0.01	(403)
MARCH	1,649,557	2,220,494	(570,937)	0.01	2,920
APRIL	1,731,566	2,168,345	(436,778)	0.01	2,359
MAY	1,736,553	2,175,190	(438,637)	0.01	877
JUNE	1,858,550	2,082,791	(224,241)	0.01	807
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**10,596**

NOTES

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
N O A P L I C A B L E

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA MÉXICO	FAB MAY, MOST, JUGOS Y MERM	11,500	60
PLANTA S.L.P. LA PAZ	FAB MAY, MOST, ESPECIAS, TES	5,000	65
PLANTA S.L.P. INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS	5,500	76
PLANTA VERACRUZ	FAB CHILES, FRUTAS, JUGOS	6,000	50
PLANTA ENSENADA	FAB SALSAS, ACEITUNAS	1,500	96
PLANTA YAVAROS	ENLATADO DE SARDINA	800	95
PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	75
PLANTA VALLEJO	FAB DE CREMAS, JABONES	500	50
CENTRO DISTR MÉXICO	DISTR PROD HERDEZ, D MARIA, MCCORMICK	17,272	95
CENTRO DISTR CHIHUAHUA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,300	90
CENTRO DISTR S.L.P.	DISTR PROD HERDEZ, D MARIA, MCCORMICK	6,420	90
CENTRO DISTR GUADALAJARA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,843	90
CENTRO DISTR MÉRIDA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	1,600	90
CENTRO DISTR TIJUANA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,355	90
CENTRO DISTR MONTERREY	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,204	90
CENTRO DISTR PUEBLA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	5,550	90

NOTES

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
	VASO		VITROCRISA		2.21
	CARTON		ENVASES Y EMPAQUES DE MEXICO		2.49
	ETIQUETA		LITOPLAS		2.16
	TAPA		ALUCAPS MEXICANA		3.49
	BOTE		INDUSTRIA METALICA DEL ENVASE		10.81
	FRASCO		VIDRIERA QUERETARO		10.91
	PLASTICOS		LITOPLAS		0.53
	TETRAPAK		TETRAPAK		0.40
	PELICULAS		PRORUSA		0.07
	CAJILLA		PAESANO PRINTING		0.40
	ACEITE DE SOYA		ACEITES CARGILL		9.39
	VIDRIERA GUDALAJARA, S.A. DE				
	VIDRIERA MEXICALI, S.A. DE C.				
	J. PARRA E HIJOS, S.A. DE C.				
	PRODUCTOS PICANTES DE BAJA CA				
	SALAS LIGA				
	CONCEPCION				

NOTES

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS	7,200	416,415	6,982	1,044,239		HERDEZ	CIFRA WALL MART
JUGOS FRUTAS Y POST	1,650	107,430	1,794	216,107		DOÑA MARIA	COMERCIAL MEXICAN/
VEGETALES	1,168	115,218	1,341	219,859		MCCORMICK	GIGANTE
MARISCOS Y CARNES	1,230	153,554	1,148	240,144		HORMEL	SORIANA
VARIOS	120	22,700	135	46,729		YAVAROS	ISSSTE
PASTAS Y SALSAS	4,200	68,497	4,052	165,209		BUFALO	
TOTAL		883,814		1,932,287			

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS			1,165	98,647	USA	HERDEZ	
JUGOS FRUTAS Y POST			40	3,885	CENTROAMERICA	DOÑA MARIA	
VEGETALES			339	26,122	SUDAMERICA	BUFALO	
MARISCOS Y CARNES			91	10,368	EUROPA		
VARIOS			1	188			
TOTAL				139,210			

NOTES

STOCK EXCHANGE COI HERDEZ QUARTER: 2 YEAR: 2002

GRUPO HERDEZ, S.A. DE C.V.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001**	341,339,479
Number of shares Outstanding at the Date of the NFEA: (Units)	422,555,963

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001	491,960,138
Number of shares Outstanding at the Date of the NFEA: (Units)	422,555,963

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2001**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE COI HERDEZ QUARTER: 2 YEAR: 2002

RAZON SOCIAL: **GRUPO HERDEZ, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001**	21,247,257
Number of Shares Outstanding at the Date of the NFEAR: (Units)	0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 30 OF JUNIO OF 2002

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF JUNIO OF 2002	0
Number of shares Outstanding at the Date of the NFEAR (Units)	422,555,963

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **2** YEAR **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
*		0	43,200,000	379,355,963	278,091,872	144,464,091	43,227	379,598
TOTAL			**43,200,000**	**379,355,963**	**278,091,872**	**144,464,091**	**43,227**	**379,598**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
422,555,963
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
*	9,444,037	3.14839	3.90000

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ | FECHA: 5/12/2002 12:56

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: GRUPO HERDEZ, S.A. DE C.V.
DO MICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 201-56-55
FAX: 5-201-57-99 **AUTOMATICO:** X
E-MAIL:
DIRECCION DE INTERNET www.grupoherdez.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: GHE910910H19
DOMICILIO CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA: ARGENTINA PONIENTE
C. POSTAL: 11230
CIUDAD Y ESTADO: MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE: C.P. JOSE GUADALUPE VEGA ELIAS
DOMICILIO: CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA: ARGENTINA PONIENTE
C. POSTAL: 11230
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 5-576-31-00 EXT. 1200
FAX: 55-76-25-24
E-MAIL: jvega@herdez.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE Y DIRECTOR GENERAL
NOMBRE: LIC. ENRIQUE HERNÁNDEZ PONS-TORRES
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-49
FAX: 5-201-57-99
E-MAIL: ehpt@herdez.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: PRESIDENTE Y DIRECTOR GENERAL
NOMBRE: LIC. ENRIQUE HERNÁNDEZ - PONS TORRES
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ FECHA: 5/12/2002 12:56

TELEFONO:	5-201-57-48, 49, 40, 41
FAX:	5-201-57-99
E-MAIL:	ehpt@herdez.com.mx, hhpt@herdez.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. PABLO LEZAMA VÉLEZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-23
FAX:	5-201-57-98
E-MAIL:	plv@herdez.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE:	C.P. ERNESTO RAMOS ORTIZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-21
FAX:	5-201-57-97
E-MAIL:	eramos@herdez.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. PABLO LEZAMA VÉLEZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-23
FAX:	5-201-57-98
E-MAIL:	plv@herdez.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE:	LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-40 Y 52-01-57-41
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE:	LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO:	MONTE PELVOUX # 215

CLAVE DE COTIZACION: HERDEZ **FECHA:** 5/12/2002 12:56

COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-40 Y 52-01-57-41
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	COORDINADORA CON RELACIÓN A INVERSIONISTAS
NOMBRE:	LIC. ADRIANA LEGORRETA GUTIÉRREZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-56-02 Y 52-01-56-03
FAX:	5-201-56-46 Y 52-01-57-93
E-MAIL:	alegorreta@herdez.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE:	C.P. ERNESTO RAMOS ORTIZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-21
FAX:	5-201-57-97
E-MAIL:	eramos@herdez.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE:	LIC. HECTOR HERNÁNDEZ PONS-TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-49
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF SEPTEMBER OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. ERNESTO RAMOS ORTIZ.
DIRECTOR EJECUTIVO DE ADMON Y FINANZAS

C.P. PABLO LEZAMA VELEZ.
DIRECTOR DE FINANZAS.

MEXICO, D.F., AT DECEMBER 5 OF 2002

03 JAN 20 AM 7:21

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** Quarter: **3** Year: **2002**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	3,908,833	100	3,782,937	100
2	**CURRENT ASSETS**	**1,796,860**	**46**	**1,771,664**	**47**
3	CASH AND SHORT-TERM INVESTMENTS	30,795	1	30,137	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	586,657	15	595,468	16
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	250,908	6	337,751	9
6	INVENTORIES	857,759	22	719,243	19
7	OTHER CURRENT ASSETS	70,741	2	89,065	2
8	**LONG-TERM**	**154,037**	**4**	**131,616**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	154,037	4	131,616	3
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,760,689**	**45**	**1,752,286**	**46**
13	PROPERTY	652,780	17	640,177	17
14	MACHINERY AND INDUSTRIAL	1,634,756	42	1,517,652	40
15	OTHER EQUIPMENT	147,159	4	151,167	4
16	ACCUMULATED DEPRECIATION	924,595	24	855,446	23
17	CONSTRUCTION IN PROGRESS	250,589	6	298,736	8
18	**DEFERRED ASSETS (NET)**	**197,247**	**5**	**127,371**	**3**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**1,956,226**	100	**1,884,758**	
21	**CURRENT LIABILITIES**	**636,336**	**33**	**827,267**	**44**
22	SUPPLIERS	211,410	11	242,324	13
23	BANK LOANS	312,764	16	456,690	24
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	45,768	2	72,362	4
26	OTHER CURRENT LIABILITIES	66,394	3	55,891	3
27	**LONG-TERM LIABILITIES**	**956,819**	**49**	**681,925**	**36**
28	BANK LOANS	956,819	49	681,925	36
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**343,741**	**18**	**362,391**	**19**
32	**OTHER LIABILITIES**	**19,330**	**1**	**13,175**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,952,607**		100 **1,898,179**	
34	**MINORITY INTEREST**	**414,992**	**21**	**365,573**	**19**
35	**MAJORITY INTEREST**	**1,537,615**	**79**	**1,532,606**	**81**
36	**CONTRIBUTED**	**944,951**	**48**	**941,610**	**50**
37	PAID-IN CAPITAL STOCK (NOMINAL)	422,825	22	423,957	22
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	344,021	18	340,401	18
39	PREMIUM ON SALES OF SHARES	178,105	9	177,252	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**592,664**	**30**	**590,996**	**31**
42	RETAINED EARNINGS AND CAPITAL RESERVE	2,128,972	109	2,053,044	108
43	REPURCHASE FUND OF SHARES	160,486	8	161,200	8
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(1,780,824)	(91)	(1,695,253)	(89)
45	NET INCOME FOR THE YEAR	84,030	4	72,005	4

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**30,795**	**100**	**30,137**	**100**
46	CASH	0	0	0	0
47	SHORT-TERM INVESTMENTS	30,795	100	30,137	100
18	**DEFERRED ASSETS (NET)**	**197,247**	**100**	**127,371**	
48	AMORTIZED OR REDEEMED EXPENSES	197,247	100	127,371	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**636,336**	**100**	**827,267**	
52	FOREING CURRENCY LIABILITIES	27,621	4	80,834	10
53	MEXICAN PESOS LIABILITIES	608,715	96	746,433	90
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**66,394**		100 **55,891**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	66,394	100	55,891	100
27	**LONG-TERM LIABILITIES**	**956,819**	**100**	**681,925**	
59	FOREING CURRENCY LIABILITIES	336,819	35	409,081	60
60	MEXICAN PESOS LIABILITIES	620,000	65	272,844	40
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0		0
62	MEDIUM TERM NOTES	0	0		0
30	**OTHER LOANS**	**0**	**100**	**0**	
63	OTHER LOANS WITH COST	0	0		0
64	OTHER LOANS WITHOUT COST	0	0		0
31	**DEFERRED LOANS**	**343,741**	**100**	**362,391**	
65	NEGATIVE GOODWILL	0	0	1,677	0
66	DEFERRED TAXES	343,741	100	360,714	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**19,330**	**100**	**13,175**	
68	RESERVES	19,330	100	13,175	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,780,824)**		100 **(1,695,253)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(1,780,824)	(100)	(1,695,253)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: 3 YEAR: 2002
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF FINANCIAL
		Amount	Amount
72	WORKING CAPITAL	1,160,524	944,397
73	PENSIONS FUND AND SENIORITY	7,566	1,654
74	EXECUTIVES (*)	16	14
75	EMPLOYERS (*)	2,047	2,165
76	WORKERS (*)	3,074	2,816
77	CIRCULATION SHARES (*)	422,560,963	423,537,500
78	REPURCHASED SHARES (*)	9,439,037	8,462,500

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**3,116,495**	**100**	**2,870,197**	**100**
2	COST OF SALES	1,788,985	57	1,667,599	58
3	**GROSS INCOME**	**1,327,510**	**43**	**1,202,598**	**42**
4	OPERATING	978,734	31	911,476	32
5	**OPERATING**	**348,776**	**11**	**291,122**	**10**
6	TOTAL FINANCING	99,366	3	70,777	2
7	**INCOME AFTER FINANCING COST**	**249,410**	**8**	**220,345**	**8**
8	OTHER FINANCIAL OPERATIONS	(7,966)	0	(13,073)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**257,376**	**8**	**233,418**	**8**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	83,058	3	87,737	3
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**174,318**	**6**	**145,681**	**5**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	3,727	0	1,053	0
13	**CONSOLIDATED NET INCOME OF**	**178,045**	**6**	**146,734**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**178,045**	**6**	**146,734**	**5**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**178,045**	**6**	**146,734**	**5**
19	NET INCOME OF MINORITY INTEREST	94,015	3	74,729	3
20	**NET INCOME OF MAJORITY INTEREST**	**84,030**	**3**	**72,005**	**3**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**3,116,495**	**100**	**2,870,197**	**100**
21	DOMESTIC	2,907,925	93	2,649,349	92
22	FOREIGN	208,570	7	220,848	8
23	TRANSLATED INTO DOLLARS (***)	21,468	1	22,272	1
6	**TOTAL FINANCING COST**	**99,366**	**100**	**70,777**	**100**
24	INTEREST PAID	85,467	86	114,316	162
25	EXCHANGE LOSSES	39,707	40	0	0
26	INTEREST EARNED	7,489	8	24,362	34
27	EXCHANGE PROFITS	0	0	4,382	6
28	GAIN DUE TO MONETARY POSITION	(18,319)	(18)	(14,795)	(21)
8	**OTHER FINANCIAL OPERATIONS**	**(7,966)**	**100**	**(13,073)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(7,966)	(100)	(13,073)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**83,058**	100	**87,737**	100
32	INCOME TAX	118,598	143	87,737	100
33	DEFERED INCOME TAX	(35,540)	(43)	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: 3 YEAR 2002
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	3,462,772	3,587,746
37	NET INCOME OF THE YEAR	237,308	243,086
38	NET SALES (**)	4,319,620	4,214,855
39	OPERATION INCOME (**)	504,254	511,848
40	NET INCOME OF MAYORITY INTEREST(**)	148,692	142,011
41	NET CONSOLIDATED INCOME (**)	284,042	273,761

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**178,045**	**146,734**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	121,868	69,829
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**299,913**	**216,563**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(14,856)	80,328
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**285,057**	**296,891**
6	CASH FLOW FROM EXTERNAL FINANCING	83,414	(55,209)
7	CASH FLOW FROM INTERNAL FINANCING	(158,493)	(224,174)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(75,079)**	**(279,383)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(225,734)**	**(119,806)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(15,756)	(102,298)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	46,551	132,435
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	30,795	30,137

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**121,868**	**69,829**
13	DEPRECIATION AND AMORTIZATION FOR THE	83,728	76,888
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	2,160	(1,624)
15	+ (-) NET LOSS (PROFIT) IN MONEY	39,707	(4,382)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(3,727)	(1,053)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(14,856)**	**80,328**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	150,944	179,653
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(65,330)	7,708
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	131,305	(43,227)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(87,132)	(8,218)
22	+ (-) INCREASE (DECREASE) IN OTHER	(144,643)	(55,588)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**83,414**	**(55,209)**
23	+ SHORT-TERM BANK AND STOCK MARKET	(39,707)	41,914
24	+ LONG-TERM BANK AND STOCK MARKET	302,962	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(179,841)	(97,123)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(158,493)**	**(224,174)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	56,639	0
31	(-) DIVIDENS PAID	(215,132)	(224,174)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(225,734)**	**(119,806)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(6,106)	(2,811)
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(141,177)	(53,364)
36	(-) INCREASE IN CONSTRUCTIONS IN	2,011	(38,927)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(80,462)	(24,704)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: 3 2002
GRUPO HERDEZ, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	5.71	%	5.11	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	9.67	%	9.27	%
3	NET INCOME TO TOTAL ASSETS (**)	7.27	%	7.24	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	53.24	%	38.60	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	10.29	%	10.08	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.11	times	1.11	times
7	NET SALES TO FIXED ASSETS (**)	2.45	times	2.41	times
8	INVENTORIES ROTATION (**)	3.04	times	2.99	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	44	days	49	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.15	%	12.67	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	50.05	%	49.82	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.00	times	0.99	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	18.63	%	25.99	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	54.34	%	38.92	%
15	OPERATING INCOME TO INTEREST PAID	4.08	times	2.55	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.21	times	2.24	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.82	times	2.14	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.48	times	1.27	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.92	times	0.94	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	4.84	%	3.64	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	9.62	%	7.55	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.48)	%	2.80	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	3.34	times	2.60	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(111.10)	%	19.76	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	211.10	%	80.24	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	62.54	%	44.54	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.35	$ 0.31
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.35	$ 0.30
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 3.64	$ 3.62
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.17	$ 0.18
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	1.10 times	0.78 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	11.38 times	8.45 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: YEAR:

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

NOTE 1. STRUCTURE OF THE COMPANY.

THE MAIN ACTIVITIES OF GRUPO HERDEZ ARE:

A) TO PROMOTE, CONSTITUTE, ORGANIZE, AND TAKE SHARE IN THE CAPITAL STOCK OF ALL ENTERPRISES, AS MEXICANS TO FOREIGNS, AND TO SHARE IN THEIR ADMINISTRATION OR LIQUIDATION.

B) THE ACQUISITION, SELLING AND THE NEGOTIATIONS OF ALL KIND OF SECURITIES PERMITTED BY LAW, WITHOUT TO MAKE ACTS OF INTERMEDIATION IN THE MEXICAN MARKET STOCK.

GRUPO HERDEZ SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES:

HERDEZ, S.A. DE C.V., GRUPO BUFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MCCORMICK DE MEXICO, S.A. DE C.V., AND SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V.

HERDEZ, S.A. DE C.V. SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES: ARPONS, S.A. DE C.V., HERIMEX, S.A. DE C.V., HERSAIL, S.A. DE C.V., HERPORT, S.A. DE C.V. AND GRUPO INMOBILIARIO.

NOTE 2. ACCOUNTING POLICIES.

A) ALL THE MAIN OPERATIONS AND BALANCES INTER COMPANIES ARE ELIMINATED IN THE CONSOLIDATION. IN THE INDIVIDUAL COMPARATIVE FINANCIAL STATEMENTS ARE PRESENTED THE INVESTMENT IN SUBSIDIARIES WITH THE EQUITY METHOD. NET GOODWILL IS ADDED TO THIS ROW.

B) SHORT TERM INVESTMENTS ARE STATED AT COST, APPROXIMATES MARKET VALUE.

C) INVENTORIES ARE EXPRESSED AT THE LAST PURCHASE PRICE OR PRODUCTION COST, WHICH DOES NOT EXCEED MARKET. COST OF SALES IS DETERMINED BY THE LAST-IN FIRST-OUT METHOD.

D) PROPERTY, PLANT AND EQUIPMENT AND THE RELATED ACCUMULATED DEPRECIATION ARE RESTATED BY APPLYING THE NATIONAL CONSUMER PRICE INDEX (NCPI) IN ACCORDANCE WITH THE FIFTH SERIES OF AMENDMENTS TO STATEMENT B-10 OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. (MIPA)

THE ADMINISTRATION OF THE COMPANY CONSIDERED THAT THE UPDATING OF THE FIXED ASSETS OF 2001, WOULD BE GREATER THAN THE MARKET VALUE , FOR THIS REASON THE VALUE OF THE FIXED ASSETS WERE LIMITED UNTIL 31 AS DECEMBER OF 2001.

AS THE SAME WAY, THE SHIPS OF YAVAROS WILL BE UPDATED WITH THE NPCI OF THE COUNTRY WHERE WERE ACQUIRED, BECAUSE THE VALUE IS MORE REALISTIC ACCORDING WITH THEIR CHARACTERISTICS.

E) TRANSACTIONS IN FOREIGN CURRENCY ARE RECORDED AT THE RATES OF EXCHANGE PREVAILING ON THE DATES THEY ARE ENTERED INTO AND/OR SETTLED. ASSETS AND LIABILITIES DENOMINATED IN SUCH CURRENCIES ARE STATED AT THE MEXICAN PESO EQUIVALENTS RESULTING FROM APPLYING THE YEAR -END RATES. EXCHANGE DIFFERENCES ARISING FROM FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE DATES ON WHICH TRANSACTIONS ARE ENTERED AND THOSE ON WHICH THEY ARE SETTLED, OR THE BALANCE SHEET DATES, ARE CHARGED OR CREDITED TO INCOME.

NOTE 3. PROPERTY, PLANT AND EQUIPMENT.

THESE DATA CAN BE LOCATED IN THE ANNEX 4.

NOTE 4. CONTINGENT LIABILITIES.

THIS BALANCE IS INTEGRATED FOR THE SENIORITY PREMIUMS THAT ALL THE WORKERS HAVE RIGTH WHEN THEY FINISH THEIR LABOR RELATION AFTER 12 YEARS OF SERVICE ACCORDING WITH THE COLLECTIVE LABOR CONTRACT LESS THE AMOUNT THAT THE COMPANY HAS IN AN IRREVOCABLE TRUST FUND. ALL THE AMOUNTS HAVE BEEN DETERMINED BASED ON ACTUARIAL CALCULATIONS.

BELOW IS A SUMMARY OF THE MAIN CONSOLIDATED FINANCIAL DATA RELATIVE TO THE SENIORITY PREMIUMS AND PENSION PLANS.

	2002
PROJECTED BENEFIT OBLIGATION	(48,550)
PLAN ASSETS AT MARKET VALUE	5,815
UNAMORTIZED PRIOR SERVICE COST	23,103
UNAMORTIZED VARIATION IN ASSUMPTIONS AND ACTUARIAL ADJUSTMENTS	536
PROJECTED NET LIABILITY	(19,096)
ACCUMULATED BENEFIT OBLIGATION	(15,430)
UNAMORTIZED TRANSITION ASSET	(3,666)
NET COST FOR THE PERIOD	$ 6,426

THE TRANSITION LIABILITY IS AMORTIZED BY THE STRAIGHT LINE METHOD OVER THE AVERAGE REMAINING USEFUL LIVES OF THE EMPLOYEES EXPECTED TO RECEIVE THE BENEFITS (APPROXIMATELY 16 YEARS).

OTHER COMPENSATIONS BASED ON LENGTH OF SERVICE TO WHICH EMPLOYEES MAY BE ENTITLED IN THE EVENT OF DISMISSAL OR DEATH, IN ACCORDANCE WITH THE FEDERAL LABOR LAW, ARE CHARGED TO INCOME IN THE YEAR IN WCHICH THEY BECOME PAYABLE.

NOTE 5. EQUITY.
EQUITY IS INTEGRATED AS FOLLOWS:

	HISTORICAL	RESTATEMENT	TOTAL
CAPITAL STOCK	422,825	344,021	

766,846			
PREMIUM IN SALES OF SHARES	43,572	134,533	178,105
LEGAL RESERVE		26,911	35,323
62,234			
RETAINED EARNINGS	1,004,158	1,062,580	2,066,738
REPURCHASE FUND		29,716	130,770
160,486			
ACCUMULATED DEFFERRED TAX	15,831	2,649	
18,480			
DEFICIT IN THE RESTATEMENT OF CAPITAL		(1,799,304)	(1,799,304)
NET INCOME		82,470	1,560
84,030			
TOTAL		1,625,483	(87,868)
1,537,615			

NOTE 6. REPURCHASE FUND.

IN EXTRAORDINARY MEETING CELEBRATED IN MARCH 1994, PRIOR AGREEMENT OF THE BOARD OF DIRECTORS AND IN TERMS OF THE SECURITIES MARKET LAW IT WAS DECIDED TO CREATE THIS REPURCHASE FUND IN AN AMOUNT OF $50,000 NOMINAL.
THIS FUND HAS BEEN UTILIZED SINCE JUNE 1998 ACQUIRING 2,564,000 TO $3.74 PER SHARE IN AVERAGE.
DURING 1999 3,399,000 MORE SHARES WERE ACQUIRED AT $3.1093 AVERAGE PRICE PER SHARE.
DURING 2000 1,566,000 MORE SHARES WERE ACQUIRED AT $3.0477 AVERAGE PRICE PER SHARE.
DURING 2001 1,915,037 MORE SHARES WERE ACQUIRED AT $2.5030 AVERAGE PRICE PER SHARE.
DURING 2002 WE SOLD 5,000 SHARES AT $3.95 AVERAGE PRICE PER SHARE.

NOTE 7. COMPREHENSIVE FINANCING COST.

	CONSOLIDATED DATA
PAID INTERESTS	85,467
GAIN INTERESTS	7,489
EXCHANGE LOSS	39,707
GAIN ON NET MONETARY POSITION	(18,319)
TOTAL	99,366

NOTE 8. DEFFERRED TAXES.

IN ACCORDANCE WITH ACCOUNTING PRINCIPLES, WE HAVE TO RECOGNIZE SINCE THIS BEGINNING OF THE YEAR THE DEFFERRED TAXES OF INCOME TAX DERIVATED OF THE COMPARISON OF FISCAL AND ACCOUNT VALUES OF INVENTORIES AND FIXED ASSETS.

FINANCIAL STATEMENT NOTES (1)

THE ACCUMULATED EFFECTS AT 30 OF JUNE WERE:

IN RESULTS: IN THE PROVISION TAXES	(35,040)
IN LIABILITIES: IN DEFFERRED TAXES	343,741

NOTE 9. MONTHLY NET INCOME (HISTORICAL AND UPDATED)

MONTH	HISTORICAL INCOME MONTHLY	HISTORICAL INCOME ACCUMULATED	N P C I CLOSING	N P C I ORIGEN	FACTOR ACTUALIZ	UPDATED INCOME MONTHLY	UPDATED INCOME ACCUMULATED
OCT	20,690	20,690	365.2641	349.6150	1.0448	21,616	21,616
NOV	20,690	41,380	365.2641	350.9320	1.0408	21,535	43,151
DIC	20,690	62,070	365.2641	351.4180	1.0394	21,505	64,656
JAN	14,050	76,120	365.2641	354.6620	1.0299	14,470	79,126
FEB	14,050	90,170	365.2641	354.4340	1.0306	14,479	93,606
MAR	14,050	104,220	365.2641	356.2470	1.0253	14,406	108,011
APR	8,500	112,720	365.2641	358.1930	1.0197	8,668	116,679
MAY	8,500	121,220	365.2641	358.9190	1.0177	8,650	125,329
JUN	8,506	129,726	365.2641	360.6690	1.0127	8,614	133,944
JUL	4,890	134,616	365.2641	361.7050	1.0098	4,938	138,882
AUG	4,890	139,506	365.2641	363.0803	1.0060	4,919	143,801
SEP	4,890	144,396	365.2641	365.2641	1.0000	4,890	148,691

AT SEPTEMBER 30, 2002 THE COMPANY HAD THE FOLLOWING MONETARY ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

	CONSOLIDATED
MONETARY ASSETS	5,150
MONETARY LIABILITIES	35,625
NET POSITION	(30,475)

AT SEPTEMBER 30, 2002, THE COMPANY HAD THE FOLLOWING NON MONETARY ASSETS IN FOREIGN CURRENCY.

	CONSOLIDATED
INVENTORIES	3,975
MACHINERY AND EQUIPMENT	91,860
TOTAL	95,835

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

DATA OF TRADE BALANCE CAN BE SEEN IN THE ANEX 6.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 HERDEZ, S.A. DE C.V.	PRODS ALIMENT ENVAS	300,000,000	100.00	204,258	765,790
2 MCCORMICK DE MEXICO, S.A. DE C.V.	PRODS ALIMENT ENVAS	450,000,000	50.00	163,603	283,395
3 GRUPO BUFALO, S.A. DE C.V.	PRODS ALIMENT ENVAS	37,000,063	100.00	64,500	94,167
4 MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	95.00	20,350	29,364
5 YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,281,111	100.00	12,000	96,749
6 HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODS ALIM	1,000,000	50.00	30,000	49,517
7 ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	99.99	20,000	46,197
8 ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V.	PROD VEGET DESHIDRAT	5,388,187	100.00	35,460	57,885
9 HERSEA, S.A. DE C.V.	PESCA Y COMERCIALIZACION DE PROD MAR	40,050	100.00	40,050	37,238
10 SOCIEDAD DE DESARROLLO AGRICOLA, S.A. DE C.V.	PRODUCC AGROPECUARIA, FORESTAL Y APIC	4,550,000	50.00	2,275	3,818
11 BARILLA MEXICO, S.A. DE C.V.	IMPORT DE PASTAS Y SALSAS	117,748,096	50.00	58,874	79,276
TOTAL INVESTMENT IN SUBSIDIARIES				**651,370**	**1,543,396**
ASSOCIATEDS					
1 OTRAS AFILIADAS		1	0.00	154,037	154,037
TOTAL INVESTMENT IN ASSOCIATEDS				**154,037**	**154,037**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**1,697,433**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODI **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	131,693	24,573	107,120	345,688	144,048	308,760
MACHINERY	710,794	193,785	517,009	923,960	471,509	969,460
TRANSPORT EQUIPMENT	21,940	11,531	10,409	34,685	23,229	21,865
OFFICE EQUIPMENT	20,398	9,506	10,892	26,517	23,979	13,430
COMPUTER EQUIPMENT	27,705	18,278	9,427	7,715	3,815	13,327
OTHER	5,797	266	5,531	2,403	76	7,858
DEPRECIABLES TOTAL	**918,327**	**257,939**	**660,388**	**1,340,968**	**666,656**	**1,334,700**
NOT DEPRECIATION ASSETS						
GROUNDS	32,969	0	32,969	142,430	0	175,399
CONSTRUCTIONS IN PROCESS	217,864	0	217,864	32,726	0	250,590
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**250,833**	**0**	**250,833**	**175,156**	**0**	**425,989**
TOTAL	**1,169,160**	**257,939**	**911,221**	**1,516,124**	**666,656**	**1,760,689**

STOCK EXCHANGE CODIHERDEZ
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: 3 YEAR: 2002

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 3 YEAR: 2002

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED DEBT																
BANAMEX		10.74	0	60,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER		10.89	0	130,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER		8.80	40,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER		8.85	10,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA		11.14	0	100,000	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA		8.70	22,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA		11.14	0	130,000	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA		11.14	0	100,000	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA		8.70	34,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA		8.70	22,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA		8.70	16,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA		11.14	0	100,000	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA		8.70	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA		8.70	13,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE		8.60	15,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE		8.50	18,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE		8.60	22,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE		8.95	17,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE		8.95	17,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE		8.60	11,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA		9.70	8,143	0	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA		8.90	12,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX		5.39	0	0	0	7,111	7,179	5,384	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK		5.07	0	0	0	10,255	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK		5.52	0	0	0	0	27,689	0	0	0	0	0	0	0	0	0
INBURSA		4.41	0	0	0	0	0	0	0	152,997	0	0	0	0	0	0
INBURSA		3.80	0	0	0	10,255	0	0	0	0	0	0	0	0	0	0
GE. CAPITAL		4.29	0	0	0	0	0	0	0	143,570	0	0	0	0	0	0

STOCK EXCHANGE CODE: HERDEZ
GRUPO HERDEZ, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 3 YEAR: 2002

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
TOTAL BANKS			285,143	620,000	0	27,621	34,868	5,384	0	296,567	0	0	0	0	0	0
PROVEEDORES																
VARIOS PROVEEDORES			211,410	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			211,410	0	0	0	0	0	0	0	0	0	0	0	0	0
OTRAS CUENTAS POR PAGAR			66,394	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			66,394	0	0	0	0	0	0	0	0	0	0	0	0	0
			562,947	620,000	0	27,621	34,868	5,384	0	296,567	0	0	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	21,468	208,570	0	0	208,570
OTHER	0	0	0	0	0
TOTAL	**21,468**	**208,570**			**208,570**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	4,800	46,632	0	0	46,632
INVESTMENTS	0	0	0	0	0
OTHER	5,950	57,805	0	0	57,805
TOTAL	**10,750**	**104,437**			**104,437**
NET BALANCE	**10,718**	**104,133**			**104,133**
FOREING MONETARY POSITION					
TOTAL ASSETS	**5,150**	**52,684**	0	0	**52,684**
LIABILITIES POSITION	**35,625**	**364,440**			**364,440**
SHORT TERM LIABILITIES POSITION	2,700	27,621	0	0	27,621
LONG TERM LIABILITIES POSITION	32,925	336,819	0	0	336,819
NET BALANCE	**(30,475)**	**(311,756)**			**(311,756)**

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA LA POSICIÓN EN MONEDA EXTRANJERA FUE DE $10.23
EL TIPO DE CAMBIO UTILIZADO PARA LA BALANZA DE DIVISAS FUE DE $9.5942

STOCK EXCHANGE CODE:**HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,929,133	2,379,417	(450,284)	0.01	4,157
FEBRUARY	1,706,709	2,353,020	(646,310)	0.01	(415)
MARCH	1,691,291	2,174,758	(483,466)	0.01	2,473
APRIL	1,765,678	2,211,061	(445,383)	0.01	2,405
MAY	1,767,290	2,213,691	(446,401)	0.01	893
JUNE	1,882,154	2,220,639	(338,486)	0.01	1,219
JULY	1,538,512	2,058,618	(520,106)	0.01	(1,351)
AUGUST	1,392,834	1,991,022	(598,188)	0.01	3,544
SEPTEMBER	1,356,963	1,936,536	(579,574)	0.01	5,394
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**18,319**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
N O A P L I C A B L E

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA MÉXICO	FAB MAY, MOST, JUGOS Y MERM	11,500	60
PLANTA S.L.P. LA PAZ	FAB MAY, MOST, ESPECIAS, TES	5,000	65
PLANTA S.L.P. INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS	5,500	76
PLANTA VERACRUZ	FAB CHILES, FRUTAS, JUGOS	6,000	50
PLANTA ENSENADA	FAB SALSAS, ACEITUNAS	1,500	96
PLANTA YAVAROS	ENLATADO DE SARDINA	800	95
PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	75
PLANTA VALLEJO	FAB DE CREMAS, JABONES	500	50
CENTRO DISTR MÉXICO	DISTR PROD HERDEZ, D MARIA, MCCORMICK	17,272	95
CENTRO DISTR CHIHUAHUA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,300	90
CENTRO DISTR S.L.P.	DISTR PROD HERDEZ, D MARIA, MCCORMICK	6,420	90
CENTRO DISTR GUADALAJARA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,843	90
CENTRO DISTR MÉRIDA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	1,600	90
CENTRO DISTR TIJUANA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,355	90
CENTRO DISTR MONTERREY	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,204	90
CENTRO DISTR PUEBLA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	5,550	90

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
	VASO		VITROCRISA		2.21
	CARTON		ENVASES Y EMPAQUES DE MEXICO		2.49
	ETIQUETA		LITOPLAS		2.16
	TAPA		ALUCAPS MEXICANA		3.49
	BOTE		INDUSTRIA METALICA DEL ENVASE		10.81
	FRASCO		VIDRIERA QUERETARO		10.91
	PLASTICOS		LITOPLAS		0.53
	TETRAPAK		TETRAPAK		0.40
	PELICULAS		PRORUSA		0.07
	CAJILLA		PAESANO PRINTING		0.40
	ACEITE DE SOYA		ACEITES CARGILL		9.39
	VIDRIERA GUDALAJARA, S.A. DE				
	VIDRIERA MEXICALI, S.A. DE C.				
	J. PARRA E HIJOS, S.A. DE C.				
	PRODUCTOS PICANTES DE BAJA CA				
	SALAS LIGA				
	CONCEPCION				

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS	11,649	721,711	10,153	1,523,181		HERDEZ	CIFRA WALL MART
JUGOS FRUTAS Y POST	3,105	185,474	2,729	332,011		DOÑA MARIA	COMERCIAL MEXICAN/
VEGETALES	2,387	236,077	2,112	338,431		MCCORMICK	GIGANTE
MARISCOS Y CARNES	1,720	204,385	1,705	362,466		HORMEL	SORIANA
VARIOS	12	415	224	80,642		YAVAROS	ISSSTE
PASTAS Y SALSAS	7,500	151,336	6,720	271,194		BUFALO	
TOTAL		1,499,398		2,907,925			

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS			1,738	153,443	USA	HERDEZ	
JUGOS FRUTAS Y POST			52	4,962	CENTROAMERICA	DOÑA MARIA	
VEGETALES			458	36,653	SUDAMERICA	BUFALO	
MARISCOS Y CARNES			113	13,132	EUROPA		
VARIOS			3	380			
TOTAL				208,570			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 341,339,479

Number of shares Outstanding at the Date of the NFEA: (Units) — 422,555,963

[X] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
SEGUND	*	422,555,963.00	15/05/2002	140,000,000.00

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEA

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
SEGUND	*	422,555,963.00	15/06/2002	69,721,734.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 30 OF SEPTIEMBRE OF 2002

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 30 OF SEPTIEMBRE OF 2002 — 446,258,619

Number of shares Outstanding at the Date of the NFEA: (Units) — 422,560,963

STOCK EXCHANGE COI **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **1999**

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2001**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	422,555,963

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE COI HERDEZ QUARTER: 3 YEAR: 2002

RAZON SOCIAL: **GRUPO HERDEZ, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** 21,220,797

Number of Shares Outstanding at the Date of the NFEAR: (Units) 422,555,963

[X] ARE FIGURES FISCALLY AUDITED? [X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
SEGUND	*	422,555,963.00	15/06/2002	21,778,904.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 30 OF SEPTIEMBRE OF 2002

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF SEPTIEMBRE OF 2002 0

Number of shares Outstanding at the Date of the NFEAR (Units) 422,560,963

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 0

Number of shares Outstanding at the Date of the NFEAR (Units) 422,555,963

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **3** YEAR **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
*		0	43,200,000	379,360,963	278,091,872	144,469,091	43,227	379,598
TOTAL			**43,200,000**	**379,360,963**	**278,091,872**	**144,469,091**	**43,227**	**379,598**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
422,560,963
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
*	9,439,037	3.14871	4.00000

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ

FECHA: 5/12/2002 13:56

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO HERDEZ, S.A. DE C.V.
DO MICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	201-56-55
FAX:	5-201-57-99
E-MAIL:	
DIRECCION DE INTERNET	www.grupoherdez.com.mx

AUTOMATICO: X .

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GHE910910H19
DOMICILIO	CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA:	ARGENTINA PONIENTE
C. POSTAL:	11230
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	C.P. JOSE GUADALUPE VEGA ELIAS
DOMICILIO:	CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA:	ARGENTINA PONIENTE
C. POSTAL:	11230
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5-576-31-00 EXT. 1200
FAX:	55-76-25-24
E-MAIL:	jvega@herdez.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE Y DIRECTOR GENERAL
NOMBRE:	LIC. ENRIQUE HERNÁNDEZ PONS-TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-49
FAX:	5-201-57-99
E-MAIL:	ehpt@herdez.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	PRESIDENTE Y DIRECTOR GENERAL
NOMBRE:	LIC. ENRIQUE HERNÁNDEZ - PONS TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ FECHA: 5/12/2002 13:56

TELEFONO: 5-201-57-48, 49, 40, 41
FAX: 5-201-57-99
E-MAIL: ehpt@herdez.com.mx, hhpt@herdez.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. PABLO LEZAMA VÉLEZ
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-23
FAX: 5-201-57-98
E-MAIL: plv@herdez.com.mx

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE: C.P. ERNESTO RAMOS ORTIZ
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-21
FAX: 5-201-57-97
E-MAIL: eramos@herdez.com.mx

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. PABLO LEZAMA VÉLEZ
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-23
FAX: 5-201-57-98
E-MAIL: plv@herdez.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE: LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-40 Y 52-01-57-41
FAX: 5-201-57-99
E-MAIL: hhpt@herdez.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE: LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO: MONTE PELVOUX # 215

CLAVE DE COTIZACION: HERDEZ **FECHA:** 5/12/2002 13:56

COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-40 Y 52-01-57-41
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	COORDINADORA CON RELACIÓN A INVERSIONISTAS
NOMBRE:	LIC. ADRIANA LEGORRETA GUTIÉRREZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-56-02 Y 52-01-56-03
FAX:	5-201-56-46 Y 52-01-57-93
E-MAIL:	alegorreta@herdez.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE:	C.P. ERNESTO RAMOS ORTIZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-21
FAX:	5-201-57-97
E-MAIL:	eramos@herdez.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE:	LIC. HECTOR HERNÁNDEZ PONS-TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-49
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

03 JAN 28 AM 7:21

Exemption Number: 82-3818

NOTICE OF THE GENERAL EXTRAORDINARY AND ANNUAL GENERAL ORDINARY MEETING OF SHAREHOLDERS OF GRUPO HERDEZ, S.A. DE C.V..

According to the resolution taken by the Board of Directors, in their meeting of February 20, 2002, the General Extraordinary and Annual General Ordinary Meeting of Shareholders will take place on March 19, 2002 at 5:00 P.M. in Monte Pelvoux No. 215 Lomas de Chapultepec, 11000 México, D. F.

The meeting will follow the following:

Agenda:

General Extraordinary Meeting:

1. Study and in case, approval the new statutes for the society according with the Mexican General Stock Market Law.
2. Approval of the new special representative delegate.

Annual General Ordinary Meeting:

1. Study and in case approval to inform ordinary meeting of the Board of Directors, about results for the year of January 1, 2001 ended December 31,2001, required by Article 172 of Mexican General Law of Corporation including the financial statements for the year ended December 31,2001.
2. Study and in ins case, approval of the project of application of the results for the year ended December 31, 2000.
3. Aproval an in case the divends will be paid of $0.165/1000M.N (one hundred sixty five cents M.N.) each share for one coupon of series B.
4. Appointment or ratification of the members of the Board of Directors and Examiner, and determination of their fees.
5. Appointment or ratification of the members of the Executive Committee of the Board of Directors.
6. Approval of the new special representative delegate.
7. Any Other matter regarding the above.

To have the right to attend and vote at the meeting, the shareholders must obtain the admission card at the address mentioned above by presenting to the secretary the share certificates or the certificate of their deposit with S.D. Indeval, S.A. de C.V., or with any other credit institution, no later than 24 hours before the time of the meeting.

The shareholders may appear personally at the meeting or send their representative with the required power of attorney.

Mexico, D. F. March, 4, 2002

For the Board of Directors.

HÉCTOR HERNÁNDEZ-PONS T.
Secretary.

TRANSLATION FROM SPANISH

MINUTES OF THE **ORDINARY GENERAL SHAREHOLDERS' MEETING AND ORDINARY GENERAL SHAREHOLDERS' MEETING** OF **GRUPO HERDEZ, S.A. DE C.V.**, HELD ON **MARCH 19, 2002** STARTING AT 17:00 HOURS AT THE PRINCIPAL PLACE OF BUSINESS OF THE CORPORATION SITUATED IN MEXICO CITY, FEDERAL DISTRICT.

The Meetings were chaired by Mr. Enrique Hernández-Pons Torres, in his capacity of Chairman of the Board of Directors, and Mr. Héctor Hernández-Pons Torres acted as Secretary, being also the Secretary of the Board of Directors, in the presence of Mr. Damián Basurto, Statutory Auditor of the Corporation.

The Chairman proposed and the Shareholders unanimously voted to designate as Inspectors of Elections Mr. Pablo Lezama Vélez and Mr. Iñigo Dávila Fernández, who in the performance of their duties proceeded to do a recount of the shares possessed by the shareholders in attendance.

After having verified the calculation of the shares possessed by the attending shareholders, in accordance with the attendance list ... (four hundred and six ... red and

seventy) shares present out of the 422,555,963 (four hundred and twenty-two million five hundred and fifty-five thousand nine hundred and sixty-three) shares of the company's capital stock with voting rights, that is, 96.09% (ninety-six point zero nine percent), wherefore the Chairman declared that the meetings were legally convened and the resolutions taken thereat valid, pursuant to the stipulations of the Corporate Bylaws and the General Law on Business Corporations [Ley General de Sociedades Mercantiles].

Thereupon, the Secretary read out the following:

AGENDA

Extraordinary General Shareholders' Meeting:

1. Study and, if applicable, approval to modify the Corporation's corporate bylaws, in order to update them and adjust them if necessary to the new provisions of the Securities Market Act [Ley del Mercado de Valores].
2. Designation of special delegates.

Annual Ordinary General Shareholders' Meeting:

1. Presentation and, if applicable, approval or modification of the report by the Board of Directors on the running of the business of the Corporation during the fiscal year from

January 1, 2001 through December 31, 2001, to be rendered in accordance with Articles 172 and 181 of the General Law on Business Corporations and which, therefore, includes the financial statements of the Corporation and the expert opinion of the Statutory Auditor.

2. Study and, if applicable, approval of the proposal for distribution of the profits or losses for the fiscal year from January 1, 2001 through December 31, 2001.
3. Discussion and, if applicable, approval of the payment of a dividend at the rate of $0.165 (ZERO PESOS 165/1000 CENTS, MEXICAN CURRENCY) for each of the shares of Series "B" representing the capital of the Corporation that are in circulation.
4. Designation and, if applicable, ratification of the appointments of the members of the Board of Directors and Statutory Auditor of the Corporation and their emoluments.
5. Designation and, if applicable, ratification of the appointments of the members of the Audit Committee, Executive Committee, Evaluation and Compensation Committee and Finances and Planning Committee of the Board of Directors of the Corporation.
6. Determination of the maximum amount of funds which the Corporation may allocate to the purchase of its own shares

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

for the fiscal year ending on December 31, 2002, by the terms of Article 14-A 3 of the Securities Market Act.

7. Designation of special delegates.

Having unanimously approved the Agenda, the attendees went on to discuss it, obtaining the following result:

Extraordinary General Shareholders' Meeting:

FIRST. In discussing the first item on the Agenda of the Extraordinary General Shareholders' Meeting, the Chairman commented that by virtue of the Corporation's present needs and as a consequence of the recent reform to the Securities Market Act, it is deemed suitable to adjust the Corporate Bylaws of the Corporation, where for he proposes to entirely amend such bylaws so that in future they shall be left as follows:

FIRST. **NAME**. The corporation's name is "GRUPO HERDEZ", which shall be followed by the words "Sociedad Anónima de Capital Variable" or its abbreviation "S.A. de C.V.".

SECOND. **DOMICILE**. The domicile of the corporation shall be in Mexico City, Federal District, and it may establish

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

agencies, branches or related offices in any place in the Republic of Mexico or abroad.

THIRD. **CORPORATE PURPOSE.** The purpose of the corporation is:

a) To promote, constitute, organize, exploit and hold participations in the capital and assets of any kind of commercial or civil corporations or partnerships, or of any other kind, both national and foreign, as well as participate in their administration or liquidation.

b) The acquisition, alienation and, in general, the negotiation of all kinds of shares, equity interests and of any other security permitted by law.

c) The acquisition, alienation and, in general, the negotiation of its own shares, by the terms and conditions of the Securities Market Act.

d) The issuance, subscription, acceptation, endorsement, third-party guarantee or any other kind of negotiation with instruments and securities permitted by law and which do not require special authorization or concession.

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

e) The execution of all kinds of acts, the contracting of loans or liabilities, granting and receiving specific guarantees, the issuance of debentures, bonds, commercial paper, shares and any other security permitted by law, accepting, issuing, endorsing or acting as security for all kinds of negotiable instruments and securities, furnishing bonds, third-party guarantees or guarantees of any kind, with respect to the obligations contracted or the instruments issued or accepted by third parties.

f) Acquiring, marketing, alienating, taking and granting the use and enjoyment by any means permitted by law of real and personal property.

g) Obtaining, acquiring, contracting and granting by any means permitted by law: patents, trademarks, trade names, designs, plans, formulas, studies, projects, copyrights and concessions for all kinds of industrial and commercial activities of any kind.

h) The provision or contraction of technical, administrative, consultative and advisory services, as well as the execution of contracts and agreements for realizing the other objectives related with the corporate purpose.

i) The corporation shall carry out any other activity permitted by law that may be necessary or complementary to the fulfillment of the corporation's purpose.

FOURTH. DURATION. The duration of the corporation shall be indefinite.

FIFTH- EXPRESS AGREEMENT FOR FOREIGN SHAREHOLDERS. This Corporation is Mexican. Any present or future foreign shareholders of the Corporation are formally bound with the Ministry of Foreign Relations to be considered as Mexican nationals with respect to any shares in the corporation they may acquire or hold, as well as any property, rights, concessions, participations or interests the corporation may hold, or of the rights and obligations derived from the contracts to which the corporation may be party with Mexican authorities, and not to invoke therefore the protection of their own governments. Failure to comply with the above shall render them liable to forfeiting to the Mexican nation any equity interest they may have acquired.

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

SIXTH. **CAPITAL STOCK**. The capital stock is variable. The minimum fixed capital stock without right of withdrawal is the sum of SIX MILLION EIGHT HUNDRED AND TWENTY-FIVE THOUSAND TWO HUNDRED AND NINETY-FOUR PESOS SEVENTY CENTS, MEXICAN CURRENCY and it is represented by FORTY-THREE MILLION TWO HUNDRED THOUSAND common registered shares without par value, fully subscribed and paid up.

The amount of the variable capital stock may on no account exceed ten times the amount of the corporation's minimum fixed capital stock without right of withdrawal.

The amount of the variable capital shall always be represented by shares which shall have the characteristics determined at the Shareholders' Meeting where their issuance was agreed upon, which shall in all cases be registered and without par value.

SEVENTH. **SHARES**. For purposes of identification, the shares representing the capital stock shall be divided into two classes.

a) Class "I" shall be made up of shares in the fixed minimum capital stock, without right of withdrawal; and

b) Class "II" shall be made up of shares representing the variable capital stock.

The entire amount of the Corporation's capital stock shall be represented by common registered shares without par value, in a single series. All of the shares shall be freely subscribed and shall grant their holders equal rights and obligations, with the exception of the right of withdrawal, which shall be exclusively for the holders of shares in the variable part, pursuant to the provisions of these corporate bylaws, the General Law on Business Corporations, the Securities Market Act, any provisions of a general nature issued by the National Banking and Securities Commission and other applicable legal provisions.

Whenever foreign shareholders hold equity in the Corporation's capital, they shall have to comply with the regulations in force established for foreign investment.

Ownership of one or more shares implies the acceptance of these corporate bylaws and of the resolutions lawfully adopted at the Shareholders' Meeting or by the Board of Directors of the Corporation.

EIGHTH. SHARE CERTIFICATES. The shares shall be covered by printed certificates. Interim certificates may be issued until the definitive certificates are printed.

Both the provisional certificates and the definitive certificates of shares shall be progressively numbered within each Class and they may cover one or more shares; the definitive certificates shall bear attached registered coupons, numbered progressively, which shall be torn from the certificate and handed over to the corporation against the payment of dividends or interest. The interim certificates may also bear coupons. The definitive certificates to the provisional certificates shall meet with all of the other requirement demanded by Article One Hundred and Twenty-Five of the General Law on Business Corporations; on them shall be literally transcribed in ostensible form the text of the Fifth Clause of these bylaws, they shall be signed with the autographed signature

of the Chairman and the Secretary of the Board of Directors of the Corporation or by any two members of said board, designated for such purpose.

They may also be signed in facsimile form by the same officers on the condition that the original of the respective signatures be deposited with the Public Commerce Registry of the Corporation's domicile.

At the request of their holders, and at their expense, the interim certificates and definitive certificates of shares may be exchanged for others of different denominations.

In the event of loss or destruction of the interim or definitive share certificates, they shall be replaced at the expense of their holder, pursuant to the stipulations contained in the General Law on Negotiable Instruments and Credit Transactions [Ley General de Títulos y Operaciones de Crédito].

NINTH. REGISTERED STOCK LEDGER. The Corporation shall possess a Registered Stock Ledger, which may be kept in accordance with the decisions of the Administration of the

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

Corporation. In such book, the information demanded by Article One Hundred and Twenty-Eight of the General Law on Business Corporations shall be mentioned. The Corporation shall consider the owner of the shares to be whoever appears listed as such in the aforementioned Registered Stock Ledger. The annotations related with any transfers of shares effectuated shall be done at the request of the interested parties.

For purposes of preparing an attendance list of shareholders, due to the holding of a Shareholders' Meeting, the Registered Stock Ledger shall be closed five days before the holding of each meeting and shall not be opened again until the day after such meeting took place or the date on which it should have taken place.

TENTH. <u>CAPITAL INCREASES AND REDUCTIONS</u>. Notwithstanding the increases or reductions of capital stock derived from the acquisition of the corporation's own shares on the stock market in which the Corporation operates and, on the understanding that such shares be converted into treasury bonds pursuant to these corporate bylaws, Article Fourteen-A Three of the Securities Market Act, any rules of a

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

general nature issued by the National Banking and Securities Commission and any other applicable legal provision any increase or reduction in the capital stock in both the fixed and variable parts, shall be done by resolution emanating from the Extraordinary General Shareholders' Meeting. The respective minutes in both cases must be certified before a Notary Public.

No listing of the notarial instruments containing the increases or decreases in the variable part of the Corporation's capital shall be necessary in the Public Commerce Registry of the Corporation's domicile.

No capital increase may be declared before the shares previously issued are fully paid-up.

Whenever there exist shares issued to represent the variable part of the capital stock and which, by resolution of the Extraordinary General Shareholders' Meeting declaring their issuance, shall have to be deposited with the Corporation's treasury in order to be delivered by the Board of Directors to the Corporation's shareholders as they become subscribed and paid-up, in all cases the

preemptive rights of the corporation's shareholders referred to by this clause shall be respected.

The shareholders shall have a preemptive right to subscribe any new shares issued in the event of a capital stock increase, in proportion to the number of shares they hold at the time of the declaration of the increase in question.

This right shall have to be exercised within fifteen days, counted from the day after the publication of the respective resolution in the Official Gazette of Mexico.

In the event that, after the expiration of the term during which the shareholders should have exercised the preemptive right granted them in this clause, some shares remain unsubscribed, the Board of Directors shall offer such shares to third parties for subscription and payment, provided that the shares in question are offered for subscription and payment under terms and conditions that are not more favorable to those in which they might have been acquired by the Corporation's shareholders.

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In the event that the Board of Directors, within the fifteen days following the expiration date of the term during which the shareholders should have exercised the preemptive right, fails to place the shares which have not been subscribed by the shareholders, or, where applicable, by third parties, such shares shall be cancelled and, therefore, the capital stock shall be reduced proportionally, by the part corresponding to the cancelled shares.

Reductions in capital to absorb losses or by reimbursement to the shareholders shall be effectuated by the proportional redemption of the number of shares in circulation, but in all cases, shares representing the variable part of the capital shall be redeemed first and only if the quantity of such shares is insufficient to fully absorb the amount of the approved capital reduction shall shares representing the fixed minimum capital stock without right of withdrawal be redeemed in order to complete the capital reduction in question.

In the event of a capital stock reduction, as a consequence of shareholders owning shares representing the variable

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part of the capital stock wishing to exercise their right to fully or partially withdraw their contribution, the capital reduction shall be effectuated with strict observance of the orders contained in Articles Two Hundred and Twenty and Two Hundred and Twenty-One of the General Law on Business Corporations. Additionally, the corresponding reimbursement shall be subject to the payment thereof being made in accordance with the value that turns out to be the lower of the following two values.

Ninety-five percent of the Stock Market quotation, obtaining the average of transactions which have been done during the thirty-days in which the shares of the Corporation have been quoted, prior to the date on which the withdrawal should take effect, or else the book value of the shares in accordance with the financial position statement corresponding to the close of the fiscal year in which the separation should take effect, previously approved at the Ordinary General Shareholders' Meeting.

The payment of the reimbursement shall be due from the Corporation as of the day after the holding of the Ordinary General Shareholders' Meeting at which approval is given to

the statement of the financial position corresponding to the fiscal year in which the withdrawal should take effect.

No shareholder may exercise the right of withdrawal referred to by the preceding paragraph when, as a consequence of exercising that right, the number of shareholders of the corporation is reduced to less than two.

Any increase or reduction of capital shall be listed in the ledger or register kept by the corporation for that purpose.

ELEVENTH. SHAREHOLDERS' MEETING. The General Shareholders' Meeting is the highest governing body of the Corporation. The general shareholders' meetings are Ordinary or Extraordinary and shall be held at the corporate domicile with the exception of circumstances of acts of God or force majeure.

The Ordinary General Shareholders' Meeting shall convene at least once per year, within the first four months following the close of the fiscal year. In addition to the matters

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mentioned in Article One Hundred and Eighty-One of the General Law on Business Corporations, the Ordinary General Shareholders' Meeting shall deal with and resolve upon the presentation of the report referred to by the general announcement of Article One Hundred and Seventy-Two of the General Law on Business Corporations on the corporation's immediately previous fiscal year.

The Annual Ordinary General Shareholders' Meeting, in addition to the items referred to by the preceding paragraph, shall include the presentation to the shareholders of the report referred to by the general listing of Article One Hundred and Seventy-Two of the General Law on Business Corporations on the immediately previous fiscal year of the corporation or corporations who are majority holders of the shares, whenever the value of the investment of each of them is greater than twenty percent of the net worth, according to the financial position statement of the controlling corporation at the close of the corresponding fiscal year.

Extraordinary Meetings shall be those convened in order to deal with any of the items referred to by Article One

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Hundred and Eighty-Two of the General Law on Business Corporations.

Ordinary and Extraordinary General Shareholders' Meetings shall be called by the Board of Directors, through its Chairman, or in the absence thereof, by the Secretary of the Corporation; also at the request of the shareholders under the terms of Articles One Hundred and Eighty-Four and One Hundred and Eighty-Five of the General Law on Business Corporations, or by the Statutory Auditors, in accordance with Section Six of Article One Hundred and Seventy-Six of such law.

Shareholders representing at least fifteen percent of the capital stock may directly exercise a civil liability action against the administrators provided that they meet with the requirements established by Article One Hundred and Sixty-Three of the General Law on Business Corporations. Such action may also be exercised with respect to the Statutory Auditors and members of the Audit Committee, in observance of such legal precept.

Shareholders with shares with voting rights, even in limited form, representing at least ten percent of the shares represented at a Shareholders' Meeting may request that the voting be postponed on any matter with respect to which they feel insufficiently informed, in observance of the terms and conditions set forth in Article One Hundred and Ninety-Nine of the General Law on Business Corporations.

Shareholders with shares with voting rights, even in limited or restricted form, representing at least twenty percent of the capital stock may judicially oppose the resolutions emanating from the General Shareholders' Meetings in respect of which they have the right to vote, provided that they satisfy the requirements of Article Two Hundred and One of the General Law on Business Corporations, being equally applicable Article Two Hundred and Two of the aforementioned law.

TWELFTH. **<u>NOTICES OF MEETINGS</u>**. The notices for the Ordinary and Extraordinary General Shareholders' Meeting shall be effectuated by the Board of Directors, through the person designated for these purposes, and they shall be published

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in the Official Gazette of Mexico or in one of the newspapers of highest circulation at the corporate domicile, at least eight days prior to the date appointed for the meeting to be held, except when they are Shareholders' Meetings held to approve the report referred to by Article One Hundred and Seventy-Two of the General Law on Business Corporations, which shall be called at least fifteen days beforehand.

The Notices of Meetings shall set forth the place, date and time for the meeting to be held. They shall contain the Agenda and be signed by whoever makes them.

The notice shall not be required whenever the full amount of the shares is represented at the time of voting.

Notwithstanding the foregoing, the shareholders with shares with voting rights, even in limited or restricted form, representing at least ten percent of the capital stock may request that a General Shareholders' Meeting be called by the terms set forth in Article One Hundred and Eighty-Four of the General Law on Business Corporations and Fourteen-A Three of the Securities Market Act.

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On and after the moment in which the notice is published for the Shareholders' Meetings, the Corporation shall maintain available to the same shareholders, immediately and freely, the information and the documents related with each of the items on the agenda.

THIRTEENTH. **<u>REPRESENTATION AT AND ADMISSION TO THE MEETINGS</u>.** The shareholders may be represented at the meetings of any kind by proxy granted on forms drawn up by the Corporation, which must meet with the following requirements:

a) They must clearly set forth the name of the Corporation, as well as the respective Agenda. The items referred to by Articles One Hundred and Eighty-One and One Hundred and Eighty-Two of the General Law on Business Corporations may not be included under the heading of general business.

b) The must contain space for the instructions set forth by the grantor for the exercise of the proxy.

The Corporation shall maintain available to the stock brokers who evidence their representation of the shareholders of this Corporation, for the term referred to in Article One Hundred and Seventy-Three of the General Law on Business Corporations, the forms of the proxy letters, in order for them to be able to forward them to their principals.

The Secretary of the Board of Directors of the Corporation shall be bound to ensure observance of the provisions of this subsection and report on it to the Shareholders' Meeting, which shall be recorded in the respective minutes.

The shareholders may not be represented by either the Directors or the Statutory Auditors of the Corporation.

In order to be admitted to the meetings, the shareholders shall be duly listed in the Stock Leger which shall be kept by the Corporation pursuant to the stipulations of these corporate bylaws; additionally, the shareholders shall request from the Corporation, during the final working day at the latest prior to the day on which the meeting is to be held, the corresponding admission card, which shall be

issued to them against the deposit of interim or definitive share certificates, or against the delivery of the document evidencing the deposit thereof with any of the institutions for the deposit of securities, or with any fiduciary or lending institution, whether national or foreign.

FOURTEENTH. **CHAIRING OF THE MEETINGS.** The Ordinary and Extraordinary General Shareholders' Meetings shall be chaired by the Chairperson of the Board of Directors and, in his or her absence, by any of the shareholders designated at the meeting itself in question.

The chairperson shall appoint two inspectors of elections from among the shareholders, shareholders' representatives or guest in attendance, in order to determine whether or not the lawful quorum exists and so that they may count the votes cast, if the latter is requested by the Chairperson of the Meeting.

FIFTEENTH. **ASSEMBLY OF THE MEETINGS.** The Ordinary General Shareholders' Meetings held by first call shall be deemed lawfully assembled if at least fifty percent of the capital stock is represented; in the case of a second or final

call, the Ordinary General Shareholders' Meetings shall be deemed lawfully assembled regardless of the number of shares represented.

The Extraordinary General Shareholders' Meetings shall be deemed lawfully assembled, by virtue of the first call, if at least seventy-five percent of the capital stock is represented; in the case of a second or final call, the Extraordinary General Shareholders' Meetings shall be deemed lawfully assembled if at least fifty percent of the capital stock is represented.

SIXTEENTH. VOTING AT THE MEETINGS. The resolutions adopted at the Ordinary General Shareholders' Meetings, held by virtue of a first or subsequent call, shall be valid if they are adopted by majority vote of the shares present or represented- The resolutions of Extraordinary General Shareholders' Meetings shall be valid if approved by the favorable vote of shares representing at least half of the capital stock.

Except in the case of the full meetings referred to by Article One Hundred and Eighty-Eight of the General Law on

Business Corporations, for the resolutions adopted at the Shareholders' Meetings to be valid, they must refer only to the items contained on the Agenda appearing in the respective notice of meeting.

Resolutions adopted outside of a Shareholders' Meeting by unanimous vote of the Shareholders representing the full amount of the shares with voting rights or of the special category of shares in question, if applicable, shall, for all legal purposes, have the same validity as if they had been adopted in a General or Special Shareholders' Meeting, respectively, provided they are confirmed in writing.

SEVENTEENTH. **MINUTES OF THE MEETINGS**. Minutes shall be taken from each meeting, which shall contain the resolutions adopted. Such minutes shall be entered in the book kept for that purpose by the corporation.

Furthermore, a file shall be formed from each meeting in which to keep copies of the minutes and of the attendance list, signed by the inspectors of elections, the admissions cards thereto, the proxy letters, a copy of the publications in which, if applicable, the notice of meeting

appeared and, if applicable, copies of the reports of the Board of Directors and of the Statutory Auditors, and any other documents which may have been submitted to the consideration of the attendees at the meeting.

If the minutes of any meeting were not able to be entered in the respective book, said minutes shall be authenticated before a Notary Public. The minutes of the extraordinary general shareholders' meetings, with the exception of those regarding increases or reductions of the variable part of the capital stock, shall be authenticated before a Notary Public and shall be listed in the Public Commerce Registry of the Corporation's domicile. All minutes of shareholders' meetings, as well as the supporting documents regarding those that were not able to be held owing to lack of quorum, shall be signed by the Chairperson and the Secretary of the Shareholders' Meeting, as well as by any Statutory Auditors who were present.

EIGHTEENTH. ADMINISTRATION. The administration and representation of the Corporation shall be the responsibility of a Board of Directors, formed by the number of regular and alternate members decided upon at the

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shareholders' meeting, but in all cases, the Board of Directors of the Corporation shall be formed by a minimum of five and a maximum of twenty regular board members, of whom at least twenty-five percent shall be independent.

Pursuant to the provisions of Article Fourteen-A of the Securities Market Act, for purposes of these corporate bylaws, Independent Board Members shall be understood to mean those persons who, selected for their experience, capacity and professional prestige, on no account shall be:

a) Employees or executives of the Corporation, including those persons who may have occupied such positions during the immediately previous year;

b) Shareholders who, without being employees or managers of the Corporation, shall have power to command the executives thereof;

c) Partners or employees of corporations or partnerships who provide advisory or consultancy services to the Corporation or to the companies which belong to the same

economic group of which the latter forms part, whose incomes represent ten percent or more of their incomes;

d) Clients, suppliers, debtors, creditors, partners, board members or employees of a corporation which is a major client, supplier, debtor or creditor.

A client or supplier is deemed to be a major one when the sales of the Corporation represent more than ten percent of the total sales of the client or supplier, respectively.

Furthermore, a major debtor or creditor is deemed as such when the amount of the credit is more than fifteen percent of the assets of the Corporation or of its counterpart.

e) Employees of a civil foundation, non-profit organization or non-trading partnership which receives major donations from the Corporation.

Major donations are considered to be those representing more than fifteen percent of the total donations received by the institution.

f) Chief executive officers or top-level executive of a corporation on whose board of directors the chief executive officer or a top-level executive of the Corporation is a member; and

g) Spouses or life partners, as well as blood relatives or relatives by affinity or civil ties to the first degree with respect of the persons mentioned in subdivisions c) through f) above, or, to the third degree, in connection with the persons set forth in subdivisions a) and b) above.

The members of the Board of Directors may be reelected, but in any event, they shall continue in functions until the persons designated to replace them have taken over.

The shareholder or group of shareholders owning shares representing at least ten percent of the capital stock shall have the right to designate a Regular Board Member and, if applicable, that person's alternate.

Any minority of holders of shares with restricted vote other than those provided for by Article One Hundred and Thirteen of the General Law on Business Corporations or with limited voting referred to by such precept, who represent at least ten percent in one or in both share series, shall have the right to designate at least one board member and that person's respective alternate; in the absence of this designation of minorities, the holders of said class of shares shall entitled to appoint at least two board member and their replacements. In the latter case, the designations, as well as the replacements and revocations of the board members shall be agreed upon at a special shareholders' meeting. The appointments of the Board Members designated by the minorities may only be revoked when the appointments of the other Board Members of the Corporation are revoked.

NINETEENTH. **<u>ALTERNATE BOARD MEMBERS</u>**. The alternate board members of the Board of Directors may only replace the regular board members in accordance with the decisions of the shareholders' meeting which elected them. The alternate board members for the independent board members must have that same capacity.

TWENTIETH. **<u>DESIGNATION OF THE CHAIRPERSON AND SECRETARY OF THE BOARD OF DIRECTORS</u>.** The Board of Directors shall designate from among its regular members a Chairperson and if it were deemed necessary, one or more Vice-Chairpersons, who shall enjoy the powers granted to them at the time of their designation.

The Chairperson shall represent the Board, and therefore the Corporation, before all kinds of private bodies and authorities and shall ensure that the resolutions emanating from the Shareholders' Meetings and from the Board of Directors are fulfilled.

Furthermore, the Board of Directors each year shall designate the Secretary of the Board of Directors and if deemed necessary, one or more Vice-Secretaries, who shall not necessarily be board members and who may also be designated at the shareholders' meeting.

The acting Secretary, or if applicable, the Vice-Secretary shall authenticate with his or her signature, the copies or extracts of the minutes of the Meetings of the Board of

Directors, of the Shareholders' Meetings and of the other documents of the corporation, and shall keep the file and correspondence of each board member.

TWENTY-FIRST. <u>NOTICE FOR THE MEETINGS OF THE BOARD OF DIRECTORS</u>. The Board of Directors shall meet at least once every three months and on any other occasion when called for such purpose by its Chairperson, by any two members of the Board itself, by the Secretary, or by the Vice-Secretary, by prior notice given in writing and sent at least five days before the date of the meeting, in such a manner as to ensure that the addressees shall receive it at whichever domiciles they have provided for such purpose to the corporation.

The Statutory Auditors of the Corporation shall be called to the Meetings of the Board of Directors.

TWENTY-SECOND. <u>HOLDING THE MEETINGS OF THE BOARD OF DIRECTORS</u>. In order for the Board Meetings to be deemed lawfully assembled, in all cases it shall require the attendance of at least the majority of its members. The Board of Directors shall adopt its resolutions by the

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favorable vote of the majority of the Board Members present at each meeting.

The Chairperson of the Board of Directors shall have the casting vote in the event of a tie.

The resolutions adopted outside a meeting, by the Board of Directors, by the unanimous vote of its members, shall, for all legal purposes, have the same validity as if they had been adopted at a board meeting, provided they are confirmed in writing.

TWENTY-THIRD. **<u>POWERS OF THE BOARD OF DIRECTORS</u>**. The Board of Directors shall have all of the powers included in the general powers of attorney for: a) litigation and collections; b) administrating property; c) exercising acts of ownership, with all of the general powers and those special powers which by law require a special clause, under the terms of Article two thousand five hundred and fifty-four of the Federal Civil Code [Código Civil Federal] and of the counterpart provisions of the Civil Code [Código Civil] for the Federal District of Mexico City and of the Civil Codes of the States of the Republic of Mexico; d)

representing the Corporation before private bodies and all kinds of administrative and judicial authorities, be they federal, of the states, or municipal, before all kinds of boards of Conciliation and Arbitration and other employment authorities, as well as before conciliators and arbitrators; e) issuing, accepting, endorsing and guaranteeing or subscribing, in any form, negotiable instruments, as well as for protesting them under the terms of the Ninth Article of the General Law on Negotiable Instruments and Credit Transactions [Ley General de Títulos y Operaciones de Crédito].

The foregoing powers include but are not limited to powers for:

a) Bringing all kinds of actions and appeals, even for the writ of amparo, and abandoning it; for reaching settlements, submitting to arbitration, preparing and answering interrogatories, assigning property, recusing and receiving payments; for discussing, executing and revising collective bargaining agreements; representing the Corporation before the employment authorities in labor matters to which the company is a party or

interested third party, in both the initial hearing, and in any other stages of the process of the employment law;

b) Carrying out all of the operations and entering into, modifying and rescinding agreements inherent to the purposes of the Corporation;

c) Managing bank accounts;

d) Appointing and removing the Chief Executive Officer, the members of the Committees of the Board of Directors of the Corporation and, if applicable, the Managing Directors and other officers of the Corporation, and determining their powers, obligations and remunerations.

e) Granting general (sic) special powers of attorney and revoking them;

f) Establishing branches, agencies or related offices and closing them down;

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g) Executing the resolutions of the shareholders' meetings;

h) Filing accusations and criminal complaints, granting the pardon, law permitting, and assisting the Public Prosecutor's Office as coadjutor;

i) Placing in circulation shares which have been deposited with the Treasury of the Corporation, in order to be placed in circulation among the shareholders of the Corporation or among third parties;

j) It shall correspond exclusively to the Board of Directors of the Corporation to determine in which sense the votes corresponding to the shares owned by the Corporation should be cast, at the Ordinary General, Extraordinary or special Shareholders' Meetings of the Corporations in which the Corporation is a majority shareholder;

k) The Board of Directors shall have the power — which may not be delegated - to decide upon the acquisition of the corporation's own shares and their subsequent placement on the market, pursuant to the provisions of Article Fourteen-A Three of the Securities Market Act and other applicable legal provisions;

l) Designation of the person responsible for managing the reserve fund for the acquisition of the corporation's own shares and for ordering the purchase and placement of said shares;

m) The Board of Directors of the Corporation shall require prior authorization from the Ordinary General Shareholders' Meeting in order to approve the acquisition or alienation of shares or the exercise of the right of withdrawal, in the following cases:

i) Whenever the value of the acquisition of shares of another Corporation, by virtue of one or more simultaneous or successive acquisitions, exceeds twenty percent of the net worth, according to the last statement of financial position of this Corporation.

In the event that the purpose of the Corporation shall include, in addition to the investment in shares or equity interests in other corporations, the performing of industrial, commercial or services activities, the approval of the Shareholders' Meeting shall not be

required, whenever they acquire shares in other corporations whose activities are coincidental with the industrial, commercial or services activities of the Corporation.

ii) Whenever the value of the alienation of shares of another Corporation, by virtue of one or more simultaneous or successive acquisitions, exceeds twenty percent of the net worth, according to the last statement of financial position of the Corporation.

In the event that the purpose of the Corporation shall include, in addition to the investment in shares or equity interests in other corporations, the performing of industrial, commercial or services activities, the approval of the Shareholders' Meeting shall also be required, whenever the alienation of the shares implies, by virtue one or more simultaneous or successive transactions, the loss of the control of the corporation issuing the shares, whose activities are coincidental with the industrial, commercial or services activities of this Corporation.

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iii) Whenever the exercise of the right of withdrawal in the variable capital stock corporations represents, by virtue of one or more simultaneous or successive acts, the reimbursement of shares whose value exceeds twenty percent of the net worth, according to the last statement of financial position of the Corporation.

In the event that the purpose of the Corporation shall include, in addition to the investment in shares or equity interests in other corporations, the performing of industrial, commercial or services activities, the approval of the Shareholders' Meeting shall also be required, whenever the withdrawal implies, by virtue one or more simultaneous or successive acts, the loss of the control of the corporation who performs the industrial, commercial or services activities of the controlling corporation.

n) Presenting to the Shareholders' Meeting the annual report of each of the Committees of the Board of Directors of the Corporation in respect of the activities of said Committees.

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ñ) Approving the transactions that are separate from the ordinary course of business and which may be entered into between the Corporations and its partners, with persons forming part of the administration of the Corporation or with whom such persons maintain connections regarding property or, if applicable, of blood relations or affinity to the second degree, the spouse or life partner; the purchase or sale of ten percent or more of the asset; the furnishing of guarantees for an amount over thirty percent of the assets, as well as transactions other than the above which represent more than one percent of the Corporation's assets.

The members of the Corporation's Board of Directors shall be responsible for the resolutions they arrive at owing to the matters referred to by this subdivision, except in the case established by Article One Hundred and Fifty-Nine of the General Law on Business Corporations.

TWENTY-FOURTH. **COMMITTEES OF THE BOARD OF DIRECTORS.** The Corporation may set up intermediate administrative bodies

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called Committees of the Board of Directors, in accordance with the following:

a) The structure, functioning system and demarcation of the powers of the Committees of the Board of Directors shall on no account include those reserved previously by the law or these corporate bylaws to other bodies of the Corporation.

b) The appointment of the members of the Committees of the Board of Directors shall fall to board members of the Corporation, designated at the same Ordinary General Shareholders' Meeting where the appointment of the members of the Board of Directors was decided.

Any shareholder or group of shareholders who represents at least ten percent of the capital stock shall be entitled to designate a regular member and, if applicable, that person's alternate, on each of the Committees of the Board of Directors that are formed. The members of the Committees who are designated by the minorities shall be designated from among the Board Members they have designated.

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c) The Committees of the Board of Directors of the Corporation shall be formed exclusively by regular members of the Board of Directors of the Corporation and by a minimum number of three and a maximum of seven board members.

d) The Committees of the Board of Directors shall be chaired by a Chairperson who shall be designated at the Shareholders' Meeting where the appointment of the members of the Board of Directors is agreed.

e) The members of the Committees of the Board of Directors shall act necessarily incorporated in a collegiate body, and their powers may not be delegated to natural persons, such as executive officers, managers, board members, delegates, attorneys-in-fact or other equivalent designations.

f) The members of the Committees of the Board of Directors shall occupy their positions for one year, unless they are relieved of their posts by the Ordinary Shareholders' Meeting of the Corporation, but in any

event they continue in their posts until the persons designated to replace them have taken possession thereof; they may be reelected and they shall receive the remunerations determined by the Ordinary General Shareholders' Meeting of the Corporation.

g) The Committees of the Board of Directors shall have the obligation to report their activities to the Board of Directors at least once per year, or else, whenever facts or acts of importance to the corporation arise, which in its opinion are deserving of such report.

h) The Committees of the Board of Directors shall call to their meetings the statutory auditor or auditors of the Corporation, who shall have to appear thereat with the right to speak but not to vote.

i) The Committees of the Board of Directors of the Corporation shall produce an annual report of their activities, which shall be presented to the Board of Directors.

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The Corporation may form any Committees of the Board of Directors decided upon by the Shareholders' Meeting, but in any event, it shall form an Audit Committee in accordance with Article Fourteen-A Three of the Securities Market Act, an Executive Committee, an Evaluation and Compensation Committee and a Finances and Planning Committee.

TWENTY-FIFTH. EXECUTIVE COMMITTEE. The Executive Committee of the Board of Directors of the Corporation shall execute the resolutions entrusted to it by the Board of Directors. For such purpose, the Board of Directors shall grant the Executive Committee any powers it may require in order to execute the respective resolutions for each specific case.

The Executive Committee may not delegate the whole of its powers to any person, but it may indicate the persons who should execute its resolutions. In the absence of such indication, both the Chairperson and the Secretary shall be empowered to execute its resolutions.

The Executive Committee shall assemble whenever it is called upon by its Secretary at the request of its Chairperson or any two of its members, at least three days

beforehand. In each case, the Statutory Auditors of the Corporation shall also be called, who shall attend with the right to speak but not to vote. The notice of the meeting shall be sent by mail, telegram, fax, messenger service or any other medium which shall ensure that the members of such committee will receive it. The notice of meeting may be signed by the Secretary of the Board of Directors of the Corporation or his or her replacement, who shall act in such capacity in the Executive Committee itself.

In order for the Meetings of the Executive Committee to be valid at least the majority of its members (sic). The resolutions of the Executive Committee shall be approved by the favorable vote of the majority of its members.

The resolutions adopted by the Executive Committee, by unanimous vote of its members, shall, for all legal purposes, have the same validity as if they had been adopted at a board meeting, provided they are confirmed in writing.

The Executive Committee shall render timely information, through its Chairperson or the Secretary, and at least

annually, to the Board of Directors of the resolutions that it shall adopt or whenever in the opinion of the Committee itself, facts or acts of importance arise for the Corporation that are deserving of such reporting. Minutes shall be drawn up from each meeting of the Executive Committee and transcribed in a special book in which to record the attendance of the members of the Committee and the resolutions adopted, and they shall be signed by whosoever acted as Chairperson and Secretary.

TWENTY-SIXTH. EVALUATION AND COMPENSATION COMMITTEE. The Evaluation and Compensation Committee of the Board of Directors of the Corporation shall perform the following duties:

a) Suggesting to the Board of Directors the procedures for proposing the Chief Executive Officer and top-level executives of the Corporation;

b) Proposing to the Board of Directors of the Corporation the criteria for the evaluation of the Chief Executive Officer and of the top-level executives of the

Corporation, in accordance with the general guidelines laid down by the Board of Directors;

c) Analyzing and promoting to the Board of Directors of the Corporation the proposal made by the Chief Executive Officer thereof about the structure and amount of the remunerations of the main executives of the Corporation;

d) Supporting the Board of Directors of the Corporation in checking that the hiring conditions of the Chief Executive Officer and of the top-level executives of the Corporation are in accordance with the guidelines approved by the Board of Directors; and

TWENTY-SEVENTH. AUDIT COMMITTEE. The Audit Committee of the Board of Directors shall be formed by a majority of Independent Board Members and its Chairperson shall also be an Independent Board Member, pursuant to Article Fourteen-A Three of the Securities Market Act. The Audit Committee shall perform the following duties:

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a) Opining on the transactions with related persons referred to by subdivision d) of the Fourth Section of

Article Fourteen-A Three of the Securities Market Act and the TWENTY-THIRD Clause of these corporate bylaws;

b) Proposing to the Board of Directors of the Corporation the hiring of independent specialists in cases where it deems it to be convenient, in order for their to express their opinion about the transactions referred to by subdivision d) of the Fourth Section of Article Fourteen-A Three of the Securities Market Act;

c) Recommending to the Board of Directors of the Corporation the candidates for external auditors of the Corporation;

d) Recommending to the Board of Directors of the Corporation the hiring conditions and the scope of the professional mandates of the external auditors;

e) Supporting the Board of Directors of the Corporation, supervising the fulfillment of the auditing contracts;

f) Serving as a communication channel between the Board of Directors of the Corporation and the external auditors,

as well as ensuring the independence and objectivity of the latter parties;

g) Reviewing the work schedule, the letters of observations and the audit reports and informing the Board of Directors of the Corporation about the results;

h) Recommending to the Board of Directors of the Corporation the rules for the preparation of the financial information;

i) Aiding the Board of Directors of the Corporation by the revision of the financial information and its process of issuance;

j) Contributing in defining the general guidelines of the Corporation's internal control system and evaluating its effectiveness;

k) Aiding the Board of Directors of the Corporation in the coordination and evaluation of the annual internal audit schedules;

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l) Coordinating the labors of the external auditor, internal auditor and Statutory Auditors of the Corporation; and

m) Verifying that the necessary mechanisms exist for enabling checks that the Corporation complies with the different statutes to which it is subject.

TWENTY-EIGHTH. **FINANCES AND PLANNING COMMITTEE.** The Finances and Planning Committee of the Board of Directors of the Corporation shall perform the following duties:

a) Evaluating and, if applicable, suggesting the Corporation's investment policies proposed by the Chief Executive Officer's Office, in order to later submit them to the approval of the Board of Directors;

b) Evaluating and, if applicable, suggesting the Corporation's financing policies proposed by the Chief Executive Officer's Office, in order to later submit them to the approval of the Board of Directors;

c) Evaluating and, if applicable, suggesting the guidelines for determining the Corporation's strategic planning;

d) Opining about the premises of the annual budget and proposing them to the Board of Directors of the Corporation for its approval;

e) Providing follow-up to the application of the budget and the strategic plan of the Corporation; and

f) Identifying the risk factors to which the Corporation is subject and evaluating the policies for their management.

TWENTY-NINTH. MANAGING DIRECTORS AND OTHER EXECUTIVES. in addition to the Board of Directors, there may be Managing Directors and executives, who may or may not be shareholders, and who shall be designated by the Shareholders' Meeting or of the Board of Directors. Such executives shall have such powers as are granted them upon their designation, which in any event may be extended or restricted by express agreement of the Shareholders' Meeting or of the Board of Directors.

THIRTIETH. **BONDS**. The members of the Board of Directors, as well as the Chief Executive Officer and other executives who are designated, shall furnish a bond conditioned upon the faithful performance of their duties, by means of a deposit made to the Corporation's Treasury, of the sum determined by the shareholders' meeting at which they were elected, or failing this, the sum of the par value of one share of the Corporation.

THIRTY-FIRST. **OVERSIGHT OF THE CORPORATION**. The oversight of the Corporation, as determined by the Ordinary General Shareholders' Meeting of the Corporation, shall be entrusted to one or more Statutory Auditors; Alternate Statutory Auditors may also be designated. Both the Regular Statutory Auditors and their Alternates do not need to be shareholders in the Corporation, but they are subject to the exceptions established in Article one hundred and sixty-five of the General Law on Business Corporations. They shall be designated and dismissed freely by the shareholders of the Ordinary General Shareholders' Meeting; they may be reelected; they shall remain in office for one year, but shall continue validly in functions until their

successors have been designated and have taken over their posts; they shall furnish a bond to guarantee the faithful performance of their duties in the same manner laid down for Board Members and they shall receive the emoluments determined by the shareholders at an Ordinary General Meeting.

Any holders of shares with or without the right to vote representing at least ten percent of the capital stock may designate a Regular Statutory Auditor and, if applicable, that person's respective alternate. The appointments of the Statutory Auditors designated by the majorities may only be revoked when the appointments of the other Statutory Auditors of the Corporation are revoked.

THIRTY-SECOND. PERFORMANCE OF THE STATUTORY AUDITORS. The Statutory Auditor or Auditors shall have the powers and obligations contained in the General Law on Business Corporations. The temporary or permanent vacancy of the post of Statutory Auditor shall be covered by the Alternate Statutory Auditor, if any, and in his or her absence, the Board of Directors, within the term of three days, shall

call an Ordinary General Shareholders' Meeting, which shall deal with the election of a new Statutory Auditor.

THIRTY-THIRD. **ACQUISITION OF THE CORPORATION'S OWN SHARES.** The Corporation may acquire shares representing its capital stock through the securities market in which it trades and at the current market price; the prohibition established in the first paragraph of Article One Hundred and Thirty-Four of the General Law on Business Corporations shall not be applicable and it shall comply with the requirements of the Securities Market Act, any provisions of a general nature issued in that respect by the National Banking and Securities Commission and other applicable legal provisions, pursuant to the following:

a) The purchase of the corporation's own shares shall be charged to the net worth while such shares belong to the Corporation.

b) In the event that it is decided to convert the Corporation's own shares it has acquired into treasury stock, the charge shall be made to the capital stock. In

this case, no resolution of the Shareholders' Meeting of the Corporation shall be required.

c) The Ordinary General Shareholders' Meeting shall expressly decide, for each fiscal year, the maximum amount of funds that may be allocated to the purchase of the corporation's own shares, with the limitation that the sum total of the funds that may be allocated for that purpose shall on no account exceed the total balance of the net profits of the Corporation, including the withheld profits.

d) The Corporation's Board of Directors shall designate the person or persons responsible for the acquisition and placement of the Corporation's own shares.

e) While the share belong to the Corporation, they may not be represented in Shareholders' Meetings of any kind.

f) The Corporation's own shares or, if applicable,, the treasury stock referred to by Article Fourteen-A three of the Securities Market Act, may be placed among the investing public without, in this case, the respective

increase of capital stock requiring a Shareholders' Meeting resolution of any kind, or a resolution from the Board of Directors regarding their placement.

g) On no account may the transactions for acquisition and placement of the Corporation's own share give rise to the percentages authorized under Section II of Article Fourteen-A Three of the Securities Market Act being exceeded, in the case of shares other than those of common stock, nor may the requirements be breached for maintaining the registration in the list of securities of the stock exchange on which the shares representing the capital stock of the Corporation are quoted.

THIRTY-FOURTH. INVESTMENT IN SHARES OF THE CORPORATION. Any corporations in which this corporation holds the majority of the shares or equity interest shall not directly or indirectly invest in shares thereof, nor of any other corporation which is a majority shareholder of this corporation, or if without being so, the subsidiary corporations, have knowledge that it is a shareholding corporation thereof.

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

THIRTY-FIFTH. <u>CANCELLATION OF THE REGISTRATION IN THE SECTION OF SECURITIES OF THE NATIONAL REGISTRY OF SECURITIES AND BROKERS</u>. By the terms of article Sixteen of the Securities Market (Act), in the event that the listing of the shares representing the capital stock of the Corporation in the Securities Section of the National Register of Securities is canceled, either at the request of the corporation itself or by a resolution adopted by the National Banking and Securities Commission in accordance with law, any shareholders which [redacted] the control of the corporation shall make a public offer of purchase, prior to the cancellation, at the price which turns out to be highest out of the average of the close of the transactions which have been done during the thirty days in which the shares had been quoted, prior to the date of the offer, or else the accounting value of the share in accordance with the last quarterly report, presented to the National Banking and Securities Commission and to the Mexican Securities Exchange before the offer.

In the event of a wish to modify this clause, it shall require a minimum voting quorum of ninety-five percent of

the capital stock and the prior approval of the National Securities Commission.

THIRTY-SIXTH. **FISCAL YEARS.** The fiscal years shall include a period of no more than twelve months. The Ordinary General Shareholders' Meeting, or failing this, the Board of Directors, may decide the dates of commencement and closure of the fiscal year, always in compliance with the current tax provisions in force.

THIRTY-SEVENTH. **FINANCIAL INFORMATION.** At the end of each fiscal year, the report shall be prepared which is referred to in Article One Hundred and Seventy-Two of the General Law on Business Corporations and the procedure proposed in Articles One Hundred and Seventy-Three and One Hundred and Seventy-Seven of such law shall be followed.

THIRTY-EIGHTH. **DISTRIBUTION OF PROFITS.** The net profits obtained in each fiscal year, after the corresponding financial statement has been approved by the Corporation's shareholders, shall be distributed as follows:

1. If necessary, the quantity shall be prepared corresponding to the workers as their share in the company's profits;

2. Five percent shall be set aside to form or increase the legal reserve fund, until such fund is at least equal to one fifth of the capital stock; and

3. The rest may be allocated to the creation of special funds or else distributed among the shareholders in proportion to the number of their shares, in the manner and terms decided upon at the Ordinary General Shareholders' Meeting.

THIRTY-NINTH. <u>FOUNDING PARTNERS</u>. The founding partners have not reserved any special share in the profits of the Corporation, other than that which corresponds to them as shareholders.

FORTIETH. <u>LOSSES</u>. If there is any loss, it shall be born by the shareholders in proportion to the number of their shares; the liability of the shareholders is limited to the amount of the par value of such shares.

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

FORTY-FIRST. UNCOLLECTED DIVIDENDS. The Corporation shall acquire any dividends declared but not collected within a period of five years by prescription, pursuant to the provisions of Article One Thousand Forty-Five of the Commercial Code [Código de Comercio].

FORTY-SECOND. DISSOLUTION AND LIQUIDATION. Once the Corporation has been dissolved, it shall be placed in liquidation for such purpose. The shareholders, at the same Extraordinary General Shareholders' Meeting at which the liquidation was decided upon, shall appoint one or more liquidators; their duties shall be indicated and the retribution that corresponds to them; the shareholders shall set a term for the performance of their commission and they shall establish the general rules to which the liquidators shall be subject.

During the liquidation period, the shareholders' meeting shall be held and it shall function by the same terms as these bylaws function. The liquidators shall assume the duties entrusted to the Board of Directors during the

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

normal running of the corporation, but with the modalities imposed by the state of liquidation.

The Statutory Auditor or Auditors shall continue fulfilling their same obligations and they shall maintain, with respect to the liquidators, the same situation which they had with respect to the Board of Directors.

Until the designation of the liquidators has been listed in the Public Commerce Registry and they have taken possession of their posts, the Board of Directors shall continue with its duties, but it shall not commence new operations after the resolution of the dissolution has been adopted.

Once the liquidation has been concluded, the liquidators shall obtain the cancellation of the listing of the articles of incorporation and modifications, if any, in the Public Commerce Registry of the state where the corporation had its principal place of business.

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

FORTY-THIRD. **<u>GENERAL PROVISIONS</u>.** The Corporation shall be governed by the provisions of these corporate bylaws and in the event of omission, by the General Law on Business

Corporations, the Securities Market Act and any provisions emanating therefrom.

Wherefore, and after extensive discussion, the shareholders adopted the following resolutions by majority vote:

Resolution No. 1: The complete amendment of the Corporate Bylaws of the Corporation, by the foregoing terms, is approved.

Resolution No. 2: As a consequence of the bylaws amended as agreed above, it is decided that each and all of the shares in circulation shall be canceled and new common registered shares without par value of the sole series shall be issued, pursuant to the new provisions of the Corporate Bylaws.

Resolution No. 3: It is decided that the exchange of certificates referred to by Resolution No. 2 immediately above shall be carried out within 30 days at the latest of the date of this Meeting, after having published the corresponding notice in one of the newspapers with the highest circulation of the principal place of business.

PERITO TRADUCTOR WILLY DE WINTER

SECOND. In the analysis and discussion of the second item on the Agenda of the Extraordinary General Shareholders' Meeting, the shareholders of the corporation decided by majority vote to adopt the following:

Resolution No. 4: Mr. Héctor Hernández-Pons Torres and/or Ms. Ma. Del Carmen Struck Cano and/or Mr. Diego Rueda-Chapital and/or Ms. Edna Vargas Díaz are designated to, jointly or individually, carry out the exchange of shares agreed upon above, to present the right documents to the public or private institutions, authorities or agencies as required, to appear before the Notary Public of their choice in order to have these minutes notarized, and to issue any plain or certified copies thereof that are requested from them or so that in general, they may adopt the necessary measures tending toward the complete fulfillment of the resolutions of this meeting.

Ordinary General Shareholders' Meeting:

FIRST. In the discussion and analysis of the first item on the Agenda of the Ordinary General Shareholders' Meeting, the Chairman on behalf of the Board of Directors reported on the activities and results of the fiscal year from January 1

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

through December 31, 2001, which is rendered to the shareholders' meeting including the corresponding report, of the companies where Grupo Herdez, S.A. de C.V. is a shareholder, to wit: Herdez, S.A. de C.V., Grupo Búfalo, S.A. de C.V., Barilla México, S.A. de C.V., Almacenadora Herpons, S.A. de C.V., Hormel Alimentos, S.A. de C.V., McCormick de México, S.A. de C.V., Yavaros Industrial, S.A. de C.V., Miel Carlota, S.A. de C.V., Alimentos Deshidratados del Bajío, S.A. de C.V., Hersea, S.A. de C.V., Sociedad de Desarrollo Agrícola, S.A. de C.V., and Champiñones los Altos, S. de R.L. de C.V., under the terms established in the Eleventh Clause of these Corporate Bylaws.

Thereupon, the Statutory Auditor of the corporation proceeded to read the audit with respect to the aforementioned fiscal year.

Once such reports had been presented, the shareholders in attendance, by majority vote, adopted the following:

Resolution No. 1: Both the report of the Board of Directors and the audit of the Statutory Auditor of the corporation are acknowledged as having been presented, including the

Corporation's Financial Statements and the reports of the companies in which Grupo Herdez, S.A. de C.V. is a shareholder, to wit: Herdez, S.A. de C.V., Grupo Búfalo, S.A. de C.V., Barilla México, S.A. de C.V., Almacenadora Herpons, S.A. de C.V., Hormel Alimentos, S.A. de C.V., McCormick de México, S.A. de C.V., Yavaros Industrial, S.A. de C.V., Miel Carlota, S.A. de C.V., Alimentos Deshidratados del Bajío, S.A. de C.V., Hersea, S.A. de C.V., Sociedad de Desarrollo Agrícola, S.A. de C.V., and Champiñones los Altos, S. de R.L. de C.V., under the terms of the Eleventh Clause of these Corporate Bylaws and of Articles 172 and 166 of the General Law on Business Corporations, with respect to the operations of the fiscal year ending December 31, 2001.

SECOND. In the analysis and discussion of this second item on the Agenda, the Chairman submitted to the consideration of the shareholders the proposal for distribution of the profits or losses of the fiscal year running from January 1 through December 31, 2001, in accordance with the following terms:

PROFIT AND LOSS STATEMENT

	(Pesos)
Pre-tax profits:	128,120,739.25

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

Income Tax:	-3,363,167.30
Net Profit:	131,483,906.55
Legal Reserve:	6,574,195.33
Profit after Legal Reserve:	**124,909,711.22**

Wherefore, and in agreement with the presentation, the shareholders decided by majority vote to adopt the following:

Resolution No. 2: The proposal for distribution of the profits and losses of the fiscal year from January 1 through December 31, 2001 is approved by the terms set forth.

THIRD. As the third item on the Agenda, the Chairman stated to the shareholders that, inasmuch as the profits reflected in the Financial Statements duly approved by the present Meeting permit the payment of a dividend, he proposed that under such item the sum of Mex$69,721,733.89 (SIXTY-NINE MILLION SEVEN HUNDRED AND TWENTY-ONE THOUSAND SEVEN HUNDRED AND THIRTY-THREE PESOS, 89 CENTS, MEXICAN CURRENCY) be shared out at the ratio of $0.165 (ZERO PESOS 165/1000 CENTS, MEXICAN CURRENCY), per each of the shares of series "B" in circulation, and that the setting of the payment date thereof be delegated to the Board

of Directors, considering the possibilities of the Corporation's cash flow.

After extensive discussion, the shareholders the shareholders, by majority vote, adopted the following:

<u>**Resolution No. 3**</u>: The declaration of a dividend stemming from the Net Tax Profit Account is approved for the sum of Mex$69,721,733.89 (SIXTY-NINE MILLION SEVEN HUNDRED AND TWENTY-ONE THOUSAND SEVEN HUNDRED AND THIRTY-THREE PESOS, 89 CENTS, MEXICAN CURRENCY) at the ratio of $0.165 (ZERO PESOS 165/1000 CENTS, MEXICAN CURRENCY), per each of the shares of series "B" in circulation, and the setting of the payment date thereof is delegated to the Board of Directors, considering the possibilities of the Corporation's cash flow in accordance with the percentage of shares possessed by each shareholder and against the delivery of coupon number ONE, of the certificates of the sole Series, after publication of the corresponding notice in one of the highest circulation newspapers of the principal place of business.

FOURTH. In the discussion and analysis of this item on the Agenda, the Chairman stated to the shareholders that, by

virtue of the results obtained in the company, he deemed it convenient to reelect to their posts the members of the Board of Directors for the following fiscal year. He informed the meeting that Mr. Antonio Damián Basurto, in the latter's own interests, submitted his resignation as Regular Statutory Auditor of the Corporation, wherefore he proposed Mr. Francisco Javier Soní Ocampo, who has been acting as Alternate Statutory Auditor, in order to now occupy the post of Statutory Auditor, and Mr. José Alfredo Hernández Linares, to occupy the post of Alternate Statutory Auditor.

He also nominated Messrs. Iñigo Dávila Fernández and Pablo Lezama Vélez to form part of the Corporation's Board of Directors.

Furthermore, Mr. Alberto Manuel Sepúlveda y González Cosío, on behalf of GBM Grupo Bursátil Mexicano, S.A. de C.V., Casa de Bolsa Grupo Financiero GBM (formerly Grupo Financiero GBM Atlántico), Acciones y Valores de México, S.A. de C.V., and Banco Nacional de México, S.A. (Citibank México, S.A., Grupo Financiero Citibank), and with the representation of 37.92% (thirty-seven point nine two percent) of the capital stock present at this Meeting, exercising the right of the

minorities provided for under the General Law on Business Corporations, the Securities Market Act and the Corporate Bylaws, he proposed to the Meeting that approval be given to the appointments of Messrs. José G. Aguilera Medrano, Esteban Malpica Fomperosa and Fernando Ramos Gonzáles de Gastilla as Regular Board Members of the Corporation, and Messrs. R. Andrew dePass, Raúl Peláez Cano and Julio Serrano Castro Espinosa as Alternate Board Members respectively, and Messrs. José Manuel Rincón Gallardo as Regular Statutory Auditor and Ángel Reyes Arias as Alternate Statutory Auditor.

This being the case, taking the floor, Mr. Héctor Hernández-Pons Torres, by virtue of the proposal of Mr. Alberto Manuel Sepúlveda y González Cosío, pointed out that Mr. Esteban Malpica Fomperosa, henceforth ceases to be a Board Member by invitation to become a member of the Board of Directors representing the minorities, as provided under the General Law on Business Corporations, the Securities Market Act and the Corporate Bylaws.

Wherefore, and after extensive discussion, the shareholders adopted by majority vote the following:

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

Resolution No. 4: With the gratitude of the meeting for the services he provided in the benefit of the corporation, the resignation of Mr. Antonio Damián Basurto as Statutory Auditor is accepted. His work is approved with only the statutory reservations, wherefore he is released from all future liability in which he may have incurred owing to the performance of his duties.

As a consequence of the foregoing, the bond Mr. Antonio Damián Basurto furnished conditioned upon the faithful performance of his duties by the terms of the General Law on Business Corporations shall be returned to him.

Resolution No. 5: The nominations of both the Chairman of the Meeting and Mr. Alberto Manuel Sepúlveda y González Cosío are approved, by the terms set forth, so that the Board of Directors and the Auditors of the corporation shall be formed as follows:

BOARD OF DIRECTORS:

Regular Board Members:		Alternate Board Members:
Enrique Hernández-	Chairman and Chief	

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

Pons Torres.	Executive Officer	
Héctor Hernández- Pons Torres.	Executive Vice-Chairman Secretary and Chief Executive Officer	
Olympia Torres de Hernández-Pons.		
Carlos Autrey Maza.		
Enrique Castillo Sánchez Mejorada.		
Juan G. Mijares Dávalos.		
Luis Nieto Martínez.		
Joào Alves de Queiroz Filho.		
Ernesto Ramos Ortíz.	Treasurer	
Esteban Malpica Fomperosa.		Raúl Peláez Cano.
Pedro G. Gracia Medrano Murrieta.		
Alejandro Martínez Gallardo.		
Iñigo Dávila Fernández.		
Pablo Lezama Vélez.		
José G. Aguilera Medrano.		R. Andrew dePass.
Fernando Ramos Gonzáles de Castilla.		Julio Serrano Castro Espinosa.

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WILLY DE WINTER
AUTORIZADO

Francisco Javier Soní Ocampo.	Regular Statutory Auditor.
José Alfredo Hernández Linares.	Alternate Statutory Auditor.
José Manuel Rincón Gallardo	Regular Statutory Auditor.
Ángel Reyes Arias	Alternate Statutory Auditor.

It is hereby set on record that by reports received in that respect, and in the event of his appointment being accepted, Mr. Francisco Javier Soní Ocampo had accepted his appointment without making a new deposit to guarantee his work, by virtue of the fact that the Corporation shall maintain as guarantee for the due performance of his commission as Regular Statutory Auditor of the Corporation, the deposit which he had made previously to guarantee his work as Alternate Statutory Auditor.

As a consequence, it is resolved that the resignation of Mr. Javier Soní Ocampo to the position he had been occupying as Alternate Statutory Auditor of the Corporation is accepted.

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

Furthermore, it is hereby set on record that by reports received in that respect, and in the event of their appointments being accepted, Messrs. José Alfredo Hernández Linares, José Rincón Gallardo, Ángel Reyes Arias, Iñigo Dávila Fernández, Pablo Lezama Vélez, José Aguilera Medrano, Fernando Ramos Gonzáles de Gastilla, R. Andrew dePass, Julio Serrano Castro Espinosa and Raúl Peláez Cano accepted their appointments and deposited with the corporation's treasury the corresponding bonds to guarantee the faithful performance of their new posts, by the terms of the provisions of the General Law on Business Corporations and of the Corporate Bylaws.

With regard to the members of the Board of Directors who were present, they accepted their posts. With regard to those who were absent, their posts were acknowledged as accepted, by virtue of reports received in that respect. Furthermore, the bonds furnished previously shall continue to be valid, since this is a matter of reelection.

Moreover, and in connection with the emoluments to be paid to the members of the Board of Directors and Statutory Auditor, the shareholders decided by majority vote upon the following:

Resolution No. 6: It is hereby resolved to continue paying as a net amount, to each of the members of the Board of Directors and to the Statutory Auditor of the corporation, a $50.00 GOLD coin for attendance at each meeting of the Board of Directors.

FIFTH. Going on to deal with this item on the Agenda, the Chairman informed the meeting that in accordance with the new provisions of the Securities Market Act, the Code of Better Corporate Practices issued by the National Banking and Securities Commission in its Directive 11-29-A and with the bylaw amendments agreed upon at this meeting, it is necessary to designate the members of the Audit Committee, Evaluation and Compensation Committee and Finances and Planning Committee of the Board of Directors of the Corporation, in addition to reviewing the slate of the members of the existing Executive Committee, wherefore he submitted his proposal for consideration as follows:

AUDIT COMMITTEE:

Enrique Castillo Sánchez Mejorada. Chairman

Juan G. Mijares Dávalos.

Martín Ernesto Ramos Ortíz.

EVALUATION AND COMPENSATION COMMITTEE:

Carlos Autrey Maza.	Chairman
Héctor Hernández-Pons Torres.	
Enrique Hernández-Pons Torres.	
Pedro G. Gracia Medrano Murieta.	

FINANCES AND PLANNING COMMITTEE.

Martín Ernesto Ramos Ortíz.	Chairman
Enrique Castillo Sánchez Mejorada.	
Héctor Hernández-Pons Torres.	

EXECUTIVE COMMITTEE:

Enrique Hernández-Pons Torres.	Chairman
Héctor Hernández-Pons Torres.	
Martín Ernesto Ramos Ortíz.	
Alejandro Martínez Gallardo.	
Pedro G. Gracia Medrano Murieta.	

Additionally, Mr. Alberto Manuel Sepúlveda y González Cosío, with his representation and exercising his right, submitted to the consideration of the attendees the appointment of Mr. José Aguilera G. Medrano and Esteban Malpica Fomperosa as members of the Executive Committee of the Corporation, Mr. Fernando

Ramos González de Castilla as member of the Audit Committee, Mr. Esteban Malpica Fomperosa as member of the Evaluation and Compensation Committee and Mr. José G. Aguilera Medrano as member of the Finances and Planning Committee.

Wherefore, and after ample discussion of the foregoing, the shareholders approved the following by majority vote:

Resolution No. 7: The slates for the members of the Audit Committee, the Evaluation and Compensation Committee, the Finances and Planning Committee and the Executive Committee of the Board of Directors, proposed by the Chairman, is approved as follows:

AUDIT COMMITTEE:

Enrique Castillo Sánchez Mejorada. Chairman

Juan G. Mijares Dávalos.

Martín Ernesto Ramos Ortíz.

Fernando Ramos González de Castilla.

EVALUATION AND COMPENSATION COMMITTEE:

Carlos Autrey Maza. Chairman

Héctor Hernández-Pons Torres.

PERITO TRADUCTOR AUTORIZADO WILLY DE WINTER

Enrique Hernández-Pons Torres.

Pedro G. Gracia Medrano Murieta.

Esteban Malpica Fomperosa.

FINANCES AND PLANNING COMMITTEE.

Martín Ernesto Ramos Ortíz. Chairman

Enrique Castillo Sánchez Mejorada.

Héctor Hernández-Pons Torres.

José G. Aguilera Medrano.

EXECUTIVE COMMITTEE:

Enrique Hernández-Pons Torres. Chairman

Héctor Hernández-Pons Torres.

Martín Ernesto Ramos Ortíz.

Alejandro Martínez Gallardo.

Pedro G. Gracia Medrano Murieta.

José G. Aguilera Medrano.

Esteban Malpica Fomperosa.

SIXTH. In the analysis and discussion of the sixth item on the Agenda, the Chairman, in fulfillment of Article 14-A 3 of the Securities Market Act, proposed to the shareholders that they approve as the maximum amount of funds which the Corporation

PERITO TRADUCTOR WILLY DE WINTER AUTORIZADO

may allocate to the purchase of its own stock for the fiscal year ending on December 31, 2002, the sum of Mex$154,426,000.00 (ONE HUNDRED AND FOUR MILLION FOUR HUNDRED AND TWENTY-SIX THOUSAND PESOS, NO CENTS, MEXICAN CURRENCY). This being a persuasive proposal, the shareholders decided by majority vote to adopt the following resolution:

Resolution No. 8: The sum of Mex$154,426,000.00 (ONE HUNDRED AND FOUR MILLION FOUR HUNDRED AND TWENTY-SIX THOUSAND PESOS, NO CENTS, MEXICAN CURRENCY) is approved as the maximum amount of funds which the Corporation may allocate to the purchase of its own stock for the fiscal year ending on December 31, 2002, under the terms of Article 14-A 3 of the Securities Market Act.

SEVENTH. In the analysis and discussion of the final item on the Agenda, the shareholders decided by majority vote to adopt the following resolution:

Resolution No. 9: It is resolved that Messrs. Héctor Hernández-Pons Torres and/or María del Carmen Struck Cano, and/or Diego Martínez Rueda-Chapital and/or Edna Vargas Díaz be designated so that if necessary, they may: appear jointly

or individually before the notary public of their choice to have the contents of these minutes notarized; issue any plain or certified copies thereof requested of them; issue the payment of dividends decided on hereinabove; and in general, adopt any measures to help the resolutions adopted in this meeting become fully effective before the law.

There being no other business, the Chairman, after a recess for the preparation and reading of these minutes, adjourned the Meeting, signing them in witness thereof together with the Secretary and the Statutory Auditor.

ENRIQUE HERNÁNDEZ-PONS TORRES	HÉCTOR HERNÁNDEZ-PONS TORRES
Chairman	Secretary

ANTONIO DAMIÁN BASURTO

Statutory Auditor.

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PERITO TRADUCTOR
WILLY
DE
WINTER
AUTORIZADO

The undersigned, WILLY I. DE WINTER GALLEGOS,
Ave. Horacio 528-404, México 5, D. F.
Official sworn translator for the
Spanish and English languages,
certifies that the above is a true and
exact translation of the document attached

México City, APR 30 2002

WILLY I. DE WINTER GALLEGOS.

Announcement
Shareholders

To all Grupo Herdez, S.A. de C.V. shareholders. In our Extraordinary General Assembly and Annual Ordinary shareholders meeting which took place on March 19, 2002 a complete reform of the Social Statutes of the Company was approved; therefore it was agreed to cancel all of the stocks in the market and issue new ordinary and normative stock without nominal value of an only series with cupon Number one and so forth. In compliance with the new dispositions of the Social Statutes, the exchange will be made upon delivery of the titles with cupons No. five and on.

Furthermore in the assembly a dividend payment for $69, 721, 733.89 (Sixty nine million seven hundred twenty one thousand seven hundred thrirty three 89/100 pesos) was decreed at the rate of 0.165 pesos for each one of the stocks of series "B" in the market, the Council determined the payment date to be april 24 of this year, the Council determined that the dividen payment should be made considering the company's cash flow according to the percentage of stocks each shareholder has and upon delivery of cupon number ONE of the new titles.

The right to exchange the titles and the payment of dividends which is mentioned will take place on june 20, 2002 in the Society's Treasury located on Monte Pelvoux No. 215, Col. Lomas de Chapultepec, 11000 México, D.F.

Mexico City, June 11th, 2002

GRUPO
HERDEZ

03 JAN 28 AM 7:21

For information contact:
Adriana Legorreta
Investor Relations
Tel. 5201-56-02/03 Fax. 5201-56-46
e-mail: alegorreta@herdez.com.mx

PRESS RELEASE

GRUPO HERDEZ S.A. ANNOUNCES INVESTMENT PLANS IN CONNECTION WITH ITS NEWLY ACQUIRED PASTA BUSINESS FOR THE YEAR 2002.

Mexico, D.F. January 23, 2002. Grupo Herdez, S.A. de C.V. (OTC:Guzby), leading company in the food sector announces:

Grupo Herdez and Grupo Barilla project an investment of approximately $40 million dollars, to be implemented through Barilla Mexico (the 50/50 partnership announced in December 2001). The funds will be used for the purchase of the Yemina and Vesta pasta brands, along with the production equipment and inventory, from Kraft Foods. Also included is the construction of a new plant, which will supply the three new pasta brands Yemina, Vesta, and Barilla. The time of construction is estimated to take 18 months.

In 2002, Barilla Mexico expects to obtain a market share of 30% through Yemina, 22% through Vesta, and 7.7% through Barilla, commercializing a total of 12 million boxes, which represents a significant increase.

In 2001, the Mexican pasta market represented 250,000 tons with an approximate value of $300 million dollars and year over year growth of 2%. The market is conformed by three main channels: supermarkets 43%, stores 50.9%, and the Government sector with 6.1%.

Grupo Herdez is the leader in the production, distribution, and commercialization of foods in the dynamic Mexican market, with an extraordinary brand positioning, and a growing export base. For over 80 years with all trust is Herdez.

The Company has three important strategic alliances: McCormick de Mexico with 50 years of association, Hormel Alimentos, S.A. de C.V., for the distribution of Hormel products in Mexico, and Herdez Corporation for the distribution of Herdez products in the U.S.A. Through its subsidiaries, Grupo Herdez has available 10 plants, 8 distribution centers and 17 warehouses directly supplying close to 25,000 customers throughout the country.

For information contact:

Adriana Legorreta
Investor Relations
Phone: 201-56-02/03 Fax: 201-56-46
e-mail: alegorreta@herdez.com . mx



Grupo Herdez is listed on:
BMV: HERDEZB
OTC: Guzby
Total Shares Outstanding:
422,555,963

For Immediate Release

February 21, 2002.

Grupo Herdez reports results for the Fourth Quarter 2001.

Relevant data

- Sales increase of 4% in terms of volume (boxes)
- During the year 2001, export sales in terms of value registered increases of 21.5% and 31.4% in pesos and dollars respectively, compared to the previous year.
- Sales in the year 2001 declined 3.92% in value terms
- Significant decrease in the CIF of 27.5%

The increases are in respect to the same period in the previous year.

"...the year 2001 was particularly difficult as we confronted a market economically depressed and hard-fought, propitiating an environment of discounts and promotions resulting in slimmer margins"..., commented Ernesto Ramos, Director of Administration and Finance of Grupo Herdez

Revenues

Revenues during the year 2001 reported an increase of 4% in terms of boxes, compared to the previous year. However, due to aggressive competition prevalent during this year, significant discounts and promotions were offered which effectively offset the corresponding increase in terms of value for the year 2001, also exerting pressure on margins.

Revenues in terms of boxes reported a decline of 7.22% for the 4Q01 vs 4Q00


McCORMICK
CON TODA SAZON

03 JAN 28 7:21



Revenues (based on number of boxes)

	ACCUMULATED					QUARTERLY				
	2001	%	2000	%	%Growth	4Q01	%	4Q00	%	%Growth
Sauces and dressings	14,452	55	13,884	55	4.09	4,541	63	4,403	57	3.13
Juices, fruits and desserts	3,909	15	4,248	17	-7.98	905	13	1,229	16	-26.36
Vegetables	3,048	12	3,264	13	-6.62	769	11	1,138	15	-32.43
Meats and seafood	1,764	7	1,655	7	6.59	430	6	451	6	-4.66
Various	377	1	245	1	53.88	111	2	72	1	54.17
Exports	2,682	10	1,926	8	39.25	449	6	473	6	-5.07
Total	26,232	100	25,222	100	4.00	7,205	100	7,766	100	-7.22

Net revenues during the year 2001 totaled 3,918.8 million pesos, an amount 3.9% below revenues reported in the previous year.

On a quarterly basis, net revenues in the 4Q01 equaled 1,157.5 million pesos, which represented a decline of 10.5% versus the same quarter in the year 2000.

Net Revenues (in value terms)*

	ACCUMULATED					QUARTERLY				
	2001	%	2000	%	%Growth	4Q01	%.	4Q00	%	%Growth
Sauces and dressings	2,137,768	55	2,153,563		-0.73	693,852	60	660,085	51	5.12
Juices, fruits and desserts	472,230	12	586,219	14	-19.44	115,826	10	215,510	17	-46.25
Vegetables	515,527	13	585,461	14	-11.95	141,701	12	212,754	16	-33.40
Meats and seafood	440,782	11	478,527	12	-7.89	121,054	10	130,222	10	-7.04
Various	96,737	2	64,407	2	50.20	41,742	4	27,602	2	51.23
Exports	255,816	7	210,468	5	21.55	43,343	4	47,433	4	-8.62
Total	3,918,860	100	4,078,645	100	-3.92	1,157,518	100	1,293,606	100	-10.52

*Amounts expressed in thousands of pesos as of December 2001



Exports

During the year 2001, exports represented 7% of the Grupo's total net revenues, amount which compares favorably with the 5% share in the year 2000; as a result, exports rose by 21.5% in the year in monetary terms and 39.2% in boxes. This improvement reflected an improved distribution in the United States (our main export market) and greater diversification of the products exported.

To these markets we export mainly sauces and dressings, juices and fruits, and meats and seafood.

In the 4Q01, export sales amounted to 43.3 million pesos, representing a decline of 8.6% versus the fourth quarter of 2000, due mainly to the contraction and the uncertainty as to consumption levels in the American market in the last quarter of the year 2001, and the appreciation of our currency.

Gross Profit

In the year 2001, gross profit dropped 4.2% in respect to the year 2000, totaling 1,719.4 million pesos resulting from the decline in sales.

Compared to the 4Q00, gross profit declined 9% in the 4Q01, while the cost of sales presented a decline of 11.8%, translating into an increment in the gross margin, from 47.8% in the 4Q00 to 48.6% in the 4Q01.

The drop in the cost of sales reflected a mix of products with lower production costs and wider margins, as well as greater efficiency in the transport of products and the resulting reduction in shipping costs.

Operating Profit

Operating profit in the year 2001 totaled 429.6 million pesos, which compares negatively with the 551.8 million pesos reported in the previous year. The operating margin reached 11%.

For the quarter, operating profit equaled 149.6 million pesos, for an operating margin of 12.9%.

The decline in operating profit reflected the Company's efforts regarding promotions and discounts implemented to confront the competitive environment prevalent during the year, to the creation of a pension fund, and restructuring costs.

C.I.F.

INTEGRAL COST OF FINANCING ACCUMULATED	2001	2000
Interest paid	141,546	160,468
Interest earned	24,922	11,517
Exchange loss (gain)	-19,077	3,098
Monetary effect (REPOMO)	-21,139	-46,682
Total	76,408	105,367

*Amounts expressed in thousands of pesos as of December 2001

The integral cost of financing presented favorable results for the year 2001, as the financing costs for the year 2001 showed a significant decline of 27.5% compared to the previous year, reflecting lower interest rates and a currency exchange gain from the appreciation of the peso.

In the 4Q01, the financing costs showed a decline of 80% compared to the 4Q00.



Operating Cash Flow

The operating profit plus depreciation and amortization during 2001 presented a decline versus the year 2000, resulting from a smaller operating profit.

OPERATING CASH FLOW ACCUMULATED	2001	2000
Depreciation	87,042	80,040
Amortization	12,021	12,551
Operating profit	429,665	551,810
Operating cash flow	528,728	644,401

*Amounts expressed in thousands of pesos as of December 2001

Bank Debt

Interest bearing debt in the year 2001 declined versus the year 2000, totaling 1,103 million pesos. Long term debt for the current year represented 57% of the total debt, compared to 65% in the year 2000, due to the approaching amortization of long term credits. Currently, we are in the process of restructuring our financial position with the goal of increasing our long term liabilities while reducing short term debt.

Dollar denominated debt declined from 54.85% in the year 2000 to 38.6% in the year 2001, due to the implementation of a strategy intended to take advantage of the favorable currency exchange and the small interest rates differential.





	2001	%	2000	%
Short term	473,932	42.97	384,700	34.50
Dollars	57,768	5.24	150,323	13.48
Pesos	416,164	37.73	234,377	21.02
Long term	629,072	57.03	730,274	65.50
Dollars	369,072	33.46	461,339	41.38
Pesos	260,000	23.57	268,935	24.12
Total interest bearing debt	1,103,004	100.00	1,114,974	100.00

*Amounts expressed in thousands of pesos as of December 2001

Net Profit

Net profit for the year 2001 reached 131.4 million pesos, registering a decline of 27% versus the year 2000.

Comparing the fourth quarter of 2001 versus the 4T00, net profit showed a decline of 7.6%.

Investments

In the year 2001, we continued with the strategy of investment consolidation, investing approximately 10 million dollars, with the most salient investments as follows:

- Expansion of production capacity at the McCormick plant in San Luis Potosí
- Installation of a PET packaging machine for the production of new presentations
- Remodeling of the production facility of V8 juice in Veracruz

The resources used for these investments were generated by operations, thereby avoiding the need to increase debt.


CON TODA CONFIANZA
HERDEZ



At the end of the year 2001 negotiations were initiated with the Italian company Barilla Alimentare, a global leader in the production and commercialization of pastas, with the goal of producing and distributing these products in México, a market which represents a great opportunity for Grupo Herdez. This association was cemented in the month of January 2002.

Grupo Herdez is the leading company in the production, distribution and commercialization of foods in the dynamic Mexican market, commanding an extraordinary brand positioning and an expanding exports platform. For over 80 years,

With all trust...........is Herdez

Contacts:

Adriana Legorreta
Herdez
Investor Relations
Tel. 52.01.56.02
Fax. 52.01.56.46
alegorreta@herdez.com.mx

Sofía Escamilla
McBride
Consultant
Tel. 56.44.12.47
Fax. 56.30.
sofia@mcbridecorp.com



McCORMICK
CON TODA CONFIANZA ES



GRUPO HERDEZ

GRUPO HERDEZ, S.A. DE C.V.
Consolidated Results
Thousands of pesos as of December 31st, 2001

	QUARTERLY					ANNUALLY				
	4Q01	%	4Q00	%	Var.%	2001	%	2000	%	Var.%
Revenues	1,157,519	100.0	1,293,608	100.0	-10.52	3,918,860	100.0	4,078,648	100.0	-3.92
Cost of sales	595,059	51.4	675,073	52.2	-11.85	2,199,412	56.1	2,283,374	56.0	-3.68
Gross profit	562,460	48.6	618,535	47.8	-9.07	1,719,448	43.9	1,795,274	44.0	-4.22
Operating expenses	412,876	35.7	406,188	31.4	1.65	1,289,783	32.9	1,243,464	30.5	3.72
Operating profit	149,584	12.9	212,347	16.4	-29.56	429,665	11.0	551,810	13.5	-22.14
EBITDA	174,674	15.1	236,930	18.3	-26.28	528,728	13.5	644,401	15.8	-17.95
Financing costs	8,315	0.7	42,532	3.3	-80.45	76,408	1.9	105,367	2.6	-27.48
Other expenses (income)	-16,467	-1.4	-13,598	-1.1	21.10	-29,045	-0.7	-22,534	-0.6	28.89
Profit before ISR & PTU	157,736	13.6	183,413	14.2	-14.00	382,302	9.8	468,977	11.5	-18.48
ISR & PTU	58,243	5.0	60,904	4.7	-4.37	142,653	3.6	167,706	4.1	-14.94
Part. in subsidiaries	2,485	0.2	-390	0.0	-737.18	3,498	0.1	-3,497	-0.1	-200.03
Consolidated net profit	101,978	8.8	122,119	9.4	-16.49	243,147	6.2	297,774	7.3	-18.35
Minority interest	39,768	3.4	54,769	4.2	-27.39	111,663	2.8	117,469	2.9	-4.94
Net profit	62,210	5.4	67,350	5.2	-7.63	131,484	3.4	180,305	4.4	-27.08

GRUPO HERDEZ, S.A. DE C.V.
Consolidated Balance Sheet
Thousands of pesos as of December 31st. 2001

	2001	2000	Var. %
Current assets	1,950,776	1,974,143	-1.18
Total assets	3,847,798	3,869,797	-0.57
Current liabilities	923,292	791,888	16.59
Total liabilities	1,949,717	1,921,549	1.47
Total Stockholders Equity	1,898,081	1,948,248	-2.57


McCORMICK

GRUPO

HERDEZ

4TH QUARTER REPORT 2001 TO SHAREHOLDERS

VALUED SHAREHOLDERS:

THE YEAR 2001 WAS MARKED BY EVENTS WITHOUT PRECEDENT, UNLEASHING AN ATMOSPHERE OF GREAT UNCERTAINTY AND ECONOMIC DECELERATION.

REFLECTING THE ECONOMIC RECESSION AFFECTING OUR MAIN COMMERCIAL PARTNER, THE UNITED STATES, OUR MARKETS EXPERIENCED A DROP IN DEMAND. AS A RESULT, MEXICO'S GDP DECLINED 0.2%. ON THE POSITIVE SIDE, INFLATION FOR THE YEAR DROPPED TO 4.4%, A FIGURE NOT OBSERVED IN THE LAST FEW YEARS.

THE FOOD SECTOR CONTINUES RULED BY INCREASING COMPETITION, AND GIVEN AN INCREASINGLY DISCERNING PURCHASING BEHAVIOR ON THE PART OF THE CONSUMER, THE TENDENCY TO OFFER PROMOTIONS AND DISCOUNTS PREVAILS, TOGETHER WITH THE IMPLEMENTATION OF EXTENSIVE PUBLICITY CAMPAIGNS.

AS PREVIOUSLY MENTIONED, THE YEAR 2001 WAS PARTICULARLY DIFFICULT DUE TO A RECESSIONARY ECONOMY, DOMESTICALLY AND INTERNATIONALLY. IN SPITE OF THE AFOREMENTIONED, WE MANAGED TO INCREASE OUR SALES IN UNIT TERMS BY 4%, ALTHOUGH IN MONETARY TERMS THIS TRANSLATED INTO A DECLINE OF 4%, AS EXTENSIVE PROMOTIONS OFFERED TO THE CONSUMER RESULTED IN PRICE DISCOUNTS AND CONSEQUENTLY IN THE REDUCTION OF PROFIT MARGINS.

THE OPERATING MARGIN WAS 11% AND THE EBITDA MARGIN REACHED 13.5%, AMOUNTS THAT WHILE POSITIVE WITHIN THE FOOD SECTOR, WERE DISAPPOINTING TO US. AS A RESULT, WE WILL FOCUS ON THE GRADUAL IMPROVEMENT OF THESE INDICATORS. NET PROFIT OF 131.5 MILLION PESOS WAS BELOW THAT REPORTED LAST YEAR.

OUR FINANCIAL POSITION IS SOLID AS DEBT LEVELS HAVE REMAINED STABLE. THE DECLINE IN INTEREST RATES RESULTED IN SIGNIFICANT SAVINGS IN THE SERVICING OF OUR DEBT.

CASH FLOW GENERATED BY OPERATIONS ALLOWED US TO MAINTAIN OUR DIVIDEND POLICY AND MEET OUR INVESTMENT REQUIREMENTS WITHOUT INCURRING ADDITIONAL DEBT.

CONFRONTED WITH THIS CLIMATE, ONCE MORE GRUPO HERDEZ, A PROUDLY MEXICAN COMPANY, SHOWED ITS STABILITY BY MAINTAINING ITS GROWTH AND EXPANSION PLANS.
WITH THE PURPOSE OF INCREASING COMPETITIVENESS, AT THE END OF THIS PAST YEAR, THE COMPANY INITIATED AN IN-DEPTH RESTRUCTURING MEANT TO ACHIEVE A DIFFERENT WORK ORGANIZATION BASED ON BUSINESS UNITS. EACH OF THESE UNITS WILL CONTAIN A WELL STRUCTURED TEAM TO EFFICIENTLY MANAGE OUR BRANDS AND PRODUCTS.

WE ARE A COMPANY IN CONSTANT CHANGE READY TO CONFRONT NEW CHALLENGES, A COMPANY LEVERAGING ITS STRENGTH, WHILE ADOPTING A CORPORATE CULTURE WHERE COMMITMENT, GOAL ACHIEVEMENT, AND CONSTANT IMPROVEMENT ARE FUNDAMENTAL ELEMENTS.

THIS RESTRUCTURING, ORIGINATING FROM A PROFOUND EVALUATION OF THE STRENGTHS AND VALUES DEFINING OUR FUTURE AND CONSEQUENTLY OUR MARKET PRESENCE, RESULTED IN THE ESTABLISHMENT OF THE FOLLOWING BUSINESS UNITS:

"ASSOCIATED COMPANIES",
"HERDEZ COMPANIES",
"FARMING/FISHING",
"HYGIENE AND PERSONAL CARE",
"FOREIGN MARKETS", AND
"TRADING BUSINESS",

ALL SUPPORTED BY CENTRALIZED CORPORATE SERVICES.

GLOBALIZATION BRINGS HERDEZ GREAT CHALLENGES AND OPPORTUNITIES, OUR EXPORTS ALREADY REPRESENT 10.2% OF SALES IN TERMS OF BOXES. THE GROUP HAS BEEN TRANSFORMED INTO A COMPANY THAT OPENS MARKETS, DOMESTICALLY AND INTERNATIONALLY, DEVELOPS STRATEGIC ALLIANCES WITH GLOBAL PLAYERS, CEMENTS ITS FUTURE ON THE SOLID LEADERSHIP IT COMMANDS IN THE MARKETS IT PARTICIPATES, AND SUSTAINS ITS GROWTH BASED ON PRODUCTS OF THE HIGHEST QUALITY, THEREBY ESTABLISHING WORLD RENOWN BRANDS, WHILE POSITIONING GRUPO HERDEZ AS AN IMPORTANT COMPETITOR OF AN INTERNATIONAL RANK. DURING 2002. WE WILL INTRODUCE PRODUCTS UNDER THE BRAND "DOÑA MARIA" IN THE UNITED KINGDOM, CONTINUING WITH THE INTEGRAL DEVELOPMENT OF OTHER MARKETS.

I'M PROUD TO INFORM YOU THAT THE GROUP HAS FORMED A 50%/50% ASSOCIATION WITH BARILLA ALIMENTARE, A LEADING ITALIAN COMPANY OF INTERNATIONAL RENOWN. BARILLA MEXICO WAS ESTABLISHED WITH THE PURPOSE OF MAKING, COMMERCIALIZING AND DISTRIBUTING BARILLA BRAND PASTAS AND SAUCES. ADDITIONALLY, THROUGH THIS ASSOCIATION, WE ACQUIRED THE YEMINA AND VESTA BRANDS AS WELL AS THE EQUIPMENT NECESSARY FOR THEIR PRODUCTION.

WE ANNOUNCE THIS ASSOCIATION WITH GREAT SATISFACTION, NOT ONLY FOR THE INCREASE IN VOLUME THIS REPRESENTS FOR THE GROUP, FROM 27 TO 40 MILLION BOXES, BUT ALSO AS IT DEMONSTRATES, ONCE MORE, THAT THE EFFORTS MADE BY ALL THE MEMBERS OF THIS GREAT HERDEZ FAMILY CONTINUE TO BEAR RESULTS.

WE ARE THANKFUL TO OUR SHAREHOLDERS FOR THEIR TRUST, TO OUR PARTNERS McCORMICK & CO. AND HORMEL FOODS, AS WELL AS OUR CUSTOMERS, SUPPLIERS AND EMPLOYEES, FOR THE INVALUABLE SUPPORT ALWAYS PROVIDED FOR THE GROWTH AND STRENGTHENING OF THE GROUP.

TODAY, TOMORROW AND ALWAYS,

WITH ALL TRUST IS.......HERDEZ

ENRIQUE HERNANDEZ-PONS TORRES
PRESIDENT AND CHAIRMAN OF THE BOARD

Grupo Herdez trades in:
BMV: HERDEZB
OTC: Guzby
Shares Outs: 422,555,963

For Inmediate Release

March 20, 2002

New members to join the Board of Directors; Changes in the identification of representative capital-stock shares

Mexico, March 20th 2002. Grupo Herdez S.A. de C.V., leader company in the food market announces:

As agreed in the stockholder's meeting held last March 19, 2002, José G. Aguilera Medrano, Iñigo Dávila Fernández, Pablo Lezama Velez and Fernando Ramos González de Castilla became part of the Company's Board of Directors. Mr. Francisco Javier Soní Ocampo joins as chief statutory auditor, replacing Mr. Antonio Damián Basurto. A new chief statutory auditor also joins the board, Mr. José Manuel Rincón Gallardo. Mr. José G. Aguilera Medrano is Executive Vice-President of Banamex Financial Group as well as from Banco Nacional de México.

Mr. Iñigo Dávila Fernández is executive director of Empresas Herdez –Company which belongs to Grupo Herdez- and has collaborated with the Company for over 12 years. He is also a member of Nacional Financiera counselors group.



Mr. Pablo Lezama is Grupo Herdez's CFO and has collaborated with the Company for more than 20 years.

Mr. Fernando Ramos González de Castilla is a founder partner of Grupo Bursátil Mexicano Casa de Bolsa S.A. de C.V.., "GBM" and is currently Vice President of GBM's executive committee.

Three chief counselors as well as secondary statutory auditors were named secondary counselors, as follows:

Chief Counsel	Secondary Counsel
Mr José G. Aguilera Medrano	Mr. R. Andrew de Pass
Mr. Esteban Malpica Fomperosa	Mr. Raúl Peláez Cano
Mr. Fernando Ramos González de Castilla	Mr. Julio Serrano Castro Espinosa

Chief Commissioner	Secondary Commissioner
Mr. Francisco Javier Soni Ocampo	Mr. José Alfredo Hernández Linares
Mr. José Manuel Rincón Gallardo	Mr. Angel Reyes Arias





According to the Company's code of better corporative practices, intermediate organs were ratified in order to provide support to the Board of Directors, thus they are organized as follows:

Executive Committee

Enrique Hernández-Pons Torres (President)
Héctor Hernández-Pons Torres
José G. Aguilera Medrano
Pedro G. Gracia Medrano Murrieta
Esteban Malpica Fomperosa
Alejandro Martínez Gallardo
Ernesto Ramos Ortiz

Auditory Committee

Enrique Castillo Sánchez Mejorada (President)
Juan G. Mijares Dávalos
Fernando Ramos González de Castilla
Ernesto Ramos Ortiz





Evaluation and Compensation Committee

Carlos Autrey Maza (President)
Enrique Hernández-Pons Torres
Héctor Hernández-Pons Torres
Esteban Malpica Fomperosa
Pedro G. Gracia Medrano Murrieta

Finance and Planning Committee

Ernesto Ramos Ortiz (President)
Héctor Hernández-Pons Torres
José G. Aguilera Medrano
Enrique Castillo Sánchez Mejorada

As agreed by the shareholder's meeting, Grupo Herdez's capital-stock is represented by common, nominative single-series shares with no par value. All shares are subscription-free and confer all holders equal rights and obligations, except for the retirement right which is exclusive of those variable-capital portion shareholders, according to the Company's by-laws, the "Ley General de Sociedades Mercantiles", Stock Market's Law, general regulations issued by the Mexican Security Exchange Commission, as well as any other applicable legal regulations.





We trust that the new integration of our Board of Director as well as the four committees mentioned above will contribute to improve the Company's performance and operation.

Grupo Herdez is the leading company in the production, distribution and commercialization of canned and processed food as well as pasta in the dynamic Mexican market, commanding an extraordinary brand position and an expanding exports platform. For over 80 years,

With all trust...... is Herdez
con toda confianza...es Herdez.

Contacts:

Adriana Legorreta
Herdez
Investors Relations
Tel. 52.01.56.02
Fax. 52.01.56.46
alegorreta@herdez.com.mx

Sofía Escamilla
McBride
Tel. 56.44.12.47
Fax. 56.30.
sofia@mcbridecorp.com





Grupo Herdez is listed on:
BMV: HERDEZB
OTC: Guzby
Total Shares Outstanding:
422,555,963

Report of Results
For the First
Quarter 2002

For Immediate Distribution

April 26th, 2002

Increases in Operating Profit of 32%, EBITDA of 28%, and Net Profit of 73%

Relevant Data

- Sales increase of 3.68%
- Operating expenses decline of 5.36%
- Operating profit rose by 32%
- EBITDA growth of 27.9%
- Net profit increased by 72.71%
- We began our sales of pastas with a share of 19.4% in boxes and 6.1% in value.

Increases reflect comparisons with the same period in the previous year

"...During the first quarter the results from the introduction of our new product lines as well as from the operating restructuring become apparent. Our profitability increased as a result of the incorporation of the new pasta line, lower operating costs, and an stricter control of our discounts and promotions"...commented Ernesto Ramos, Director of Administration and Finance of Grupo Herdez.





Sales

Sales in terms of value for the first quarter of the year 2002 showed an increment of 3.7% compared to the 1Q01, equaling 915.28 million pesos. Sales in unit terms rose by 1.16 million boxes versus the first three months in the previous year, totaling 7.07 million boxes sold.

The increase in sales was due mostly to the introduction of Pastas, a new business line, which represented 6.1% of sales in value terms for the first quarter of the year. In addition, the Sauces and Dressings, Meats and Seafood, as well as the Other product lines, contributed positively to sales for the quarter. The overall sales decline in terms of boxes resulted from seasonality effects as Holy Week was observed in March, combined with a contraction of the Mexican economy in the first quarter of the year. Also, sales to wholesalers dropped during this quarter as the wholesalers built-up their inventories significantly in the last quarter or 2001. The behavior of sales in terms of value in the Juices, Fruits and Desserts and Vegetables categories, reflected the strong price competition in the beverages, fruits, and vegetables sectors, given the parity of the peso versus other currencies, which makes the purchase of imported products attractive, as well as the growth of the private labels for some products.


McCORMICK
HERDEZ
CON TODA CONFIANZA ES



GRUPO HERDEZ

Sales in Volume (number of boxes)

	SALES IN VOLUME (thousands of boxes)				
	1Q02	%	1Q01	%	% growth
Sauces and Dressings	2,879	40.7%	2,923	49.5%	-1.5
Juices. Fruits and Desserts	748	10.6%	1,010	17.1%	-25.9
Vegetables	638	9.0%	689	11.7%	-7.4
Meat and Seafood	654	9.3%	573	9.7%	14.1
Pastas and Sauces	1,369	19.4%	ND	NA	NA
Other	56	0.8%	81	1.4%	-30.9
Exports	725	10.3%	626	10.6%	15.8
Total	7,069	100.0%	5,902	100.0%	19.8

Net Sales (value)*

SALES IN VALUE (thousands of pesos as of March 31, 2002)					
	1Q02	%	1Q01	%	% Growth
Sauces and Dressings	438,927	48.0%	432,569	49.0%	1.5
Juices, Fruits and Desserts	94,291	10.3%	121,670	13.8%	-22.5
Vegetables	105,498	11.5%	122,150	13.8%	-13.6
Meat and Seafood	134,890	14.7%	128,925	14.6%	4.6
Pastas and Sauces	56,247	6.1%	ND	NA	NA
Other	23,506	2.6%	12,339	1.4%	90.5
Exports	61,929	6.8%	65,112	7.4%	-4.9
Total	915,288	100.0%	882,765	100.0%	3.7

*Amounts expressed in thousands of pesos as of March 2002


McCORMICK
CON TODA CONFIANZA ES



Pastas

In the first report of the year 2002, we incorporated the sales of our new business line, Pastas, resulting from the association formed with the Italian company, Barilla Alimentare, the global leader in the production and commercialization of pastas.

The pasta line reported very favorable results during the first quarter of the year with sales of 56.2 million pesos. With the three brands that comprise this line – Barilla, Yemina, and Vesta – we expect to obtain a 30% share of a market estimated at 300 million dollars.

Exports

During the 1Q02 exports registered an increment in unit terms of 15.8%compared to the 1Q01, representing 10.3% of total sales for Grupo Herdez. In dollars, international sales increased 5.9%. The decline reported in pesos of 4.9% was due primarily to the strength of the peso versus the US dollar, underlying the role of the United States as the Grupo's most important commercial partner.
The products that command the biggest share in exports during this quarter were: mole Doña Maria, home-made Herdez sauces, and cactus leaves Doña Maria, among others.


McCORMICK

Gross Profit

Gross profit in the first quarter of the year showed an increase of 3.5% as a result of the increase in sales previously mentioned.

On the other hand, the cost of sales in the 1Q02 remained constant in relation to the increase in sales, registering an increase of 3.7%.

Operating Profit

In the 1Q02, operating profit showed a notable increase of 32% to reach 115.6 million pesos, resulting from a reduction of 5.36% in operating costs. The rationalization of discounts and the incorporation of product lines with better margins were critical factors in the increase of the operating margin which equaled 12.6% for the quarter.

Integral Cost of Financing

During the first quarter of this year, the integral cost of financing reported a significant decline of 34.4% due mostly to a higher gain in currency exchange and in monetary effect.

INTEGRAL COST OF FINANCING	1Q02	1Q01
Interest paid	23,890	39,864
Interest earned	2,962	20,041
Exchange Loss (gain)	-7,406	-2,851
Monetary effect (REPOMO)	-6,162	-5,742
Total	7,360	11,230

*Amounts expressed in thousands of pesos as of March 2002



Operating Cash Flow

Operating Cash flow reported a significant increase of 27.9% compared to the same period in the previous year. This increase was due to the growth in operating profits.

ACCUMULATED CASH FLOW	1Q02	1Q01
Depreciation	26,935	22,905
Amortization	2,824	3,201
Operating profit	115,588	87,530
Operating cash flow	145,347	113,636

*Amounts expressed in thousands of pesos as of March 2002

Bank Debt

In the first quarter of 2002, interest bearing debt totaled 1,092 million pesos for a slight decrease of 1 percentage point versus the same period in the previous year, despite the financing used for the incorporation of the pasta business.

Short-term debt represented 41.46% of interest bearing debt, just above the levels reported in the 1Q01, resulting from the expiration of some portions of long-term debt, consequently consolidated into short-term debt.

	1Q02	%	1Q01	%
Short-term	452,608	41.46	415,725	37.70
Dollars	170,608	15.63	125,368	11.37
Pesos	282,000	25.83	290,357	26.33
Long-term	639,049	58.54	686,946	62.30
Dollars	316,549	29.00	403,110	36.56
Pesos	322,500	29.54	283,836	25.74
Total debt	1,091,657	100.00	1,102,671	100.00

*Amounts expressed in thousands of pesos as of March 2002





Net Profit

Net profit in the first quarter of the year reported a significant increase of 72.7% when compared to the 1Q01, as a consequence of the increase in operating profits and the decline in financing costs.

Grupo Herdez is the leading company in the production, distribution, and commercialization of food products in the dynamic Mexican market, with an extraordinary brand positioning and a growing exporting platform. For over 80 years,

With all trust...........is Herdez

For Further Information, please contact:

Adriana Legorreta
Herdez
Relaciones con Inversionistas
Tel. 52.01.56.02
Fax. 52.01.56.46
alegorreta@herdez.com.mx

Sofía Escamilla
McBride
Tel. 56.44.12.47
Fax. 56.30. 63.20
sofia@mcbridecorp.com


McCORMICK
HERDEZ
CON TODA CONFIANZA ES



GRUPO HERDEZ

GRUPO HERDEZ, S.A. DE C.V.

Consolidated Results

Thousands of pesos as of March 31st, 2002

	1Q02	%	1Q01	%	Var.%
Revenues	915,288	100.0	882,764	100.0	3.68
Cost of Sales	534,747	58.4	515,274	58.4	3.78
Gross profit	380,541	41.6	367,490	41.6	3.55
Operating expenses	264,953	28.9	279,960	31.7	-5.36
Operating profit	115,588	12.6	87,530	9.9	32.06
EBITDA	145,347	15.9	113,636	12.9	27.91
Financing costs	7,360	0.8	11,230	1.3	-34.46
Other expenses (Income)	-1,990	-0.2	-2,322	-0.3	-14.30
Income before ISR & PTU	110,218	12.0	78,622	8.9	40.19
ISR & PTU	33,213	3.6	31,247	3.5	6.29
Part. in subsidiaries	150	0.0	-715	-0.1	N.A.
Consolidated net income	77,155	8.4	46,660	5.3	65.36
Minority interest	34,874	3.8	22,179	2.5	57.24
Net income	42,281	4.6	24,481	2.8	72.71

GRUPO HERDEZ, S.A. DE C.V.

Consolidated Balance Sheet

Thousands of pesos as of March 31st, 2002

	1Q02	1Q01	Var. %
Current assets	1,803,871	1,892,685	-4.69
Total assets	3,906,573	3,822,172	2.21
Current liabilities	873,013	765,980	13.97
Total liabilities	1,861,611	1,866,989	-0.29
Total stockholders' equity	2,044,962	1,955,183	4.59


McCORMICK
CON TODA CONFIANZA

Grupo Herdez is listed on:
BMV: HERDEZB
OTC: Guzby
Total Shares Outstanding:
422,555,963

Mexico D.F. April 26, 2002

Report to the Board of Directors

The first quarter of the year was an eventful one for Grupo Herdez as during this quarter we began to commercialize the products from our association with the Italian company Barilla Alimentare. It was a challenge given the fact that, within our company, we lacked the experience and market know-how specific to this product line, however, we charged forward achieving interesting sales increases in pesos as well as in volume terms.

In regards to sales for established brands, we had some problems particularly in the wholesale sector which reported a significant decline nationwide. This drop resulted in a decline for the Grupo of 7% in volume for same brand sales, in contrast to an increase of 1.2% in historic peso terms, resulting from a better control of discounts and promotions to our clients during the first quarter, which had a positive impact in the results for the Grupo.

Total sales for the Grupo, including those generated from our partnership Barilla Mexico, rose 20% in units and 4% in constant peso terms, reflecting the strong impact from this partnership in the Grupo's results, as well as the benefits that this association will bring in terms of lower costs and increases in operating profits, while encouraging a closer relationship with our main customers.

With this partnership we will also have the opportunity to increase our exports particularly to the United States as currently some of our distributors have been importing the Yemina and Vesta brands.

Our exports grew 16% in volume and 5% in dollar terms, showing a clear up-trending pattern apparent since the previous year, in spite of tremendous exchange pressure from our currency versus the US dollar. This situation has encouraged further increases in efficiency in our production processes in order to maintain our export levels.

Operating profits increased to 27 million pesos, 31% higher versus the same period in the previous year. The EBITDA reached 16% of sales, three percentage points above the levels reported in the first quarter of 2001. Net profit of 42 million pesos was 17 million pesos above the profit for the same period in the previous year, for a 72% increase.

The improvement in operating profit was a result of better management of discounts to customers, and the reduction of marketing, publicity, and promotional costs of 15 million pesos during the quarter.

Our financial position reflects an increase in total assets resulting from the consolidation of inventories, machinery and equipment, and the brands acquired by Barilla Mexico, S.A. de C.V. totaling 183 million pesos, transaction financed by capital increases and bank debt.

In terms of leverage, Grupo Herdez, S.A de C.V. improved its position from 48.8% of total liabilities in the previous year, to 47.7% at the closing of the first quarter.

Interest bearing debt of 1,092 million pesos was also lower than the previous year's level of 1,103 million pesos, for a reduction of 9 million pesos despite the acquisition of assets by Barilla de Mexico, S.A. de C.V.

At the end of the quarter, 55.3% of the Grupo's total interest bearing debt was denominated in pesos with the balance, 44.7%, in dollars, 41.4% represented short-term debt while 58.6% was long-term, proportions that show an adequate debt management.



We continued to implement our divestiture program focusing principally in the sale of unproductive assets, such as distribution centers, operations incompatible with our basic product lines, unprofitable products, and the evaluation of some of the Grupo's divisions which may be advantageous to divest.

With great satisfaction we announce that on February 22 of this year, our Mexico Plant received the recommendation for the certification ISO 9000. With this addition, we now have four production plants with this certification, in addition to the Mexico Distribution Center. We continue to work towards achieving this certification for the rest of our production plants.

We trust that the economic forecasts expected for the third and fourth quarters of this year are favorable, domestically and internationally, to allow us to show a clear improvement in the results for Grupo Herdez.

TODAY, TOMORROW AND ALWAYS.
WITH ALL TRUST ... IS HERDEZ.

Enrique Hernandez-Pons Torres
President

For Further Information, please Contact:

Adriana Legorreta
Herdez
Relaciones con Inversionistas
Tel. 52.01.56.02
Fax. 52.01.56.46
alegorreta@herdez.com.mx

Sofía Escamilla
McBride
Consultor
Tel. 56.44.12.47
Fax. 56.30. 63.20
sofia@mcbridecorp.com



Grupo Herdez is listed on:
BMV: HERDEZB
OTC: Guzby
Total Zares Outstanding:
422,555,963



GRUPO HERDEZ

June 4, 2002

Due to a financial leasing operation Grupo Herdez obtains 10.96 million dollars.

Through a financial leasing operation of two tuna ships, Grupo Herdez has raised $10,960,000 dollars. These resources will be applied to the payment of liabilities with a cost superior to 9%. This is favorably compared with the 5.2% rate of this operation.

As a result of this operation, the fixed asset will show a decrease, as well as the equity, the depreciation and the interests payment flow. There will not be a considerable impact in the operative cash flow, nevertheless the ROA (return over assets) will show an increase.

"...This operation releases resources that will be used to improve our position..." Grupo Herdez's Executive Director of Administration and Finance Ernesto Ramos commented.

At this time, the financial leasing operation for a third ship is to be concluded, which will be announced at the right time.





We trust that the domestic and international economic expectatives for the third and fourth quarters of the year will be favorable, thus Grupo Herdez´s results will be able to show a clear improvement.

Grupo Herdez is the leading company in the production, distribution and commercialization of canned and processed food as well as pasta in the dynamic Mexican market, commanding an extraordinary brand position and an expanding exports platform. For over 80 years,

With all trust...... is Herdez

Contacts:

Herdez
Adriana Legorreta
Investor Relations
Tel 52.01.56.02
Fax. 52.01.56.46
alegorreta@herdez.com.mx

McBride
Sofía Escamilla
Tel. 56.44.12.47
Fax. 56.30.63.20
sofia@mcbridecorp.com





Grupo Herdez trades in:
BMV: HERDEZB
OTC: Guzby
Total amount of shares:
422,555,963

July 15, 2002.

Grupo Herdez acquires real state to build a New Production Facility in San Luis Potosí

Mexico, D.F. July 10 2002. – Grupo Herdez acquired in San Luis Potosí 183,000 m^2 of land, strategically located in the industrial zone, and with access to state of the art communications infrastructure. The new complex will enhance the productive and distribution integration, resulting in operational efficiencies, cost reduction and higher profitability.

In this new complex the company plans to build:

1) A distribution macro-center that will increase the storage capacity of the company, and will improve the distribution processes.
2) A fabric for the production of pasta "Barilla" that is scheduled to start operations in July of 2003.
3) A unit for the production of McCormick with the objective of relocating the lines currently in Av. De la Paz in San Luis Potosí, and therefore increase the capacity and make them more efficient.





The investment for this industrial complex is estimated in $20 million dollars. Half of this investment will be used for the acquisition of land and the construction, and the remaining to buy equipment. The resources for the development of the complex will be financed 60% from cash generated by the operation, and the other 40% through debt.

"...This new complex is an important investment since it involves new technology and higher efficiencies in two of our strategic business lines. We are confident that with this new and more efficient production facilities we will maintain our presence as market leaders..." commented Héctor Hernández-Pons Torres Vice President and Director of Corporative Services

Grupo Herdez is the leading company in the production, distribution and commercialization of canned and processed food as well as pasta in the dynamic Mexican market, commanding an extraordinary brand position and an expanding exports platform. For over 80 years,

With all trust...... is Herdez

Contactos:

Herdez
Adriana Legorreta
Relaciones con Inversionistas
Tel. 52.01.56.02
Fax. 52.01.56.46
alegorreta@herdez.com.mx

Mcbride
Lucía Palacios
Tel. 56 44 12 47
Fax. 56 30 69 20
lucia@mcbridecorp.com





Grupo Herdez is listed on:
BMV: HERDEZB
OTC: Guzby
Total shares outstanding: 422,555,963

For immediate release

July 26, 2002.

HERDEZ REPORTS SECOND QUARTER RESULTS: OPERATING INCOME AND EBITDA UP BY 62.6% AND 52.9%, RESPECTIVELY

Figures are expressed in thousands of pesos as of June 30, 2002.
Quarterly comparisons vs. the second quarter 2001, unless otherwise specified.

Highlights

- Consolidated Net Sales increased 17.8%.
- Operating income jumped 62.6%.
- EBITDA up by 52.9% during the quarter.
- Net Income was up 14%.

"...Our new pasta business line has contributed significantly to sales growth, reaching 9% of total sales during the quarter..." Mr. Enrique Hernández-Pons Torres, Chairman of Grupo Herdez said.





Sales

During the second quarter sales volume increased 54% compared to the same quarter of last year. The following table shows sales breakdown in units per business line. Sales contribution per business line has been positively affected by the introduction of the new pasta line. In the 2Q02, major contribution came from Sauces and Dressings and Pastas & Sauces with 41% and 27%, respectively.

SALES BREAKDOWN BY DIVISION (thousands of cases)										
	YEAR-TO-DATE					QUARTERLY				
	2Q02	%	2Q01	%	%Growth	2Q02	%	2Q01	%	%Growth
Sauces and Dressings	6,982	41	6,307	51	10.7	4,103	41	3,384	52	21.2
Juices. Fruits and Desserts	1,794	10	1,993	16	-10.0	1,046	10	983	15	6.4
Vegetables	1,341	8	1,544	12	-13.1	703	7	855	13	-17.8
Meat and Seafood	1,148	7	998	8	15.0	494	5	425	7	16.2
Pastas and Sauces	4,052	24	NA	NA	NA	2,683	27	NA	NA	NA
Other	135	1	154	1	-12.3	79	1	73	1	8.2
Exports	1,636	10	1,411	11	15.9	911	9	785	12	16.1
Total Cases Sold	17,088	100	12,407	100	37.7	10,019	100	6,505	100	54.0

Net sales for the second quarter reached Ps. 1.145 billion, up 17.8% compared with last year's same quarter. Consolidated sales growth was driven mainly by an increase of 17.2% posted by our Sauces & Dressings division and our recently-launched Pasta business. The company's Seafood division also posted growth of 8.2%, especially our tuna business. Juices, Fruits & Desserts, as well as Vegetables, continue to face a challenging environment, due to price competition.



GRUPO HERDEZ



SALES BREAKDOWN BY DIVISION (thousands of pesos as of June 30, 2002)										
	YEAR-TO-DATE					QUARTERLY				
	2Q02	%	2Q01	%Part.	%Growth	2Q02	%	2Q01	%	%Growth
Sauces and Dressings	1,044,239	50	949,600	51	10.0	599,850	52	511,656	53	17.2
Juices, Fruits and Desserts	216,107	10	246,153	13	-12.2	120,640	11	122,970	13	-1.9
Vegetables	219,859	11	263,169	14	-16.5	113,047	10	139,501	14	-19.0
Meat and Seafood	240,144	12	225,807	12	6.3	103,573	9	95,279	10	8.7
Pastas and Sauces	165,209	8	ND	NA	NA	108,261	9	ND	NA	NA
Other	46,729	2	34,454	2	35.6	22,980	2	21,962	2	4.6
Exports	139,210	7	146,497	8	-5.0	76,509	7	80,575	8	-5.0
Total Net Sales	2,071,497	100	1,865,680	100	11.0	1,144,860	100	971,943	100	17.8

Exports

Export sales were almost flat in dollars terms, although cases sold were up 16% due to changes in our sales mix and formats. On a comparable basis, volume increased 8.7% and 11.9%, during the quarter and for the first six months of the year, respectively.

Gross Profit

Gross Profit during the quarter rose 26.4% to Ps. 505.7 million from Ps. 399.8 million. Higher cost efficiencies translated into a gross margin expansion of 310 basis points, reaching 44.2% from 41.1% in the same quarter of last year.





Operating Income

Operating Income was Ps. 141.9 million for the second quarter of 2002, an increase of 62.6% over the comparable period last year. Our operating performance reflects higher efficiencies across our subsidiaries, translating into an operating margin expansion of 340 basis points over the second quarter to 12.4% of total revenues. Likewise, operating expenses represented 31.8% over 32.2% of revenues in the same quarter of the year 2001.

Comprehensive Cost of Financing

COMPREHENSIVE COST OF FINANCING	2Q02	2Q01
Interest expense	29,104	39,364
Interest income	3,563	2,737
Exchange loss (gain)	38,615	-17,391
Monetary effect	-4,358	-5,971
Total CCF	59,798	13,265

The CCF increased Ps. 46.5 million to Ps. 59.8 million, due to a weaker peso during the quarter. Lower interest rates reduced interest expense by 26%.

EBITDA

EBITDA reached Ps. 171 million, up 52.9% from Ps. 111.2 million of same period last year. EBITDA margin rose 340 basis points to 14.9% compared to 11.5% obtained in 2Q01.





QUARTERLY EBITDA (Thousand Ps. As of June 30,2002	2Q02	2Q01
Depreciation	24,633	21,359
Amortization	4,531	3,277
Operating Income	141,902	87,266
EBITDA	171,066	111,902

Interest-Bearing Debt

Interest-bearing borrowings remained stable during the quarter. However, the term structure improved decreasing short term debt to 37.3% of total debt from 45.3% in the 2Q01. Consequently, long term debt rose to 62.6% from 54.6% in 2Q01. Additionally, the dollar-denominated debt represents 30.5% of total interest-bearing borrowings from 51% in the same quarter of last year.

	2Q02	%	2Q01	%
Short term	457,161	37.34	552,787	45.34
Dollar-denominated	82,161	6.71	92,010	7.55
Pesos	375,000	30.63	460,777	37.80
Long term	767,043	62.66	666,339	54.66
Dollar-denominated	292,043	23.86	532,682	43.69
Pesos	475,000	38.80	133,657	10.96
Total interest-bearing debt	1,224,204	100.00	1,219,126	100.00

Net Income

Net Income was Ps. 25.7 million, 14% up from Ps. 22.5 million in the 2Q01, due to the operating improvements mentioned above, notwithstanding the higher financing cost.





Relevant Events

1. Two of three tuna vessels were sold and leased-back for US$ 10.9 million during the quarter at favorable financing conditions.

2. During the quarter, the Company acquired a real estate property of 183 hectares located in the industrial corridor of San Luis Potosi. The new facility to be held in this property will include: 1) a distribution center that will increase storage capacity and provide higher logistics efficiencies: 2) A new pasta production plant that will be operational in July 2003 and 3) the relocation of the McCormick production plant currently in Av. De la Paz, San Luis Potosi and the adding of a new production line with higher efficiencies. Capital expenditures for this new facility is expected to be US $20 million, of which 60% will be financed with cash flow from operations, while the remaining 40% through external resources

3. General Shareholders´ Meeting held in March 19, 2002, declared a dividend payment of Ps. 70 million pesos.





GRUPO HERDEZ, S.A. DE C.V.
Consolidated Statement of Income
Thousand of Pesos as of June 30, 2002

	ACCUMULATED					QUARTERLY				
	2Q02	%	2Q01	%	Var.%	2T02	%	2Q01	%	Var.%
Revenues	2,071,497	100.0	1,865,680	100.0	11.0	1,144,859	100.0	971,943	100.0	17.8
Cost of Goods Sold	1,180,465	57.0	1,093,746	58.6	7.9	639,087	55.8	572,067	58.9	11.7
Gross profit	891,032	43.0	771,934	41.4	15.4	505,772	44.2	399,876	41.1	26.5
Operating expenses	632,108	30.5	596,049	31.9	6.0	363,870	31.8	312,610	32.2	16.4
Operating profit	258,924	12.5	175,885	9.4	47.2	141,902	12.4	87,266	9.0	62.6
EBITDA	318,216	15.4	226,951	12.2	40.2	171,066	14.9	111,902	11.5	52.9
Financing costs	67,249	3.2	24,635	1.3	173.0	59,798	5.2	13,265	1.4	350.8
Other expenses (Income)	-12,947	-0.6	-4,351	-0.2	197.6	-10,932	-1.0	-2,000	-0.2	446.6
Income before ISR & PTU	204,622	9.9	155,601	8.3	31.5	93,036	8.1	76,001	7.8	22.4
ISR & PTU	67,844	3.3	60,333	3.2	12.4	34,219	3.0	28,697	3.0	19.2
Part. in subsidiaries	1,645	0.1	466	0.0	253.0	1,493	0.1	1,190	0.1	25.5
Consolidated net income	138,423	6.7	95,734	5.1	44.6	60,310	5.3	48,494	5.0	24.4
Minority interest	69,940	3.4	48,437	2.6	44.4	34,634	3.0	25,983	2.7	33.3
Net income	68,483	3.3	47,297	2.5	44.8	25,676	2.2	22,511	2.3	14.1

GRUPO HERDEZ, S.A. DE C.V.
Consolidated Balance Sheet
Thousand of Pesos as of June 30, 2002

	2Q02	2Q01	% Change
Current assets	1,868,486	2,002,131	-6.68
Total assets	3,932,947	39,490,044	-90.04
Current liabilities	926,504	922,996	0.38
Total liabilities	2,030,190	2,001,043	1.46
Total stockholders' equity	1,902,757	1,948,001	-2.32





Grupo Herdez is the leading company in the production, distribution, and commercialization of food products in the dynamic Mexican market, with an extraordinary brand positioning and a growing exporting platform. For over 80 years,

With all trust...........is Herdez

For Further Information, please contact:

Adriana Legorreta
Herdez
Relaciones con Inversionistas
Tel. 52.01.56.02
Fax. 52.01.56.46
alegorreta@herdez.com.mx

Lucía Palacios
McBride
Tel. 56.44.12.47
Fax. 56.30. 63.20
lucia@mcbridecorp.com



GRUPO HERDEZ

July 25th, 2002

Dear Board Members:

With great pride we inform today that the recent joint venture in our pasta division with Barilla has been successful. After only 5 months of operations, its contribution to the company's results is significant, representing 9.4% of the total sales during the second quarter of this year.

During this period, the group's net sales reached Ps. 1.145 billion, an increase of 17.8% compared to the second quarter of the year 2001.

Consolidated Sales, excluding the Barilla operation, also posted strong growths in terms of volume and pesos by 12.7% and 6.6%, respectively.

These improvements are mainly due to a better performance in our sauces and dressings, and meat and seafood business lines.

On the other hand, we continue to face a highly competitive market in terms of prices in our juice, fruits and desserts, as well as our vegetables business lines.

As a result of this current environment we will continue launching strong promotional and marketing campaigns to lessen the impact. We are also evaluating different alternatives to strengthen this business lines as we are firmly decided to maintain our leading position in the market.

Our operating profit increased 62.6% during the quarter reaching Ps. 141.9 million which favorably compares to the Ps. 87.2 million registered in the same quarter of last year.

EBITDA during the quarter was Ps. 171 million, up by 52.9% or Ps. 59 million above the comparable period of 2001. Likewise, we experienced an EBITDA margin expansion of 340 basis points to 14.9%.

During the second quarter, the comprehensive cost of financing increased Ps. 47 million, as a result of a weaker peso against the US dollar, as opposed to the foreign exchange income registered in the same quarter of 2001.

Notwithstanding the traditional seasonality of our business, our overall first semester results are highly positive, sales grew 11%, meanwhile operating income, EBITDA and net income, increased by more than 40%.

Excluding Barilla, operating income and EBITDA results in our same brands portfolio, grew more than 17% during the quarter.

Export volume grew 16% increase in volume during the quarter, meanwhile sales in pesos remained almost equal as a result of the foreign exchange behavior.

In the second quarter we sold and leased-back two of our three tuna vessels almost US$ 11 million dollars under favorable financial conditions.

We continued to restructure our debt profile with a decrease in short term maturities to 37% of total debt compared to 41% in the first quarter of this year, meanwhile our dollar-denominated liabilities decreased from 45% to 31% of total interest-bearing debt.

Total interest-bearing borrowings remained unchanged compared to the first quarter of 2001.

We continue analyzing the possibility to issue debt securities.

Regarding our capital expenditures, we acquired a 183 hectares property in San Luis Potosi, with the following purposes:

- The construction of a new and more efficient McCormick production plant with greater capacity.
- Building the Barilla Mexico production plant, and
- -Having a new macro-distribution center for our products.

We are firmly convinced that we will experience a national and international economic recovery during the second semester, that will allow us to consolidate and improve our business in the different markets we participate.

TODAY, TOMORROW AND ALWAYS...

WITH ALL TRUST IS... HERDEZ.

Enrique Hernández-Pons Torres
Chairman.



Grupo Herdez trades in:
BMV: HERDEZB
OTC: Guzby
Shares Outs: 422,555,963

October 21, 2002

Grupo Herdez and Nafinsa start operating the collaborating contract signed between these two institutions in order to support the Company's small and medium suppliers

Mexico City, October 21, 2002.- Grupo Herdez and Nacional Financiera started running the contract held this past July, by which more than six thousand small and medium Company's suppliers will be able to enhance their supply chain, as well as obtaining other Nafinsa's benefits such as training, technical assistance and assessment.

This past October 10th, Mr. Enrique and Héctor Hernández-Pons Torres, President and Vice President of Grupo Herdez S.A. de C.V., in presence of Nafinsa's CEO Mr. Mario Laborín, and with the participation on a first stage of financial intermediaries Grupo Financiero IXE and Scotiabank Inverlat, Herdez's triple A Trust known as "Herfin" was launched.





Through this agreement, Grupo Herdez's suppliers will obtain financing at competitive interest rates via a quick and efficient electronic process with a guaranteed maximum rate for their notes' discount, while Grupo Herdez will be able to assure a proper merchandise supply, preferent treatment and better services.

Grupo Herdez is the leading company in the production, distribution and commercialization of canned and processed food as well as pasta in the dynamic Mexican market, commanding an extraordinary brand position and an expanding exports platform. For over 80 years,

With all trust...... is Herdez

Contacts:

Herdez
Adriana Legorreta
Relaciones con Inversionistas
Tel. 52.01.56.02
Fax. 52.01.56.46
alegorreta@herdez.com.mx

Mcbride
Sofía Escamilla
Tel. 56 44 12 47
Fax. 56 30 69 20
sofia@mcbridecorp.com





Relevant Events

1. Grupo Herdez and Nacional Financiera began operations under the contract signed in July 2002. Under this contract, a significant number of the company's suppliers will be able to take advantage of the electronic discounts and enhance their supply chains. They will also receive training, technical assistance and consulting from Nafinsa. Through this agreement, Grupo Herdez suppliers can get financing at competitive rates through a quick and efficient electronic process, while Grupo Herdez will be able to assure supply of merchandise, preferential treatment and improved services.

2. A Conference Call will be held the 31st of October 2002 at 10:00 a.m. in order to answer any questions about our quarterly report. The invitation will be sent later with the phone number you should dial.





GRUPO HERDEZ, S.A. DE C.V.
Consolidated State of Income
Thousands of Pesos as of September 30 2002

	ACCUMULATED					QUARTERLY				
	3Q02	%	3Q01	%	Var.%	3Q02	%	3Q01	%	Var.%
Net Sales	3,116,495	100.0	2,870,197	100.0	8.6	1,018,690	100.0	980,704	100.0	3.9
Cost of Goods Sold	1,788,985	57.4	1,667,599	58.1	7.3	593,528	58.3	559,894	57.1	6.0
Gross Profit	1,327,510	42.6	1,202,598	41.9	10.4	425,162	41.7	420,810	42.9	1.0
Operating Expenses	978,734	31.4	911,476	31.8	7.4	338,598	33.2	307,819	31.4	10.0
Operating Income	348,776	11.2	291,122	10.1	19.8	86,564	8.5	112,991	11.5	-23.4
EBITDA	432,504	13.9	368,010	12.8	17.5	110,245	10.8	138,161	14.1	-20.2
Financing Costs	99,366	3.2	70,777	2.5	40.4	31,263	3.1	45,828	4.7	-31.8
Other Expenses (Income)	-7,966	-0.3	-13,073	-0.5	-39.1	5,145	0.5	-8,666	-0.9	-159.4
Income before ISR & PTU	257,376	8.3	233,418	8.1	10.3	50,156	4.9	75,829	7.7	-33.9
ISR & PTU	83,058	2.7	87,737	3.1	-5.3	14,352	1.4	26,633	2.7	-46.1
Part. In Subsidiaries	3,727	0.1	1,053	0.0	253.9	2,061	0.2	580	0.1	255.3
Consolidated Net Income	178,045	5.7	146,734	5.1	21.3	37,865	3.7	49,776	5.1	-23.9
Minority Interest	94,015	3.0	74,729	2.6	25.8	23,187	2.3	25,674	2.6	-9.7
Net Income	84,030	2.7	72,005	2.5	16.7	14,678	1.4	24,102	2.5	-39.1

GRUPO HERDEZ, S.A. DE C.V.
Consolidated Balance Sheet
Thousands of pesos as of September 30, 2002

	3T02	3T01	Var. %
Current Assets	1,796,860	1,771,664	1.42
Total Assets	3,908,833	3,782,937	3.33
Current Liabilities	636,336	827,267	-23.08
Total Liabilities	1,956,226	1,884,758	3.79
Total Stockholders' Equity	1,952,607	1,898,179	2.87





Grupo Herdez is the leading company in the production, distribution, and commercialization of food products in the dynamic Mexican market, with an extraordinary brand positioning and a growing exporting platform. For over 80 years,

With all trust...........is Herdez

For Further Information, please contact:

Adriana Legorreta
Herdez
Relaciones con Inversionistas
Tel. 52.01.56.02
Fax. 52.01.56.46
alegorreta@herdez.com.mx

Sofia Escamilla
McBride
Tel. 56.44.12.47
Fax. 56.30. 63.20
sofia@mcbridecorp.com



GRUPO HERDEZ

October 25th, 2002

During the third quarter of 2002 consumer sentiment was adversely affected by a number of economic and political events which were influenced by the uncertainty of the US economy, Brazil's elections and Hurricane Isidore –which devastated the Yucatan Peninsula-. Consequently, net sales for the quarter were Ps. $1,018.7 million, a 3.9% increase with respect to the same period of last year. Weak performances of both the retailer sales on a same store basis and the wholesale channel sales impacted our growth.

Operating income for the third quarter was Ps. $86.6 million, Ps. $26.4 lower than the same period last year, largely driven by sharp increases in raw materials and distribution costs. As a result, our operating margin decreased by three percent with respect to the same period last year. EBITDA was Ps.$ 28 million lower than the third quarter 2001 reaching Ps. $110.2 million and net income decreased Ps. 9.4 million with respect to the same period last year to Ps. $14.7 million this quarter.

Despite a weak third quarter, our year to date performance continues being strong. Net sales for the first nine months of 2002 are 8.6% higher than the same period 2001, reaching Ps. $3,116.5 million. When measured in number of cases, year-to-date sales have increased 36.6% mainly driven by Barilla® brand. Operating margin grew over 100 basis points reaching 11.2% of sales for the first nine months of the year. Operating Income for the same period grew 19.8% to Ps.$ 348.8 and EBITDA grew Ps.$64.5 million to Ps.$ 432.5 million.

We continue improving the profile of our interest-bearing debt by diversifying our funding sources and obtaining better interest rates. At the end of September 2002, short term debt represented only 24.6% of our total debt compared to 40.1% at 2001. Peso denominated debt as a percent of total debt has grown from 57% at the end of September 2001 to 71.3% at the end of the third quarter this year. As part of our continuing efforts, we closed during October the sale lease-back of our third tuna boat the "Arcos I" for $ 6.8 million US dollars.

September was an important month for our export activities. While in the United Kingdom, we launched our "Doña María®" brand, in Spain we launched our "Herdez®" brand for the foodservice channel and "Doña María®" brand for the retail market. A wide variety of authentic Mexican products support this launch such as: Salsas, Hot sauces, beans, *Mole sauces* , tender cactus, jalapeo jalapeño peppers, jalapeño nachos, squash flowers and cuitlacoche (maize truffles) amongst others. We look forward to the continued success of our export business in the years to come and to our expansion in Europe and Asia.

We are not pleased with our performance this quarter. Therefore, we have invested more this quarter in market research, promotional activities and advertising campaigns to secure our industry leadership. We are confident that our strategies will result in continued improvements in sales and earnings.

With the improvement in the economic environment, we look forward for the consumer market recovery. With partnerships like Barilla Alimentare and our unique tradition of service, quality and trust, we are sure to emerge stronger in these adverse times.

TODAY, TOMORROW AND ALWAYS
WITH complete confidence...IT'S HERDEZ



Grupo Herdez is listed on:
BMV: HERDEZB
OTC: Guzby
Total shares outstanding: 422,560,963

For Immediate Release

October 25, 2002

QUARTERLY SALES INCREASED 3.9%, THE COMPANY'S TERM STRUCTURE IMPROVED

Highlights

- Sales growth was 3.9% in 3Q02 and 8.6% for the first nine months of 2002
- Outstanding improvement on interest-bearing debt structure due to a 31% decrease in short-term cost liabilities.
- Consolidated growth in operating Income, EBITDA and net income of 19.8%, 17.5% and 16.7%, respectively.

"... Higher productivity at the Chiapas plant and the contribution of our pasta business line drove sales growth during the third quarter, in an atmosphere of depressed consumption..." said Mr. Héctor Hernández-Pons, Grupo Herdez's Vice-President.

*Financial figures are expressed in thousand of pesos as of September 2002.
Quarterly comparisons vs. the third quarter 2001, unless otherwise specified.





Sales

During the third quarter 2002, a 34.7% increase in sales (cases) was achieved due to the 70.5% sales increase in the Meat and Seafood business line. Accumulated growth through the third quarter was 36.7%.

Net sales in the 3Q02 rose to Ps. 1,018.6 million, 3.9% higher than 3Q01 sales. The increase in earnings was moderate, affected by the slow economic recovery and static consumption. The earnings increase was due principally to sales in Pasta, and the 15.2% sales increase in the Meats and Seafood division. The sales increase was a consequence of the competitive prices that have resulted from higher productivity at the Chiapas plant, and favorable comparison with weak sales in 3Q01. The decrease in the Sauces and Dressings division reflects low levels of consumption in 3Q02. The Juice, Fruits & Desserts and Vegetables divisions continued to experience sales decreases because of price wars in the market.

Sales Breakdown by Division (Thousands of cases)										
	YEAR-TO-DATE					QUARTERLY				
	3Q02	%	3Q01	%	%Growth	3Q02	%	3Q01	%	%Growth
Sauces & Dressings	10,153	39	9,911	52	2.4	3,171	36	3,604	54	-12.0
Juices, Fruits & Desserts	2,729	10	3,004	16	-9.2	935	10	1,011	15	-7.5
Vegetables	2,112	8	2,279	12	-7.3	771	9	735	11	4.9
Meat & Seafood	1,705	7	1,334	7	27.8	573	6	336	5	70.5
Pastas & Sauces	6,720	26	ND	NA	NA	2,668	30	ND	NA	NA
Other	224	1	266	1	-15.8	73	1	112	2	-34.8
Export	2,364	9	2,233	12	5.9	728	8	822	12	-11.4
Total	26,007	100	19,027	100	36.7	8,919	100	6,620	100	34.7





SALES BREAKDOWN BY DIVISION (thousands of pesos as of Sept 02)										
	YEAR-TO-DATE					QUARTERLY				
	3Q02	%	3Q01	%	%Growth	3Q02	%	3Q01	%	%Growth
Sauces & Dressings	1,523,181	49	1,500,868	52	1.5	465,610	46	539,145	55	-13.6
Juices, Fruits & Desserts	332,011	11	370,446	13	-10.4	113,145	11	121,151	12	-6.6
Vegetables	338,431	11	388,554	14	-12.9	115,765	11	122,027	12	-5.1
Meat & Seafood	362,466	12	332,326	12	9.1	119,362	12	103,636	11	15.2
Pastas & Sauces	271,194	9	ND	NA	NA	103,876	10	ND	NA	NA
Other	80,642	3	57,162	2	41.1	33,349	3	22,268	2	49.8
Export	208,570	7	220,841	8	-5.6	67,583	7	72,477	7	-6.8
Total	3,116,495	100	2,870,197	100	8.6	1,018,690	100	980,704	100	3.9

Exports

During 3Q02 exports rose to Ps. 67.5 million , a 6.8% decrease if compared with 3Q01. Inventories from our partners Hormel and McCormick were at very high levels due to previous purchases made during the past quarters, and a complex global economic atmosphere, particularly in the USA, didn't contribute with their expected sales for this quarter.

Operating Income

During the first nine months of the year, operating income reached Ps. 348.7 million , with a 19.8% increase over the same period of last year. In 3Q02 the operating margin decreased three hundred basis points due to price increases in some main raw materials. There was also an increase in distribution expenses as larger volumes of cases were handled in the pasta line.





Efforts to make the production and distribution processes more efficient are ongoing, as are the efforts to implement successful promotion and publicity strategies. These strategies will have positive long-term impacts, despite the increase in 3Q02 expenses.

Comprehensive Financing Cost

COMPREHENSIVE COST OF FINANCING	3Q02	3Q01
Interest Expense	31,500	33,576
Interest Income	844	1,041
Exchange Loss (Gain)	8,195	16,154
Monetary Effect	-7,588	-2,861
Total	31,263	45,828

Financial expenses decreased 31.7% in the 3Q02 because of lower interest rates. Net interest decreased 5.7%. Lower exchange losses (49.2%) were experienced due to the restructure of cost-bearing liabilities. More detail on the restructuring will be given later.

EBITDA

EBITDA fell from Ps.138 million in 3Q01 to Ps 110 million in 3Q02 as a consequence of operating performance. EBITDA margin in the period was 10.8%

QUARTERLY EBITDA	3Q02	3Q01	%
Depreciation	20,198	22,250	-9.2
Amortization	3,483	2,920	19.3
Operating Income	86,564	112,991	-23.4
EBITDA	110,245	138,161	-20.2





Net Income

Net income in the 3Q02 rose to Ps 14.6 million , a decrease of net income If compared with 3Q01's Ps $24.1 million. Net margin in the quarter was 1.4%.

Interest-Bearing Debt

Dollar- and peso-denominated debt was restructured with better interest rates, resulting in positive results in interest payments and exchange rate position. A better financial structure was achieved this quarter by reducing exposure to dollar-denominated debt by 25%, and transferring short-term debt to long-term debt. In the 3Q02, short-term debt was 24.6% of total interest-bearing borrowings, in comparison to 40.1% in the 3Q01.

	3Q02	%	3Q01	%
Short Term	312,764	24.64	456,690	40.11
Dollar - Denominated	27,621	2.18	80,832	7.10
Pesos	285,143	22.46	375,858	33.01
Long Term	956,819	75.36	681,925	59.89
Dollar - Denominated	336,819	26.53	409,073	35.93
Pesos	620,000	48.83	272,852	23.96
Total Interest Bearing-Debt	1,269,583	100.00	1,138,615	100.00





GRUPO HERDEZ

Grupo Herdez is the leading company in the production, distribution and commercialization of canned and processed food as well as pasta in the dynamic Mexican market, commanding an extraordinary brand position and an expanding exports platform. For over 80 years,

With all trust...... is Herdez

Contacts:

Herdez
Adriana Legorreta
Investor Relations
Tel. 52.01.56.02
Fax. 52.01.56.46
alegorreta@herdez.com.mx

Mcbride
Sofía Escamilla
Tel. 56 44 12 47
Fax. 56 30 69 20
sofia@mcbridecorp.com





Grupo Herdez trades in:
BMV: HERDEZB
OTC: Guzby
Shares Outs: 422,555,963

December 4, 2002.

As summoned by the Comisión Nacional Bancaria y de Valores in the requirement number 601-V1-GS-V-280580/2002, and according to the International Accounting Principle number 14 (NIC 14) of mandatory supplementary application, it is put into public knowledge the selected information regarding this Company which should have been included in the financial statements as of December 31, 2001:

2001	**Mexico**	**EUA**	**Total**
Net Sales	$3,663,044	$255,816	$3,918,860
Operative Income (Loss)	$427,594	$2,072	$429,666
Net Income	$130,902	$582	$131,484
Depreciation and Amortization	$92,708	$6,474	$99,182
EBITDA	$223,610	$7,057	$230,666
Total Assets	$3,596,665	$251,180	$3,847,845
Total Liabilities	$1,822,488	$127,277	$1,949,765

